Exhibit D

Description of

The Republic of Argentina

October 2, 2019

DEFINED TERMS AND CERTAIN CONVENTIONS

Certain Defined Terms

All references in this Annual Report to “Argentina” or the “Republic” are to the Republic of Argentina, and to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”).

The terms set forth below have the following meanings for purposes of this Annual Report:

•	“2005 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between January and May of 2005.

•	“2010 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between April and December 2010.

•

“BADLAR” rate is an average rate published by the Central Bank based on a survey of financial institutions in Argentina regarding the nominal annual interest rate in Peso-denominated time deposits of more than Ps.1.0 million from 30 to 35 days.

•	“Consumer Price Index,” or “CPI,” is an index calculated on a weighted basket of consumer goods and services. References in this Annual Report to CPI are to:

•

The “CPINu” (Índice de Precios al Consumidor Nacional Urbano or National Urban Consumer Price Index): INDEC began publishing national urban consumer CPI data in February 2014 based on an average of prices on goods across the country, which replaced the previous index that only measured inflation in the City of Buenos Aires and its surrounding areas;

•

“City of Buenos Aires CPI”: CPI figures published by the City of Buenos Aires based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the City of Buenos Aires;

•

“Province of San Luis CPI”: CPI figures published by the province of San Luis based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the province of San Luis;

•	“GBA CPI”: CPI figures INDEC began publishing GBA CPI data in June 2016 based on a survey conducted in the Greater Buenos Aires area; or

•

“National CPI”: CPI figures INDEC began publishing national CPI data in July 2017 based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area, the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region.

•

“defaulted debt” or “debt in default” as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments calculated at contractual rates.

•	“Gross domestic product” or “GDP” means the total value of final products and services produced in Argentina during the relevant period.

•

“non-performing debt” refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than Untendered Debt. Argentina’s non-performing debt encompasses all public debt on which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Non-performing debt also includes the following:

(i)

certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii)

certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•

“Settlement Proposal” refers to the proposal, published by the Republic on February 5, 2016, to settle all claims on Untendered Debt not otherwise time-barred, including bonds in litigation in the United States and elsewhere, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions. The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was extended as an option to plaintiffs holding pari passu injunctions granted by courts of the United States, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains open to holders of Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the published procedures and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the amounts to be paid are reconciled and the agreement is countersigned by the Republic. The Settlement Proposal is not available for claims on principal or interest that are time-barred.

•

“Untendered Debt” means, with respect to data included herein through 2016, defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange and have not been settled since February 5, 2016. References to Untendered Debt in this Annual Report do not constitute, and shall not be read or construed to constitute a waiver of any defenses available to the Republic with respect to the enforcement of any claim thereunder. See “Preservation of Defenses.” The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. Any amounts of Untendered Debt set forth in this Annual Report have been defined in this Annual Report to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2018, including penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

For purposes of this Annual Report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•

“Baade”: Argentine Saving Bond for Economic Development and Saving Promissory Note for Economic Development both denominated in U.S. dollars and issued by the Republic to finance public investment projects in strategic sectors like infrastructure and hydrocarbons.

•	“Birads”: U.S. dollar-denominated bonds issued by the Republic to finance the repurchase of GDP-Linked Securities.

•

“Biraes,” “Birafs,” “Bonacs,” “Bonads,” “Boncers,” “Bontes” and “Botapos”: Bonds issued by the Republic for general purposes. Except for the Biraes, which are denominated in euros, the Birafs, which are denominated in Swiss-francs and the Bonads, which are denominated in U.S. dollars and payable in pesos (dollar-linked), the remaining bonds are denominated in pesos.

•	“Bocones”: Bonds issued by the Republic to restructure its obligations to pensioners and suppliers and to settle reparations of members of family of victims of the military dictatorship.

•

“Bogar”: Bonds issued by the Provincial Development Fund to restructure debt obligations of the provinces. These bonds are guaranteed by the Government and secured by a pledge of certain provincial tax revenues.

•	“Bonares”: Bonds issued by the Republic for general purposes of the Government and in exchange for CER-index linked bonds.

•

“Bonar Dual”: Bonds issued by the Republic for general purposes of the Government denominated in U.S. dollars but payable in pesos. Upon maturity, the Republic is required to pay the higher of (i) the principal amount outstanding in U.S. dollars converted into pesos at the exchange rate applicable as of the issuance date, plus capitalized accrued interest in pesos at a rate determined on the issuance date, and (ii) the principal amount outstanding in U.S. dollars plus capitalized accrued interest at a U.S. dollar interest rate, converted into pesos at the exchange rate applicable as of the maturity date.

•	“Lebacs”: Short-term notes issued by the Central Bank mainly peso-denominated.

•	“Lecaps”: Peso-denominated notes issued by the Ministry of Treasury.

•	“Lecer”: Peso-denominated, inflation-adjusted notes issued by the Ministry of Treasury.

•	“Lelink”: Peso-denominated notes pegged to the U.S. dollar issued by the Ministry of Treasury.

•

“Leliqs”: Liquidity notes issued by the Central Bank, denominated in pesos and with a 7-day maturity. Leliqs are offered on a daily basis and may only be purchased by banking entities for their own portfolio.

•	“Letes”: U.S. dollar-denominated Treasury notes issued by the Republic for general purposes of the Government.

•

“National Guaranteed Loans”: Tax-secured loans that the Republic exchanged for previously outstanding bonds as part of a voluntary debt offers that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon default.

•	“Nobacs”: Peso-denominated medium-term notes issued by the Central Bank.

•	“2017 Globals”: U.S. dollar-denominated global bonds issued in the international capital markets pursuant to the 2010 Debt Exchange.

•

“2035 GDP-Linked Securities”: Long-term government treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos, issued in the international capital markets pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

•	“2045 Quasi-Par Bonds”: Peso-denominated long-term government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

Preservation of Defenses

Nothing in this Annual Report, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Annual Report may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates

The Republic publishes most of its economic indicators and other statistics in pesos. The peso floated freely with limited intervention by the Central Bank between January 2016 and December 2018. On December 31, 2018, the exchange rate was Ps.37.81 to U.S.$1.00. During 2018, the peso depreciated 50.9% vis-à-vis the U.S. dollar. See “Recent Developments—Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions—Current Regulations” for a description of factors affecting the foreign exchange market since January 1, 2019. As of September 30, 2019, the peso-dollar reference exchange rate was Ps.57.56 to U.S.$1.00.

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Year ended December 31,
2012	4.917	4.305	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.763	8.554	9.269	13.005
2016	16.039	13.069	14.779	15.850
2017	18.830	15.174	16.567	18.774
2018	40.8967	18.4158	28.0937	37.8083
2019
January	37.93	37.04	37.41	37.04
February	40.04	37.1967	38.4086	38.9983
March	43.6983	39.4450	41.3624	43.3533
April	45.6333	41.5617	43.2338	44.0100
May	45.5667	44.4233	44.9332	44.8700
June	44.9800	42.3050	43.7894	42.4483
July	43.8817	41.6583	42.5434	43.8692
August	59.0750	44.3233	52.7271	59.0750
September	57.5583	55.7833	56.5014	57.5583

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that are contained in this Annual Report. This information is not necessarily indicative of the Argentine economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

THE REPUBLIC OF ARGENTINA

Political Parties

On May 15, 2019, Congress enacted legislation regulating the funding of political parties aimed at strengthening transparency and controlling and limiting the source of the funds.

Recent Political History

On August 11, 2019, simultaneous and mandatory primary elections were held in Argentina to select, among other things, a single presidential candidate for each political party in the upcoming national elections. These elections have generally been perceived as anticipated polls for the mandatory presidential and congressional elections to be held in October 2019, providing an indication of the support that each candidate will have in the upcoming elections. Mr. Fernández was selected for Frente de Todos (a coalition of several parties, including the PJ (as defined below) and Frente Renovador) with approximately 47.65% of the votes, Mr. Macri for Juntos por el Cambio (formerly Cambiemos) with approximately 32.08% of the votes, Mr. Lavagna for Consenso Federal with approximately 8.22% of the votes, Mr. del Caño for Frente de Izquierda y de Trabajadores with approximately 2.86% of the votes, Mr. Gómez Centurión for Frente Nos with approximately 2.63% of the votes and Mr. Espert for Unite por la Libertad y la Dignidad with approximately 2.18% of the votes. National presidential and congressional elections in Argentina are scheduled to take place on October 27, 2019, with a presidential runoff election, if necessary, on November 24, 2019.

Since the primary elections’ results, political and economic uncertainty increased and the Peso / U.S. dollar exchange rate experienced significant volatility. Between August 9 and August 30, 2019, the Peso lost approximately 23.1% of its value with respect to the U.S. dollar and the Central Bank’s international reserves decreased by approximately U.S.$12.2 billion. During the same period, the MERVAL index lost approximately 44.5% of its value.

In response to these circumstances, the Central Bank deployed a number of monetary and exchange risk management measures to contain the volatility of the exchange market, such as (i) increases in the short term monetary interest rate, (ii) sales on the spot foreign exchange market to provide liquidity and (iii) a limitation on the ability of financial institutions to enter into certain derivative contracts in the foreign exchange market, which tempered their net demand for foreign exchange. In addition, the Government introduced a series of measures designed to address socio-economic needs. See “—The Argentine Economy—Measures designed to address socio-economic needs.” The Governor of the Central Bank indicated that the pace of inflation was expected to pick up during August and September 2019.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% will be repaid 90 days after the original payment date and the remaining 70% will be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which will be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors will be paid as originally scheduled. Further, the Macri administration indicated its willingness to pursue a voluntary re-profiling of its medium- and long- term debt governed by Argentine and foreign law, subject to the opposition’s and investors’ support of this proposal. On September 19, 2019, the Macri administration submitted to Congress a draft bill proposing to introduce collective action clauses in Argentina’s medium- and long- term debt governed by Argentine law.

On September 1, 2019, the Central Bank imposed restrictions on foreign currency transactions, requiring financial institutions to obtain prior Central Bank approval to buy foreign currency in the exchange market (except in the case of foreign trade). Individuals will be limited to purchases of foreign currency not to exceed U.S.$10,000 per month. Further, the Central Bank required exporters to repatriate the proceeds of export transactions five days after receiving payment or 180 days after receiving permission to ship.

Until the October 2019 general elections or the subsequent runoff in November 2019 take place, developments in Argentina are likely to remain uncertain and investors should not exclude continued volatility in Argentina’s foreign exchange market, which in turn could impact on the Argentine economy and Argentina’s financial condition.

Foreign Affairs and International Organizations

On June 28, 2019, after more than 20 years of longstanding negotiations, Mercosur and the European Union reached a landmark understanding regarding economic cooperation and integration.

The agreement is intended to grant Mercosur access to the European Union, a strategic market for Mercosur members, with lower costs and trade restrictions, and it is expected to increase exports from regional economies, consolidate the participation of local companies in the global economy, promote investment, foster technological transfers and increase competiveness.

The parties are currently reviewing the terms of the agreement.

On August 23, 2019, Mercosur and the European Free Trade Agreement (“EFTA”) concluded in substance the negotiations on a comprehensive free trade agreement. The agreement is intended to increase the flow of Mercosur’s exports to the members of EFTA.

THE ARGENTINE ECONOMY

Economic History and Background

Macri Administration: 2015-2018

Foreign trade and foreign exchange reforms

In May 2019, the Government introduced changes to export duties, granting an exemption on export duties to each company whose exports amount to less than Ps.50 million in 2019, provided that the aggregate value of its exports during such year exceeds the aggregate value of its exports during 2018.

In September 2019, the Central Bank imposed restrictions on foreign currency transactions. See “—The Republic of Argentina—Recent Political History.”

Financial Policy

As of June 30, 2019, the outstanding principal amount of Untendered Debt that was not subject to settlement agreements entered into since April 2016 pursuant to the February 2016 Settlement Proposal totaled approximately U.S.$1.0 billion, of which the outstanding principal amount of foreign law governed Untendered Debt that was not subject to a settlement agreement and was not time-barred (in the Republic’s understanding) totaled approximately U.S.$491 million. See “The Argentine Economy—Macri Administration: 2015-2018—Financial Policy.”

Energy sector reforms

Beginning in January 1, 2019, the responsibility to determine and assume “social” tariff schemes to address the needs of the most vulnerable groups was transferred by the Government to the provinces. The Government also expressed that it would transfer budgetary allocations to each province to compensate for the cost assumed by them as a result of the transfer of social tariff schemes.

In January 2019, the Government announced staggered energy tariff increases, establishing fixed consumer price increases of 40%, 7% and 6% to become effective on February 1, May 1 and August 1, 2019, respectively. However, in April 2019, the Government announced the deferral of the increases in energy tariffs payable by consumers for the remainder of 2019 and that the staggered increases scheduled for May 1 and August 1, 2019 would be assumed by the Government.

In April 2019, the Government announced staggered gas wellhead price increases, establishing fixed price increases of 10%, 9% and 8% to become effective on April 1, May 1 and June 1, 2019, respectively. The Government also announced a 22% tariff discount for residential end-users during the winter period, which would be translated and compensated by such users during the summer period.

During the first half of 2019, significant investments were made in exploration and development in the Vaca Muerta region, expanding the local gas market, increasing the availability of gas during the summer season and export capacity.

On July 5, 2019, the Government launched an international public bidding process for the construction of a new natural gas pipeline to connect the Vaca Muerta region with the city of San Nicolás, on the shores of the Paraná River, in the province of Buenos Aires (approximately 1,010 kilometers). The Government will evaluate the bids submitted in November 2019.

On November 4, 2018, the Government launched an international public bidding process for hydrocarbon exploration in offshore areas located along the coast of Patagonia. On May 16, 2019, 18 areas were adjudicated.

Measures designed to address socio-economic needs

On March 1, 2019, President Macri announced a 46% increase in the monthly allowance to be received by beneficiaries of the Asignación Universal por Hijo (Universal Child Allowance), from Ps.1,815 to Ps.2,644 beginning in March 2019. In August 2019, an increase on the minimum monthly wage for public and private employees was announced. See “Recent Developments—The Argentine Economy—Employment and Labor–Wages and Labor Productivity.”

On June 14, 2019, the Macri administration announced a new line of mortgage-backed lending program for families with a total net income up to seven times the minimum wage.

On August 14, 2019, the Government announced a series of relief measures following the depreciation of the peso that occurred on August 12, 2019. See “—Recent Political History.” These measures include:

•	gasoline price freezes for a 90-day period, subject to exceptions to address unforeseen developments in the energy and oil and gas market;

•	a 20% increase in the minimum taxable income threshold, refunds of certain income tax advance payments made during 2018;

•	an exemption for registered employees from the payment of employment taxes (11% of gross salary) during September and October 2019, up to Ps.2,000 per month;

•	monthly welfare payments of Ps.1,000 for each of September and October 2019 for informal sector employees and unemployed persons;

•	a Ps.5,000 bonus for national public sector employees and members of the armed and security forces;

•	a ten-year tax regularization programs for SMEs (as defined below); and

•	a 40% increase in scholarship amounts under the Progresar program.

On September 12, 2019, the Chamber of Deputies approved a bill to increase by 50% the budget allocation to programs of emergency food assistance, paving the way for the creation of the Programa de Alimentación y Nutrición Nacional (National Food and Nutrition Program). The Chamber of Deputies also sanctioned the extension, until December 31, 2022, of the national food emergency status, initially set in 2002.

As a result of the global volatility in fuel prices that ensued from the attacks on Saudi Arabian oil processing plants on September 15, 2019, the Government authorized a 4% increase in oil prices on September 18, 2019.

Gross Domestic Product

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)(1)

	For the 12-month period ended June 30,
	2018		2019
Nominal GDP (in millions of pesos)(2)	Ps.	12,326,994.1	Ps.	17,735,655.4
GDP (in millions of U.S. dollars)(2)	U.S.$	633,048.9	U.S.$	467,482.8
Per capita GDP(2)	U.S.$	14,210.1	U.S.$	10,390.2
Peso / U.S. dollar exchange rate(3)		19.47		37.94

(1)	Preliminary data.
(2)	Average GDP figures for the 12-month period ending June 30, 2018 and June 30, 2019.
(3)	Average nominal exchange rate for the 12-month period ending June 30, 2018 and June 30, 2019.

Source: INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)(1)(2)

	For the six-month period ended June 30,
	2018		2019
Consumption:
Public sector consumption	Ps.	93,607	Ps.	92,550
Private consumption		569,067		519,152

Total consumption		662,674		611,702
Gross investment		150,319		118,369
Exports of goods and services		138,889		150,045
Imports of goods and services		221,465		168,559

Net exports/(imports)		(82,576)		(18,514)
Inventory provision		(9,748)		(13,663)
Statistical discrepancy		6,594		11,153

Real GDP	Ps.	727,263	Ps.	709,047

(1)	Preliminary data.
(2)	Average GDP figures for the six-month period ending June 30, 2018 and June 30, 2019.
Source:	INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2018		2019
Natural Resources and others(3)	Ps.	582	Ps.	622
Durable equipment for production
Machinery and equipment:
National		23,642		16,727
Imported		44,385		32,947

Total		68,026		49,675
Transport products:
National		9,599		5,048
Imported		7,594		3,239
Total		17,193		8,287
Total durable equipment for production		85,220		57,961
Construction(4)		64,518		59,786

Total gross investment	Ps.	150,319	Ps.	118,369

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2018 and June 30, 2019.
(3)	Includes research and development and cultivated biological resources.
(4)	Includes mining exploration.

Source: INDEC and Ministry of Treasury.

For a description of factors affecting the Argentine economy in 2018, see “The Argentine Economy—Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration.”

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2018	2019
Primary production:
Agriculture, livestock, game and forestry	Ps. 54,006	Ps. 71,855
Fishing	2,118	2,164
Mining and extractives (including petroleum and gas)	21,302	21,321

Total primary production	77,426	95,340
Secondary production:
Manufacturing	115,429	105,354
Construction	23,100	21,729
Electricity, gas and water	12,774	12,022

Total secondary production	151,303	139,105

Services:
Transportation, storage and communications	58,460	57,459
Trade, hotels and restaurants	104,290	93,786
Financial, real estate, business and rental services	105,050	100,116
Public administration, education, health, social and personal services	103,374	103,214
Domestic services(3)	4,324	4,660

Total services	375,498	359,236

Plus import duties less adjustment for banking service(4)	123,036	115,366

Total real GDP	Ps. 727,263	Ps. 709,047

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2018 and June 30, 2019.
(3)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(4)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Treasury.

During the six-month period ended June 30, 2019, real GDP decreased by 2.5% compared to the same period in 2018. This decrease was primarily driven by a 8.8% decrease in private consumption and a 21.3% decrease in investment, which were partially offset by a 77.6% deficit decrease in net exports due to an increase in exports and a decrease in imports.

The primary production sector increased by 23.1% during the six-month period ended June 30, 2019 compared to the same period in 2018, recovering from the drought that affected the 2017/2018 harvest season. The secondary production sector contracted by 8.1%, primarily driven by a decrease in the manufacturing sector and construction sector.

The services sector contracted by 4.3% during the six-month period ended June 30, 2019 compared to the same period in 2018 and accounted for 50.7% of real GDP. Within the services sector, the contraction was driven by the trade, hotels and restaurants sectors as well as the financial services.

During the second quarter of 2019, real growth in the primary production sector (34.7% compared to the same period in 2018) fueled a 0.6% real growth in GDP for that period compared to the same period in 2018.

Poverty and Income Distribution

INDEC’s assessment of its essential goods and services basket for the Greater Buenos Aires area indicates that a standard family required Ps.31,148.1 to gain access to the essential goods and services basket in June 2019, compared to Ps.19,601.8 in June 2018.

According to INDEC, in June 2019, the essential food basket for households stood at Ps.12,409.7, compared to Ps.7,840.7 in June 2018.

Employment and Labor

Unemployment and Underemployment

The unemployment rate in the first quarter of 2019 stood at 10.1%, which represents a 1 percentage point increase from the same period in 2018 and the labor force rate stood at 47.0%, a 0.5% percentage point increase from the same period in 2018. The unemployment rate in the Greater Buenos Aires metropolitan region during the first quarter of 2018 was 11.1%, the highest in the country.

Wages and Labor Productivity

In June 2019, the minimum monthly wage for public and private employees was set at Ps.12,500, representing an increase of 10.6% compared to December 2018.

In August 2019, the minimum income subject to income tax was Ps.55,376 for single workers and Ps.70,274 for married workers with two children.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the six-month ended June 30,
	2018		2019
Current Account	U.S.$	(17,869)	U.S.$	(6,246)
Trade of Goods and Services		(9,366)		3,502
Goods(1)		(3,339)		6,722
Credit		30,045		30,758
Debit		33,384		24,036
Services(2)		(6,027)		(3,219)
Credit		7,732		7,210
Debit		13,759		10,429
Primary Income (Earnings)		(9,137)		(10,101)
Employee Compensation		(47)		(46)
Investment Earnings		(9,089)		(10,054)
Direct Investment		(3,850)		(3,348)
Portfolio Investment		(4,523)		(5,182)
Other Investments		(923)		(1,720)
Reserve Assets		207		196
Secondary Income (Current Transfers)		634		353
Capital Account		31		46
Net external financial needs		(17,838)		(6,200)
Financial Account		(18,264)		(7,035)
Central Bank		3,354		(1,818)
Reserves		6,894		(1,818)
Liabilities		3,540		—
Deposit-Collecting Entities		(2,126)		(2,426)
Government		(26,515)		(6,202)
Other Sectors		7,023		3,411
Net Errors and Omissions		(426)		(835)
Memorandum Item
Transactions of Reserve Assets Change		6,894		(1,818)
Central Bank International Reserve Variation		6,826		(1,508)
Exchange Rate Adjustment	U.S.$	(68)	U.S.$	311

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the six-month period ended June 30, 2019, the current account registered a U.S.$6.2 billion deficit, compared to the U.S.$17.9 billion deficit registered during the same period in 2018. The decrease in the deficit was mainly the result of a U.S.$3.5 billion surplus in the trade of goods and services account, compared to the U.S.$9.4 billion deficit recorded during the same period in 2018, mainly due to a U.S.$6.7 billion surplus in the goods account in the six-month period ended June 30, 2019 compared to a deficit of U.S.$3.3 billion during the same period in 2018.

Financial Account

In the six-month period ended June 30, 2019, the financial account recorded net inflows of U.S.$7.0 billion, a 61.5% decrease compared to the same period in 2018.

Deposit-Collecting Entities. In the six-month period ended June 30, 2019, deposit-collecting entities recorded net inflows of U.S.$2.4 billion, compared to net inflows of U.S.$2.1 billion in the same period in 2018.

Government. In the six-month period ended June 30, 2019, the non-financial public sector recorded net inflows of U.S.$6.2 billion, a U.S.$20.3 billion decrease compared to net inflows of U.S.$26.5 billion recorded during the same period in 2018. These net inflows were generated mainly by the sale of Bonares due 2024 and Bonares due 2037 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, and inflows from IMF disbursements under the SBA, which were partially offset by outflows in portfolio investment. The outstanding Bonares due 2024 and Bonares due 2037 involved in the sales were cancelled in August 2019. See “—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Other Sectors. In the six-month period ended June 30, 2019, net outflows in other sectors totaled U.S.$3.4 billion, compared to net outflows of U.S.$7.0 billion in the same period in 2018.

As a result, the Central Bank’s foreign currency reserves decreased by U.S.$1.8 billion compared to the same period in 2018.

International Reserves

As of September 26, 2019, the gross international reserve assets of the Central Bank totaled U.S.$49.2 billion, compared to U.S.$65.8 billion as of December 31, 2018. This decrease was mainly due to recent capital outflows reflecting uncertainty in the Argentine economy and volatility in the exchange market following the results of the August 2019 mandatory primary elections. See “—The Republic of Argentina—Recent Political History” and “The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “—Monetary System—Monetary Policy.”

MONETARY SYSTEM

Monetary Policy

The regime based on monetary aggregates that the Central Bank announced on October 2018 contributed to reduce the foreign exchange rate volatility and decelerate inflation during the fourth quarter of 2018. However, during the first quarter of 2019, an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar, contributed to a new acceleration in the pace of inflation.

Against this backdrop, the COPOM (as defined below) adopted a series of additional measures during March and April 2019 aimed at reinforcing its ability to accelerate the monetary policy target.

•

it reduced the monetary base target by Ps.43 billion, eliminated the seasonal adjustment of the target scheduled for June 2019 and extended its commitment not to increase the monetary base from June 2019 to December 2019. In order to improve liquidity management during June-July and December-January (when monetary demand increases due to the payments of semi-annual complementary wage and higher expenses related to vacations), the Central Bank established a bi-monthly reserve requirement position for such months. In the second quarter of 2019, the Central Bank complied with the commitment not to increase the monetary base, which remained at Ps.1,343.2 billion;

•	it established at 62.5% the minimum interest rate on Leliqs (the reference interest rate); and

•

between January and March 2019, the Central Bank’s foreign exchange intervention and non-intervention range adjusted daily at a 2% monthly rate. From April 1 to April 16, 2019, it adjusted daily at a 1.75% monthly rate. Beginning April 17, 2019, the COPOM announced that the foreign exchange intervention and non-intervention range would not be further adjusted until December 31, 2019, maintaining it constant between Ps.39.755 and Ps.51.448. In addition, the COPOM announced that the Central Bank would not purchase U.S. dollars until June 30, 2019 for so long as the exchange rate remained below the non-intervention range. If the exchange rate climbed above the non-intervention range, the Central Bank intended to sell foreign currency for up to U.S.$150 million daily and the monetary base target would be adjusted downwards as a result of such sales. On April 29, 2019, the Central Bank announced that it would sell U.S. dollars in circumstances of excess volatility, even if the exchange rate remained within the non-intervention range. The amounts and frequency of such intervention would depend on market dynamics.

Within a context of improved international conditions, the measures adopted by the Central Bank contributed to stabilize the foreign exchange market and inflation expectations, allowing for inflation to resume its declining path in April 2019. However, on August 20, 2019, after the devaluation of the peso, the Governor of the Central Bank indicated that the pace of inflation was expected to pick up during August and September 2019. See “Recent Developments—The Republic of Argentina—Recent Political History.”

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of March 31,
	2018		2019
Assets
International reserves:
Gold	Ps.	47,089	Ps.	98,883
Foreign currency		790,473		1,895,035
Placements of foreign currency		412,134		870,084
Other(1)		(6,333)		5,428

Total international reserves(2)		1,243,364		2,869,430

Public bonds(3)		1,377,524		1,864,877
Credits to:
Government (temporary advances)		507,130		502,730
Financial system		411		90
International organizations(4)		85,943		193,018
Other assets(5)		253,286		727,186

Total assets		3,467,657		6,157,331

Liabilities
Monetary Base:
Currency in circulation(6)		755,129		804,995
Current accounts in pesos(7)		240,345		546,526

Total monetary base		995,473		1,351,521

Deposits:
Government deposits		43,948		446,247
Other deposits		254,967		667,473

Total deposits		298,915		1,113,720

Obligation to international organizations		3,974		116,686
Central Bank notes:
Notes issued in foreign currency
Notes issued in pesos		1,383,673		947,951

Total Central Bank notes(8)		1,383,673		947,951
Other liabilities		578,947		1,818,209

Total liabilities		3,260,983		5,348,087

Net assets	Ps.	206,674	Ps.	809,244

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	61,726	U.S.$	66,187
International reserves of the central bank (in months of total imports)		8.0		9.9
Exchange rate Ps./U.S.$(9)		20.1433		43.3533

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes Lebacs, Nobacs and Leliqs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank.

Inflation

The table below sets forth the wholesale price index (WPI) and National CPI for the periods indicated:

	CPI	WPI
2019
January	2.9%	0.6%
February	3.8	3.4
March	4.7	4.1
April	3.4	4.6
May	3.1	4.9
June	2.7	1.7
July	2.2	0.1

In April 2019, the Government reached an agreement with suppliers to freeze prices on an array of items, in an attempt to ease the impact of inflation on the most vulnerable sectors. Suppliers of at least 64 food products agreed at the time to halt price increases until the end of October 2019, for so long as gas, electricity and public transportation costs remained unchanged.

On August 20, 2019, after the devaluation of the peso, the Governor of the Central Bank indicated that the pace of inflation is expected to increase pick up during August and September 2019. See “Recent Developments—The Republic of Argentina—Recent Political History.”

In August 2019, the Government determined that scheduled mortgage payments for families who acquired properties with the proceeds of an UVA mortgage loan will not be adjusted by inflation until December 2019. This benefits approximately the 93,000 families. The difference will be assumed by the Government.

Regulation of the Financial Sector

On January 22, 2019, the Macri administration enacted Decree No. 62/2019, establishing procedures for the judiciary to speedily recover goods and properties acquired with proceeds obtained from criminal activities such as corruption, drug trafficking, money laundering and human trafficking.

On July 28, 2019, the Government established a register for designated terrorist organizations. The registry will operate within the Ministry of Justice and intends to offer access and exchange of information about persons, representatives and entities linked to acts or financing of terrorism, facilitating domestic and international cooperation to prevent, combat and eradicate terrorism and its financing.

PUBLIC SECTOR FINANCES

National Public Accounts

2020 Budget

On September 14, 2019, the Macri administration submitted to Congress a draft bill for the 2020 national budget. The draft bill updated the macroeconomic and fiscal assumptions for 2020 supporting the proposed budget, including (i) a GDP growth of approximately 1.0% compared to 2019, sustained by a 7% increase in exports, (ii) an increase in private consumption and investments, supported by an expected reduction in financial and monetary uncertainty, (iii) a 3.0% reduction in public expenditure compared to 2019, which is consistent with the national government’s projected fiscal surplus, and (iv) a 1.3% increase in imports, compared to 2019. The draft bill assumes that inflation will decrease to approximately 34% in December 2020, compared to a projected inflation of 52.8% for December 2019.

The Ministry of Treasury also estimates (i) a current account surplus of U.S.$1.9 billion (corresponding to 0.4% of GDP), compared to a current account deficit of U.S.$3.9 billion projected for 2019; (ii) total revenue in the non-financial public sector of approximately Ps.5,761.9 billion (U.S.$85.86 billion, considering an average nominal exchange rate of Ps.67.11 per U.S.$1.00, according to budget projections), (iii) a 47.3% increase compared to 2019, and (iv) primary expenditures totaling approximately Ps.5,460.5 billion (U.S.$81.37 billion, considering an average nominal exchange rate of Ps.67.11 per U.S.$1.00, according to budget projections), 35.9% higher than primary expenditures projected for 2019.

While the Government believes that these assumptions and forecasts for the Argentine economy were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, no assurance can be given that economic results and the Government’s performance in 2019 or 2020 will not differ materially from the forecasts set forth above.

Tax Regime

In March 2019, the Supreme Court struck down, on constitutional grounds, regulations imposing income tax deductions on payments to pensioners and retirees. The ruling impacts those retirees who receive more than Ps.62,462.22 per month, the ceiling at which income tax payments begin.

PUBLIC SECTOR DEBT

Debt Owed to Financial Institutions

In March and July 2019, the IMF staff conducted the third and fourth review, respectively, of the economic program contemplated in the SBA (as defined below). The IMF’s Executive Board, approved a disbursement of approximately U.S.$10.8 billion on April 5, 2019 and a disbursement of approximately U.S.$5.4 billion on July 12, 2019. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.” As of the date of this Annual Report, the Government had drawn approximately U.S.$43.9 billion under the SBA.

Foreign Currency-Denominated Debt in 2019

Foreign Currency-Denominated Bonds. In the six-month period ended June 30, 2019, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$6.2 billion, including Bonares due 2024 and Bonares due 2037 for an aggregate principal amount of U.S.$3.3 billion and U.S.$2.8 billion, respectively, which were issued as part of certain transactions entered into by the Republic in January and February 2019 for a total aggregate amount of U.S.$6.2 billion, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions.

On August 20, 2019, the Republic caused the cancellation of Bonares due 2024 (for a total aggregate amount of U.S.$5.9 billion), Bonares due 2025 (for a total aggregate amount of U.S.$4.0 billion) and Bonares due 2037 (for a total aggregate amount of U.S.$2.8 billion) upon the payment of U.S.$2.6 billion by the Republic. No Bonares subject to any such transactions remain outstanding.

U.S. Dollar-Denominated Treasury Bills Program

As of June 30, 2019, U.S.$12.8 billion aggregate principal amount of Letes were outstanding, of which U.S.$8.1 billion were held by the private sector.

Local Currency-Denominated Debt in 2018

Between January 1, 2019 and June 30, 2019, the Republic issued local currency-denominated bonds for an aggregate principal amount of Ps.168.9 billion, of which Ps.5.9 million corresponded to Bontes due 2020, Ps.40 billion corresponded to Bonares due 2021, Ps.85.0 billion corresponded to Boncers due 2020 and Boncers due 2021 and Ps.38 billion corresponded to Botapos.

Peso-Denominated Treasury Bills Program

As of June 30, 2019, Ps.560.5 billion aggregate principal amount of Letes were outstanding, of which approximately Ps.498.8 billion were held by the private sector.

Paris Club

In 2019, pursuant to the terms of the settlement agreement reached with the members of the Paris Club in May 2014, the Republic made payments amounting to U.S.$1,634 million. As of the date of this Report, the Republic has made payments totaling U.S.$6,592 million. See “Public Sector Debt—Debt Record—Paris Club.”

Legal Proceedings

The Settlement

As of July 31, 2019, agreements in principle have been executed with holders of approximately 85% of the nominal amount of Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

As of July 31, 2019, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.3 billion, plus interest, and the discharge of judgments in the amount of approximately U.S.$5.3 billion. Additional claimants in the District Court have entered into settlement agreements, upon payment of the amounts contemplated in such settlements, the claims are to be dismissed.

As of July 31, 2019, the Republic has settled with holders of German law governed bonds for a nominal amount of €750.1 million. Procedures to permit the settlement and cancellation of other German law governed bonds that are held in physical form are under review.

Individual litigation in the United States

As of July 31, 2019, 56 complaints involving bonds defaulted in 2001 with an alleged nominal amount of approximately U.S.$438 million were pending in court. In these actions, judgments for a total value of approximately U.S.$313 million have been entered involving bonds with a nominal amount of approximately U.S.$184 million.

On January 9, 2019, the district court denied a motion filed by a plaintiff’s attorney claiming U.S.$207,000 in attorneys’ fees from his clients and from the Republic, following his clients’ settlement of their bond claims with the Republic in further use of the 2016 Settlement Proposal. The attorney appealed the District Court’s denial of a motion for reconsideration on March 10, 2019, which remains pending as of the date of this Annual Report.

On January 14, 2019, a plaintiff filed a complaint seeking approximately U.S.$83.7 million for non-payment of GDP-linked warrants. On April 18, 2019, the Republic moved to dismiss the complaint and briefing was completed on July 2, 2019. The district court’s decision remains pending as of the date of this Annual Report.

Pari passu litigation

While plaintiffs have brought claims for breach of the pari passu clause after the pari passu injunction was lifted in April 2016, as of the date of this Annual Report, no request for pari passu injunctions or damages made after April 22, 2016 has been granted by the District Court. See “Public Sector Debt—Legal Proceedings—Pari Passu Litigation.”

Litigation in Germany

As of July 31, 2019, final judgments entered for a total amount of approximately €123.7 million in principal plus interest and costs in suits on Untendered Debt brought against Argentina in Germany remain unsettled, while claims seeking approximately €2.4 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered. The Republic has continued settling cases with holders of Untendered Debt governed by German law that are not time barred on a basis consistent with the February 2016 Settlement Proposal.

Litigation in Japan

The Republic convened bondholders meetings on February 22, 2019 for each of the four series of the remaining bonds under Japanese law. In such meetings, bondholders approved, by the requisite majority, a resolution that rendered the standard option under the February 2016 Settlement Proposal binding on all holders of such series of bonds, representing an aggregate settlement amount of JPY2,817,000,000 for the four series. Upon the Republic’s payment of the settlement amount, all of the outstanding obligations of the Republic under such bonds have been discharged.

Litigation in Spain

On January 25, 2019, on a matter involving a German bondholder’s effort to enforce a German judgement against the Republic, Spain’s highest court agreed to hear plaintiff’s appeal of the September 28, 2016 ruling by the Court of Appeals. The Spanish high court’s decision remains pending. See “Public Sector Debt—Legal Proceedings—Litigation in Spain.”

Litigation in the United Kingdom

In August 2019, three claimants filed a claim in the United Kingdom seeking approximately €384.7 million for non-payment of GDP-linked warrants.

ICSID Arbitration

As of the date of this Annual Report, there are six final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$804 million. There are five ongoing ICSID proceedings against Argentina, with claims totaling U.S.$1.3 billion. There are two additional cases in which the parties agreed to suspend the proceedings pending settlement discussions, totaling U.S.$39 million.

All amounts described above refer to principal damages claims, excluding interest and costs.

Other Arbitration

As of the date of this Annual Report, there are two final outstanding UNCITRAL awards against Argentina for U.S.$7.5 million, and one ICC award for U.S.$67.1 million, which is pending annulment requested by Argentina. As of the date of this Annual Report, there are two ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling U.S.$160.7 million. There is one additional case with a claim of U.S.$168.7 million in which the parties agreed to suspend the proceedings pending settlement discussions.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On January 7, 2019, the U.S. Supreme Court invited the U.S. Solicitor General to express the views of the United States on the case involving a complaint by Petersen Entities. On June 24, 2019, the U.S. Supreme Court denied Argentina’s petition for certiorari. On July 24, 2019, the District Court issued an order setting the schedule for defendants to file their motions to dismiss the Petersen Entities’ complaint for forum non conveniens, pursuant to which defendants filed their motions on August 30, 2019. See “Public Sector Debt—Legal Proceedings—Other Non Creditor Litigation in the U.S.”

On July 24, 2019, the District Court on the case involving a complaint by Eton Park Entities issued an order setting the schedule for defendants to file their motions to dismiss for forum non conveniens, which were filed on August 30, 2019. “Public Sector Debt—Legal Proceedings—Other Non Creditor Litigation in the U.S.”

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

All annual information presented in this Annual Report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this Annual Report may differ from the sum of the individual items in those tables due to rounding.

Unless otherwise stated, prices and figures are stated in current values of the currency presented, and references in this Annual Report to “pesos” and “Ps.” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “JPY” are to Japanese yens.

Information in this Annual Report that is identified as being derived from a publication of the Republic or one of its respective agencies or instrumentalities is included as public official statements made on the authority of the Republic. Certain statistical information included in this Annual Report is preliminary and is subject to change, completion or amendment.

INDEC

Statistical information reported in this Annual Report has been derived from official publications of, and information supplied by, a number of agencies, including INDEC and the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires).

During the Fernández de Kirchner administration, INDEC—the only institution in Argentina with the statutory authority to produce official nationwide statistics—underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including CPI, GDP, unemployment and poverty data. Reports published by the IMF have stated that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including CPI and GDP data. In February 2014, INDEC released the CPINu. Although this new methodology was expected to bring inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained.

On January 8, 2016, President Macri declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016, pending reorganization of INDEC’s technical and administrative structure. Between January 12 and June 2, 2016, the Government issued a series of resolutions designating either the City of Buenos Aires CPI or the province of San Luis CPI as the index to be used for calculating inflation. On June 26, 2016, INDEC began publishing the GBA CPI.

On June 29, 2016, INDEC published the “INDEC Report”, a revised calculation of GDP for 2004, which forms the basis of Argentina’s real GDP calculation for every year thereafter. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 10% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic has resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

On July 11, 2017, INDEC began publishing the National CPI, which is prepared in accordance with current international standards and classifies individual consumption by purpose, disaggregating information based on 12 factors, instead of the nine factors previously used in the preparation of the GBA CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the Organization for Economic Co-operation and Development (“OECD”) guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank (“IADB”).

In relation to the revision and production of historical statistical information, in particular related to poverty, in its September 2016 Incidence Report on Poverty and Indigence, INDEC stated that it continued to have reservations with respect to statistical series between January 2007 and December 2015, except for any information that was restated in the relevant 2016 reports. INDEC’s reservations result from the inability to obtain adequate historical data that would allow for the completion of series left incomplete prior to the declaration of statistical emergency. Accordingly, reports on poverty and indigence levels for the missing periods and dates cannot be reconstructed primarily due to the lack of reliable data for the relevant periods and as of the relevant dates. In furtherance of the authority delegated to INDEC by Decrees No. 181/15 and 55/16, INDEC has commissioned studies to determine the adequacy of the process for obtaining data, the process for the analysis of such data, the elaboration of indicators and its publication procedures.

National Public Accounts

Historically, transfers from the Central Bank and the Fondo de Garantía de Sustentabilidad (“FGS”) to the Government were recorded as current fiscal revenue under “other non-tax revenue.” Starting in 2016 (and on a pro forma basis for 2015), the Government classifies income generated by the Central Bank and the FGS as financial revenue that does not form part of the calculation of the primary fiscal balance. See “Public Sector Finances—Introduction.”

Certain Methodologies

CER and CVS. Certain data included in this Annual Report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), or the Coeficiente de Variación Salarial (“CVS”). CERs are units of account whose value in pesos is indexed to the CPI designated to be used by the Government. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance. Adjustments and payments on the Republic’s debt indexed to the CER and CVS are not subject to restatement or revision.

Exports. Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

Imports. Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis (“CIF basis”) and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board (“FOB basis”) at a given departure location.

Inflation. The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the CPI between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI in Argentina is calculated by INDEC. In January 2016, the Macri administration declared a state of administrative emergency for the national statistical system and INDEC. See “—INDEC.”

Underemployment rate. Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

Unemployment rate. Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

Balance of Payments. Commencing June 28, 2017, the Government adopted a new methodology for the reporting of balance of payments statistics, which is based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). See “Balance of Payments—Overview.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about the Republic’s beliefs and expectations. These statements are based on the Republic’s current plans, estimates and projections. Therefore, undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this Annual Report identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

•	increases in inflation;

•	increases in domestic interest rates; and

•	exchange rate volatility, any of which could lead to lower economic growth or a decrease in Argentina’s international reserves;

•	adverse external factors, such as:

•	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

•	changes in international prices (including commodity prices) and high international interest rates, either of which could increase Argentina’s current account deficit and budgetary expenditures; and

•

recession or low economic growth in Argentina’s trading partners, which could decrease exports from Argentina and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

•	climatic events; and

•	international or domestic hostilities and political uncertainty;

•	adverse outcomes in ongoing litigation and arbitration proceedings in several jurisdictions that may lead to new judgments and awards against Argentina.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. The Republic, the Government nor any agents acting on behalf of the Republic or the Government in connection with this Annual Report accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this Annual Report.

SUMMARY

Selected Economic Information

(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31,
	2014		2015		2016		2017		2018
THE ECONOMY:
Real GDP (in billions of 2004 pesos)	Ps.	702.3	Ps.	721.5	Ps.	706.5	Ps.	725.3	Ps.	707.1
Rate of change from prior year		(2.5)%		2.7%		(2.1)%		2.7%		(2.5)%
Nominal GDP		4,579.1		5,954.5		8,228.2		10,644.8		14,566.6
Nominal GDP per capita (in thousands of U.S. dollars)	U.S.$	13.2	U.S.$	14.9	U.S.$	12.7	U.S.$	14.6	U.S.$	11.7
Inflation (as measured by INDEC)		24.0%		n.a.		n.a.		24.8%		47.6%
Inflation (as measured by the City of Buenos Aires CPI)		38.0%		26.9%		41.0%		26.1%		45.5%
Inflation (as measured by the province of San Luis CPI)		39.0%		31.6%		31.4%		24.3%		50.0%
Unemployment rate		6.9%		5.9%		7.6%		7.2%		9.1%
Population(1)		42.7		43.1		43.6		44.0		44.5
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	(9.2)	U.S.$	(17.6)	U.S.$	(15.1)	U.S.$	(31.6)	U.S.$	(27.5)
Of which:
Imports of goods		62.9		57.6		53.5		64.1		62.5
Exports of goods		68.4		56.8		58.0		58.6		61.6
Capital account		0.1		0.1		0.4		0.1		0.1
Financial account		(9.3)		(18.5)		(14.0)		(31.3)		(28.0)
Errors and omissions		(0.2)		(0.9)		0.8		0.2		(0.6)
Change in gross international reserves deposited in the Central Bank		1.2		(4.9)		14.3		14.6		11.3
Gross international reserves deposited in the Central Bank		31.4		25.6		38.8		55.1		65.8
PUBLIC FINANCE(2):
Revenues		n.a.		1178.8		1585.3		1951.4		2529.6
As a % of GDP		n.a.		19.8%		19.3%		18.3%		17.3%
Primary Expenditures		n.a.		1,403.4		1,928.8		2,355.6		2868.6
As a % of GDP		n.a.		23.6%		23.4%		22.1%		19.6%
Primary fiscal balance		n.a.		(224.6)		(343.5)		(404.1)		(339.0)
As a % of GDP		n.a.		(3.8)%		(4.2)%		(3.8)%		(2.3)%
Overall fiscal balance		n.a.		(303.8)		(474.8)		(629.0)		(727.9)
As a % of GDP		n.a.		(5.1)%		(5.8)%		(5.9)%		(5.0)%
PUBLIC DEBT (including arrears) (in billions of U.S. dollars):
Peso-denominated debt	U.S.$	78.0	U.S.$	73.9	U.S.$	87.2	U.S.$	100.4	U.S.$	78.5
Foreign-currency denominated debt		161.3		166.8		188.3		220.6		253.7

Total gross public debt	U.S.$	239.3	U.S.$	240.7	U.S.$	275.4	U.S.$	320.9	U.S.$	332.2

Total gross debt (including arrears and Untendered Debt) as a % of GDP		44.7%		52.6%		53.1%		56.6%		86.0%

Total gross debt (including arrears and Untendered Debt) as a % of Government revenues		205.2%		241.0%		249.6%		287.7%		473.1%

(1)	In millions. INDEC projections based on census conducted in 2010. As of 2018, INDEC estimates a total population of 44.5 million.
(2)

Public finance data presented in this table is based on the new methodology for reporting fiscal results adopted by the Macri administration. Data for 2014 has not been revised to reflect this new methodology. See “Public Sector Finances–National Public Accounts.”

n.a.	= not available.

Source: INDEC and Ministry of Treasury.

THE REPUBLIC OF ARGENTINA

Map of Argentina

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America and the eighth globally in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers), excluding the recently recognized extension by Argentina’s sovereign rights in the South Atlantic Ocean. See “—Foreign Affairs and International Organizations—The Malvinas Sovereignty Dispute” and “—Foreign Affairs and International Organizations—Continental Shelf.”

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2010, the year of the most recent census, was an estimated 40.1 million. As of 2018, INDEC estimates a total population of 44.5 million. As of 2010, approximately 91.0% of the population of Argentina lived in urban areas and approximately 46.2% of the population (18.5 million people) lived in the City of Buenos Aires and the heavily populated urban area surrounding the City of Buenos Aires, known as the Greater Buenos Aires Area. During the period from 2001 to 2018, Argentina’s population grew at an estimated average annual rate of 1.2%, and as of 2010, approximately 98% of the population over the age of 15 and older was literate.

The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics using the most recent year for which such comparative information is available.

Population

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	12,370	U.S.$	9,140	U.S.$	14,670	U.S.$	6,190	U.S.$	9,180	U.S.$	6,530	U.S.$	62,850
Life expectancy (in years)(2)		76.7		75.7		79.7		74.6		77.3		75.2		78.5
Infant mortality (% of live births)(2)		0.9%		1.3%		0.6%		1.3%		1.2%		1.2%		0.6%
Adult literacy rate (% of population age 15 or older)(3)		99.1%		92%		96.9%		94.7%		94.9%		94.1%		n.a.

(1) Data as of 2018. Calculated using the World Bank Atlas method.
(2) Data as of 2017.
(3) Data as of 2016, except for Brazil (2015), Chile (2015) and Peru (2017).

n.a. = not available.

Source: World Bank World Development Indicators.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province and the City of Buenos Aires has its own constitution and the people of each province elect a governor and legislators who are independent from the Government. The Government may directly intervene in the administration of the provincial governments in certain emergency situations, including, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The president and vice president are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be re-elected after one term out of office. The president oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura de Gabinete de Ministros (Office of the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The president chooses the chief of the Cabinet of Ministers, who may be removed by the vote of an absolute majority of both houses of Congress. All references in this Annual Report to the “Executive Power” are to the executive branch as described herein.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, with three for each province and three for the City of Buenos Aires. Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second-most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in October 2017.

The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2017.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice (“Supreme Court”) which has up to five justices.

The Consejo de la Magistratura (Judicial Council) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This body oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings initiated by the Judicial Council to remove judges.

The president appoints all Supreme Court justices subject to Senate approval. All federal court judges are also appointed by the president subject to Senate approval, but they must be selected from a list of individuals submitted by the Judicial Council. Supreme Court justices and all federal court judges are subject to a mandatory retirement age of 75. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain additional information are published, and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

Following the retirement of two justices, the Supreme Court had three sitting justices as of December 2015. President Macri nominated Mr. Horacio Daniel Rosatti and Mr. Carlos Fernando Rosenkrantz to the Supreme Court. Both nominees were confirmed by the Senate in June 2016. As of the date of this Annual Report, the Supreme Court had five confirmed sitting justices. Mr. Rosenkrantz assumed as Chief Justice on October 1, 2018.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas. In 1983, Raúl Alfonsín was elected president. In 1989, Raúl Alfonsín was succeeded as president by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentine Economy—Economic History and Background.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, who took office in October 1999, was unable to restore economic growth and during the second half of 2001, the deepening economic recession fueled rising social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. Between December 2001 and January 2002, Congress appointed three successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and sworn in as president on May 25, 2003. President Kirchner’s term expired on December 10, 2007. His term in office was marked by economic growth, a reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

On October 28, 2007, Cristina E. Fernández de Kirchner, from the Frente para la Victoria (Front for Victory) faction of the Peronist Party and President Kirchner’s wife, was elected president. On October 23, 2011, President Fernández de Kirchner was re-elected for a second four-year term, which ended on December 10, 2015.

On November 22, 2015, Mauricio Macri, the candidate from the Cambiemos alliance, was elected president with 51.3% of the votes, after the first presidential run-off election in Argentine history. On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels, which resulted in an increase in the Cambiemos alliance’s representation in the National Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 108 of a total of 257 seats in such Chamber).

As of the date of this Annual Report, the Cambiemos alliance had the first minority bloc in the Chamber of Deputies, while the various factions of the Peronist Party together retained a majority of the Senate. The next presidential and congressional elections are scheduled for October 2019.

For a description of the results of the mandatory primary elections to select candidates for each political party in the October 2019 elections, see “Recent Developments—The Republic of Argentina–Recent Political History.”

Political Parties

The following are Argentina’s principal national political parties:

•	Cambiemos, founded in 2015, is a coalition of several parties, including primarily:

•	Unión Propuesta Republicana (Republican Proposal Union, or “Unión PRO”);

•	Unión Cívica Radical (Radical Civic Union, or “UCR”); and

•	Coalición Cívica (Civic Coalition, or “ARI”).

•	Partido Justicialista (“PJ”), or Peronist Party, evolved from former President Juan D. Perón’s efforts in the 1940s, and includes the following factions:

•	Frente para la Victoria (Front for Victory), which changed its name to Unión Ciudadana (Citizen’s Union) for the 2017 congressional elections; and

•	Frente Peronista (Peronist Front).

•

Frente Renovador (Renewal Front, or “FR”), founded in 2013 as a split-off from the PJ. For the 2015 presidential elections, the FR and the former governor of the province of Córdoba, Juan Manuel de la Sota, formed the Unidos por una Nueva Alternativa (“UNA”) coalition.

In addition, certain provincial political parties have important representation in Congress, including locally-based parties from Santiago del Estero, Neuquén, San Luis and Catamarca.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)			Senate(2)
	2013(6)	2015	2017	2013(6)	2015	2017
Party:
Partido Justicialista	127	98	95	38	40	33
Front for Victory/ Citizen’s Union(3)	117	81	65	31	40	8
Peronist Front/ Federal PJ(4)	10	17	30	7	—	25
Cambiemos	—	87	108	—	14	24
Radical Civic Union(5)	41	41	40	13	8	12
Unión PRO(5)	18	41	55	3	6	9
ARI/Civic Coalition/Others(5)	3	5	13	1	—	3
UNA	—	28		—	—	—
Frente Renovador(6)	16	—	20	—	—	—
Others(7)	52	44	34	17	18	15

Total	257	257	257	72	72	72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)	The members of this faction are included in the Partido Justicialista total. Mr. Julio de Vido, who was elected to the Chamber of Deputies in 2015, is included in the total but currently suspended.
(4)

The members of this faction are included in the Partido Justicialista total. In the Chamber of Deputies, members of this alliance include members of Bloque Justicialista, Frente de la Concordia Misionero, Córdoba Federal and Justicia por Tucumán. In the Senate, members of this alliance include members of Bloque Justicialista, Partido Justicialista, La Pampa, Justicialista Chubut and Chubut Somos Todos.

(5)

For the 2015 and 2017 elections, members of this alliance are included in the Cambiemos total. In the Chamber of Deputies, members of this alliance include members of the PRO, the ARI/Civic Coalition, the Radical Civic Union, Frente Cívico y Social por Catamarca, Partido por la Justicia Social and Salta por Todos. In the Senate, members of this alliance include members of PRO, the Radical Civic Union, Frente Cívico y Social por Catamarca, Avanzar San Luis, and Producción y Trabajo.

(6)	Members of this alliance include members of Bloque Federal Unidos por una Nueva Argentina, Chubut Somos Todos, Córdoba Trabajo y Producción and Trabajo y Dignidad.
(7)

Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces. For 2013, it also includes the Frente Amplio Progresista, a center-left coalition formed in 2011.

Source: Senate and Chamber of Deputies of Argentina.

In accordance with the political reform bill passed by Congress on December 2, 2009, elections in Argentina are subject to the following regulations:

•

Private contributions for electoral campaigns can only be made by individuals, not companies. In addition, the Government distributes 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% is distributed according to the percentage obtained by each political party in the previous election.

•

Primary elections to elect presidential and congressional candidates must be open, mandatory and simultaneous. All citizens are allowed to vote in the primary of their choosing, regardless of party affiliation.

•

To compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specified in the bill.

In April 2018, the Argentine judicial authorities began an investigation into criminal activity which uncovered an alleged bribery and kickbacks scheme involving public contracts awarded by the Ministerio de Planficación (Ministry of Planning) during the Kirchner and Fernández de Kirchner administrations. Under the so called “Notebook Investigation,” federal courts in Argentina are currently investigating criminal activity allegedly committed by former public officials and businessmen throughout the country. To date, the court in charge of the investigation has indicted several high ranking members of the prior government as well as several businessmen.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of several international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States (“OAS”), and a member of the following international organizations, among others:

•	the International Monetary Fund;

•	the World Bank Group;

•	the International Finance Corporation;

•	the IADB;

•	the Corporación Andina de Fomento (the Andean Promotion Corporation, or “CAF”);

•	the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the River Plate Basin, or “FONPLATA”);

•	the Central American Bank for Economic Integration (“CABEI”);

•	the International Fund for Agricultural Development (“IFDA”);

•	the World Trade Organization (“WTO”);

•	the International Labor Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (“GAFISUD”);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization; and

•	the Asociación Latinoamericana de Integración (Latin American Integration Association, or “ALADI”).

G-20

Argentina has been a member of the G-20, an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy, since it was established in 1999. The G-20 is a key forum for international economic cooperation among its members.

Argentina chaired the G-20 for the year 2018. In the summit held in Buenos Aires on November 30 and December 1, 2018, the G-20 leaders adopted a declaration focusing on the following pillars: the future of employment, development infrastructure, a sustainable food future and gender equality. The summit also provided an opportunity to build a positive trade agenda and confirm political support among G-20 leaders for improvements to the functioning of the WTO, as well as to discuss existing global challenges and efforts to combat climate change.

Bilateral Investment Treaties (“BITs”)

Argentina is a party to 41 BITs currently in force. Following the 2001/2002 crisis and the underlying measures adopted by the Government to address the crisis, several arbitration proceedings have been brought by investors against Argentina before the International Centre for Settlement of Investment Disputes (“ICSID”), in accordance with ICSID Arbitration Rules and UNCITRAL Rules, and before the Permanent Court of Arbitration, under various BITs. As of the date of this Annual Report, most of these cases had either been decided or settled. See “Public Sector Debt—Legal Proceedings—ICSID Arbitration” and “—Other Arbitration.”

The Financial Stability Board

The Financial Stability Board (“FSB”) is an international body that monitors and makes recommendations about the global financial system. The FSB seeks to strengthen financial systems and increase the stability of international financial markets; it does so by coordinating with its members’ national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies to promote international financial stability. The FSB aims to foster a level playing field by encouraging consistent implementation of these policies across sectors and jurisdictions.

Argentina has been a member of the FSB since 2009, represented by the Central Bank. In 2015, following a review of the FSB’s structure of representation, Argentina gained a second seat in the Plenary.

G-24

Argentina has been a member of the Group of Twenty-Four since the Intergovernmental Group of Twenty-Four on International Monetary Affairs and Development (G-24) was established in 1971. The purpose of the group is to coordinate the position of developing countries on monetary and development issues, particularly issues on the agendas of the IMF Committee and the Development Committee, and to ensure increased representation and participation of developing countries in negotiations on international monetary system reform.

MERCOSUR

Argentina is a founding member of the Southern Common Market (“MERCOSUR”), established in March 1991 with Brazil, Paraguay and Uruguay as full members or the “Member States.” In July 2012, the founding members (other than Paraguay) admitted the Republic of Venezuela as a full member of MERCOSUR, and in December 2013, Paraguay acknowledged Venezuela’s status as a full member. On December 2, 2016, Venezuela’s status as a full member was temporarily suspended by the other Member States, after it was considered to have failed to implement MERCOSUR regulations in the established four-year period, in accordance with the undertakings assumed in 2012 in connection with its admission to MERCOSUR. On August 5, 2017, the founding members extended Venezuela’s suspension in furtherance of MERCOSUR’s democratic clause. In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. Upon approval, Bolivia will have a four-year period to gradually adopt MERCOSUR’s regulations.

Chile, Colombia, Ecuador, Peru, Guyana and Suriname are “Associate States” of MERCOSUR. Approximately 80% of the regional trade is free from tariffs.

Under the MERCOSUR Treaty, the founding members of MERCOSUR pledged:

(1)

to establish a common market with free movement of goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members;

(2)	to establish common external tariffs for trade with non-members, and

(3)	to adopt a common trade policy towards third countries and blocs.

With the aim of transforming the region into a customs union, in December 1994, the founding members of MERCOSUR agreed to implement a common external tariff. The common external tariff regime took effect on January 1, 1995; however, each member was allowed to exclude certain items from the regime. The exceptions period has been extended to allow Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023.

MERCOSUR members have not yet fully harmonized non-tariff barriers and tariffs exceptions as well as national trade regimes in order to advance in a policy of no border controls.

MERCOSUR has created regional bodies and institutions that aim to further develop the integration process between its members, encompassing several areas such as, energy, transport, communications, education, health, social development, justice, science and technology. MERCOSUR residents also benefit from special residency and work permit regimes within the territory of members of the bloc.

Commencing December 2015, MERCOSUR reignited a largely languishing regional trade agenda by engaging in several negotiations, including (i) a trade agreement with the EU, (ii) a trade agreement with the EFTA, (iii) a free trade agreement with Canada and (iv) a trade agreement with South Korea.

Further, negotiations have begun for updating existing agreements with India, Mexico and Peru, framework agreements have been established with a view to initiating negotiations with Morocco, Lebanon and Tunisia, draft terms of reference for a free trade agreement have been exchanged with Singapore, and informal talks are ongoing with Japan. In addition, MERCOSUR developed a formal cooperation scheme with the Pacific Alliance. See “Recent Developments—The Republic of Argentina—Foreign Affairs and International Organizations.”

In October 2018, Mr. Jair Bolsonaro was elected President of Brazil, and took office on January 1, 2019. Among the various announcements made by the new Brazilian administration, public statements were made to the effect that existing arrangements under the MERCOSUR agreements that call for coordinated commercial policies may be revisited.

UNASUR

Unión de Naciones Suramericanas (Union of South American Nations or “UNASUR”) is a South American organization, formed in 2011 by 12 South American countries (Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela) to foster integration and unity among the countries and their people, with the aim of eliminating socioeconomic inequality by prioritizing political dialogue (including the “democracy clause” by which a country may be suspended from UNASUR in case of a breach or threat of breach of the democratic order or a violation of the constitutional order), social policies, education, energy, infrastructure, finance and environment. Within UNASUR, the Counsel of Economy and Finance is responsible for analyzing economic topics of regional interest such as international reserves, financial safety nets, trade and economic development.

On April 18, 2018, Argentina, Brazil, Colombia, Chile, Paraguay and Peru decided to discontinue their participation in the various bodies and branches of UNASUR until UNASUR returns to its original objectives and conditions guaranteeing the proper functioning of the organization are met.

Asian Infrastructure Investment Bank

In June 2017, Argentina applied to become a member country of the Asian Infrastructure Investment Bank, which has as its purpose financing energy, transport and telecommunications projects involving its members.

The Malvinas Sovereignty Dispute

Argentina reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of its national territory. Due to the fact that these territories are illegally occupied by the United Kingdom, they are subject to a sovereignty dispute, recognized by ten United Nations General Assembly (the “General Assembly”) resolutions, more than 30 resolutions of the Special Committee on Decolonization and numerous pronouncement of the OAS and other international organizations and regional and bi-regional fora. In particular, the General Assembly has recognized the existence of a sovereignty dispute between Argentina and the United Kingdom and has requested both governments to resume negotiations in order to find a peaceful solution as soon as possible.

Many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which calls upon both parties to refrain from adopting decisions that entail the introduction of unilateral modifications to the situation while the dispute resolution process recommended by the General Assembly is ongoing.

As of the date of this Annual Report, the United Kingdom had not accepted to resume negotiations towards a peaceful resolution of the sovereignty dispute.

Continental Shelf

On March 11, 2016 and on March 17, 2017, the Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved the recommendations on the Argentine submission regarding the outer limit of its continental shelf, which comprises the seabed and subsoil of the submarine areas that extend beyond the territorial sea throughout the natural extension of the Argentine territory.

Under the 1982 United Nations Convention on the Law of the Sea (“UNCLOS”), the CLCS recommendations to coastal states on matters related to the establishment of the outer limits of their continental shelf are not binding, but the limits of the continental shelf established by a coastal state based on such recommendations are final and binding.

The CLCS recommendations have not been contested by any country. Argentina’s submission to the CLCS regarding the outer limit of its continental shelf comprised the continental, insular and Antarctic territory. The surface area within the designated limits covers approximately 0.7 million square miles.

With regard to the continental shelf of the Malvinas, Georgias del Sur and Sandwich del Sur Islands, CLCS acknowledged the existence of a sovereignty dispute. For this reason, and in compliance with UNCLOS and its rules of procedure, the CLCS did not analyze or consider the limit of the continental shelf submitted by Argentina in such area, postponing the analysis until the dispute has been resolved. The CLCS has also postponed the consideration of the Antarctic continental shelf, taking into account the special territorial status set forth by the Antarctic Treaty dated December 1, 1951 (as amended), to which Argentina is a party.

The CLCS recommendation and Argentina’s affirmation of rights over the continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the UNCLOS, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

THE ARGENTINE ECONOMY

Economic History and Background

Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy as a decline in world trade deprived the country of its main source of revenue. The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import-substitution. Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

Although manufacturing had become the largest component of the economy by the mid-1970s, the country’s exports continued to be dominated by agricultural products. During this period, the Argentine economy grew continuously at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. The adoption of a crawling-peg exchange rate regime by the Central Bank induced appreciation of the peso and incurrence of external indebtedness by the public and private sectors between 1977 and 1981. Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability;

•	large subsidies of state-owned enterprises;

•	high inflation;

•	periodic depreciations of the currency;

•	an inefficient tax collection system; and

•	inefficient production.

From 1981 through 1990, the average annual real GDP contraction was 0.7%. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 876.0%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed and the continued high levels of state intervention in the economy inhibited its competitiveness. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy. In mid-1989, the Menem administration inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. The immediate objectives of the Menem administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar and tied the monetary base to international reserves, limiting the Central Bank’s monetary policy tools;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 largely attributable to the capital flight triggered by the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant shortcomings, including the following:

•

Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the use of monetary policy to stimulate the economy in response to downturns in economic activity.

•

Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•

Over-reliance on certain economic sectors. As a result of the real appreciation of the peso and the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 5.8%. However, the Government relied heavily on borrowings, first from external sources and ultimately from the local banking system and the newly-organized private pension funds, to finance the deficit. Beginning in the last quarter of 1997, external factors, including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices, caused the capital flows to turn negative, economic activity to decline sharply, ultimately precipitating the economic crisis of 2001.

The Crisis and Beginning of Recovery: 2001 and 2002

During the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.3% in the last six months of 2001 and the Central Bank’s international reserves fell by 42.1% in the same period.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person, per-month limits on bank withdrawals (known as the corralito), effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict foreign exchange restrictions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest led to the early resignation of President de la Rúa’s administration and triggered a political crisis that culminated with the election of Mr. Eduardo Duhalde as president in January 2002. Congress passed the Public Emergency and Reform Law of 2002 (the “Public Emergency Law”) which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility Regime to an end. Through the enactment of the Public Emergency Law and a series of decrees, the Duhalde administration took the following measures:

•	ratified the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•

eliminated the dual exchange rate system adopted immediately following the end of the Convertibility Regime and replaced it with a single exchange rate that allowed the value of the peso to float against other currencies, resulting in a 240.1% increase in the U.S. dollar-peso exchange rate in 2002;

•

ordered the “asymmetric” conversion into pesos (known as “pesification”) of certain U.S. dollar-denominated assets and liabilities at the following exchange rates: Ps.1.00 per U.S.$1.00 for private sector debt (individual and corporate U.S. dollar-denominated debt) with financial institutions and other creditors, Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated public sector debt instruments in the portfolios of national and provincial financial institutions’ portfolios and Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated bank deposits;

•

amended the charter of the Central Bank to allow it to print currency, make certain short-term advances to the Government and act as a lender of last resort to financial institutions experiencing liquidity difficulties; and

•	imposed further restrictions on bank withdrawals (known as the corralón) until December 2002, which effectively froze all term deposits and subjected them to mandatory restructuring.

Additionally, further restrictions on foreign exchange transactions were introduced in 2002, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system’s liquidity crisis worsened. In addition to the controls over the foreign exchange market, the Government imposed mandatory repatriation of export proceeds. Strict foreign exchange controls, together with a significant surplus in the country’s trade balance, ensured a supply of foreign currency to the market and resulted in the appreciation of the peso in the second half of the year.

By the middle of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements succeeded in stabilizing the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.7%, as compared to the last six months of 2001, and Argentina recorded a U.S.$5.0 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•

inflation, as measured by INDEC, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by INDEC was 40.9% and as measured by the WPI was 118.0%, which, although significant, was relatively low in comparison to the more than 240.1% depreciation of the peso against the U.S. dollar during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year compared to 2001.

To prevent the continued appreciation of the peso, the Central Bank eased certain of the foreign exchange restrictions imposed between November 2002 and January 2003. The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, also allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery was set against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery was the result of a set of economic policies aimed mainly at managing the crisis, but failed to include structural reforms needed to generate sustainable long-term economic growth.

The Kirchner Administration: 2003-2007

Néstor Kirchner became president of Argentina on May 25, 2003. The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8% in 2003. This improvement was primarily a result of a growth in demand for Argentine exports, increased domestic production spurred by improved consumer and investor confidence and the substitution of imported products with domestic products. During the first year of the Kirchner administration, quasi-currencies (treasury bonds issued by the Argentine provinces during the economic crisis) were withdrawn from circulation and restrictions on bank deposits were lifted. In the same year, renewed confidence in the financial system was evidenced by a 24.0% increase in nominal terms in total bank deposits.

The Argentine economy grew continuously in 2004, 2005, 2006 and 2007 at rates of 9.0% (representing the rate of change from 2003 to 2004, calculated using data published by INDEC prior to June 29, 2016), 8.9%, 8.1% and 9.0%, respectively. During this period, the international reserves of the Central Bank increased to Ps.145.5 billion as of December 31, 2007, compared to Ps.41.4 billion as of December 31, 2003. The Kirchner administration’s fiscal and trade policies aimed to generate a fiscal surplus as well as a trade surplus. In each of 2004, 2005 and 2006, Argentina recorded a trade surplus while the Government generated fiscal surpluses primarily through increased tax collections contributed by exports. Inflationary pressures increased in 2007 and through mid-2008 as a result of growing demand and continued supply constraints.

Fernández de Kirchner’s Administration: 2008-2015

Cristina E. Fernández de Kirchner, the wife of former President Néstor Kirchner, became president of Argentina on December 10, 2007, and was reelected in 2011, extending her term in office until December 2015.

The strong economic rebound that took place in Argentina between 2003 and 2007 began to fade during the first half of 2008. President Fernández de Kirchner sought a one-year extension of the Public Emergency Law in December 2007, which empowered the administration to govern a broad range of issues without congressional approval. The Fernández de Kirchner administration continued, and over time expanded, the interventionist economic policies of the prior administration, including expansionary fiscal and monetary policies aimed at maintaining economic growth rates, as well as price controls, tariff limits, subsidies and export taxes.

In March 2008, a series of hikes in export taxes on agricultural products sparked a five-month conflict with farmers. By the third quarter of 2008, the Argentine economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. In November 2008, Congress approved a law nationalizing the private pension system in Argentina, under which the assets held by private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund as part of a new public system administered by the ANSES. Argentina experienced episodes of bank deposit withdrawals and capital outflows in 2008. The Central Bank raised interest rates to limit capital outflows from Argentina just as the economic downturn set in, which, in turn, exacerbated the downturn in the economy.

By mid-2009, public finances had rapidly deteriorated, with public expenditures growing at double the pace of revenue during the first half of the year as the Government attempted to limit the effects of the recession. Private estimates of economic activity showed contractions between 2.5% and 6.0% during the first six months of 2009. The Fernández de Kirchner administration lost control of both houses of Congress in the midterm legislative elections held in June 2009.

Although economic activity began to recover during the fourth quarter of 2009 due, in large part, to growth in industrial activity, public finances continued to weaken. Extraordinary revenue, including social security contributions and public transfers from government agencies such as the Central Bank and ANSES, played a key role in supporting the 19% rise in total public sector revenue in 2009. During 2009, however, social tension continued to increase. In response to opposition and left-wing union demands, the Government announced the extension of two anti-poverty programs—a family allowance for formal sector workers earning less than a monthly threshold and income support for informal sector workers and the unemployed.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s Governor, Mr. Martín Redrado, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability.

Inflationary pressures rose rapidly in early 2010 as the Central Bank initiated its practice of providing financing to the Government to cover a portion of the fiscal deficit. INDEC reported that 12-month inflation had reached 9.1% in February 2010, while private surveys estimated that inflation had reached between 20 to 25% during the same period. At the same time, the economy began to show signs of recovery, as industrial output increased. The Argentine economy grew by 10.1% in 2010, reaching the highest level of growth since 2005. This growth was primarily driven by high commodity prices, a rapid rise in wages, the appreciation of the peso and higher levels of inflation, which spurred growth in construction and investments in durable equipment. Growth in private consumption was, to a significant extent, attributable to continued increases in Government subsidies and transfers during the year (including through the administration’s anti-poverty programs). In contrast, the current account deteriorated during 2010, with the current-account surplus falling from U.S.$8.2 billion in 2009 to a deficit of U.S.$1.5 billion in 2010, as the trade surplus, a key source of foreign currency, narrowed by more than 20% in 2010.

In June 2010, the Government conducted the 2010 Debt Exchange to restructure Untendered Debt, with an acceptance rate of 81%. Although approximately 92% of Argentina’s defaulted debt was restructured through its 2005 and 2010 Debt Exchanges, an aggregate principal amount of approximately U.S.$6.1 billion of Untendered Debt remained outstanding following these debt restructuring initiatives and litigation with the holdout creditors continued.

The Central Bank continued its expansionary monetary policy in 2011, particularly through its purchases of foreign currency and lending to the Treasury. The Central Bank additionally continued its sterilization efforts to support the peso through the issuance of Central Bank notes (Lebacs and Nobacs).

Shortly after her reelection in October 2011, the Fernández de Kirchner administration introduced a series of capital and foreign-exchange controls intended to increase foreign currency supply and reduce foreign currency demand. During the 12-month period ending in December 2011, capital outflows were estimated to have reached U.S.$25 billion, or nearly half of the Central Bank’s foreign reserves. As a result, demand for U.S. dollars increased, leading to an increase in the gap between the official and unofficial exchange rates.

Argentina also began to experience energy shortages in 2011, following years of very limited investment in the energy sector, as well as the electricity and natural gas tariff-freeze maintained since 2002 as part of the Government’s emergency measures. Between 2008 and 2011, subsidies to the energy and transport sectors had increased by 156% as the energy foreign trade deficit grew. The public sector recorded a deficit of Ps.30.7 billion in 2011 compared to a public-sector surplus of Ps.3.1 billion in 2010.

With the support of Congress, which came under the control of President Fernández de Kirchner’s party with the October 2011 general election, the Government continued its interventionist policies in 2012. In the wake of narrowing fiscal and external surpluses and slowing economic activity, in April 2012, the Government announced an amendment to the Central Bank’s charter, which increased its discretion in policymaking and provided it with additional tools to intervene in the financial system, including in pursuit of its new aim of promoting economic growth with social equity. In May 2012, Congress approved the administration’s bill to nationalize 51% of the shares of the country’s largest oil company, YPF S.A. (“YPF”) which was majority-owned by Spain’s Repsol S.A. (“Repsol”).

In mid-2012, restrictions on the purchase of foreign currency were introduced. The Government’s attempts to shore up foreign reserves were primarily driven by its dual goals of accumulating U.S. dollars to service its external debt obligations and maintaining a buffer to avoid a currency run in the event of a deterioration of global market conditions or sharp slowdown of domestic economic activity.

There was a marked deceleration of economic activity in 2012, as real GDP contracted by 1.0%, compared to an expansion of 6.0% in 2011. The year was also marked by rising social unrest, with major antigovernment protests held across the country and the first 24-hour general strike since 2003, reflecting growing dissatisfaction with the sharp economic slowdown, persistent high inflation and increasingly restrictive foreign-exchange controls.

During 2012, the primary balance fell sharply to a deficit of Ps.4.4 billion –the first deficit since 1996– from a surplus of Ps.4.9 billion in 2011, as expansionary fiscal policies that relied in part on Central Bank financing failed to prevent an economic slowdown and a decrease in tax revenue growth. The overall fiscal deficit represented an estimated 2.1% of GDP in 2012.

Facing continued social unrest, in June 2013, the Fernández de Kirchner administration announced an increase in social transfers through two programs providing child allowances to households based on certain income thresholds. In an ongoing attempt to stem inflation, in June 2013, the Government announced price freezes that covered approximately 500 products (including food, beverages, cleaning products and toiletries) for an initial three-month period, which was subsequently extended through a series of price freezes into 2014. The economy experienced moderate growth in 2013, as real GDP grew 2.4% compared to the previous year. Nevertheless, the poverty rate is estimated to have increased above 20% during the same period.

In January 2014, the Central Bank allowed the peso to depreciate by a nominal 7% in one day—the largest correction to occur in a single day since the 2001-2002 crisis– as international reserves fell below U.S.$30 billion. Shortly thereafter, the Government announced an easing of certain foreign-exchange controls. In an effort to tame inflation, the Government also launched the Precios Cuidados program in January 2014, which established price controls on a broad range of basic household and other products.

In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the ICSID.

In May 2014, the Government reached a settlement agreement with the members of the Paris Club, a group of sovereign creditors, in connection with outstanding debt owed to Paris Club members on which the Government had defaulted during the 2001-2002 economic crisis. In accordance with the terms of the agreement, the total outstanding debt will be canceled over a five-year period. See “Public Sector Debt—Debt Record—Paris Club.”

By mid-2014, INDEC data revealed that the Argentine economy was in recession. This data was based on the new methodology established by INDEC in February 2014 in response to the IMF’s censure of Argentina in 2013 for failing to provide statistics in accordance with the IMF’s articles of agreement. Although this new methodology brought INDEC’s statistics closer to those estimated by private sources, differences between official data and private estimates remained.

In June 2014, the Government was constrained by an order of the District Court ruling that it make ratable payments to holdout creditors whenever it repays holders of its bonds issued pursuant to the 2005 and 2010 Debt Exchanges (the “2005 and 2010 Exchange Bonds”). The Government was prevented, by operation of the court’s injunction, from making payments to holders of certain of its restructured bonds issued under New York law. This event prevented Argentina from regaining access to the international capital markets, thereby increasing the risk of a balance-of-payment crisis.

In August 2014, a 24-hour general strike, triggered by increasing unemployment and a fall in real wages, halted public transport and key services. A trend in declining industrial output that began in the third quarter of 2013 continued through 2014, as the country’s manufacturing, mining and utilities sectors faced an erosion of consumer and business confidence, continued high inflation and waning demand from Argentina’s biggest export market, Brazil. By October 2014, the gap between the official and unofficial foreign currency exchange rates widened to 80%. In 2014, the fiscal deficit grew continuously, as total expenditure growth outpaced revenue growth, primarily as a result of an increase in the Government’s social benefit and pension payments.

Between mid-2014 and March 2015, the premium for U.S. dollars offered in the unofficial market narrowed from approximately 80% to 55%. This premium reduction reflected the temporary boost provided by a U.S.$10.3 billion three-year currency-swap agreement between the Central Bank and the People’s Bank of China, as well as the Central Bank’s issuance of U.S. dollar-denominated local bonds. However, the Government failed to address underlying fiscal and external imbalances. During 2014, the overall fiscal deficit rose to Ps.109.7 billion, representing a 70% increase compared to 2013. In total, primary spending rose by 41.8%, with transfers to the private sector, particularly in the form of energy subsidies and social aid, driving this expansion. Real GDP contracted by 2.5% in 2014.

With global capital markets closed to Argentina since the 2001 sovereign default, a trade surplus fueled by high international commodity prices remained the main source of foreign currency reserves for the Central Bank for over a decade. However, exports were undermined in 2014 by continuing external competitiveness problems, falling commodity prices and an economic slowdown in Brazil, Argentina’s primary market for manufactured exports. In total, export earnings fell by 10% in 2014. Although imports also fell substantially, the trade surplus narrowed to U.S.$6.0 billion. Inflows of foreign currency during 2014, including through currency swap agreements entered into by the Central Bank with the People’s Bank of China, increased international reserves, leading to the first annual increase in the balance of payments since 2010.

In 2015, the Government continued to spend heavily, prioritizing fiscal expansion ahead of the general election in October. The continued growth in Government spending contributed to a modest recovery of the Argentine economy beginning in the first quarter of 2015. Despite a deceleration of inflation, monetary expansion accelerated in the first half of 2015. During 2015, the monetary supply rose by 30.2%, compared to a 20.5% increase in 2014. The difference between 2014 and 2015 reflected a change in the Central Bank’s sterilization policy: in 2014, the Central Bank sterilized Ps.94.6 billion and raised interest rates on Lebacs, whereas sterilization fell significantly to Ps.8.7 billion during 2015 as a decrease in the Lebac rate reduced investments by the financial system in Central Bank notes. In a move to boost consumption, in July 2015, the minimum wage was increased by 31.4%—the first major increase since September 2014.

By mid-2015, China had become an important trading partner (as Argentina’s second-largest export destination after Brazil) and source of foreign exchange, particularly in light of the Government’s inability to access the international capital markets. As a result, the depreciation of the renminbi led the Government to tighten foreign-exchange controls in August 2015, with a view to protecting its international reserves and avoiding a currency crisis. In an effort to avoid a depreciation of the peso before leaving office in December 2015, the Fernández de Kirchner administration further tightened foreign exchange controls and raised interest rates in November 2015.

Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)

The Fernández de Kirchner administration failed to change policies that were introduced as temporary, emergency measures in response to the 2001-2002 economic crisis (including foreign exchange controls, export taxes and the freeze on electricity and natural gas tariffs). Increasing intervention by the Government in the economy through price controls and measures designed to discourage substitute imports, as well as exports of certain products, and an increased tax burden on productive activities had the effect of reversing the upward trend in the competitiveness of Argentina’s commodities exports and total manufacturing activities. At the same time, the expropriation of domestic corporations, strict capital controls and the related appreciation of the peso in real terms discouraged investment. The administration’s systematic use of expansionary monetary and fiscal policies throughout the business cycle promoted chronic high inflation. Domestic savings and the development of local capital markets were undermined by the imposition of negative real interest rates. The macroeconomic imbalances that resulted from inconsistent macroeconomic policies and the unresolved litigation with holders of Untendered Debt limited the Republic’s access to international capital markets, resulting in the Government’s growing dependence on Central Bank peso financing and the use of Central Bank foreign currency reserves to service public debt. President Fernández de Kirchner’s policies increasingly eroded confidence in the Argentine economy, which resulted in a lack of investment, capital outflows and a persistent decline in the Central Bank’s international reserves.

The principal government policies of the Fernández de Kirchner administration and their primary effects were as follows:

1.

Expansionary monetary policy and foreign exchange controls. An expansionary monetary policy and pervasive foreign exchange controls, coupled with an unwillingness to allow the peso to float freely, resulted in a real appreciation of the peso and a loss of competitiveness of Argentine production. The expansionary monetary policy fueled inflation (which grew from 9.5% in 2011 to 24.0% in 2014, as measured by INDEC, or from 23.3% in 2011 to 39.0% in 2014, as measured by the province of San Luis CPI).

2.

Increased regulation to confront inflationary pressures. In response to accelerating inflation, the Fernández de Kirchner administration resorted to measures aimed at controlling supply, rather than reining in demand. These measures included discretionary subsidies, export restrictions and price controls. These measures created additional distortions in relative prices and deterred long-term investment in key sectors of the Argentine economy, including the energy sector.

3.

Discouraged investments. The real appreciation of the peso and foreign exchange controls adversely affected investment generally. In the energy sector, the lack of investment was exacerbated by the Government’s unwillingness to correct utility tariffs that had remained frozen for the Greater Buenos Aires Area (approximately 15 million inhabitants) since the 2001-2002 economic crisis. Argentina—once a net exporter of energy—became a net importer in 2011 with total energy imports of U.S.$6.5 billion in 2014 and U.S.$4.7 billion in 2015. The Government’s reluctance to adjust tariffs and its decision to subsidize energy consumption resulted in direct and indirect transfers to the energy sector, increasing from Ps.50.3 billion in 2011 to Ps.161.2 billion in 2015.

4.

Expanding public expenditures. Expanding expenditures by the public sector resulting from a policy of heavily subsidizing energy and transport, the increase in employment through the creation of public sector employment, a broadening of pension benefits and a significant expansion of social welfare benefits eroded the fiscal surplus created between 2003 and 2009, and resulted in rising primary fiscal deficits beginning in 2012. Based on the methodology for reporting fiscal results adopted in April 2016, the primary fiscal deficit stood at 3.8% of GDP in 2015. See “Public Sector Finances–National Public Accounts.”

5.

Dependence on Central Bank financing. The Fernández de Kirchner administration relied on the Central Bank to finance a growing portion of the Government’s deficit, which reached Ps.224.6 billion in 2015, based on the methodology for reporting fiscal results adopted in April 2016. Advances to the Government further increased inflationary pressures, while the recurrent use of the Central Bank’s U.S. dollar-denominated reserves to make payment on the Government’s foreign debt caused international reserves to decline substantially. As of December 31, 2015, the Central Bank’s international reserves stood at U.S.$25.6 billion, compared to U.S.$46.4 billion as of December 31, 2011.

Macri Administration: 2015-2018

Mauricio Macri became President of Argentina on December 10, 2015. Upon assuming office, the Macri administration implemented several significant economic and policy reforms with the aim of enhancing sustainable development, ensuring macroeconomic stability through fiscal balance and strengthening the Central Bank. These measures included foreign trade and foreign exchange reforms, financial and fiscal policy measures, energy sector reforms, measures designed to address certain socio-economic needs and measures to increase the productivity and competitiveness of the Argentine economy.

In 2018, Argentina’s economy was adversely affected by several external and internal factors, including a drought that severely curtailed exports, an increase in international interest rates as the U.S. increased domestic rates, and uncertainty surrounding international trade as major powers fail to agree on measures designed to curtail long term imbalances. Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, added to the severity of the economic downturn and undermined investor confidence.

In response to such crisis, the Government accelerated the pace of economic reforms and arranged support of multilateral financial institutions. See “—Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration” and “—Agreements with the IMF and other multilateral organizations.” However, the Government’s ability to steer economic recovery has been conditioned by factors affecting domestic politics in the rundown to Argentina’s presidential elections scheduled for October 2019 in particular, after the results of the mandatory primary elections held in August 2019. See “Recent Developments—The Republic of Argentina—Recent Political History.”

Foreign trade and foreign exchange reforms

The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors of the economy, particularly the agricultural sector. Upon assuming office, the Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. On February 17, 2017, the Macri administration eliminated import duties, effective as of April 1, 2017, on computers, computer parts and ancillary products (such as printers and scanners). See, however, “—Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration.” With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the foreign exchange market. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for merchandise imports that had accumulated due to the restrictions on access to foreign exchange imposed during the Fernández de Kirchner administration. Upon assuming office in 2015, the Macri administration eliminated all of the foreign exchange restrictions, including certain currency controls, imposed during the Fernández de Kirchner administration. These reforms provided greater flexibility and easier access to the foreign exchange market. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.” However, in September 2019, the Central Bank introduced restrictions on foreign currency transactions. See “Recent Developments—The Republic of Argentina—Recent Political History.”

Financial policy

Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina issued debt securities in the international capital markets for a total of U.S.$16.5 billion on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions.

Since April 2016, Argentina has continued settling claims with holders of Untendered Debt consistent with the terms of its February 2016 Settlement Proposal.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 Settlement Proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years. “Public Sector Debt—Legal Proceedings.”

Fiscal policy

Upon assuming office, the Macri administration took steps seeking to anchor the fiscal accounts and reduce the primary fiscal deficit. The Macri administration implemented the following initiatives:

•

Pension Reform. On June 29, 2016, Congress passed a bill aimed at improving the sustainability and predictability of Argentina’s pension program, while protecting the most vulnerable individuals. See “Public Sector Finances—Social Security—Retiree Programs and Ley de Reforma Previsional (Pension Reform Law).”

•

Tax Reform. On December 27, 2017, the Argentine Congress approved a series of reforms (the “Tax Reform”) intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium- and long-term efforts aimed at restoring fiscal balance. See “Public Sector Finances—Tax Regime.”

•

Fiscal Agreement. On December 22, 2017, Congress enacted Law No. 27,429, approving the Pacto Fiscal (Fiscal Agreement), also known as the Consenso Fiscal (the “Fiscal Consensus”). This regime was built on the agreement signed on November 16, 2017 between the federal government and 23 of Argentina’s sub-sovereign jurisdictions (22 provinces and the City of Buenos Aires) and favors sustainable growth in economic activity, productivity, and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over a five year period (2018-2022), a waiver by the 23 signatories of lawsuits against the federal government and a compensation to the province of Buenos Aires of Ps.21.0 billion in 2018, Ps.44.0 billion in 2019 and an amount equal to Ps.44.0 billion adjusted by inflation from 2020 forward in exchange for the elimination of the recurrent federal government contributions to the Fondo del Conurbano Bonaerense (Greater Buenos Aires Area Fund). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the Tax Reform (as defined below), the pension system reform and the Ley de Responsabilidad Fiscal (Fiscal Responsibility Law). For a description of the Fiscal Responsibility Law see “Public Sector Finances—Fiscal Relations with the Provinces.”

Energy sector reforms

Following years of very limited investment in the energy sector, inefficiently applied subsidies and the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis despite an inflationary context, Argentina began to experience energy shortages in early 2004, which in first place affected natural gas and electricity exports but in time affected the entire Argentine economy. Argentina went from being a net exporter of energy in 2010 to a net importer beginning 2011 and every year since then.

In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which remained in effect until December 31, 2017 and allowed the Government to take actions designed to ensure the supply of electricity to the country, such as:

•

instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system;

•

the reduction of energy subsidies in wholesale markets through a gradual and foreseeable path, along with tariff updates in the electricity, natural gas and water transport and distribution services to encourage investment and improve services;

•

the establishment of a “social” tariff scheme to address the needs of vulnerable sectors and the enactment of legislation to provide free electricity to electricity-dependent citizens and a special tariff regime for public welfare organizations; and

•

the creation of a program that encourages the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. Further, in August 2017, the Ministry of Energy and Mining approved a regime allowing large consumers to self-generate or purchase renewable energy directly from private generators.

As a result of these measures, (i) the then Ministry of Energy and Mining adjudicated 41 new thermal power projects for an aggregate of approximately 5,000 MW, 28 of which were in operation on December 31, 2018, and 147 projects of renewable energy from different sources for an aggregate of approximately 4,500 MW of renewable energy in 21 provinces; and (ii) gas production increased 5.7% on annual basis in the twelve months ended May 31, 2019 and the number of finished wells increased 1.9% during the same period.

Certain of the Government’s initial measures to introduce reforms in the energy sector were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives or instructing the Government to conduct non-binding public hearings to present proposals to increase natural gas tariffs for residential users and a path for the reduction of natural gas subsidies. After conducting such non-binding public hearings, the then Ministry of Energy and Mining revised natural gas wellhead prices for residential and small businesses (benefiting residential users of natural gas that in any given month registered savings of 20% or higher in their natural gas consumption compared to the same month in 2015 with a 10% discount in the price of natural gas), which became effective as of October 1, 2016.

During 2017, federal lower court injunctions also suspended end-user electricity tariff increases in the provinces of Buenos Aires and Chaco. Further, distribution tariff schedules have been challenged at a municipal or provincial level in several provinces.

During 2017, regulations were further revised, providing for tariff increases to be implemented gradually by the natural gas distribution companies (30% as of April 1, 2017, 40% as of December 1, 2017 and the remainder 30% as of April 1, 2018), setting revised Point of Entry to the Transportation System (PIST) gas prices and tariffs for gas transportation and distribution throughout the country and adjusting wellhead gas prices. Effective January 1, 2018, with the expiration of the emergency period under the Public Emergency Law, the regulation of wellhead natural gas prices was discontinued. Since then, distribution companies negotiate freely with domestic producers and intermediaries.

With regards to tariffs for electricity transportation and distribution, the National Electricity Regulatory Board (ENRE) set tariff increases to be implemented gradually by transmission and distribution companies under federal jurisdiction (30% increase in distribution margins applicable starting on February 1, 2017, 18% starting on December 1, 2017 and another 18% increase starting on February 1, 2018).

On May 31, 2018, Congress enacted legislation providing for the retroactive decrease of electricity, gas and water tariffs to prices of November 2017 and limiting the Government’s ability to further increase tariffs. However, on that same date, President Macri exercised his constitutional powers and vetoed the law.

On October 4, 2018, after the depreciation of the peso, the Secretary of Energy enacted Resolution No. 20/2018 providing for a retroactive increase in energy prices from April 1, 2018 to September 30, 2018 to compensate energy distributors for losses arising from exchange rate differences between the amounts in pesos paid by users and the amounts in U.S. dollars payable by energy distributors. In November 15, 2018, the Government issued Decree No. 1053/2018 providing that such compensation to distribution companies would be payable in 30 installments by the Treasury, to prevent a steep increase in users’ tariffs.

In September 2018, Argentina resumed exporting gas to Chile, reversing the trend of the last 11 years. The existence of excess capacity is the result of significant investments made in exploration and development in the Vaca Muerta region during 2017 and 2018. In 2018, gas and energy exports increased by 69.2% to U.S.$4.2 billion, compared to U.S.$2.5 billion during 2017.

During 2018, the Government transferred Ps.177.9 billion to the energy sector, compared to Ps.125.6 billion in 2017. This increase was mainly due to a depreciation of the peso vis-à-vis the U.S. dollar, as energy costs are mainly denominated in foreign currency.

During 2016, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 228% (from Ps.95/MWh to Ps.313/MWh on average), while the increase in the price of natural gas for end-users was 98% (from Ps.21/MMBtu to Ps.41/MMBtu on average).

During 2017, the year-on-year increase in the price of energy in the wholesale electricity market for end-users totaled 83% (from Ps.313/MWh to Ps.573/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.41/MMBtu to Ps.69/MMBtu on average).

During 2018, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 67% of the tariff to residential end-users in the City of Buenos Aires, totaled 100% (Ps.1,151/MWh on average as of December 31, 2018 compared to Ps.573/MWh as of December 31, 2017 on average), while the increase in the price of natural gas for residential end-users was 78% (Ps.123/MMBtu on average as of December 31, 2018 compared to Ps.69/MMBtu on average as of December 31, 2017).

Measures designed to address socio-economic needs

Since assuming office, President Macri announced various measures intended to alleviate the impact of adverse conditions on certain social sectors, including, (i) the eligibility of over half a million children of self-employed individuals to receive the same allowances as those provided to employed workers and annual allowances to temporary workers, including for the months they are not employed; (ii) the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program; (iii) up to Ps.300 (to be adjusted based on price variations) in refunds of VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance, (iv) an increase in the limit on annual income for those eligible for the Monotributo Social program; and (v) programs aimed at providing certain beneficiaries enhanced opportunities to complete their studies and gain training in a variety of fields.

Further, in December 2016, Congress approved an increase in the minimum income threshold for income tax purposes, and its automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to account for the impact of inflation in recent years. Due to this automatic adjustment, in 2018, the minimum income for single individuals increased to Ps.28.855 and the minimum for married individuals with children increased to Ps.39.495.

In addition, on December 14, 2016, Congress approved Law No. 27,345, which among other measures, declared a social emergency until December 31, 2019.

On March 23, 2017, the Government announced the implementation of a program aimed at increasing home equity loans to middle-income sectors by state-owned banks (Banco de la Nación Argentina, Banco Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires). Financing will be made available for home equity loans having maturities of up to 30 years with interest rates equal to Unidades de Valor Adquisitivo (UVAs).

On September 3, 2018, after the depreciation of the peso, the Macri administration announced the strengthening of social programs, such as the Asignación Universal por Hijo, and the increase of government assistance to institutions attending the needs of the most vulnerable members of society, to mitigate the impact of continued inflation. Further, the Macri administration announced an expansion of the Precios Cuidados (Price Watch) program, offering discounts on basic goods throughout the country, and that ANSES will recommence granting low interest loans to retirees and beneficiaries of social programs.

Measures to Increase Productivity, Competitiveness and Transparency

Since assuming office, President Macri announced various measures intended to increase the productivity, competitiveness and transparency of the Argentine economy, including:

•

Infrastructure investment. The Macri administration launched a comprehensive infrastructure plan to increase road safety and lower logistic costs, with investment in roads and highways, railroads, ports, and airports (see below). The plan includes (i) more than 2,800 kilometers of new highways and the resurfacing or paving of more than 24,000 kilometers of roads, (ii) infrastructure developments in ports, which, combined with amendments in the regulatory frameworks, have reduced the cost of exporting a container from the port of Buenos Aires by more than 60%, and (iii) 1,800 kilometers of new rails for the Belgrano railroad (which connects the main ports on the Paraná River from where grain is principally exported with high production areas in the northern part of the country). As of December 2018, 1,140 kilometers of new rails for the Belgrano railroad had been installed, 40 new locomotives and 1,000 new wagons have been acquired, and freight had increased by approximately 147% compared to 2015, reducing transportation costs and its environmental impact. Since Argentina is the eighth largest country in the world in terms of territory, logistics are key to sustainable growth and to reduce regional inequalities.

•

Aviation Sector Development. On September 21, 2016, the Government announced its Plan Integral (the “Comprehensive Aviation Plan”) construction program, which is intended to boost the development of the civil aviation sector and includes investments of more than Ps.22.0 billion over the 2017-2020 period. In July 2018, the Government authorized airlines operating in Argentina to offer flights below the previously mandated minimum fare for domestic round-trip tickets purchased at least 30 days in advance. Additionally, the Comprehensive Aviation Plan includes infrastructure improvements in 30 Argentine airports and the incorporation of new air navigation technology and equipment for logistical operations, among other projects aimed at improving civil aviation. Since the announcement of the Comprehensive Aviation Plan, more than 130 new domestic and international air routes have been added by several airlines and the frequency of certain existing flights has increased, in line with the Comprehensive Aviation Plan objective to create additional hubs and decrease dependency on the airports of the City of Buenos Aires.

•

Red tape reduction and simplification. On May 30, 2018, Congress enacted legislation aimed at reducing, simplifying and digitalizing certain administrative procedures in line with OECD recommendations, including procedures for the express incorporation of simplified stock companies, the simplification of corporate registration processes and reduction of related expenses, and the implementation of a single window for foreign trade.

•

Promotion of productive activity. In October 2016, through the issuance of regulations supplementing the Ley Pyme (SME Act), tax benefits for small- and medium sized enterprises (“SMEs”) were introduced, including (i) the elimination of the notional minimum income tax for SMEs; (ii) SMEs’ ability to deduct taxes paid on financial transactions from income tax payments, defer monthly VAT payments for 90 days and deduct 10% of their investments from their income tax payments; and (iii) VAT returns from investments for SMEs, in the form of a tax credit bond, to be used for tax paying purposes. Further, on May 9, 2018, Congress enacted significant amendments to the capital markets regulations. See “Monetary System—Securities Markets—Regulation of the Securities Markets.”

•

Private-Public Partnerships Law. On November 16, 2016, Congress approved the Private-Public Partnerships’ Law, which provides for a special regime for infrastructure projects by private investors in partnership with the public sector. During the first half of 2018, the Government, conducted the first round of public bidding for road infrastructure projects, receiving 32 offers from 10 different consortiums. The adjudication of these projects took place during June 2018 and works began in November 2018. Awarded companies have until mid-2019 to secure financing. However, the economic downturn experienced by the Argentine economy in 2018 led to increased financing costs to these PPP projects. See “—Role of the State in the Economy—Private Public Partnerships.”

•

Entrepreneurship Law. In April 2017, Congress enacted the Ley de Emprendedores (Entrepreneurship Law), easing the procedures for the establishment of certain corporations, granting financial benefits to stakeholders, and providing for 0% interest loans to enhance productive activates.

•

Program for Labor Integration in Business. On May 3, 2017, the Government announced the Program for Labor Integration in Business (PIL), which provides for financial incentives for companies that employ beneficiaries of certain social (labor) programs, by covering a portion of the employee’s salary. The measure is aimed at increasing registered employment.

•

Ley de Responsabilidad Penal Empresaria (Corporate Criminal Liability Law). On November 8, 2017, Congress enacted a bill providing for the criminal liability of corporate entities for criminal offenses against public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this bill may be subject to various sanctions, including, fines ranging from two to five times the amount of improperly obtained benefits or the complete suspension of its activities for up to ten years. In addition, the bill extends the criminal liability under the Argentine Criminal Code to cases of bribery committed outside Argentina by Argentine citizens or companies domiciled in Argentina.

•

Regulation of the Ley de Biotecnología (Biotechnology Law). In January 2018, the Macri administration regulated the Biotechnology Law to facilitate investments, accelerate innovation and promote employment growth in the biotechnology sector. The law, sanctioned more than 10 years ago, provided for the accelerated amortization of income taxes and the early repayment of VAT refunds for the acquisition of capital goods, among other things.

•

Compre Argentino. On April 18, 2018, Congress enacted legislation relating to public procurement procedures; aimed at fostering domestic industrial production and employment by using public procurement to develop Argentina’s industries, improve its production capabilities and enhance its export profile.

•

Antitrust Regime (Competition Law). On May 9, 2018, Congress amended the Competition Law to provide better options for consumers and facilitate competition among companies based on their merit, quality, prices and innovation. The amendments introduced promote greater transparency in the market and provide for the creation of an independent body, the Autoridad Nacional de la Competencia (National Competition Authority) and a leniency program, a key tool in preventing and detecting cartels. Additionally, the law aims to clarify the criteria for fines imposition and introduced an ex-ante merger and acquisition control regime, which includes an expeditious process for non-controversial cases.

•

Amendment to the Labor System. On April 27, 2018, the Macri administration submitted a bill to Congress to amend labor regulations. The bill’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. As of the date of this Annual Report, Congressional debate of the bill is pending.

•

International integration. Since assuming office, the Macri administration has put forth a systematic strategy to foster Argentina’s foreign relations and its integration to the global economy, facilitating trade and opening new markets for its agricultural products. See “Recent Developments—The Republic of Argentina—Foreign Affairs and International Organizations.”

Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration

During the first five months of 2018, the Argentine economy was affected by a severe drought that led to a sharp decline in agricultural production and export revenue, while world energy prices increased and global access to financing became tighter through the appreciation of the U.S dollar and an upward shift in the U.S. yield curve. These factors negatively affected the peso, which lost 25.6% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, generated market concerns regarding the Central Bank’s ability to roll-over its short–term debt and resulted in a marked increase in Argentina’s sovereign risk premium.

In June 2018, the Macri administration announced a 36-month precautionary Stand-By Arrangement (the “SBA”) with the International Monetary Fund (“IMF”) and other financing agreements with multilateral organization. See “—Agreements with the IMF and other multilateral organizations.” Further, in June 2018, President Macri announced the dissolution of the Ministry of Finance, assigning its powers and duties to the Secretary of Finance of the Ministry of Treasury, and the transfer of powers and duties relating to mining from the Ministry of Energy to the Ministry of Production.

In spite of the SBA and the structural benchmark contemplated in the IMF program through June 2018, inflation did not abate, net international reserves continued to decrease, the current account deficit remained high and other program targets were not met. In August 2018, after the peso lost 21.3% of its value vis-à-vis the U.S. dollar over a period of 20 days, the Government requested (i) an augmentation of access under the SBA, (ii) a front-loading of access into 2018-2019 (instead of 2020-2021) and (iii) that the domestic counterpart of the access drawn under the SBA be made available to support budget needs.

In furtherance of the program agreed with the IMF, the Government accelerated the pace of the economic and policy reforms contemplated in the SBA. On September 3, 2018, the Government announced a series of measures aimed at achieving a primary fiscal balance in 2019 and a primary fiscal surplus in 2020 and to reorganize the public administration. The measures announced included a combination of initiatives to reduce public sector expenditures and initiatives to increase public sector revenues, including the following:

•

the number of ministries was reduced from 19 to 10, to provide a more targeted response to the future agenda and decrease public sector operating expenses. The Ministries of Tourism, Environment, Modernization, Energy, Labor, Agribusiness, Health and Culture, Science and Technology were transformed into state secretaries under the purview of other ministries;

•	inefficient energy and transport subsidies were scaled back and to a significant extent transferred to the provinces;

•	capital expenditures by the public sector will target especially sectors where greater private sector involvement is expected;

•	public sector employment will be reduced without affecting essential public services;

•	export duties on all exports were reintroduced effective January 1, 2019 and are expected to be maintained through 2020;

•	wealth tax rates were increased; and

•	the planned scaling down of the financial transaction taxes will be suspended.

In addition, the Government maintained a safety net of social spending that targets the most vulnerable social sectors. See “—Measures designed to address socio-economic needs.”

The Central Bank, in turn, has tightened its monetary policies by raising interest rates and decelerating monetary growth while allowing the peso to float freely within a non-intervention zone. See “—Monetary System—Monetary Policy.”

For a description of factors affecting the Argentine economy in 2019, see “Recent Developments—The Republic of Argentina—Recent Political History.”

Agreements with the IMF and other multilateral organizations

On June 7, 2018, the Ministry of Treasury and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. Further, on June 7, 2018, the Macri administration entered into a U.S.$2.5 billion financing agreement with the IADB (as defined below), a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF (as defined below), in each case, to be disbursed within the 12 months following the execution of the agreement. The proceeds of these agreements are intended to finance infrastructure projects, supplementing financing provided by the SBA. On June 22, 2018 the Government made a first drawing of approximately U.S.$15 billion under the SBA.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Government and the Central Bank, the IMF’s Executive Board allowed the Government to draw the equivalent of U.S.$5.7 billion, bringing total disbursements since June 2018 to approximately U.S.$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by U.S.$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of U.S.$13.4 billion (in addition to the U.S.$15 billion disbursed in June 2018). Planned disbursements in 2019 were also nearly doubled, to U.S.$22.8 billion, with U.S.$5.9 billion planned for 2020-21. The resources available in the program are not expected to be treated as precautionary and the Government’s request that the IMF financing be used for budget support was granted. For a description of disbursements under the SBA in 2019, See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions.”

Gross Domestic Product

GDP is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 2004 prices, as revised in the INDEC Report. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

The information set forth below in this section has been derived from statistics included in the INDEC Report.

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)

	2014		2015		2016		2017(3)		2018(3)
Nominal GDP (in millions of pesos)(1)	Ps.	4,579,086	Ps.	5,954,511	Ps.	8,228,160	Ps.	10,644,779	Ps.	14,566,559
GDP (in millions of U.S. dollars)(1)	U.S.$	564,009	U.S.$	642,416	U.S.$	556,730	U.S.$	642,547	U.S.$	518,499
Per capita GDP(1)	U.S.$	13,218	U.S.$	14,894	U.S.$	12,772	U.S.$	14,588	U.S.$	11,653
Peso / U.S. dollar exchange rate(2)		8.12		9.27		14.78		16.57		28.09

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average nominal exchange rate for the period specified.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2014		2015		2016		2017(1)		2018(1)
Consumption:
Public sector consumption	Ps.	90,505	Ps.	96,792	Ps.	96,284	Ps.	98,899	Ps.	95,677
Private consumption		502,764		521,146		517,080		537,689		524,749

Total consumption		593,270		617,938		613,365		636,587		620,426
Gross investment		136,190		140,905		132,763		148,981		140,316
Exports of goods and services		139,017		135,156		142,343		144,787		140,767
Imports of goods and services		168,350		176,281		186,548		215,195		204,167

Net exports/(imports)		(29,333)		(41,125)		(44,205)		(70,408)		(59,400)
Changes in inventories		2,179		3,769		4,556		1,776		(1,516)
Statistical discrepancy		—		—		—		8,394		7,266

Real GDP	Ps.	702,306	Ps.	721,487	Ps.	706,478	Ps.	725,331	Ps.	707,092

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2014	2015	2016	2017(1)	2018(1)
Consumption:
Public sector consumption	12.9%	13.4%	13.6%	13.6%	13.5%
Private consumption	71.6	72.2	73.2	74.1	74.2

Total consumption	84.5	85.6	86.8	87.8	87.7
Gross investment	19.4	19.5	18.8	20.5	19.8
Exports of goods and services	19.8	18.7	20.1	20	20.5
Imports of goods and services	24.0	24.4	26.4	29.7	28.9

Net exports/(imports)	(4.2)	(5.7)	(6.3)	(9.71)	(8.4)
Changes in inventories	0.3	0.5	0.6	0.2	(0.2)
Statistical discrepancy	—	—	—	1.2	1.0

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Evolution of Real GDP by Expenditure

(% change from previous year, at constant 2004 prices)

	2014	2015	2016	2017(1)	2018(1)
Consumption:
Public sector consumption	2.9%	6.9%	(0.5)%	2.7%	(3.3)%
Private consumption	(4.4)	3.7	(0.8)	4.0	(2.4)

Total consumption	(3.3)	4.2	(0.7)	3.8	(2.5)
Gross investment	(6.8)	3.5	(5.8)	12.2	(5.8)
Exports of goods and services	(7.0)	(2.8)	5.3	1.7	—
Imports of goods and services	(11.5)	4.7	5.8	15.4	(5.1)

Net exports/(imports)	(28.0)	40.2	7.5	59.3	(15.6)
Changes in inventories	45.7	72.9	20.9	(61.0)	(185.4)
Statistical discrepancy	—	—	—	—	(13.4)

Real GDP	(2.5)%	2.7%	(2.1%)	2.7%	(2.5)%

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Natural Resources and others(1)	Ps.529	Ps.537	Ps.532	Ps.557	Ps.586
Durable equipment for production
Machinery and equipment:
National	21,605	23,108	22,846	25,811	22,115
Imported	33,804	35,554	34,349	41,337	40,412

Total	55,408	58,662	57,195	67,148	62,526
Transport products
National	10,273	10,698	10,437	9,854	7,869
Imported	6,160	5,724	7,854	8,443	6,076

Total	16,433	16,422	18,291	18,296	13,945
Total durable equipment for production	71,841	75,084	75,486	85,445	76,471
Construction(2)	63,819	65,284	56,745	62,980	63,259

Total gross investment	Ps.136,190	Ps.140,905	Ps.132,763	Ps.148,981	Ps.140,316

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Composition of Gross Investment

(as % of total Gross Investment, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Natural Resources and others(1)	0.4%	0.4%	0.4%	0.4%	0.4%
Durable equipment for production
Machinery and equipment:
National	15.9	16.4	17.2	17.3	15.8
Imported	24.8	25.2	25.9	27.7	28.8

Total	40.7	41.6	43.1	45.1	44.6

Transport products
National	7.5	7.6	7.9	6.6	5.6
Imported	4.5	4.1	5.9	5.7	4.3

Total	12.1	11.7	13.8	12.3	9.9
Total durable equipment for production	52.8	53.3	56.9	57.4	54.5
Construction(2)	46.9	46.3	42.7	42.3	45.1

Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Evolution of Gross Investment

(% change from previous year, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Natural Resources and others(1)	0.2%	1.4%	(0.9)%	4.6%	5.2%
Durable equipment for production
Machinery and equipment:
National	(9.7)	7.0	(1.1)	13.0	(14.3)
Imported	(3.9)	5.2	(3.4)	20.3	(2.2)

Total	(6.2)	5.9	(2.5)	17.4	(6.9)

Transport products
National	(24.0)	4.1	(2.4)	(5.6)	(20.1)
Imported	(17.6)	(7.1)	37.2	7.5	(28)

Total	(21.7)	(0.1)	11.4	—	(23.8)
Total durable equipment for production	(10.3)	4.5	0.5	13.2	(10.5)
Construction(2)	(2.5)	2.3	(13.1)	11.0	0.4

Total gross investment	(6.8)%	3.5%	(5.8)%	12.2%	(5.8)%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Primary production:
Agriculture, livestock, game and forestry	Ps.49,085	Ps.52,897	Ps.50,299	Ps.51,579	Ps.43,767
Fishing	2,184	2,239	2,236	2,556	2,695
Mining and extractives (including petroleum and gas)	22,755	23,130	21,863	21,113	21,281

Total primary production	74,024	78,266	74,398	75,249	67,743
Secondary production:
Manufacturing	124,309	125,261	118,245	121,283	115,413
Construction	21,895	22,554	20,029	22,123	22,388
Electricity, gas and water	11,949	12,477	12,601	12,473	12,497

Total secondary production	158,152	160,292	150,874	155,879	150,298

Services:
Transportation, storage and communications	54,168	55,811	57,709	59,010	57,304
Trade, hotels and restaurants	102,447	105,842	102,966	105,196	100,888
Financial, real estate, business and rental services	97,803	99,428	98,483	101,993	104,810
Public administration, education, health, social and personal services	96,264	99,027	100,948	102,337	102,834
Domestic services(1)	4,259	4,275	4,244	4,184	4,345

Total services	354,941	364,382	364,351	372,720	370,181

Plus import duties less adjustment for banking service(2)	115,189	118,547	116,855	121,483	118,869

Total real GDP	Ps.702,306	Ps.721,487	Ps.706,478	Ps.725,331	Ps.707,092

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Primary production:
Agriculture, livestock, game and forestry	7.0%	7.3%	7.1%	7.1%	6.2%
Fishing	0.3	0.3	0.3	0.4	0.4
Mining and extractives (including petroleum and gas)	3.2	3.2	3.1	2.9	3.0

Total primary production	10.5	10.8	10.5	10.4%	9.6%

Secondary production:
Manufacturing	17.7	17.4	16.7	16.7%	16.3%
Construction	3.1	3.1	2.8	3.1	3.2
Electricity, gas and water	1.7	1.7	1.8	1.7	1.8

Total secondary production	22.5	22.2	21.4	21.5	21.3

Services:
Transportation, storage and communication	7.7	7.7	8.2	8.1	8.1
Trade, hotels and restaurants	14.6	14.7	14.6	14.5	14.3
Financial, real estate, business and rental services	13.9	13.8	13.9	14.1	14.8
Public administration, education, health, social and personal services	13.7	13.7	14.3	14.1	14.5
Domestic services(1)	0.6	0.6	0.6	0.6	0.6

Total services	50.5	50.5	51.6	51.4	52.4

Plus import duties less adjustment for banking service(2)	16.4	16.4	16.5	16.7	16.8

Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Real GDP Growth by Sector

(% change from previous year, at constant 2004 prices)

	2014	2015	2016	2017(3)	2018(3)
Primary production:
Agriculture, livestock, game and forestry	3.2%	7.8%	(4.9)%	2.5%	(15.1)%
Fishing	1.2	2.5	(0.1)	14.3	5.4
Mining and extractives (including petroleum and gas)	1.6	1.6	(5.5)	(3.4)	0.8

Total primary production	2.6	5.7	(4.9)	1.1	(10.0)

Secondary production:
Manufacturing	(5.1)	0.8	(5.6)	2.6	(4.8)
Construction	(2.0)	3.0	(11.2)	10.5	1.2
Electricity, gas and water	2.0	4.4	1.0	(1.0)	0.2

Total secondary production	(4.1)	1.4	(5.9)	3.3	(3.6)

Services:
Transportation, storage and communication	0.8	3.0	3.4	2.3	(2.9)
Trade, hotels and restaurants	(6.3)	3.3	(2.7)	2.2	(4.1)
Financial, real estate, business and rental services	(1.1)	1.7	(0.9)	3.6	2.8
Public administration, education, health, social and personal services	1.7	2.9	1.9	1.4	0.5
Domestic services(1)	0.3	0.4	(0.7)	(1.4)	3.9

Total services	(1.6)	2.7	—	2.3	(0.7)

Plus import duties less adjustment for banking service(2)	(5.9)	2.9	(1.4)	4.0	(2.2)

Total real GDP	(2.5)%	2.7%	(2.1)%	2.7%	(2.5)%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

In 2014, real GDP decreased by 2.5%. Economic contraction was driven by a decrease in exports, growing uncertainty in the financial sector and foreign exchange market volatility. Gross investment decreased by 6.8%, exports of goods and services decreased by 7.0% and total consumption decreased by 3.3%. The services sector decreased by 1.6% and accounted for 50.5% of real GDP in 2014. Within the services sector, public administration services, however, experienced growth. As compared to 2013, the secondary production sector decreased by 4.1%, primarily as a result of a 5.1% decrease in manufacturing, while the primary production sector increased by 2.6%, primarily as a result of 3.2% growth in agriculture, livestock, game and forestry.

In 2015, real GDP increased by 2.7%. Growth was fueled by total consumption, which increased 4.2% driven by a 6.9% increase in public sector consumption and a 3.7% increase in private sector consumption, and a 3.5% increase in gross investment. The services sector increased by 2.7% and accounted for 50.5% of real GDP for 2015. Within the services sector, public administration experienced the highest rate of growth. As compared to 2014, the primary production sector increased by 5.7% and the secondary production sector increased by 1.4%.

In 2016, real GDP decreased by 2.1%. This contraction was the result of a 5.8% decrease in gross investment and a 0.7% decrease in total consumption, while imports of goods and services increased 5.8%. The secondary production sector and primary production sector contracted as compared to 2015. The secondary production sector decreased by 5.9% and the primary production sector decreased by 4.9%, while the services sector experienced no significant variation, with the transportation, storage and communication sector as well as public administration, education, health, social and personal services, showing positive growth and partially mitigating the contraction of the economy.

In 2017, real GDP increased by 2.7%. Growth was fueled by a 12.2% increase in gross investment and a 3.8% increase in total consumption. The services sector grew 2.3%, with the financial, real estate, business and rental services leading the growth, while public administration, education, health social and personal services grew at a slower pace accounting for 14.1% of real GDP in 2017 compared to 14.3% of real GDP in 2016. As compared to 2016, the secondary production sector increased by 3.3% and the primary production sector increased by 1.1%.

In 2018, real GDP decreased by 2.5%. This contraction was the result of a 5.8% decrease in gross investment and a 2.5% decrease in total consumption, while exports of goods and services experienced no significant variation. The primary production sector, the secondary production sector and the services sector all contracted as compared to 2017. The primary production sector decreased by 10.0%, mainly due to a 15.1% contraction in agriculture, livestock, game and forestry caused by a severe drought that affected a large portion of the territory dedicated to agricultural production. The contraction of the primary sector had a direct impact on the remaining sectors of the economy. The secondary sector decreased by 3.6%, mainly due to a 4.8% contraction in manufacturing products. The services sector decreased by 0.7%, mainly as a result of a 2.9% decrease in the transportation, storage and communication sector and a 4.1% decrease in the trade, hotels and restaurants sector.

Primary Production

In 2014, total primary sector production increased by 2.6% compared to 2013, mainly driven by a 3.2% increase in agriculture, livestock, game and forestry. In 2015, total primary sector production increased by 5.7% compared to 2014, mainly driven by a 7.8% increase in agriculture, livestock, game and forestry. In 2016, total primary sector production decreased by 4.9% compared to 2015, mainly driven by a 4.9% decrease in agriculture, livestock, game and forestry. In 2017, total primary sector production increased by 1.1% compared to 2016, mainly driven by a 2.5% increase in agriculture, livestock, game and forestry. In 2018, total primary sector production decreased by 10.0% compared to 2017, mainly driven by a 15.1% decrease in agriculture, livestock, game and forestry.

Agriculture, Livestock, Game and Forestry

Argentina relies on its domestic supply for virtually all agricultural and livestock products, and is a major exporter of primary products, including cereals, grains, meat and fish. Crop production consists primarily of soy, corn and wheat. During the 2017 to 2018 season, soy, corn, and wheat production represented 33.4%, 38.4% and 16.4% of total agricultural production, respectively. During 2014, 2015, 2016, 2017 and 2018 Argentina’s agriculture, livestock, game and forestry sector accounted for 7.0%, 7.3%, 7.1%, 7.1% and 6.2% of real GDP, respectively.

In 2018, the agriculture, livestock, game and forestry sector decreased 15.1% compared to 2017, mainly as a result of a severe drought that affected a large portion of the territory dedicated to agricultural production during the 2017/2018 harvest season. In March 2018, the Government declared the state of emergency in the agriculture and livestock sectors of the provinces of Buenos Aires, Córdoba, Corrientes, Entre Ríos, Santa Fe and Santiago del Estero, which resulted in producers receiving certain tax benefits and deferrals on amounts owed to the Banco de la Nación Argentina under certain financings.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a small part of the economy, accounting for 3.2%, 3.2%, 3.1%, 2.9% and 3.0% of real GDP in 2014, 2015, 2016, 2017 and 2018, respectively.

Argentina is the largest producer of natural gas and the fifth largest producer of crude oil in Latin America, based on 2018 production, according to the 2019 edition of the BP Statistical Review of World Energy, published in June 2019. Since the expropriation of 51% of the shares of YPF in 2012, the Government has controlled YPF, which, as of December 31, 2018, held interests in 112 oil and gas fields in Argentina. YPF, in association with private partners, is also engaged in projects relating to the exploration and development of unconventional resources, including shale oil and gas, primarily in the Vaca Muerta formation located in the provinces of Neuquén and Río Negro. See “Role of the State in the Economy—Oil and Gas Industry,” “—Economic History and Background—Fernández de Kirchner’s Administration: 2008-2015,” “—Economic History and Background—Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)” and “—Macri Administration: 2015-2018.”

Argentina’s oil and gas industry and the energy sector became the target of intense regulation during the Kirchner and Fernández de Kirchner administrations, including price controls, export restrictions and other measures that maintained local prices below international price levels. Those same policies, when international oil prices dropped, resulted in subsidies being paid to oil producers to support domestic prices. These measures were dismantled by the Macri administration. See “—Role of the State in the Economy—Oil and Gas Industry.”

Secondary Production

Manufacturing

Argentina’s manufacturing sector primarily consists of the production of food and beverages, chemical products and substances, common metals, rubber and plastic products, motor vehicles, trailers and semi-trailers and apparel. The 2001-2002 economic crisis that severely affected Argentina—with GDP contracting 10.9% in 2002—had a significant adverse effect on this sector. The adoption of import-substitution policies commencing in 2002 contributed to the growth of this sector by 4.8% on average each year. Between 2003 and 2008, growth was also fueled by growth of manufactured products, which became competitive due to the effects of the depreciation of the peso and investments aimed at stimulating production. The manufacturing of industrial products, such as chemical products, planes and ships, and agricultural products, such as crops and livestock, also contributed to exports during this period. In 2018, the manufacturing sector accounted for 16.3% of real GDP.

During 2014, the manufacturing sector contracted by 5.1% compared to 2013. This decrease was primarily driven by:

•	a 20.6% decrease in the production of motor vehicles, trailers, and semi-trailers, accounting for 22.9% of the total contraction in the manufacturing sector in 2014;

•	a 12.3% decrease in the production of machinery and equipment, accounting for 15.3% of the total expansion in the manufacturing sector in 2014; and

•	a 13.6% decrease in metal products, accounting for 11.9% of the total expansion in the manufacturing sector in 2014.

During 2015, the manufacturing sector increased by 0.8% compared to 2014. This increase was primarily driven by:

•	a 3.9% increase in food and beverages;

•	a 7.0% increase in rubber and plastic products; and

•	a 10.6% increase in furniture.

This increase was partially offset by a 12.0% decrease in common metals production and a 10.1% decrease in motor vehicles, trailers, and semi-trailers.

During 2016, the manufacturing sector contracted by 5.6% compared to 2015. This decrease was primarily driven by:

•	an 8.6% decrease in common metals;

•	a 14.3% decrease in motor vehicles, trailers and semi-trailers;

•	a 2.5% decrease in food and beverages; and

•	an 11.8% decrease in wearing apparel.

All manufacturing sectors experienced a decrease in their production, except for machinery and equipment.

During 2017, the manufacturing sector grew by 2.6% compared to 2016. This increase was primarily driven by:

•	a 15.4% increase in common metals;

•	a 13.4% increase in machinery and equipment;

•	an 8.2% increase in metal products, excluding machinery and equipment; and

•	an 8.6% increase in motor vehicles, trailers and semi-trailers.

During 2018, the manufacturing sector contracted by 4.8% compared to 2017. This decrease was primarily driven by:

•	a 19.7% decrease in machinery and equipment;

•	a 6.4% decrease in chemical products;

•	a 2.5% decrease in food and beverages; and

•	a 16.4% decrease in the production of appliances.

Construction

The Argentine economy shows a strong correlation between the evolution of real GDP and the construction sector, which primarily consists of residential projects.

In 2014, the level of activity in the construction sector decreased by 2.0% compared to 2013, primarily due to unemployment in both the private and public sectors. In 2014, the construction sector accounted for 3.1% of real GDP.

In 2015, the level of activity in the construction sector increased by 3.0% compared to 2014, primarily due to an increase in private sector projects, which was partially offset by a decrease in public sector projects and construction activity in the hydrocarbons sector. In 2015, the construction sector accounted for 3.1% of real GDP.

In 2016, the level of activity in the construction sector decreased by 11.2% compared to 2015. In 2016, the construction sector accounted for 2.8% of real GDP.

In 2017, the level of activity in the construction sector increased by 10.5% compared to 2016. In 2017, the construction sector accounted for 3.1% of real GDP.

In 2018, the level of activity in the construction sector increased by 1.2% compared to 2017. In 2018, the construction sector accounted for 3.2% of real GDP.

Electricity, Gas and Water

Electricity in Argentina is primarily produced from combined cycle (which uses both gas and steam turbines to produce electricity) and hydroelectric sources, with supplemental generation from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.8% of real GDP in 2018.

The electricity, gas and water sector increased by 2.0%, 4.4%, 1.0% and 0.2% in 2014, 2015, 2016 and 2018, respectively, and decreased by 1.0% in 2017, in each case as compared to the previous year. Between 2014 and 2018, Argentina relied in part on fuel imports to meet excess consumption needs.

In December 2015, President Macri declared a state of emergency with respect to the national electrical system which remained in effect through December 31, 2017. Under state of emergency, the Government adopted measures designed to guarantee the supply of electricity throughout the entire country including measures to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electricity rates. For more information, see “—Economic History and Background—Macri Administration: 2015-2018” and “—Role of the State in the Economy—Oil and Gas Industry.”

The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	2014	2015	2016	2017(1)	2018(1)
Production of electricity sector
Combined cycle	51,032	52,565	41,342	61,051	62,499
Hydroelectric	40,660	39,840	26,882	41,280	41,384
Other(2)	38,123	41,142	66,906	34,135	33,599

Imports(3)	1,390	1,655	1,470	734	344

Total generation	131,205	135,202	136,600	137,200	137,825

Demand by economic sector
Industrial	39,028	39,334	37,503	37,775	37,753
Residential	51,444	55,424	57,067	55,911	56,992
Commercial	35,995	37,351	38,541	38,843	38,262

Total demand	126,467	132,110	133,111	132,530	133,008

(1)	Preliminary data.
(2)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(3)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.
Source:	INDEC and Ministry of Treasury.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

(in millions of U.S. dollars, unless otherwise specified)

	2014		2015		2016		2017(1)		2018(1)
Total FOB exports	U.S.$	68,405	U.S.$	56,784	U.S.$	57,879	U.S.$	58,622	U.S.$	61,620

Fuel and energy		4,950		2,252		2,035		2,477		4,182
As a % of total FOB exports		7.2%		4.0%		3.5%		4.2%		6.8%
Change from previous year		(11.0)%		(54.5)%		(9.6)%		21.7%		68.8%
Total CIF imports	U.S.$	65,735	U.S.$	60,205	U.S.$	55,911	U.S.$	66,930	U.S.$	65,442

Fuel and energy		11,420		6,952		4,912		5,715		6,526
As a % of total CIF imports		17.4%		11.5%		8.8%		8.5%		10.0%
Change from previous year		(8.4)%		(39.1)%		(29.3)%		16.3%		14.2%

Net (imports) exports of fuel and energy	U.S.$	(6,470)	U.S.$	(4,700)	U.S.$	(2,877)	U.S.$	(3,238)	U.S.$	(2,344)

(1) Preliminary data.

Source: INDEC and Ministry of Treasury.

In 2017, net imports of fuel and energy increased by 12.5% compared to 2016. This increase was mainly due to an increase in international energy prices which more than offset the reduction in volume of imports achieved through the recent energy sector reforms.

In 2018, net imports of fuel and energy decreased by 27.6% compared to 2017. This decrease was mainly due to the reduction in volume of imports achieved through the recent energy sector reforms, which was partially offset by an increase in international energy prices. See “The Argentine Economy—Energy Sector Reforms.”

Evolution of Exports and Imports of Fuel and Energy

(% change in volume from previous year)

	2014	2015	2016	2017(1)	2018(1)
Change in volume of exports	(5.8)%	(16.9)%	2.7%	(6.8)%	41.2%
Change in volume of imports	(5.5)%	(2.9)%	3.9%	(1.3)%	(9.0)%

(1)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

Services

The services sector represents the largest portion of the Argentine economy, accounting for 50.5% of real GDP in 2014, 50.5% in 2015, 51.6% in 2016, 51.4% in 2017 and 52.4% in 2018.

The following tables set forth the composition and growth of the services sector for the periods specified.

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2014	2015	2016	2017(2)	2018(2)
Wholesale and retail trade and repairs	Ps.91,605	Ps.94,850	Ps.91,764	Ps.93,677	Ps.89,429
Transportation, storage and communication services	54,168	55,811	57,709	59,010	57,304
Real estate, business and rental services	70,964	72,248	72,164	74,330	76,036
Education, Social and health services	46,957	48,480	49,685	50,519	51,237
Financial services	26,839	27,180	26,320	27,663	28,775
Other community, social and personal services	18,253	18,326	18,267	18,522	18,400
Public administration	31,055	32,220	32,997	33,295	33,196
Hotels and restaurants	10,842	10,992	11,202	11,519	11,459
Domestic Services(1)	4,259	4,275	4,244	4,184	4,345

Total	Ps.354,941	Ps.364,382	Ps.364,351	Ps.372,720	Ps.370,181

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.
(2)	Preliminary data.

Source:  INDEC and Ministry of Treasury.

Growth of Services Sector

(% change from prior year, at constant 2004 prices)

	2014	2015	2016	2017(2)	2018(2)
Wholesale and retail trade and repairs	(6.8)%	3.5%	(3.3)%	2.1%	(4.5)%
Transportation, storage and communication services	0.8	3.0	3.4	2.3	(2.9)
Real estate, business and rental services	(0.5)	1.8	(0.1)	3.0	2.3
Education, Social and health services	2.3	3.2	2.5	1.7	1.4
Financial services	(2.7)	1.3	(3.2)	5.1	4.0
Other community, social and personal services	(1.9)	0.4	(0.3)	1.4	(0.7)
Public administration	3.1	3.8	2.4	0.9	(0.3)
Hotels and restaurants	(1.2)	1.4	1.9	2.8	(0.5)
Domestic services(1)	0.3	0.4	(0.7)	(1.4)	3.9

Total	(1.6)%	2.7%	—	2.3%	(0.7)%

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.
(2)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Between 2014 and 2018, the services sector grew by 2.6%, with contractions in 2014 (1.6%) and 2018 (0.7%). This increase was primarily driven by growth in education and social and health services, which increased by 11.6%, real estate, business and rental services, which increased by 6.6% and transportation, storage, and communication services, which increased by 6.6% during this period.

In 2014, the services sector contracted by 1.6% compared to 2013. This decrease was primarily driven by the contraction of wholesale and retail trade and repairs.

In 2015, the services sector grew by 2.7% compared to 2014. This growth was primarily driven by the increase in wholesale and retail trade and repairs and real estate, business and rental services.

In 2016, the services sector experienced no significant variation compared to 2015. While transportation, storage and communication service grew by 3.4% and public administration service grew by 2.4%, growth in those segments was partly offset by a 3.3% decrease in wholesale and retail trade and repair services and a 3.2% decrease in financial services.

In 2017, the services sector grew by 2.3% compared to 2016. This increase was primarily driven by a 2.1% increase in wholesale and retail trade and repairs services, as well as a 3.0% increase in real estate, business and rental services, and was partly offset by a 1.4% decrease in domestic services.

In 2018, the services sector decreased by 0.7% compared to 2017. This decrease was primarily driven by a 4.5% decrease in the wholesale and retail trade and repairs sector and a 2.9% decrease in transportation, storage and communication services, which were partly offset by a 2.3% increase in real estate, business and rental services and financial services.

Telecommunications

The telecommunications sector has grown since 2001. Much of this growth has resulted from a substantial increase in the use of mobile communications, which have become increasingly common in Argentina as more affordable cellular phone plans have become available and consumers’ purchasing power has improved.

In October 2009, the Argentine Congress passed the Audiovisual Communication Services Law No. 26,522 (the “LSCA”) to replace the general legal framework under which the audiovisual media industry had operated in Argentina for approximately three decades. This law, which imposed restrictions on the ownership of licenses, was challenged by private companies operating in the audiovisual media industry on several grounds, including its encroachment on constitutional rights. On October 29, 2013, the Supreme Court of Argentina upheld the constitutionality of the LSCA.

On December 16, 2014, Congress passed Law No. 27,078 (the “Digital Argentina Act”), which partially repealed the existing National Telecommunications Law No. 19,798 and conditioned the effectiveness of Decree No. 764/00 (which had deregulated the telecommunications market) on certain new regulations. The most significant change to the former National Telecommunications system was the creation of a new public service referred to as “Public and Strategic Infrastructure Use and Access Service for and among Providers.” By characterizing this activity as a public service, providers (including audiovisual communication service providers) could be required to grant other “Information and Communication Technologies” (or “TIC,” the term used to refer to telecommunication services under the Digital Argentina Act) service providers access to network elements, related resources or services for such other TIC service providers to render their own services. Network and infrastructure owners could be required to grant network access to competitors that had not made investments in their own infrastructure.

Until December 2015, the Argentine media industry was governed by the LSCA and the Digital Argentina Act, and subject to the oversight of two different enforcement agencies: (a) in the case of the audiovisual media industry, by the LSCA and its federal enforcement authority (the “AFSCA”), and (b) in the case of the telecommunications industry, by the Digital Argentina Act and its federal enforcement authority (the “AFTIC”).

On December 29, 2015, the Macri administration issued Decree No. 267/2015 (the “New Media Decree”) with a view to gradually converging the audiovisual media and telecommunications industries under the same regulatory framework. Among other things, the New Media Decree (i) creates a new National Communications Agency (Enacom), a self-governing decentralized entity under the Ministry of Communications (placed under the purview of the Ministry of Modernization in 2017), which replaces AFSCA and AFTIC as the authorities empowered to enforce the LSCA and the Digital Argentina Act; (ii) repeals and amends several provisions of the LSCA, including mandatory divestment requirements; and (iii) eliminates the restriction on providers offering open broadcasting television services and subscription television services in the same area.

Since 2017, the Macri administration has adopted rules accelerating convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the enhancement of broadband internet access throughout the national territory.

Role of the State in the Economy

State-Owned Entities

The Government carries out certain functions and commercial activities through state-owned and state-controlled enterprises, including the following:

•	Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), the country’s largest airline, and its affiliate Austral Líneas Aéreas Cielos del Sur S.A. (“Austral”);

•	Banco de la Nación Argentina, the national bank of Argentina;

•	Banco de Inversión y Comercio Exterior S.A. (“BICE”);

•	Agua y Saneamientos Argentinos S.A. (“AYSA”), which provides essential services of potable water and sanitation;

•	Correo Oficial de la República Argentina (“Correo Argentino”), the national postal service;

•	Energía Argentina S.A. (“ENARSA”), a state-owned energy company;

•	Operadora Ferroviaria S.E., the national railway company; and

•	YPF, a state-controlled energy company.

State Involvement in the Economy

Following the crisis of 2001 to 2002, the Government reversed a number of measures implemented during the 1990s to deregulate the economy and reduce government intervention. Through November 2015, the Government re-introduced several state controls, most notably the following:

•

the absorption and replacement of the former private pension system for a public “pay as you go” pension system, as well as the transfer of all resources previously administered by the private pension funds, including significant equity interests in a wide range of listed companies, to the FGS to be administered by the ANSES;

•	direct involvement in the oil and gas industry through the creation of ENARSA, the enactment of the Hydrocarbons Law (defined below) and the expropriation of 51% of the shares of YPF;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of concessions for certain public services (including several railway lines and water services);

•	restrictions on capital transfers and other monetary transactions (see “Monetary System—Regulation of the Financial Sector”);

•	continued price controls on transportation and agricultural and energy products (see “—Gross Domestic Product—Primary Production”);

•	export tariffs on agricultural products (see “Balance of Payments— Current Account—Trade Regulation”);

•	subsidies to the energy and transportation sectors; and

•	export regulations (see “Balance of Payments—Trade Regulation”).

Expropriation Measures

During the Fernández de Kirchner administration, the Government adopted a series of expropriation and nationalization measures. In December 2008, Congress approved a law declaring that the shares of Aerolíneas Argentinas, Austral and their subsidiaries, Optar S.A., Jet Paq S.A. and Aerohandling S.A. were “of public interest” and therefore subject to expropriation in accordance with Law No. 21,499 (the “Argentine Expropriation Law”). Under the valuation guidelines established in the Argentine Expropriation Law, the Tribunal de Tasaciones de la Nación (National Valuation Tribunal), estimated that these entities had an aggregate negative value approximately ranging between U.S.$602.0 million and U.S.$872.0 million. For a discussion of related arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Oil and Gas Industry

In response to declining output in the oil and gas sector between 2002 and 2006, the Government adopted measures intended to allow producers to increase internal supply and meet export commitments. These measures included initially tax incentives, access to areas for further hydrocarbon exploration and extraction and improved distribution and transport systems. The Government additionally imposed price controls on hydrocarbon products such as gas and oil, while subsidizing the oil and gas sector in order to compensate producers for their losses stemming from the price controls and ensure adequate supply in the Argentine domestic market. Transfers to the energy sector totaled, Ps.213.7 billion in 2014, Ps.161.2 billion in 2015, Ps.235.5 billion in 2016, Ps.125.6 billion in 2017 and Ps.177.9 billion in 2018. The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2013	2014	2015	2016	2017
Crude oil(1)	370,374	380,028	380,730	344,525	320,916
Natural gas(2)	328,260	332,217	350,483	336,526	355,547

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
n.a.	= not available.

Source: Ministry of Energy and Mining.

In 2012, the Government took a series of measures to increase state regulation and involvement in the oil and gas industry. These measures include steps to expropriate a controlling stake of YPF, the country’s largest oil and gas company.

In April 2012, the Government decreed the removal of directors and senior officers of YPF, which was controlled by the Spanish group Repsol, and submitted a bill to Congress to expropriate shares held by Repsol representing 51% of the shares of YPF and of the gas distribution company, YPF GAS S.A. Initially in 2012, Congress declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. As approved by Congress, 51% of the shares expropriated from Repsol are held by the Government and the remaining 49% have been allocated to the oil producing provinces of Argentina. In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Congress in April 2014, settled the claim filed by Repsol with the ICSID. See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S.”

In July 2012, pursuant to the Hydrocarbons Law, the Government created a planning and coordination commission for the sector (the “Hydrocarbons Commission”). The Hydrocarbons Commission had the power to publish reference prices for crude oil and natural gas, monitor prices charged by private oil and gas companies and supervise investment in the oil sector. In December 2015, the Macri administration dissolved the Hydrocarbons Commission, transferring its functions and authority to then Ministry of Energy and Mining (currently the Secretary of Energy). Decisions adopted in the past by the Hydrocarbons Commission remain valid until reversed or modified by the Secretary of Energy. The Secretary of Energy is carrying out a comprehensive review of the former Hydrocarbon Commission’s rules regarding registration and disclosure requirements applicable to companies operating in the oil and gas sector.

Concessions

During the 1990s, state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation, and oil and gas exploration and production.

After the 2001 devaluation of the peso, in February 2002, the Duhalde administration instructed the Ministry of the Economy to renegotiate public services concession contracts through the authority of a newly formed commission for the renegotiation of contracts for public works and services (the “Concession Commission”). The Concession Commission was authorized to renegotiate concession contracts and establish new tariff structures for the public services involved, the improvement of those services and the increase in their security and profits. During the first phase of the renegotiations, out of the 61 total public service concession entities, 58 were required to present reports to the Concession Commission to allow it to evaluate the status of each concession. The three remaining public service concessions, Correo Argentino, Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked. Following the formation of the Concession Commission, the Government revoked four additional concessions.

During the period between the formation of the Concession Commission and December 10, 2015, few renegotiations of concession contracts were successfully completed and implemented, and tariff structures for public services remained generally unmodified other than certain adjustments to reflect increases in labor and operational costs. Although some agreements providing for tariff increases were reached in connection with electricity concessions and most gas distribution concessions, the implementation of such increases were deferred. To offset a portion of the losses incurred by concession companies due to the lack of tariff revenues, the Fernández de Kirchner administration transferred cash subsidies to companies to cover operating expenses and assumed the debt of electricity companies relating to unpaid energy purchases.

Arbitration proceedings relating to public utilities and other previously privatized public services were brought before the ICSID by foreign entities that had invested in Argentine utilities during the 1990s. For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Private-Public Partnerships

In November 2016, Congress enacted legislation establishing a new private-public partnership (“PPP”) system, which the Government regulated in February 2017 declaring all PPP projects of “national interest.”

The PPP system allows private investors, public entities, provinces, municipalities and the City of Buenos Aires to request Government approval for infrastructure projects. If approved, the initiator is granted a preferential right in the public bidding process launched in connection with such project. The new PPP system is intended to foster the direct or indirect involvement of SMEs, national corporations and national workforce, and requires that at least 33% of all goods and services involved in the projects to be of national origin. See “The Argentine Economy—Macri Administration: 2015-2018—Measures to Increase Productivity, Competitiveness and Transparency—Private Public Partnerships.” for a description of the impact of 2018 developments on the PPP program.

Employment and Labor

Unemployment and Underemployment

INDEC prepares a series of indices used to measure the social, demographic and economic characteristics of the Argentine population based on data generally collected in the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”). Please see “Presentation of Statistical and Other Information—INDEC” for important information regarding the reliability of INDEC data.

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Fourth quarter of 2014	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017	Fourth quarter of 2018
Greater Buenos Aires Area:
Labor force rate(2)	46.5%	46.1%	47.0%	47.9%	47.7%
Employment rate(3)	43.2	43.4	43.0	43.8	42.7
Unemployment rate(4)	7.2	6.0	8.5	8.4	10.5
Underemployment rate(5)	10.0	9.7	11.7	10.6	12.8
Major interior cities:(1)
Labor force rate(2)	43.9	43.4	43.4	44.7	45.0
Employment rate(3)	41.0	40.9	40.7	42.1	41.7
Unemployment rate(4)	6.6	5.7	6.4	5.7	7.5
Underemployment rate(5)	8.0	7.5	8.5	9.7	11.0
Total urban:
Labor force rate(2)	45.2	44.8	45.3	46.4	46.5
Employment rate(3)	42.1	42.2	41.9	43.0	42.2
Unemployment rate(4)	6.9	5.9	7.6	7.2	9.1
Underemployment rate(5)	9.1%	8.6%	10.3%	10.2%	12.0%

(1)

Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the new methodology due to resource constraints in such cities.

(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)

Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement.

(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2015 is not available.

Source: INDEC and Ministry of Treasury.

The Informal Economy

Argentina has an informal economy composed primarily of employees not registered with Argentina’s social security system but working in legitimate businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

A second and more modest segment of Argentina’s informal sector consists of economic activities that take place outside the formal economy or deviate from official norms for economic transactions. These include small businesses, usually those owned by individuals and families, which produce and exchange legal goods and services but may not have the appropriate business permits, report their tax liability, comply with labor regulations or have legal guarantees in place for suppliers and end users. As of the fourth quarter of 2018, INDEC estimates that the informal economy accounted for 35.3% of the total labor force compared to 34.3% as of the fourth quarter of 2014.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)

(% of total)

	Fourth quarter of 2014	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017	Fourth quarter of 2018
Formal	65.7%	66.9%	66.4%	65.8%	64.7%
Informal	34.3	33.1	33.6	34.2	35.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of Treasury.

(*)	Data for the fourth quarter of 2015 is not available.

The following table sets forth private sector employment figures by economic sector for the periods specified.

Employment

(% by economic sector)(1)

	2014	2015	2016	2017	2018
Primary production:
Agriculture, livestock, fisheries and forestry	5.7%	5.6%	5.5%	5.5%	5.6%
Mining and extractives (including petroleum and gas)	1.4	1.4	1.3	1.2	1.3

Total primary production	7.0	6.9	6.8	6.8	6.9

Secondary production:
Manufacturing	20.0	19.7	19.5	18.9	18.4
Construction	6.8	7.0	6.5	7.0	7.2
Electricity, gas and water	1.0	1.1	1.1	1.1	1.1

Total secondary production	27.8	27.8	27.1	27.0	26.7

Trade	17.8	17.7	18.2	18.2	18.2
Services	47.3	47.5	48.0	48.1	48.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of Treasury.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to account for prevailing economic conditions, including through the removal of regulations requiring long-term employment contracts and severance payments. However, in response to the global financial crisis that began in 2008, the Government enacted a series of policies designed to protect employment in certain sectors deemed to be vital to the Argentine economy. In doing so, the Government took steps to reverse many of the reforms enacted in the 1990s. For a discussion of the labor reform recently proposed by the Macri administration, see “The Argentine Economy—Macri Administration: 2015-2018—Measures to Increase Productivity, Competitiveness and Transparency.”

Labor unions in Argentina continue to exercise significant influence in the collective bargaining process. Both local and federal unions have staged various strikes in recent years to protest for salary increases. Strikes and demonstrations tend to have brief but significant impacts on transportation, and succeed in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days.

Wages and Labor Productivity

The Ministry of Employment and Social Security, through the Wage Council, sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum monthly wage for public and private employees was increased by 27.4% in 2014, 31.4% in 2015, 32.8% in 2016, 25.4% in 2017 and 18.6% in 2018, in each case as compared to the previous year.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage

(in current pesos)

As of December 31,	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)		Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2014	3,867	n.a.	(2)	n.a.	(2)
2015	5,079	n.a.	(2)	n.a.	(2)
2016	6,748	n.a.	(2)	n.a.	(2)
2017	8,460	14,931		0.6
2018	10,033	20,631		0.5

(1)

Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

(2)	INDEC did not publish this information in 2014, 2015 and 2016.

n.a. = not available.

Source: Ministry of Employment and Social Security and Ministry of Treasury.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

	(% change from prior year)
	Private Sector		Public Sector	Total
	Formal	Informal
December 2014	31.5%	40.0%	33.9%	33.7%
December 2015	30.1	n.a.	33.6	n.a.
December 2016	33.0	n.a.	32.6	32.9
December 2017	27.3	31.5	25.0	27.5
December 2018	30.4%	27.2%	30.3%	29.7%

Source: Ministry of Treasury, based on information provided by INDEC.

In December 2016, Congress approved automatic adjustments to the minimum income subject to income tax by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to account for the impact of inflation in recent years.

Poverty and Income Distribution

On September 22, 2016, INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area, which it had discontinued publishing in 2014.

In the second half of 2016, 21.5% of the population and 30.3% of households lived below the poverty line and 4.5% of the households and 6.1% of the population lived below the extreme poverty line.

In the second half of 2017, 17.9% of Argentina’s households and 25.7% of the population stood below the poverty line, while 3.5% of the households and 4.8% of the population stood below the extreme poverty line.

In the second half of 2018, 23.4% of Argentina’s households and 32.0% of the population stood below the poverty line, while 4.8% of the households and 6.7% of the population stood below the extreme poverty line.

Until 2001, assessments of national poverty levels were based primarily on figures for the Greater Buenos Aires Area. Between 2001 and 2012, the Government collected poverty statistics for urban centers in addition to the Greater Buenos Aires Area. Additionally, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis through 2012. During this period, the Encuesta Permanente de Hogares (Permanent Household Survey) collected data on a continual basis. The survey used four observation points, resulting in the gathering of quarterly data, with a view to providing information relating to the workforce in each relevant area. Until it discontinued publication of poverty data, the Government also provided quarterly information relating to poverty. INDEC discontinued the publication of poverty data for the years 2013, 2014 and 2015.

Poverty estimates depend on the relevant methodologies used to calculate poverty levels. There are a number of differences between the methods used by Argentina through 2012 and the methods used by other countries, including other MERCOSUR members. In particular, poverty estimates depend, in part, on inflation estimates. Because estimates regarding inflation in Argentina have differed in material ways, poverty estimates may also differ significantly. The Government relied on INDEC’s data relating to poverty, which has differed materially from poverty data published by other sources. See “Presentation of Statistical and Other Information—INDEC” for important information regarding the reliability of this data.

The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education. The method in use by Argentina in 2011 and 2012 for measuring poverty was adopted early in the 1990s. The prices of the basket were initially valued in 1985 and the monetary value of the items were updated on a monthly basis by applying the changes in consumer prices for the Greater Buenos Aires Area. This measurement only accounted for the metropolitan area of Buenos Aires until 2001, when a change in methodology expanded it to the rest of the country.

The following table sets forth the poverty levels in Argentina:

Poverty(1)

(% of population)

Second half of	Households	Population
2014	n.a.	n.a.
2015	n.a.	n.a.
2016	21.5%	30.3%
2017	17.9%	25.7%
2018	23.4%	32.0%

(1)

The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 who earned less than Ps.8,250.4 per month during December 2018 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 6 and 8) that earned in total less than Ps.25,493.8 per month during December 2018 lived below the poverty line.

n.a. = not available.

Source: INDEC and Ministry of Treasury.

INDEC’s assessment of its essential goods and services basket for the Greater Buenos Aires area indicated that a standard family required Ps.25,494 to gain access to the essential goods and services basket in December 2018, compared to Ps.16,677 in December 2017.

According to INDEC, in December 2018, the essential food basket for households stood at Ps.10,198, compared to Ps.6,644 in December 2017.

From 2014 to 2018, the top 10% and 20% of the population in Argentina, in terms of annual income, increased their contribution to the total national income by 2.7 and 2.6 percentage points, respectively. During the same period, the bottom 40% of the population decreased its contribution to the total national income by 1.0 percentage point. In the fourth quarter of 2018, the top 10% of the population in Argentina accounted for 31.8% of total national income, the top 20% of the population accounted for 48.2% of total national income and the bottom 40% of the population accounted for 14.1% of the total national income. The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution

(% of total national income)

	Fourth quarter of	Second quarter of	Fourth quarter of
Income group	2014	2015	2016	2017	2018
Lowest 40%	15.1%	15.7%	14.7%	14.7%	14.1%
Next 20%	15.8	16.2	15.5	15.2	15.1
Next 20%	23.4	23.7	23.1	23.2	22.7
Highest 20%	45.6	44.4	46.7	46.9	48.2
Highest 10%	29.1%	28.2%	30.3%	30.4%	31.8%

Source: INDEC and Ministry of Treasury.

The Government has taken measures to address growing poverty and unemployment in Argentina, although the impact of these measures on poverty has not yet been accurately measured given the lack of official data between 2013 and 2015. In 2018, the Government increased its expenditures allocated to measures designed to alleviate poverty, including increases in social security payments to workers under the Plan Jefes y Jefas de Hogar (Heads of Households Program), the extension of Programa de Empleo Comunitario (Community Employment Program), several programs promoting practical education and employment training and providing working tools to unemployed beneficiaries of different social programs, a pregnancy allowance, measures to provide access to health insurance benefits and the pension system for self-employed individuals, and the extension of the Programa de Crédito Argentino para la Vivienda Única Familiar (Credit Program for Family Living), among other measures.

Environment

Beginning in 2002, Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet more stringent safety standards.

In 2002, Argentina enacted the Ley General de Medioambiente (General Environment Law), ratifying the formation of the Consejo Federal de Medioambiente (Federal Environmental Council), responsible for the creation of a comprehensive environmental policy, the coordination of regional and national programs and strategies for environmental management, the formulation of policies for the sustainable use of environmental resources, the promotion of economic development and growth planning, the supervision of and conduct environmental impact studies, the establishment of environmental standards, and for carrying out comparative studies and managing the international financing of environmental projects. In addition, as a member of the Kyoto Protocol, Argentina has implemented various regulations aimed at curbing greenhouse gas emissions.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement relating to persistent organic contaminants;

•

the Proyecto de Desarrollo Sustentable de la Cuenca Matanza – Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program) earmarks a portion of its funds for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority) under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers). In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion;

•

Proyecto Nacional para la Gestión Integral de los Residuos Sólidos Urbanos (National Project for the Management of Urban Solid Waste) is the first national project aimed at implementing solutions to waste problems through sustainable measures. The project provides technical and financial assistance for the development of infrastructure and related systems as an incentive for provinces and municipalities to develop their own plans and comprehensive management systems;

•	Unidad de Medio Ambiente (Environmental Unit) supports sustainable industrial development in Argentina by promoting environmental factors as a means of improving efficiency and competitiveness; and

•

El Fondo integral para el Desarrollo Regional (FONDER) finances the development of productive activities and services focused on the needs of micro-, small- and medium sized enterprises (“MSMEs”) and sectors with the aim of promoting job creation, increasing exports and developing local markets.

Access to Public Information Act

On September 14, 2016, Congress passed Law No. 27,275, granting public access to certain information of, among others, the Government, the attorney general’s office, the Judiciary Council, Congress, the Central Bank, entities owned by the Argentine state, institutions or funds administered by the Government and business organizations or trusts that have received public funds.

BALANCE OF PAYMENTS

Overview

Commencing June 28, 2017, the Republic began reporting balance of payments statistics pursuant to a new methodology based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). In its June 28, 2017 publication of balance of payments statistics, INDEC restated the information published for the periods from 2006 to 2016 to include newly available information prepared in accordance with its new methodology and in order to maintain consistency with the external sector data published by the Central Bank.

Balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Argentina’s balance of payments is comprised of three accounts:

•

the current account, which reflects a broad measure of the country’s international trade (goods and services), primary income (retribution for the temporary use of labor, financial resources or non-produced nonfinancial assets) and secondary income (current transfers for goods and investment income) between residents and non-residents;

•	the capital account, which shows credit and debit entries for non-produced, non-financial assets as well as capital transfers between residents and non-residents; and

•	the financial account, which registers net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The Republic’s balance of payments registered a deficit in the current account in each of the years from 2014 to 2018, which was financed, mainly, with borrowings recorded in the financial account.

In 2018, the Republic’s current account registered a deficit of U.S.$27.5 billion, compared to a deficit of U.S.$31.6 billion in 2017. This deficit was primarily due to a U.S.$18.6 billion deficit in the primary income account, which represented a U.S.$2.2 billion deficit increase from the U.S.$16.4 billion deficit recorded in 2017 and a U.S.$10.1 billion deficit in the trade of goods and services account, which represented a U.S.$5.5 billion deficit decrease from the U.S.$15.6 billion deficit recorded in 2017.

In 2018, the Republic’s capital account registered a U.S.$87 million surplus, representing a U.S.$52 million decrease from the U.S.$139 million surplus recorded in 2017, mainly due to a reduction in non-produce non-financial assets, particularly in connection with intellectual property rights transactions and transfers of professional athletes.

In 2018, the Republic’s financial account registered net inflows of U.S.$28.0 billion, primarily due to net inflows of U.S.$44.4 billion recorded by the non-financial public sector driven by the sale of debt securities in the international capital markets in January 2018, inflows from disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such, which were partially offset by U.S.$10.4 billion net outflows recorded in other sectors driven by an increase in the acquisition of financial assets (currency and deposits from non-residents).

The following table sets forth information on the Republic’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Current account	U.S.$	(9,179)	U.S.$	(17,622)	U.S.$	(15,105)	U.S.$	(31,598)	U.S.$	(27,479)
Trade of Goods and Services		900		(6,600)		(4,035)		(15,611)		(10,149)
Goods(1)		5,541		(785)		4,416		(5,462)		(867)
Credit		68,440		56,809		57,960		58,639		61,638
Debit		62,899		57,594		53,544		64,101		62,505
Services(2)		(4,641)		(5,815)		(8,452)		(10,149)		(9,282)
Credit		13,396		13,214		13,425		14,752		14,717
Debit		18,038		19,029		21,876		24,901		23,998
Primary Income (Earnings)		(11,614)		(12,105)		(12,192)		(16,388)		(18,629)
Employee Compensation		(34)		26		(94)		(88)		(89)
Investment Earnings		(11,580)		(12,130)		(12,098)		(16,299)		(18,541)
Direct Investment		(7,300)		(8,145)		(7,166)		(8,682)		(7,415)
Portfolio Investments		(2,939)		(2,687)		(3,505)		(5,981)		(9,323)
Other Investments		(1,359)		(1,322)		(1,487)		(1,767)		(2,220)
Reserve Assets		17		24		61		130		417
Secondary Income (Current Transfers)		1,535		1,083		1,123		401		1,300
Capital Account		57		52		366		139		87
Net external financial needs		(9,122)		(17,570)		(14,739)		(31,459)		(27,392)
Financial Account		(9,321)		(18,498)		(13,964)		(31,273)		(27,985)
Central Bank		(2,005)		(12,486)		14,918		9,425		4,074
Reserves		1,195		(4,906)		14,311		14,556		11,277
Liabilities		3,200		7,580		(607)		5,131		7,203
Deposit-Collecting Entities		(815)		(1,493)		1,532		(6,068)		1,909
Government		(7,114)		1,000		(29,628)		(33,935)		(44,380)
Other Sectors		613		(5,518)		(785)		(695)		10,413
Net Errors and Omissions		(198)		(928)		775		186		(593)
Memorandum Item
Transactions of Reserve Assets Change		1,195		(4,906)		14,311		14,556		11,277
Central Bank International Reserve Variation		807		(5,844)		13,745		15,747		10,731
Exchange Rate Adjustment	U.S.$	(388)	U.S.$	(938)	U.S.$	(566)	U.S.$	1,191	U.S.$	(546)

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

The Republic’s current account is comprised of the merchandise trade balance, trade in services, primary income (compensation of personnel and revenue from investment) and secondary income (current transfers). The current account registered deficits for each year between 2014 and 2018.

The most important drivers of the current account deficits between 2014 and 2018 were:

•	outflows due to interest and dividend payments;

•

a decline in commodity prices in the 2014 and 2015 period. In 2014, the trade balance improved compared to 2013, as the decline in imports exceeded the decrease in exports. In 2015, the trade deficit was mostly due to a decrease in prices of Argentine exports and, to a lesser extent, to the deterioration of export volumes. In 2016, the continued decrease in the price of raw materials was more than offset by an increase in exports measured by volume compared to 2015. In 2016, the decrease in imports was driven by a decrease in import prices, which was partly offset by an increase in imported volumes. In 2017, the trade deficit was mostly due to an increase in import prices and volumes and a decrease in the volume of exports, which was partly offset by an increase in export prices. In 2018, the trade deficit contracted compared to 2017, mostly due to an increase in the price of exports and a decrease in import volumes, which in turn were partly offset by an increase in import prices; and

•	outflows due to increasing demand by residents for services by non-residents, mainly related to freight and passenger transportation, tourism and royalties.

In 2014, the current account registered a U.S.$9.2 billion deficit, compared to the U.S.$13.1 billion deficit registered in 2013. This decrease in the deficit was mainly the result of a decrease in the deficit of the primary income account, a trade surplus in the goods and services account and a surplus increase in the secondary income account.

In 2015, the current account registered a U.S.$17.6 billion deficit, compared to the U.S.$9.2 billion deficit registered in 2014. The increase in the deficit was mainly the result of a decrease in the trade of goods and services account surplus and an increase in the deficit of the primary income account compared to 2014. An 8.4% decrease in imports of goods was outweighed by a 17.0% decrease in exports of goods, resulting in a trade of goods balance deficit compared to 2014.

In 2016, the current account registered a U.S.$15.1 billion deficit, compared to the U.S.$17.6 billion deficit registered in 2015. The decrease in the deficit was mainly the result of a decrease in the trade of goods and services deficit. Imports of goods decreased by 7.0%, while exports of goods increased by 2.0%, resulting in a trade of goods surplus compared to a trade of goods deficit in 2015. This trade of goods surplus was partially offset by a 45.3% deficit increase in trade of services.

In 2017, the current account registered a U.S.$31.6 billion deficit, compared to the U.S.$15.1 billion deficit registered in 2016. The increase in the deficit was mainly the result of:

•

a U.S.$15.6 billion deficit in the trade of goods and services account, which represented a U.S.$11.6 billion deficit increase from the U.S.$4.0 billion deficit recorded in 2016, mainly due to a U.S.$5.5 billion deficit in the goods account in 2017 compared to a surplus of U.S.$4.4 billion in 2016; and

•

a U.S.$16.4 billion deficit in the primary income account, which represented a U.S.$4.2 billion deficit increase from the U.S.$12.2 billion deficit recorded in 2016, mainly due to a 34.7% deficit increase in investment earnings.

In 2018, the current account registered a U.S.$27.5 billion deficit, compared to the U.S.$31.6 billion deficit registered in 2017. The decrease in the current account deficit was mainly the result of a U.S.$5.5 billion decrease in the trade of goods and services account deficit to U.S.$10.1 billion deficit from the U.S.$15.6 billion deficit recorded in 2017, driven primarily by a U.S.$3.3 billion surplus in the trade of goods account registered during the fourth quarter of 2018. In 2018, the primary income account registered a U.S.$18.6 billion deficit, which represented a U.S.$2.2 billion increase from the U.S.$16.4 billion deficit recorded in 2017, mainly due to a U.S.$3.3 billion increase in portfolio investment outflows.

Trade of Goods

Exports

In 2014, exports of goods totaled U.S.$68.4 billion, representing a 9.9% decrease as compared to 2013, primarily due to a 7.7% reduction in export volumes and a 2.4% decrease in prices.

In 2014:

•	exports of primary products decreased by 20.0%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 11.7% and volumes exported decreased by 9.4%;

•	exports of manufactured goods of agricultural origin decreased by 2.2%. This decrease resulted from a reduction in both volumes and prices. Volumes exported decreased by 1.5% and prices fell by 0.8%;

•	exports of manufactured goods of industrial origin decreased by 11.0%. This decrease resulted from a 12.2% reduction in volumes exported, which was partially offset by a 1.5% increase in prices; and

•	exports of fuel and energy decreased by 11.0%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 5.7% and volumes exported decreased by 5.8%.

In 2015, exports of goods totaled U.S.$56.8 billion, representing a 17.0% decrease as compared to 2014, primarily due to a 1.7% reduction in export volumes and a 15.6% decrease in prices.

In 2015:

•	exports of primary products decreased by 6.5%. This decrease resulted from an 18.5% fall in prices and a 14.8% increase in volumes exported;

•

exports of manufactured goods of agricultural origin decreased by 11.8%. This decrease resulted primarily from a 20.0% fall in prices, which was partially offset by a 10.3% increase in volumes exported;

•	exports of manufactured goods of industrial origin decreased by 21.3%. This decrease resulted from a 2.6% fall in prices and a 19.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 54.5%. This decrease resulted from a 45.4% fall in prices and a 16.9% reduction in volumes exported.

In 2016, exports of goods totaled U.S.$58.0 billion, representing a 2.0% increase as compared to 2015, primarily due to a 6.8% increase in export volumes, which was partially offset by a 4.5% decrease in prices.

In 2016:

•	exports of primary products increased by 18.0%. This increase resulted from a 22.9% increase in volume, which was partially offset by a 3.9% decrease in prices;

•

exports of manufactured goods of agricultural origin increased slightly by 0.3%. This increase resulted primarily from a 4.4% increase in volumes exported, which was offset by a 4.0% decrease in prices;

•	exports of manufactured goods of industrial origin decreased by 6.4%. This decrease resulted from a 4.1% fall in prices and a 2.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 8.8%. This decrease resulted from an 10.9% fall in prices, which was partially offset by a 2.7% increase in volumes exported.

In 2017, exports of goods totaled U.S.$58.6 billion, representing a 1.2% increase as compared to 2016, primarily due to a 1.4% increase in prices, which was partially offset by a 0.2% decrease in export volumes.

In 2017:

•	exports of primary products decreased by 5.6%. This decrease resulted from a 5.0% decrease in volume and a 0.6% decrease in prices;

•	exports of manufactured goods of agricultural origin decreased by 3.4%. This decrease resulted from a 3.3% decrease in volumes exported and a 0.1% decrease in prices;

•	exports of manufactured goods of industrial origin increased by 11.7%. This increase resulted from a 1.7% rise in prices and a 9.7% increase in volumes exported; and

•	exports of fuel increased by 21.1%. This increase resulted from a 29.9% rise in prices, which was partially offset by a 6.8% decrease in volumes exported.

In 2017, exports of citrus products to Brazil were resumed after their suspension in 2009 and agreements intended to facilitate the import of agricultural products were reached with Japan.

In 2018, exports of goods totaled U.S.$61.6 billion, representing a 5.0% increase as compared to 2017, primarily due to a 5.7% increase in prices, which was partially offset by a 0.5% decrease in volumes exported.

In 2018:

•

exports of primary products decreased by 5.5%. This decrease resulted from an 11.2% reduction in volumes exported (mainly due to the drought that affected the agricultural sector), which was partially offset by a 6.4% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 1.4%. This increase resulted from a 7.0% rise in prices which was partially offset by a 5.1% decrease in volumes exported;

•	exports of manufactured goods of industrial origin increased by 9.2%. This increase resulted from a 8.5% increase in volumes exported and a 0.7% increase in prices; and

•	exports of fuel and energy increased by 69.1%. This increase resulted from a 41.2% increase in volumes exported and a 19.5% increase in prices.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods. In 2018, 59.9% of all exports were agricultural products (either primary or processed). In 2018 exports of lemon were resumed to the United States after a 17 year suspension, and commenced to Mexico.

In January 2018, Argentina regained access to the U.S. Generalized System of Preferences, under which over 500 Argentine exports enjoy preferential tariffs. Argentina had been suspended from the system in 2012 due to its failure to comply with ICSID awards related to U.S. companies. In April 2018, the United States agreed to lift tariffs from Argentine steel and aluminum exports.

Further, in January 2018, the Macri administration reached an agreement with China on the elimination of non-tariff restrictions on imports of Argentine meat.

The following tables set forth information on Argentina’s export products for the periods specified.

Exports by Groups of Products(1)

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Primary products:
Cereal	U.S.$	5,237	U.S.$	4,842	U.S.$	6,975	U.S.$	6,969	U.S.$	7,646
Seeds and oilseeds		4,211		4,746		3,839		3,148		1,784
Copper		1,250		711		1,004		744		403
Fruits		966		776		875		801		857
Fish and raw seafood		1,256		1,180		1,421		1,707		1,860
Vegetables		507		461		726		736		604
Tobacco		265		195		375		306		282
Honey		204		164		168		183		170
Others		321		227		310		220		386

Total		14,218		13,301		15,694		14,813		13,992

Manufactured goods of agricultural origin:
Residues(2)		12,845		10,650		10,785		9,834		10,079
Oils and fats		4,316		4,703		4,970		4,858		3,988
Meat		1,935		1,444		1,540		1,937		2,638
Vegetable Products		1,021		1,113		1,163		1,153		1,194
Dairy food		1,309		866		638		584		843
Grain mill products		1,026		870		755		764		720
Drinks, alcoholic beverages and vinegar		939		929		926		918		938
Hides and skins		1,044		861		747		746		746
Others		1,986		1,852		1,839		1,769		1,739

Total		26,420		23,288		23,362		22,562		22,885

Manufactured goods of industrial origin:
Transport equipment		8,345		5,992		5,012		5,781		7,486
Chemicals		4,982		4,153		4,493		4,388		4,307
Basic metals		2,263		1,344		1,265		1,732		2,088
Stones and precious metals		2,068		2,514		2,233		2,517		2,512
Machines and equipment		1,882		1,375		1,271		1,365		1,380
Plastics		1,293		950		979		996		1,085
Maritime, fluvial and air transport vehicles		313		290		343		583		186
Paper, cardboard, and printed publications		449		387		333		411		475
Rubber and its manufactures		339		228		252		299		276
Others		889		715		625		697		697

Total		22,823		17,949		16,806		18,768		20,492

Fuel and energy:
Fuel		4,942		2,245		1,995		2,477		4,188
Energy		—		1		54		—		2

Total		4,943		2,246		2,048		2,477		4,190

Total exports	U.S.$	68,404	U.S.$	56,784	U.S.$	57,909	U.S.$	58,621	U.S.$	61,559

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Treasury.

Exports by Groups of Products(1)

(as % of total exports)

	2014	2015	2016	2017	2018
Primary products:
Cereal	7.7%	8.5%	12.0%	11.9%	12.4%
Seeds and oilseeds	6.2	8.4	6.6	5.4	2.9
Copper	1.8	1.3	1.7	1.3	0.7
Fruits	1.4	1.4	1.5	1.4	1.4
Fish and raw seafood	1.8	2.1	2.5	2.9	3.0
Vegetables	0.7	0.8	1.3	1.3	1.0
Tobacco	0.4	0.3	0.6	0.5	0.5
Honey	0.3	0.3	0.3	0.3	0.3
Others	0.5	0.4	0.5	0.4	0.6

Total	20.8%	23.4%	27.1%	25.3%	22.7%

Manufactured goods of agricultural origin:
Residues(2)	18.8	18.8	18.6	16.8	16.4
Oils and fats	6.3	8.3	8.6	8.3	6.5
Meat	2.8	2.5	2.7	3.3	4.3
Vegetable Products	1.5	2.0	2.0	2.0	1.9
Dairy food	1.9	1.5	1.1	1.0	1.4
Grain mill products	1.5	1.5	1.3	1.3	1.2
Drinks, alcoholic beverages and vinegar	1.4	1.6	1.6	1.6	1.5
Hides and skins	1.5	1.5	1.3	1.3	1.2
Others	2.9	3.3	3.2	3.0	2.8

Total	38.6%	41.0%	40.3%	38.5%	37.2%

Manufactured goods of industrial origin:
Transport equipment	12.2	10.6	8.7	9.9	12.2
Chemicals	7.3	7.3	7.8	7.5	7.0
Basic metals	3.3	2.4	2.2	3.0	3.4
Stones and precious metals	3.0	4.4	3.9	4.3	4.1
Machines and equipment	2.8	2.4	2.2	2.3	2.2
Plastics	1.9	1.7	1.7	1.7	1.8
Maritime, fluvial and air transport vehicles	0.5	0.5	0.6	1.0	0.3
Paper, cardboard, and printed publications	0.7	0.7	0.6	0.7	0.8
Rubber and its manufactures	0.5	0.4	0.4	0.5	0.4
Others	1.3	1.3	1.1	1.2	1.1

Total	33.4%	31.6%	29.0%	32.0%	33.3%

Fuel and energy:
Fuel	7.2	4.0	3.4	4.2	6.8
Energy	—	—	0.1	—	—

Total	7.2%	4.0%	3.5%	4.2%	6.8%

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Treasury.

Imports

In 2014, imports of goods decreased by 11.7% to U.S.$65.7 billion from U.S.$74.4 billion in 2013. Intermediate and capital goods represented 46.8% of total imports. Imports of motor vehicles for passengers decreased by 49.4%, imports of spare parts and accessories for capital goods decreased by 17.6% and imports of consumption goods decreased by 10.1%.

In 2015, imports of goods decreased by 8.4% to U.S.$60.2 billion from U.S.$65.7 billion in 2014. Intermediate and capital goods represented 50.1% of total imports. Imports of fuel and energy decreased by 40.0% and imports of motor vehicles for passengers decreased by 6.2%, while imports of spare parts and accessories for capital goods decreased by 2.9% and imports of consumption goods increased by 2.0%, in each case in terms of their U.S. dollar value.

In 2016, imports of goods decreased by 7.2% to U.S.$55.9 billion from U.S.$60.2 billion in 2015. Intermediate and capital goods represented 49.4% of total imports. Imports of fuel and energy decreased by 29.2% and imports of motor vehicles for passengers increased by 33.3%, while imports of spare parts and accessories for capital goods decreased by 11.4% and imports of consumption goods increased by 8.5%, in each case in terms of their U.S. dollar value.

In 2017, imports of goods increased by 19.8% to U.S.$66.9 billion from U.S.$55.9 billion in 2016. Intermediate and capital goods represented 48.9% of total imports. Imports of fuel and energy increased by 17.9% and imports of motor vehicles for passengers increased by 40.9%, while imports of spare parts and accessories for capital goods increased by 14.3% and imports of consumption goods increased by 20.9%, in each case in terms of their U.S. dollar value.

In 2018, imports of goods decreased by 2.2% to U.S.$65.4 billion from U.S.$66.9 billion in 2017. Intermediate and capital goods represented 49.9% of total imports. Imports of fuel and energy increased by 14.1% and imports of motor vehicles for passengers decreased by 16.2%, while imports of spare parts and accessories for capital goods decreased by 5.9% and imports of consumption goods decreased by 5.1%, in each case, in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s import products grouped by economic uses for the periods specified.

Imports by Economic Uses(1)

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Capital goods	U.S.$	11,977	U.S.$	12,034	U.S.$	12,122	U.S.$	14,907	U.S.$	12,233
Intermediate goods		18,766		18,104		15,483		17,837		20,443
Fuel and energy		11,343		6,854		4,856		5,723		6,529
Parts and accessories of capital goods		13,142		12,761		11,308		12,922		12,164
Consumption goods		6,685		6,820		7,399		8,945		8,485
Motor vehicles for passengers		3,574		3,353		4,468		6,297		5,274
Others		249		276		216		299		313

Total	U.S.$	65,736	U.S.$	60,203	U.S.$	55,852	U.S.$	66,930	U.S.$	65,441

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

The following tables set forth information on Argentina’s import products grouped by principal characteristics for the periods specified.

Imports by Groups of Products(1)

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Machines, instruments and electric materials	U.S.$	16,958	U.S.$	17,081	U.S.$	15,420	U.S.$	18,561	U.S.$	17,333
Transport equipment		10,618		9,867		11,520		14,825		11,521
Industrial products		9,881		9,457		8,486		9,070		9,700
Mineral products		11,994		7,348		5,193		6,184		7,134
Plastic, rubber and manufactures		3,755		3,649		3,187		3,485		3,394
Common metals and manufactures		3,503		3,534		2,628		3,573		3,621
Optical instruments, medical-surgical precision equipment, watches and music equipment		1,708		1,909		1,684		1,884		1,797
Textiles and manufactures		1,392		1,437		1,465		1,562		1,572
Wood pulp, paper and paperboard		1,119		1,179		1,047		1,126		1,161
Commodities and other products		918		915		1,031		1,233		1,172
Feeding products, beverages and tobacco		905		875		923		1,116		1,075
Products of vegetable origin		622		645		977		1,501		3,217
Stone manufactures, plaster and cement, asbestos, mica, ceramic and glass		548		604		580		679		613
Footwear, umbrellas, artificial flowers and others		422		477		612		697		642
Live animals and products of animal origin		173		168		243		294		320
Other products		1,221		1,059		857		1,140		1,168

Total imports	U.S.$	65,736	U.S.$	60,203	U.S.$	55,852	U.S.$	66,930	U.S.$	65,441

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Treasury.

Imports by Groups of Products(1)

(as % of total imports)

	2014	2015	2016	2017	2018
Machines, instruments and electric materials	25.8%	28.4%	27.6%	27.7%	26.5%
Transport equipment	16.2	16.4	20.6	22.1	17.6
Industrial products	15.0	15.7	15.2	13.6	14.8
Mineral products	18.2	12.2	9.3	9.2	10.9
Plastic, rubber and manufactures	5.7	6.1	5.7	5.2	5.2
Common metals and manufactures	5.3	5.9	4.7	5.3	5.5
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.6	3.2	3.0	2.8	2.7
Textiles and manufactures	2.1	2.4	2.6	2.3	2.4
Wood pulp, paper and paperboard	1.7	2.0	1.9	1.7	1.8
Commodities and other products	1.4	1.5	1.8	1.8	1.8
Feeding products, beverages and tobacco	1.4	1.5	1.7	1.7	1.6
Products of vegetable origin	0.9	1.1	1.7	2.2	4.9
Stone manufactures, plaster, cement, asbestos, mica, ceramic and glass	0.8	1.0	1.0	1.0	0.9
Footwear, umbrellas, artificial flowers and others	0.6	0.8	1.1	1.0	1.0
Live animals and products of animal origin	0.3	0.3	0.4	0.4	0.5
Other products	1.9	1.8	1.5	1.7	1.8

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Treasury.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy. Following the collapse of the Convertibility Regime in 2002, the Government introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods (including by discouraging exports) and protect local industries.

In 2012, a complaint was submitted to the dispute settlement body of the WTO challenging Argentina’s use of non-trade barriers and certain practices of the Government with respect to imports. The dispute related to two primary measures: (i) the requirement for importers to file a non-automatic import license in the form of a DJAI and (ii) the imposition of trade-related requirements mandating foreign companies to limit their imports, offset their imports with equivalent exports and increase the local content of products made within Argentina as a condition to import into Argentina or to obtain certain benefits. The WTO dispute settlement body found that such practices violated international trade rules. Argentina was given until December 31, 2015, to comply with the WTO’s ruling. On January 14, 2016, Argentina notified the dispute settlement body of the WTO that it had repealed the disputed measures. On January 18, 2016, the European Union and Argentina informed the dispute settlement body that they had reached an agreement relating to the procedures to facilitate the resolution of the dispute and reduce the scope for future procedural disputes, and the complaint was withdrawn.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil. Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports(1)

(in millions of U.S. dollars)

	2014	2015	2016	2017	2018
Brazil	U.S.$13,883	U.S.$10,098	U.S.$9,040	U.S.$9,325	U.S.$11,291
China	4,792	5,387	4,669	4,606	4,482
United States	4,082	3,435	4,491	4,535	4,278
Chile	2,792	2,405	2,306	2,646	3,037
Venezuela	1,987	1,370	707	246	359
Spain	1,694	1,364	1,648	1,486	1,589
Germany	1,537	1,344	1,272	1,172	1,052
Uruguay	1,563	1,233	1,139	1,208	1,227
Canada	1,656	1,292	1,148	1,342	1,294
Netherlands	1,575	1,214	1,183	1,394	1,702
Peru	1,114	720	821	1,073	1,170
Rest of ALADI(2)	4,637	3,575	3,535	3,727	4,108
Rest of EU	6,433	5,670	5,770	5,848	5,921
Association of Southeast Asian Nations	5,180	4,583	5,803	5,059	5,258
Middle East	3,179	2,249	2,261	2,507	2,925
Rest of Asia	3,107	3,363	3,903	3,471	2,654
Rest of world(3)	7,330	6,556	7,499	8,036	8,079
Indeterminate destination(4)	1,863	926	714	940	1,133

Total	U.S.$68,404	U.S.$56,784	U.S.$57,909	U.S.$58,621	U.S.$61,559

Memorandum items:
MERCOSUR(5)	U.S.$18,648	U.S.$13,756	U.S.$11,869	U.S.$11,935	U.S.$14,130
ALADI	U.S.$25,976	U.S.$19,401	U.S.$17,548	U.S.$18,225	U.S.$21,192

(1)	Measured on a FOB basis.
(2)	As of December 31, 2018, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Panama, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of December 31, 2018, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Geographic Distribution of Exports(1)

(as % of total exports)

	2014	2015	2016	2017	2018
Brazil	20.3%	17.8%	15.6%	15.9%	18.3%
China	7.0	9.5	8.1	7.9	7.3
United States	6.0	6.0	7.8	7.7	6.9
Chile	4.1	4.2	4.0	4.5	4.9
Venezuela	2.9	2.4	1.2	0.4	0.6
Spain	2.5	2.4	2.8	2.5	2.6
Germany	2.2	2.4	2.2	2.0	1.7
Uruguay	2.3	2.2	2.0	2.1	2.0
Canada	2.4	2.3	2.0	2.3	2.1
Netherlands	2.3	2.1	2.0	2.4	2.8
Peru	1.6	1.3	1.4	1.8	1.9
Rest of ALADI(2)	6.8	6.3	6.1	6.4	6.7
Rest of EU	9.4	10.0	10.0	10.0	9.6
Association of Southeast Asian Nations	7.6	8.1	10.0	8.6	8.5
Middle East	4.6	4.0	3.9	4.3	4.8
Rest of Asia	4.5	5.9	6.7	5.9	4.3
Rest of world(3)	10.7	11.5	12.9	13.7	13.1
Indeterminate destination(4)	2.7	1.6	1.2	1.6	1.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(5)	27.3%	24.2%	20.5%	20.4%	23.0%
ALADI	38.0%	34.2%	30.3%	31.1%	34.4%

(1)	Measured on a FOB basis.
(2)	As of December 31, 2018, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of December 31, 2018, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina— Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1)

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Brazil	U.S.$	14,341	U.S.$	13,044	U.S.$	13,605	U.S.$	17,870	U.S.$	15,573
China		10,811		11,861		10,487		12,328		12,086
United States		9,107		7,937		6,985		7,635		7,697
Germany		3,533		3,129		3,054		3,229		3,350
Mexico		1,647		1,828		1,785		2,081		1,877
France		1,423		1,453		1,553		1,345		1,110
Italy		1,638		1,376		1,436		1,675		1,559
Japan		1,376		1,222		953		1,057		1,082
Spain		1,078		960		921		1,452		1,431
Chile		824		718		687		856		710
Netherlands		782		456		429		490		531
Rest of ALADI(2)		4,324		3,139		2,788		3,739		5,043
Rest of EU		2,898		2,693		2,604		3,336		3,282
Association of Southeast Asian Nations		2,017		2,032		2,336		2,819		2,866
Middle East		1,059		537		781		798		1,147
Rest of Asia		2,158		2,392		2,079		2,179		2,055
Rest of world(3)		6,014		4,901		2,944		3,470		3,445
Indeterminate origin(4)		706		525		425		571		597

Total(5)	U.S.$	65,736	U.S.$	60,203	U.S.$	55,852	U.S.$	66,930	U.S.$	65,441

Memorandum items:
MERCOSUR(6)		15,314		13,891		14,857		19,482		18,225
ALADI		21,136		18,698		18,865		24,546		23,203

(1)	Measured on a CIF basis.
(2)	As of December 31, 2018, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of December 31, 2018, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Geographic Distribution of Imports(1)

(as % of total imports)

	2014	2015	2016	2017	2018
Brazil	21.8%	21.7%	24.4%	26.7%	23.8%
China	16.4	19.7	18.8	18.4	18.5
United States	13.9	13.2	12.5	11.4	11.8
Germany	5.4	5.2	5.5	4.8	5.1
Mexico	2.5	3.0	3.2	3.1	2.9
France	2.2	2.4	2.8	2.0	1.7
Italy	2.5	2.3	2.6	2.5	2.4
Japan	2.1	2.0	1.7	1.6	1.7
Spain	1.6	1.6	1.6	2.2	2.2
Chile	1.3	1.2	1.2	1.3	1.1
Netherlands	1.2	0.8	0.8	0.7	0.8
Rest of ALADI(2)	6.6	5.2	5.0	5.6	7.7
Rest of EU	4.4	4.5	4.7	5.0	5.0
Association of Southeast Asian Nations	3.1	3.4	4.2	4.2	4.4
Middle East	1.6	0.9	1.4	1.2	1.8
Rest of Asia	3.3	4.0	3.7	3.3	3.1
Rest of world(3)	9.1	8.1	5.3	5.2	5.3
Indeterminate origin(4)	1.1	0.9	0.8	0.9	0.9

Total(5)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(6)	23.3%	23.1%	26.6%	29.1%	27.8%
ALADI	32.2%	31.1%	33.8%	36.7%	35.5%

(1)	Measured on a CIF basis.
(2)	As of December 31, 2018, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of December 31, 2018, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Trade with MERCOSUR Countries

Framework

In addition to Argentina, the MERCOSUR Member States include Brazil, Paraguay, Uruguay and, commencing in 2012, Venezuela. Since December 2016, Venezuela’s status as a full member has been suspended by the other Member States. See “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.” In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. MERCOSUR’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy. See, however, “The Republic of Argentina—Foreign Affairs and International Organizations.”

Trade

Trade among MERCOSUR Member States increased significantly in the 10 years leading up to 2010, but has decreased ever since. This decline has occurred in the context of deteriorating external and internal economic conditions. This negative performance has been a widespread phenomenon affecting all Member States.

Argentina’s trade with MERCOSUR Member States reached U.S.$32.4 billion in 2018, representing 25.5% of Argentina’s total trade. Argentine exports to the other MERCOSUR Member States amounted U.S.$14.1 billion, equivalent to 23.0% of Argentina’s total global exports, while imports from MERCOSUR amounted to U.S.$18.2 billion, equivalent to 27.8% of Argentina’s total imports. Argentina registered a U.S.$4.1 billion trade deficit with MERCOSUR in 2018, as compared to U.S.$7.5 billion deficit in 2017. This deficit decrease was primarily due to a U.S.$4.3 billion decrease in the trade deficit with Brazil, which was partially offset by a U.S.$0.9 billion increase in the trade deficit with Paraguay.

Brazil

Brazil is Argentina’s primary export market and source of imports. Manufactured goods of industrial origin account for approximately 67.5% of total exports. In 2018, the main imports from Brazil included intermediate goods, which totaled U.S.$5.0 billion, and motor vehicles which totaled U.S.$4.0 billion. Main exports to Brazil in 2018 were manufactured goods of industrial origin, which totaled U.S.$7.6 billion, followed by primary products, which totaled U.S.$1.9 billion. In 2018, Argentina’s trade deficit with Brazil was U.S.$4.4 billion, as compared to a deficit of U.S.$8.7 billion in 2017, primarily as a result of a 12.8% decrease in total imports from Brazil, whilst total exports to Brazil increased 21.1%.

The decrease in imports from Brazil in 2018 as compared to 2017 was driven by a 30.5% decrease in imports of capital goods and a 18.0 % decrease in imports of motor vehicles.

The increase in exports to Brazil in 2018 as compared to 2017 was mainly the result of a 26.0% increase in exports of manufactured goods of industrial origin and a 17.5% increase in exports of primary products.

China

China is one of Argentina’s main trade partners. Imports from China include mainly chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. Exports to China include mainly agricultural commodities, such as wheat, soy and corn.

In 2018, imports from China included mainly capital goods, which totaled U.S.$3.8 billion, intermediate goods, which totaled U.S.$3.0 billion, and spare parts and accessories, which totaled U.S.$2.9 billion. Exports to China in 2018 were mainly primary products for U.S.$1.9 billion, followed by manufactured products of agricultural origin, which totaled U.S.$1.4 billion. In 2018, Argentina’s trade deficit with China was U.S.$7.6 billion, as compared to U.S.$7.7 billion in 2017.

Total imports from China decreased by 2.0% in 2018 as compared to 2017, mainly due to a decrease in imports of consumption goods, capital goods and parts and accessories, which were partially offset by an increase in intermediate goods.

Total exports to China decreased by 2.9% in 2018 as compared to 2017, primarily due to a 32.9% decrease in exports of primary products, which was partially offset by a 73.0% increase in manufactured products of agricultural origin.

United States

Historically, the United States has been one of Argentina’s most important trade partners. Manufactured goods constitute a significant share of Argentine exports to the United States, while capital and intermediate goods constitute a significant share of Argentina’s imports from the United States.

In 2018, imports from the United States included mainly intermediate goods, which totaled U.S.$2.9 billion, fuel, which totaled U.S.$1.8 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$1.3 billion. Exports to the United States for the same period were mainly manufactured products of industrial origin, which totaled U.S.$1.8 billion, followed by fuel and energy, which totaled U.S.$0.945 billion. In 2018, Argentina’s trade deficit with the United States was U.S.$3.5 billion, as compared to a deficit of U.S.$3.1 billion in 2017, mainly due to a 5.9% decrease in total exports to the United States, while total imports from the United States increased by 0.9%.

The increase in imports from the United States in 2018 as compared to 2017 was mainly the result of increases in intermediate goods and fuel, partially offset by decreases in capital goods, consumption goods and parts and accessories.

The decrease in exports to the United States in 2018 as compared to 2017 was primarily due to a 33.7% decrease in exports of manufactured products of industrial origin. This decrease was partially offset by a 261.4% increase in exports of fuel and energy.

Trade of Services

The services trade balance records the amount of services (including financial services, but excluding payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of services that non-residents purchase in Argentina. For instance, a deficit in service trade indicates that the value of services purchased by Argentine residents outside Argentina exceeds the value of services purchased in Argentina by non-residents. Argentina’s services account also factors in partially in Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with export and import transactions.

In 2014, net outflows recorded by the trade of services account decreased by U.S.$0.7 billion to U.S.$4.6 billion, as outflows on account of services decreased more than inflows on account of services. Specifically, the decrease in net outflows recorded by trade of services account in 2014 was due to:

•	a 32.6% decrease in net outflows in the transportation account, from U.S.$2.5 billion in 2013 to U.S.$1.7 billion in 2014; and

•	a 27.3% decrease in net outflows in the tourism account, from U.S.$1.4 billion in 2013 to U.S.$1.0 billion in 2014.

These decreases in net outflows were partially offset by a 13.5% decrease in net inflows in the professional, technical and business services account, from U.S.$1.2 billion in 2013 to U.S.$1.0 billion in 2014.

In 2015, net outflows recorded by the trade of services account increased by U.S.$1.2 billion to U.S.$5.8 billion, as a result of an increase in outflows on account of services that exceeded the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2015 was due to:

•	a 26.2% increase in net outflows in the transportation account, from U.S.$1.7 billion in 2014 to U.S.$2.2 billion in 2015; and

•	a 100.9% increase in net outflows in the tourism account, from U.S.$1.0 billion in 2014 to U.S.$2.1 billion in 2015.

These increases in net outflows were partially offset by a 4.8% increase in net inflows in the professional, technical, business services account, from U.S.$1.0 billion in 2014 to U.S.$1.1 billion in 2015.

In 2016, net outflows recorded by the trade of services account increased by U.S.$2.6 billion to U.S.$8.5 billion, as a result of an increase in net outflows on account of services that was exacerbated by a decrease in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2016 was due to:

•	a 17.8% increase in net outflows in the transportation account, from U.S.$2.2 billion in 2015 to U.S.$2.5 billion in 2016; and

•	a 129.4% increase in net outflows in the tourism account, from U.S.$2.1 billion in 2015 to U.S.$4.7 billion in 2016.

In 2017, net outflows recorded by the trade of services account increased by U.S.$1.7 billion to U.S.$10.1 billion, as a result of an increase in outflows on account of services, which was higher than the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2017 was due to:

•	a 28.4% increase in net outflows in the transportation account, from U.S.$2.5 billion in 2016 to U.S.$3.3 billion in 2017; and

•	a 27.3% increase in net outflows in the tourism account, from U.S.$4.7 billion in 2016 to U.S.$6.0 billion in 2017.

In 2018, net outflows recorded by the trade of services account decreased by U.S.$0.9 billion to U.S.$9.3 billion, as a result of a decrease in outflows on account of services, which exceeded the increase in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2018 was due to:

•	a 14.9% decrease in net outflows in the tourism account, from U.S.$6.0 billion in 2017 to U.S.$5.1 billion in 2018; and

•	a 15.9% decrease in net outflows in the royalties account, from U.S.$2.1 billion in 2017 to U.S.$1.8 billion in 2018.

The table below sets forth the net results of Argentina’s services trade for the periods specified.

Services

(in millions of U.S. dollars, at current prices)

	2014		2015		2016		2017		2018
Transportation:
Freight	U.S.$	(1,699)	U.S.$	(1,600)	U.S.$	(1,456)	U.S.$	(1,909)	U.S.$	(2,056)
Passenger		(1,169)		(1,852)		(2,095)		(2,341)		(1,986)
Other		1,160		1,296		1,012		991		934
Total transportation		(1,708)		(2,155)		(2,539)		(3,259)		(3,108)
Tourism		(1,023)		(2,055)		(4,713)		(6,000)		(5,107)
Royalties		(1,925)		(2,016)		(1,940)		(2,089)		(1,757)
Professional, technical, business services		1,027		1,076		1,313		1,507		1,002
Others(1)		(1,012)		(665)		(574)		(308)		(312)

Total services	U.S.$	(4,641)	U.S.$	(5,815)	U.S.$	(8,452)	U.S.$	(10,149)	U.S.$	(9,282)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: INDEC and Ministry of Treasury.

Tourism

In 2014, the tourism sector registered U.S.$1.0 billion in net outflows compared to U.S.$1.4 billion in net outflows in 2013. This decrease in net outflows was primarily due to a 9.6% increase in inflows related to non-residents traveling to Argentina while outflows related to residents traveling abroad increased by 0.9% only.

In 2015, the tourism sector registered U.S.$2.1 billion net outflows compared to U.S.$1.0 billion in net outflows in 2014. This increase in net outflows was primarily due to a 16.7% increase in outflows related to residents traveling abroad and a 0.7% decrease in inflows related to non-residents traveling to Argentina.

In 2016, the tourism sector registered U.S.$4.7 billion in net outflows compared to U.S.$2.1 billion in net outflows in 2015. This increase in net outflows was primarily due to a 38.6% increase in outflows related to residents traveling abroad which exceeded the 0.8% increase in inflows related to non-residents traveling to Argentina.

In 2017, the tourism sector registered U.S.$6.0 billion in net outflows compared to U.S.$4.7 billion in net outflows in 2016. This increase in net outflows was primarily due to a 17.5% increase in outflows related to residents traveling abroad, which exceeded an 8.2% increase in inflows related to non-residents traveling to Argentina.

In 2018, the tourism sector registered U.S.$5.1 billion in net outflows compared to U.S.$6.0 billion in net outflows in 2017. This decrease in net outflows was primarily due to a 6.2% decrease in outflows related to residents traveling abroad while inflows related to non-residents traveling to Argentina increased by 3.5%.

The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2014	2015	2016	2017	2018
Income from tourism (in millions of U.S.$)	4,960	4,927	4,967	5,375	5,563
Expenses from tourism (in millions of U.S.$)	5,983	6,982	9,679	11,375	10,670
Balance (in millions of U.S.$)	(1,023)	(2,055)	(4,713)	(6,000)	(5,107)

Source: INDEC and Ministry of Treasury.

Primary income

The primary income account records amounts payable and receivable between residents and non-residents in return for receiving or providing temporary use of labor, financial resources and non-produced non-financial assets, including, among other things, compensation of personnel and investment income (comprised of revenues obtained or paid for direct investment, portfolio investment, other investments and reserve assets).

In 2014, the primary income deficit decreased by 11.8% to U.S.$11.6 billion, primarily due to an 18.7% decrease in net dividend outflows from direct investment, partially offset by a 6.0% increase in portfolio investment outflows compared to 2013. The deficit in net reinvested earnings decreased by 23.9% in 2014.

In 2015, the primary income deficit increased by 4.2% to U.S.$12.1 billion, primarily due to an 11.6% increase in net outflows from direct investment. The increase in net outflows from direct investment was due to higher payments to non-residents from direct investment compared to 2014. The net portfolio investment outflows decreased by 8.6% compared to 2014.

In 2016, the primary income deficit stood at U.S.$12.2 billion. The net portfolio investment outflows increased by 30.4%, and was partially offset by a decrease in net outflows from employee compensation compared to 2015. The net outflow from direct investment decreased by 12.0%.

In 2017, the primary income net outflows increased by 34.4% to U.S.$16.4 billion, primarily due to a 70.6% increase in net portfolio investment outflows and an increase in net outflows from direct investment compared to 2016.

In 2018, the primary income net outflows increased by 13.7% to U.S.$18.6 billion, primarily due to a 55.5% increase in net portfolio investment outflows and a 34.4% increase in other investment net outflows.

	2014	2015	2016	2017	2018
Primary Income (earnings)	(11,614)	(12,105)	(12,192)	(16,388)	(18,629)
Credit	2,562	2,359	2,824	3,999	6,283
Employee Compensation	171	216	79	92	91
Investment Income	2,391	2,144	2,746	3,907	6,193
Direct Investment	814	647	699	1,019	1,523
Portfolio Investment	1,086	1,070	1,358	1,966	3,034
Other Investment	473	401	627	791	1,219
Reserve Assets	17	24	61	130	417
Debit	14,176	14,464	15,017	20,387	24,913
Employee Compensation	205	190	173	180	179
Investment Income	13,970	14,274	14,844	20,206	24,733
Direct Investment	8,114	8,793	7,866	9,701	8,938
Portfolio Investment	4,024	3,758	4,864	7,947	12,357
Other Investment	1,832	1,724	2,114	2,559	3,438

Capital Account

The capital account records the capital transfers between residents and non-residents of Argentina and the acquisition and disposal of non-produced, non-financial assets.

As required by the balance of payments reporting methodology adopted by INDEC in 2017 in accordance with the IMF recommendations, the capital account is presented separately from the financial account.

The capital account registered surpluses for each year from 2014 to 2018.

In 2014, the capital account recorded U.S.$56.8 million net inflows, a 70.0% increase over the capital account U.S.$33.4 million net inflows recorded in 2013. This increase was mainly due to the increase in net capital transfers arising from debt forgiveness by non-residents to resident financial and non-financial entities, households and non-profit institutions.

In 2015, the capital account recorded U.S.$51.9 million net inflows, an 8.6% decrease from the capital account U.S.$56.8 million net inflows recorded in 2014. This decrease was mainly due to a reduction in capital transfers.

In 2016, the capital account recorded U.S.$365.8 million net inflows, a 604.4% increase from the capital account U.S.$51.9 million net inflows recorded in 2015. This increase was mainly due to the increase in debt forgiveness to financial and non-financial entities, households and non-profit institutions.

In 2017, the capital account recorded U.S.$138.7 million net inflows, a 62.1% decrease from the capital account U.S.$365.8 million net inflows recorded in 2016. This decrease was mainly due to a reduction in capital transfers to financial entities, non-financial entities and households.

In 2018, the capital account recorded U.S.$87 million net inflows, a 37.3% decrease from the capital account U.S.$138.7 million net inflows recorded in 2017.

Financial Account

The financial account records the net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The financial account includes direct investment flows, portfolio investment, financial derivatives (other than foreign currency reserves), other investments and reserve assets (monetary gold, special drawing rights, reserve position in the IMF and other reserve assets). The reserves of the Central Bank make up part of the financial account. Distributable income generated in Argentina by foreign-owned assets that are not distributed, whether by determination of the owner or as a result a of regulatory impediments (such as controls on remittances), is treated as an inflow in the year generated and not remitted for the purpose of the financial account.

In 2014, the financial account recorded net inflows of U.S.$9.3 billion, a 42.3% decrease compared to 2013.

Deposit-Collecting Entities. In 2014, deposit-collecting entities recorded net inflows of U.S.$814.9 million, a decrease of 21.5% over net inflows recorded by deposit-collecting entities in 2013, mainly due to the repayment of loans issued to non-residents.

Government. In 2014, the non-financial public sector recorded net inflows of U.S.$7.1 billion, a U.S.$6.0 billion increase over the net inflows of U.S.$1.1 billion recorded in the previous year. This increase was mainly due to an increase in loans from multilateral, bilateral, and other credit agencies.

Other Sectors. In 2014, net outflows in other sectors decreased to U.S.$612.7 million compared to net inflows of U.S.$4.2 billion in the previous year. This variation was primarily attributable to a 50.6% decrease in direct investment by non-residents and decreased inflows from commercial financing.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$1.2 billion. The Central Bank’s financial liabilities increased by U.S.$3.2 billion, mainly as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China.

In 2015, the financial account recorded net inflows of U.S.$18.5 billion, a 98.5% increase compared to 2014.

Deposit-Collecting Entities. In 2015, deposit-collecting entities recorded net inflows of U.S.$1.5 billion, an 83.3% increase over the net inflows recorded by deposit-collecting entities in 2014. This increase is primarily attributable to an increase in direct investment inflows and an increase in the use of credit lines extended by non-resident lenders.

Government. In 2015, the non-financial public sector recorded net outflows of U.S.$1.0 billion, a U.S.$8.1 billion decrease over net inflows of U.S.$7.1 billion recorded in the previous year. This increase was mainly due to a reduction in loans from multilateral, bilateral and other credit agencies and a decrease in portfolio investments.

Other Sectors. In 2015, net inflows in other sectors totaled U.S.$5.5 billion, compared to net outflows of U.S.$612.7 million in the previous year. This variation was mainly due to an increase in direct investment by non-residents and increased inflows from commercial financing, which were partially offset by the acquisition of foreign assets by residents, mainly foreign currency and deposits.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$4.9 billion. The Central Bank’s financial liabilities increased by U.S.$7.6 billion, as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China.

In 2016, the financial account recorded net inflows of U.S.$14.0 billion, a 24.5% decrease compared to 2015.

Deposit-Collecting Entities. In 2016, deposit-collecting entities recorded net outflows of U.S.$1.5 billion, compared to net inflows of U.S.$1.5 billion recorded in 2015. The net outflows were primarily attributable to an increase in the acquisition of foreign assets (foreign currency holdings and deposits) by residents.

Government. In 2016, the non-financial public sector recorded net inflows of U.S.$29.6 billion, compared to net outflows of U.S.$1.0 billion recorded in 2015. These net inflows were mainly due to the sale of debt securities in the international capital markets totaling U.S.$31.2 billion, the proceeds of which were partially used for the repayment of outstanding debt.

Other Sectors. In 2016, net outflows in other sectors decreased to U.S.$785 million, compared to net inflows of U.S.$5.5 billion in the previous year. This decrease was mainly driven by a U.S.$12.1 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings due to the elimination of foreign exchange restrictions that had been retained in Argentina in prior years, which curtailed remittances to foreign shareholders.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$14.3 billion. The Central Bank’s financial liabilities decreased by U.S.$607 million, as a result of the cancellation of debt with international organizations and the cancellation of Lebacs held by non-residents.

In 2017, the financial account recorded net inflows of U.S.$31.3 billion, an 124.0% increase compared to 2016.

Deposit-Collecting Entities. In 2017, deposit-collecting entities recorded net inflows of U.S.$6.1 billion, an increase of U.S.$7.6 billion compared to net outflows of U.S.$1.5 billion recorded in 2016. This increase in net inflows was primarily attributable to an increase in the sale of financial assets (foreign currency holdings and deposits) and an increase in the issuance of liabilities.

Government. In 2017, the non-financial public sector recorded net inflows of U.S.$33.9 billion, a U.S.$4.3 billion increase over net inflows of U.S.$29.6 billion recorded in the previous year. This increase was mainly due to inflows from the sale of debt securities in the international capital markets and the sale of Bonares due 2024 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The outstanding Bonares due 2024 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Other Sectors. In 2017, net inflows in other sectors totaled U.S.$695 million, compared to net inflows of U.S.$785 million in the previous year.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$14.6 billion. The Central Bank’s financial liabilities increased by U.S.$5.1 billion, mainly as a result of the issuance of Lebacs to non-residents.

In 2018, the financial account recorded net inflows of U.S.$28.0 billion, a 10.5% decrease compared to 2017.

Deposit-Collecting Entities. In 2018, deposit-collecting entities recorded net outflows of U.S.$1.9 billion compared to net inflows of U.S.$6.1 billion recorded in 2017. These outflows were mainly due to an increase in purchases of external assets (mainly cash and deposits) and a net cancellation of deposit-collecting entities’ liabilities held by non-residents.

Government. In 2018, the non-financial public sector recorded net inflows of U.S.$44.4 billion, a U.S.$10.4 billion increase over net inflows of U.S.$33.9 billion recorded in the previous year. This increase was mainly due to the sale of debt securities in the international capital markets in January 2018, inflows from disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Other Sectors. In 2018, net outflows in other sectors totaled U.S.$10.4 billion, compared to net inflows of U.S.$695 million in the previous year, mainly due to an increase in the acquisition of financial assets (currency and deposits from non-residents).

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$11.3 billion.

The Central Bank’s financial liabilities increased by U.S.$7.2 billion as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China, which were partially offset by the cancellation of outstanding Lebacs.

Foreign Investment

Foreign Investment Regulation

With the aim of increasing capital inflows, in 2016, the Government and the Central Bank eliminated all of the restrictions affecting the balance of payments transactions. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

However, in September 2019, the Central Bank imposed restrictions on foreign currency transactions. See “Recent Developments—The Republic of Argentina—Recent Political History.”

Evolution of Portfolio and Direct Investment

The following table sets forth information on portfolio investment, direct investment and other investment in the Argentine economy for the periods indicated.

Flows of Portfolio, Direct and Other Investment

(in millions of U.S. dollars)

	2014	2015	2016	2017	2018
Financial account	U.S.$(9,321)	U.S.$(18,498)	U.S.$(13,964)	U.S.$(31,273)	U.S.$(27,985)
Direct Investment	(3,145)	(10,884)	(1,474)	(10,361)	(10,071)
Net acquisition of financial assets (debt with foreign entities)	1,921	875	1,787	1,156	1,802
Net liabilities incurred (debt with foreign entities)	5,065	11,759	3,260	11,517	11,873
Portfolio investment	2,339	(437)	(35,255)	(35,922)	(6,683)
Net acquisition of financial assets	(25)	93	798	5,502	6,092
Net liabilities incurred	(2,365)	530	36,053	41,424	12,775
Net financial derivatives	(168)	(25)	222	(96)	(35)
Other Investment	(9,542)	(2,246)	8,232	550	(22,473)
Net acquisition of financial assets	1,422	8,814	2,689	12,506	25,185
Net liability issuance	10,964	11,060	(5,542)	11,956	47,657
Foreign currency reserves	U.S.$1,195	U.S.$(4,906)	U.S.$14,311	U.S.$14,556	U.S.$11,277

Source: INDEC and Ministry of Treasury.

Foreign Direct Investment

Direct investment in Argentina increased significantly in the 1990s following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net direct investment in Argentina peaked in 1999 with the completion of the privatization of YPF, a process that had started in 1992. Commencing in 2002, the macro-economic policies and the expropriation of private companies, including 51% of the shares of YPF in 2012, resulted in a significant decline in capital inflows from direct investment.

In 2014, net inflows from direct investment decreased by 64.8% to U.S.$3.1 billion, as compared to U.S.$8.9 billion in 2013. This decrease was mainly driven by a U.S.$4.8 billion decrease in investments made in Argentina by non-residents, and a U.S.$1.0 billion increase in offshore investments by Argentine residents.

In 2015, net inflows from direct investment increased by U.S.$7.7 billion to U.S.$10.9 billion, as compared to U.S.$3.1 billion in 2014. This increase was mainly driven by a U.S.$6.7 billion increase in investments made in Argentina by non-residents and a U.S.$1.0 billion decrease in offshore investments by Argentine residents.

In 2016, net inflows from direct investment decreased by U.S.$9.4 billion to U.S.$1.5 billion, as compared to U.S.$10.9 billion in 2015. This decrease was mainly driven by a U.S.$8.5 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings due to the elimination of foreign exchange restrictions that had been retained in Argentina in prior years, which curtailed remittances to foreign shareholders.    This decrease was partially offset by a U.S.$911 million increase in offshore investments by residents of Argentina.

In 2017, net inflows from direct investment increased by U.S.$8.9 billion to U.S.$10.4 billion, as compared to U.S.$1.5 billion in 2016. This increase was mainly driven by an increase in the reinvestment of accumulated earnings.

In 2018, net inflows from direct investment decreased by U.S.$291 million to U.S.$10.1 billion, as compared to U.S.$10.4 billion in 2017.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2014, net outflows from portfolio investment totaled U.S.$2.3 billion compared to U.S.$433 million of net inflows in 2013, mainly due to the cancellation of debt by the Government totaling U.S.$2.8 billion in the aggregate. Net inflows from derivative financial instruments increased by U.S.$136 million, from U.S.$32 million net inflows in 2013 to U.S.$168 million net inflows in 2014.

In 2015, net inflows from portfolio investment totaled U.S.$437 million compared to U.S.$2.3 billion of net outflows in 2014, mainly due to the purchase of debt securities by the non-financial private sector and other financial institutions totaling U.S.$1.8 billion in the aggregate and to a decrease in debt repayments by the Government, from U.S.$2.8 billion in 2014 to U.S.$1.6 billion in 2015. Net inflows from derivative financial instruments decreased by U.S.$143 million, from U.S.$168 million net inflows in 2014 to U.S.$25 million net inflows in 2015.

In 2016, net inflows from portfolio investment totaled U.S.$35.3 billion compared to U.S.$437 million of net inflows in 2015, mainly due to the issuance of debt by the Government totaling U.S.$31.2 million in the aggregate and to a reduced participation in external capital and investment funds by the non-financial private sector and other financial entities. Net outflows from derivative financial instruments totaled U.S.$222 million, compared to U.S.$25 million net inflows in 2015.

In 2017, net inflows from portfolio investment totaled U.S.$35.9 billion compared to U.S.$35.3 billion of net inflows in 2016, mainly due to the issuance of debt by the Government totaling U.S.$28.4 billion in the aggregate and the issuance of debt by the Central Bank, financial entities and other sectors. Net inflows from derivative financial instruments totaled U.S.$96 million, compared to U.S.$222 million net outflows in 2016.

In 2018, net inflows from portfolio investment totaled U.S.$6.7 billion compared to U.S.$35.9 billion of net inflows in 2017, mainly due to a decrease in the issuance of debt by the Government and the cancellation of outstanding Lebacs. Net inflows from derivative financial instruments totaled U.S.$35 million, compared to U.S.$96 million net inflows in 2017.

Other Investment

Other investment includes data on other assets and liabilities of the non-financial public sector (Government), the non-financial private sector and other financial entities (Other Sectors), the financial sector (Deposit-Collecting Entities) and the Central Bank, and are classified under:

•	other equity investments;

•	coins and deposits;

•	loans;

•	insurance, pensions and standardized mechanisms for guarantees;

•	commercial credits and advances; and

•	other accounts payable/receivable.

In 2014, other investment recorded net inflows of U.S.$9.5 billion. During this period, offshore investments by Argentine residents decreased to U.S.$1.4 billion from U.S.$3.9 billion in 2013 and investments by non-residents in Argentina totaled U.S.$11.0 billion in 2014 compared to outflows of U.S.$1.2 billion in 2013.

In 2015, other investments recorded net inflows of U.S.$2.2 billion. During this period, offshore investments by Argentine residents increased to U.S.$8.8 billion from U.S.$1.4 billion in 2014, while investments by non-residents in Argentina increased slightly, resulting in U.S.$11.1 billion inflows in 2015 compared to U.S.$11.0 billion inflows in 2014.

In 2016, other investments recorded net outflows of U.S.$8.2 billion. During this period, offshore investments by Argentine residents decreased to U.S.$2.7 billion from U.S.$8.8 billion in 2015 and investments by non-residents in Argentina totaled outflows of U.S.$5.5 billion in 2016 compared to U.S.$11.1 billion inflows in 2015.

In 2017, other investments recorded net outflows of U.S.$550.3 million. During this period, offshore investments by Argentine residents increased to U.S.$12.5 billion from U.S.$2.7 billion in 2016 and investments by non-residents in Argentina totaled U.S.$12.0 billion in inflows in 2017 compared to U.S.$5.5 billion outflows in 2016.

In 2018, other investments recorded net inflows of U.S.$22.5 billion. This increase in financial assets was due to the purchase of external financial assets (mainly cash and deposits), disbursements under the SBA entered into with the IMF and inflows from currency swaps. During this period, offshore investments by Argentine residents increased to U.S.$25.2 billion from U.S.$12.5 billion in 2017 and investments by non-residents in Argentina totaled U.S.$47.7 billion in 2018 compared to U.S.$12.0 billion in 2017.

International Reserves

As of December 31, 2018, the Central Bank’s international reserves totaled U.S.$65.8 billion, 19.5% higher than December 31, 2017, of which U.S.$43.9 billion were foreign currency, U.S.$20.1 billion were placements in foreign currency and U.S.$2.3 billion were gold. The Central Bank had a net loss of U.S.$0.4 billion on derivative instruments. See “Recent Developments—Balance of Payments—International Reserves.”

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (“Financial Institutions Law”).

The Central Bank is governed by a ten-member board of directors, which is headed by the Governor of the Central Bank. The Governor of the Central Bank and the members of the board of directors are appointed by the president and confirmed by the Senate. They serve for fixed terms of six years, may be reappointed and may be removed by the president only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

Under the Central Bank’s charter, as most recently amended in 2012, the Central Bank, among other things:

•	must promote monetary and financial stability, employment and economic growth with social equity;

•	is empowered to regulate interest rates and regulate and steer lending activities;

•	must hold and manage the international reserves, including gold and foreign currency;

•	must implement the exchange rate policy in accordance with applicable legislation;

•

must act as financial agent of the Government and contribute to the proper functioning of capital markets, regulate any activity connected with the financial system and foreign exchange transactions and protect the rights of consumers of financial services; and

•	may grant the Government exceptional advances in an amount up to the equivalent of 10% of the revenues collected by the Government in the preceding 12-month period.

See “Recent Developments—Monetary System—Monetary Policy.”

Monetary Policy

Background

From 1991 through 2001, Argentina’s monetary policy was governed by the Convertibility Law of 1991, which pegged the peso to the U.S. dollar at a one-to-one exchange rate and required the Central Bank to maintain international monetary reserves at least equal to the monetary base (consisting of domestic currency in circulation and financial institutions’ Peso-denominated deposits with the Central Bank). During the Convertibility Regime, the peso appreciated in real terms and the Central Bank did not have the necessary tools to react to the external shocks that affected the Argentine economy, such as the Mexico Crisis in 1995 and the Asian Crisis in 1997. In addition, commencing in 1995 the Argentine Government increased its reliance on the international capital markets to finance its operations, creating additional demand for foreign exchange reserves at the pegged rate. By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Public Emergency Law, effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish exchange rates.

In 2002, Mr. Alfonso Prat-Gay was appointed Governor of the Central Bank. During his tenure (which ended in 2004), the Central Bank implemented a series of measures designed to restore monetary stability and bolster the international reserves of the Central Bank. These measures included the elimination of the quasi-currencies issued by several provinces during the 2001-2002 crisis, the recapitalization of several financial institutions that were affected by the decree mandating asymmetric pesification of their balance sheets in 2002, the adoption of inflation targets intended to limit the impact of an acceleration of economic growth, an increase in the Central Bank’s international reserves, the expansion of the financial system’s lending activities and the encouragement of capital market transactions as a source of financing economic growth.

During the last quarter of 2004, the Central Bank began accumulating international monetary reserves and implemented various measures to manage the increasing monetary base.

During the second half of 2007, in response to tightening credit markets, the Central Bank intervened in the foreign exchange market to manage increasing volatility in the exchange rate, provided liquidity to local banks and expanded the monetary base.

Starting in the second half of 2008, in response to the global financial crisis, the Central Bank intervened to avoid a significant depreciation of the peso and to provide additional liquidity to the market. The Central Bank’s actions included, among other measures, managing the yields on repo loans, auctioning put options on Lebacs and Nobacs and reducing the minimum reserve requirements in foreign currency for financial institutions. These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s Governor, Mr. Martín Redrado, who succeeded Mr. Prat-Gay in 2004, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability. Ms. Mercedes Marcó del Pont was appointed Governor of the Central Bank and her tenure, which ended with her resignation on November 18, 2013, was marked by monetary policies designed to accommodate the fiscal needs of the Government, as well as the decision to promote economic growth by expanding domestic demand at the expense of monetary stability.

On February 18, 2010, President Fernández de Kirchner created the Council for the Coordination of Monetary, Financial and Exchange Rate Policies (the “Council”). The Council was chaired by the Minister of Economy and Public Finances and included two additional members of the Ministry of Treasury (the Secretary of Economic Policy and the Secretary of Finance), as well as three members of the Central Bank (the Governor, the Deputy Governor and one additional member of the board of the Central Bank).

Following the amendment of the Central Bank’s charter in 2012, the Central Bank adopted various monetary policy initiatives and provided continued financing to the Government (including loans and the use of international reserves to pay debt). As pressure on the peso began to develop, the Central Bank effectively implemented a multiple exchange rate regime that was favorable to exports and discouraged imports but favored overseas tourism by Argentine residents, leading to an informal multiple exchange rates system and contributing to the continued erosion of the Central Bank’s international monetary reserves.

Following Ms. Marcó del Pont’s resignation on November 18, 2013, President Fernández de Kirchner appointed Mr. Juan Carlos Fábrega as Governor of the Central Bank. During Mr. Fábrega’s administration, which ended on October 10, 2014, attempts were made to restore monetary stability that were short-lived. Foreign exchange policy, however, remained within the purview of the Ministry of Finance, giving rise to inconsistent monetary and foreign exchange policies.

On February 2, 2014, President Fernández de Kirchner appointed the then acting chairman of the CNV, Mr. Alejandro Vanoli, as Governor of the Central Bank. During 2014 and 2015, the Central Bank continued to finance the Government’s fiscal deficit. The Central Bank reinforced limitations on access to foreign exchange, which resulted in the continued depletion of international monetary reserves, which decreased from U.S.$31.4 billion as of December 31, 2014, to U.S.$25.6 billion as of December 31, 2015. In November 2015, the Central Bank sold future dollar contracts at rates that were inconsistent with international market rates to allay increasing fears of a significant depreciation of the peso.

As of December 2015, the Central Bank adopted, among others, the following series of measures intended to correct distortions that resulted from policies implemented under the Fernandez de Kirchner administration:

•

Foreign exchange market: The peso was allowed to float, dismantling the unofficial multiple exchange rate regime, foreign exchange transfers for current transactions were again permitted. A program to bring current payments due an account of imports was approved, and the Central Bank swapped a renminbi position into U.S dollars to further bolster its international monetary reserves.

•	Inflation: The Central Bank announced its decision to implement a long-term monetary policy based on inflation targeting, and to rely on short-term interest notes as its primary monetary policy tool.

•	International Reserves: A swap of non-transferable notes of the Government into marketable securities allowed the Central Bank to strengthen its balance sheet and improve its reserves position.

Between 2016 and through 2017, the Central Bank implemented the following measures:

•	Increased competitiveness of the financial industry:

•	it eliminated caps on lending and deposit interest rates;

•	it implemented measures aimed at directing idle funds towards productive activities;

•	it promoted competition in the financial intermediation industry by allowing employees to open payment of wages accounts without involving the employer in the process;

•

it relaxed requirements for opening new bank branches, allowing financial entities to expand into regions that have had less access to financial services. Authorized the creation of mobile branches and automatic terminals; and

•	it provided for the creation of free savings accounts, debit cards, transfers in ATMs or via home-banking, aimed at easing access to financial services.

•

Increased coverage of financial industry: it introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. See “—Inflation—National Statistical System’s State of Emergency”;

•

Enhanced oversight: it implemented regulations and oversight activities in line with international standards, achieving the highest standards under the Basel regulations III (Regulatory Consistency Assessment Programme – RCAP), it adjusted certain capital requirements to the Basel standards; and it established stricter limits for entities borrowing from provincial and municipal governments;

•

Inflation: Beginning in January 2017, the Central Bank implemented a formal scheme of inflation targeting using the 7-day repo reference rate as the anchor of its inflation targeting regime. The Central Bank determined a “rates corridor,” defined by the spread between active and passive repo reference rates, from which it derived the monetary policy rate; and

•	Foreign exchange market: it eliminated the remaining restrictions on foreign exchange and generally simplified foreign exchange regulations.

Monetary Policy measures implemented in 2018

During the first quarter of 2018, the Argentine economy continued to experience monthly inflation rates that turned the annual 15% target announced on December 28, 2017 unattainable. Ultimately, the Central Bank’s reliance on short term Peso-denominated Lebacs to absorb liquidity in the financial system was insufficient to curtail inflation and created a significant refinancing risk, increasing pressure on the peso as investors sought to exit the peso market. In May 2018, the Central Bank announced a series of measures (including the increase of its key interest rate to 40%) to reduce the volatility of the peso against the U.S. dollar after a 6.8% depreciation of the peso from April 25, 2018 to May 3, 2018. To mitigate growing pressure on the peso, additional measures were announced in June 2018, including (i) a 5% incremental increase in legal reserves for demand and time deposits, with certain exceptions; (ii) limits on the net foreign asset position of financial institutions (measured on a daily basis) which were reduced from 10% to

5% of their responsabilidad patrimonial computable, which is the sum of basic net worth (patrimonio neto básico) and complimentary net worth (patrimonio neto complementario); (iii) to extend liquidity of the secondary market of Letes denominated in U.S. dollars, the requirements for financial entities to acquire Letes in the secondary market were relaxed and financial entities were authorized to increase their net foreign asset position above the 5% limit described above and up to 30% of their of their responsabilidad patrimonial computable, as long as the excess was comprised of Letes; and (iv) the introduction of a new mechanism for the purchase or sale of foreign currency through a bidding process, intended to remain in effect until dysfunctional price differentiation in terms of volume or volatility abated.

Between June and August 2018, the Central Bank announced several increases to the minimum reserve requirements for demand deposits and term deposits in pesos, with the aim of controlling money market liquidity and reducing inflation.

On August 7, 2018, the Central Bank’s board of directors created the Comité de Política Monetaria (Monetary Policy Committee, or “COPOM”), comprised of the Central Bank’s Governor, Deputy Governor, Alternate Deputy Governor, the Economic Investigations Deputy General Manager and a member of the board of directors appointed by the board. The Monetary Policy Committee is in charge of determining reference rates, repurchase transactions rates and the rate of securities issued by the Central Bank, among all other factors necessary to execute the monetary policy program. On that same date, the COPOM decided to replace the 7-day repo reference rate with the 7-day Leliq as the new monetary policy interest rate, fixing the rate initially at 40%, mainly due to a need to fine-tune its monetary policy instruments given an increase in inflation observed in June 2018, which reached 29.5% year-on-year after the depreciation of the peso during May and June of that year. On August 13 and August 30, 2018, the Central Bank increased its monetary policy rate to 45% and 60%, respectively, in response to the continued depreciation of the peso and its expected impact on inflation, and committed not to reduce such rate until December 2018.

On August 13, 2018, the Central Bank announced the gradual elimination of the stock of Lebacs, which amounted to approximately Ps.1 trillion as of such date and were held in equal parts by banking entities and non-banking entities. To effect the elimination, the Central Bank announced a gradual reduction of the stock of Lebacs outstanding and, in the case of the banking system, the substitution of Lebacs with Nobacs and Leliqs (which are instruments of monetary policy). As of the date of this Annual Report, there were no Lebacs outstanding.

Starting October 1, 2018, the Central Bank shifted its anti-inflation policies strictly to managing growth of the monetary base. The Central Bank announced that it would not increase the monetary base until June 2019, with adjustments in December and June to deal with seasonal increases in demand for money. This target brought about a significant monetary contraction in real terms.

To pursue its monetary base target, the Central Bank conducted daily transactions of Leliqs with banks. In addition, it adjusted minimum liquidity requirements. The interest rate on Leliqs is set by the supply and demand of liquidity, but remained above or around 60% during the last quarter of 2018. The Central Bank announced its intention to maintain the quantity-based framework in place until the nominal anchor became fully established and an inflation targeting regime could be successfully implemented.

The Central Bank supplemented the monetary target with a foreign exchange intervention and non-intervention range. The Central Bank announced that it would not intervene in the foreign exchange market if the Peso / U.S. dollar exchange rate was between Ps.34 and Ps.44 to U.S.$1. This range was adjusted daily at a 3% monthly rate until December 2018. If the exchange rate climbed above the non-intervention range, the Central Bank could sell foreign currency for up to U.S.$150 million daily. These sales were not sterilized, thus resulting in an additional contraction of the monetary base. If the exchange rate was below the non-intervention range, the Central Bank could purchase foreign currency up to U.S.$75 million daily.

The objective of this policy, in line with the SBA, was to preserve a free floating exchange rate while avoiding excessive exchange rate fluctuations, given the impact that these have in determining inflation expectations in the Argentine economy.

For a description of the monetary policy measures taken by the Banco Central since January 1, 2019, see “Recent Developments—The Republic of Argentina—Recent Political History” and “Recent Developments—Monetary System—Monetary Policy.”

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of December 31,
	2014		2015		2016		2017		2018
Assets
International reserves:
Gold	Ps.	20,138	Ps.	27,401	Ps.	33,313	Ps.	43,158	Ps.	85,281
Foreign currency		84,015		144,744		368,453		619,326		1,658,318
Placements of foreign currency		164,106		159,791		207,294		376,347		760,307
Other(1)		339		518		5,479		(5,215)		(16,658)

Total international reserves(2)		268,597		332,453		614,538		1,033,615		2,487,248

Public bonds(3)		481,558		867,621		1,098,212		1,305,944		1,657,560
Credits to:
Government (temporary advances)		251,450		331,850		382,230		472,230		502,730
Financial system(4)		4,596		2,998		1,439		682		62
International organizations(5)		30,137		46,971		65,469		82,996		168,417
Other assets(6)		74,626		225,963		276,400		327,905		698,483

Total assets		1,110,963		1,807,856		2,438,342		3,223,372		5,514,500

Liabilities
Monetary Base:
Currency in circulation(7)		358,752		478,777		594,616		786,712		859,536
Current accounts in pesos(8)		103,812		145,113		227,049		214,400		549,441

Total monetary base		462,564		623,890		821,664		1,001,113		1,408,977

Deposits:
Government deposits		35,316		5,078		18,726		37,029		527,210
Other deposits		75,229		171,937		246,759		240,958		535,119

Total deposits		110,545		177,016		265,485		277,987		1,062,329

Obligation to international organizations		5,839		8,223		9,887		3,636		101,761	(9)
Central Bank notes:
Notes issued in foreign currency		5,680		31,273		—		—		—
Notes issued in pesos		276,456		385,619		698,425		1,160,332		735,114

Total Central Bank notes(10)		282,135		416,892		698,425		1,160,332		735,114
Other liabilities		141,564		404,491		508,259		627,422		1,621,557

Total liabilities		1,002,648		1,630,510		2,303,720		3,070,489		4,929,738

Net assets	Ps.	108,315	Ps.	177,346	Ps.	134,623	Ps.	152,883	Ps.	584,762

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	31,408	U.S.$	25,563	U.S.$	38,772	U.S.$	55,055	U.S.$	65,786
International reserves of the central bank (in months of total imports)		4.8		4.1		6.4		7.4		9.1
Exchange rate Ps./U.S.$(11)		8.55		13.01		15.85		18.77		37.81

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)

Includes refinanced lines of credit. In 2018, credits to the financial system decreased by 90.9%, mainly due to cancellation by the Regional Infrastructure Federal Trust Fund (Fondo Fiduciario Federal de Infraestructura Regional) of Ps.374.4 million of its outstanding debt with the Central Bank.

(5)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(6)	Includes transition accounts and others.
(7)	Includes cash in vaults at banks.
(8)	Includes bank reserves in pesos at Central Bank.
(9)	Includes a U.S.$2 billion credit agreement entered into with Bank for International Settlements.
(10)	Includes Lebacs, Nobacs and Leliqs.
(11)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank.

In 2017, notes issued in pesos by the Central Bank increased to Ps.1.2 trillion from Ps.0.7 trillion in 2016, mainly due to an increase in the issuance of Lebacs, which the Central Bank sought to use as a monetary policy tool to reduce inflation, as well as to acquire foreign assets to increase its international reserves, in particular, after the Macri administration eliminated foreign exchange controls in place during the Fernández de Kirchner administration. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

In 2018, Government deposits with the Central Bank increased to Ps.527.2 billion from Ps.37.0 billion in 2017, mainly due to the sale of debt securities in the international capital markets in January 2018, disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and Peso-denominated deposits of financial entities with the Central Bank.

Additionally, the Central Bank employs the following aggregates to measure the level of liquidity in the economy:

•	M1 measures domestic currency in circulation plus Peso-denominated demand deposits and foreign currency-denominated demand deposits;

•	M2 measures M1 plus Peso-denominated savings deposits and foreign currency-denominated savings deposits; and

•	M3 measures M2 plus all other Peso-denominated deposits and foreign currency-denominated deposits.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of Pesos)

	As of December 31,
	2014		2015		2016		2017		2018
Currency in circulation(1)	Ps.	358,752	Ps.	478,777	Ps.	594,616	Ps.	786,712	Ps.	859,536
M1		640,870		804,666		1,033,908		1,243,334		1,514,752
M2		859,921		1,133,787		1,662,509		2,151,280		3,023,178
M3		1,283,153		1,761,355		2,422,522		3,105,535		4,736,256
Monetary base	Ps.	462,564	Ps	.623,890	Ps.	821,664	Ps.	1,001,113	Ps.	1,408,977

(1)	Does not include cash in vaults at banks.
Source:	Central Bank.

Liquidity Aggregates

(% change from previous period)

	As of December 31,
	2014	2015	2016	2017	2018
Currency in circulation(1)	24.0%	33.5%	24.2%	32.3%	9.3%
M1	29.0	25.6	28.5	20.3	21.8
M2	29.8	31.8	46.6	29.4	40.5
M3	28.3	37.3	37.5	28.2	52.5
Monetary base	22.6%	34.9%	31.7%	21.8%	40.7%

(1)	Does not include cash in vaults at banks.
Source:	Central Bank.

Growth of the monetary base between 2014 and 2015 was driven primarily by the Central Bank’s continued financing of the Government. In 2016, the variation in the monetary base was mainly a result of purchases of foreign currency. In 2017, the increase in the monetary base was fueled by the purchase of foreign currency and the continued financing of the Government. Such increase in the monetary base during the 2014-2017 period was partially offset by the sale of Lebacs and the use of repurchase transactions.

In 2018, the monetary base increased by Ps.407,864 million, mainly fueled by the cancellation of Lebacs during the second and third quarter of 2018, which was partially offset by the sale of Leliqs and the sale of foreign currency. For information on monetary policy measures adopted in 2018, see “—Monetary Policy measures implemented in 2018.”

Foreign Exchange and International Reserves

Foreign Exchange

Beginning in February 2002, the peso was allowed to float against other currencies. After several years of fluctuations in the nominal exchange rate, the peso lost approximately 12.5% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the peso depreciated by 23.8% against the U.S. dollar in 2014. In December 2015, the Macri administration eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted on December 16, 2015, the peso depreciated by approximately 28.8%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to U.S.$1.00 on December 17, 2015. In 2016 and 2017, the Central Bank allowed the peso to freely float against other currencies with Central Bank intervention limited to measures designed to ensure the orderly operation of the foreign exchange market. In the first four months of 2018, the Peso lost 10.5% of its value versus the U.S. dollar. After the Government entered into the SBA with the IMF, the Central Bank announced that it would not intervene in the foreign exchange market for so long as the Peso/U.S. dollar market exchange rate remained within a previously announced range. See “—Monetary Policy measures implemented in 2018” and “Recent Developments—Monetary Policy.”

The following table sets forth the peso’s exchange rate against the U.S. dollar for the periods indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2014	8.12	8.55
2015	9.27	13.01
2016	14.78	15.85
2017	16.57	18.77
2018	28.09	37.81

(1)	The exchange rate used is the “reference exchange rate.”

Source: Central Bank.

The average nominal exchange rate in 2014 was Ps.8.12 per U.S.$1.00. As of December 31, 2014, the exchange rate increased to Ps.8.55 per U.S.$1.00, from Ps.6.52 as of December 31, 2013. As of December 31, 2015, the exchange rate stood at Ps.13.01 per U.S.$1.00, compared to Ps.8.55 as of December 31, 2014. As of December 31, 2016, the exchange rate stood at Ps.15.85 per U.S.$1.00, compared to Ps.13.01 as of December 31, 2015. As of December 31, 2017, the exchange rate stood at Ps.18.77 per U.S.$1.00, compared to Ps.15.85 as of December 31, 2016. As of December 31, 2018, the exchange rate stood at Ps.37.81 per U.S.$1.00, compared to Ps.18.77 as of December 31, 2017. For a description of factors affecting the exchange rate in 2018, see “The Argentine Economy—Overview”. As of September 30, 2019, the exchange rate stood at Ps.57.56 per U.S.$1.00 compared to Ps.37.81 as of December 31, 2018. For a description of factors affecting the exchange rate in 2019, see “Recent Developments—The Republic of Argentina—Recent Political History”.

International Reserves

As of December 31, 2014, the Central Bank’s international reserves totaled U.S.$31.4 billion, 2.6% higher than the previous year, of which U.S.$19.2 billion were foreign currency deposits, U.S.$9.82 billion were foreign currency and U.S.$2.4 billion were gold.

As of December 31, 2015, the Central Bank’s international reserves totaled U.S.$25.6 billion, 18.6% lower than the previous year, of which U.S.$12.3 billion were foreign currency deposits, U.S.$11.1 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2016, the Central Bank’s international reserves totaled U.S.$38.8 billion, 51.7% higher than the previous year, of which U.S.$13.1 billion were foreign currency deposits, U.S.$23.2 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2017, the Central Bank’s international reserves totaled U.S.$55.1 billion, 42.0% higher than the previous year, of which U.S.$20.0 billion were foreign currency deposits, U.S.$33.0 billion were foreign currency and U.S.$2.3 billion were gold.

As of December 31, 2018, the Central Bank’s international reserves totaled U.S.$65.8 billion, 19.5% higher than the previous year, of which U.S.$20.1 billion were foreign currency deposits, U.S.$43.9 billion were foreign currency and U.S.$2.3 billion were gold. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “—Monetary Policy measures implemented in 2018” and “Recent Developments—Monetary Policy—International Reserves.”

From 2011 to 2015, the Central Bank made loans to the Government for payments to private debt holders through the Fondo de Desendeudamiento Argentino (Repayment Fund), which was established in 2010, and to make payments to multilateral agencies. In exchange, the Central Bank received 10-year U.S. dollar-denominated non-transferable Treasury notes. In December 2015, a portion of the non-transferable Treasury notes were exchanged for marketable securities of the Republic (Bonares due 2022, Bonares due 2025 and Bonares due 2027).

Restrictions and Other Regulations on Foreign Exchange Transactions

Exchange Controls

In response to the deterioration of the Argentine economy and financial system in 2001, the inability of the Republic to service its public external indebtedness and the decreased level of deposits in the financial system, the Government issued Decree No. 1,570/2001 on December 3, 2001, which established certain monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited in banks and restrictions on the transfer of funds abroad, subject to certain exceptions.

In addition to the above measures, on February 8, 2002, the Government and the Central Bank made certain transfers of funds abroad to service principal and/or interest payments on foreign indebtedness subject to prior authorization. From 2011 until the Macri administration took office in December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. In 2012, the Government adopted an import procedure under which any import of products required the pre-approval of local authorities in the form of a Declaración Jurada Anticipada de Importación (Advance Sworn Import Declaration, or “DJAI”). The DJAI was a precondition for the importer to gain access to the foreign exchange market to pay for imported products, which was, in effect, a material barrier to the import of goods into Argentina, as any alternative method of payment significantly increased the costs of such transactions.

Together with the regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, the measures taken by the Fernández de Kirchner administration significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

Current Regulations

Following an initial set of measures adopted in December 2015 with the aim of increasing capital inflows, the Government and the Central Bank introduced additional measures to eliminate restrictions affecting the balance of payment transactions. In this regard, in August 2016, the Central Bank materially eased access to the MULC. On December 30, 2016, the Central Bank further relaxed foreign exchange controls by eliminating the mandatory repatriation of proceeds from export services. On January 4, 2017, the Ministry of Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market generated by certain foreign indebtedness and (ii) any capital inflows by non-residents. On January 20, 2017, the Secretary of Commerce increased the term within which the proceeds from the export of goods must be transferred and settled through the foreign exchange market from five to ten years.

Effective July 1, 2017, the Central Bank eliminated most of the remaining foreign exchange restrictions:

(i) Argentine residents and non-Argentine residents, were given free access to the Mercado Libre de Cambio (MLC), which was created in January 2018 to replace the MULC providing more flexibility to the foreign exchange system and promoting competition, allowing new entities to operate as currency exchange offices provided they register with the Registro de Operadores de Cambio (Exchange Operators Register).

(ii) foreign exchange transactions were simplified, requiring customers to provide only a tax identification number or their Documento Nacional Identidad (National Identification Document, or DNI) number. Transactions do not need to be formalized through a sales contract and do not need a concept code;

(iii) automatic crediting in local accounts of inbound transfers;

(iv) financial and foreign exchange entities were authorized to freely determine the level and use of their general foreign exchange positions;

(v) holding periods delaying the execution of foreign exchange transactions were eliminated;

(vi) financial and foreign exchange entities may voluntarily provide information on retail exchange rates offered in the City of Buenos Aires, which will be posted on the Argentine Central Bank’s website; and

(vii) authorization was given to apply export proceeds directly to cancel a wider range of financings.

In November 2017, the Macri administration eliminated the obligation of Argentine residents to repatriate export proceeds. Reporting obligations, applicable to Argentine residents only, are solely for statistical purposes.

As of December 2018, the Government had eliminated all foreign exchange restrictions imposed since 2011. However, in September 2019, the Central Bank imposed restrictions on foreign exchange transactions. See “Recent Developments—The Republic of Argentina—Recent Political History.”

Inflation

National Statistical System’s State of Emergency

On January 8, 2016, President Macri declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016. See “Presentation of Statistical and Other Information—INDEC.”

Using monthly CPINu figures, the annual change in CPINu as of December 2014 was 24% and the WPI increase in 2014 was 28.3%.

INDEC did not publish complete CPI or WPI information for 2015. During 2015, the City of Buenos Aires CPI was 26.9% and the province of San Luis CPI was 31.6%. During 2016, the City of Buenos Aires CPI was 41.0% and the province of San Luis CPI was 31.4%. During 2017, the City of Buenos Aires CPI was 26.1% and the province of San Luis CPI was 24.3%.

On June 26, 2016, INDEC began publishing the GBA CPI. From April to December 2016, the GBA CPI stood at 16.9% and from January to June 2017, the GBA CPI stood at 12.0%.

On July 11, 2017, INDEC reinitiated the publication of the National CPI, covering the period from January 2017 onwards. In 2017, the National CPI totaled 24.8%. See “Presentation of Statistical and Other Information—INDEC.”

In 2018, the National CPI increased to 47.6%, mainly due to an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar. See “Public Sector Finances—National Public Accounts—Fiscal Result of 2018 Compared to Fiscal Results of 2017” and “Recent Developments––The Argentine Economy––Macri Administration: 2015/2018––Energy Sector Reforms.”

The following table sets forth inflation rates as measured by the City of Buenos Aires CPI and San Luis CPI for the periods specified.

Inflation(1)

Evolution of the annual rate of change in the City of Buenos Aires CPI and San Luis CPI

(% change from previous year)

	City of Buenos Aires CPI	Province of San Luis CPI
2014	38.0%	39.0%
2015	26.9	31.6
2016	41.0	31.4
2017	26.1	24.3
2018	45.5%	50.0%

(1)	Annual figures reflect accumulated annual inflation.

Source: Provincial Directorate of Statistics and Census of San Luis and General Directorate of Statistics and Census of the City of Buenos Aires.

The following table sets forth inflation rates as measured by INDEC under the different methodologies described above for the periods specified.

Inflation(1)

Evolution of the annual rate of change in the CPI

(% change from previous period, unless otherwise specified)

	CPI
	CPINu	GBA CPI	National CPI
2014	24.0%	n.a.	n.a.
January	3.7	n.a.	n.a.
February	3.4	n.a.	n.a.
March	2.6	n.a.	n.a.
April	1.8	n.a.	n.a.
May	1.4	n.a.	n.a.
June	1.3	n.a.	n.a.
July	1.4	n.a.	n.a.
August	1.3	n.a.	n.a.
September	1.4	n.a.	n.a.
October	1.2	n.a.	n.a.

November	1.1	n.a.	n.a.
December	1.0	n.a.	n.a.
2015	n.a.	n.a.	n.a.
January	1.1	n.a.	n.a.
February	0.9	n.a.	n.a.
March	1.3	n.a.	n.a.
April	1.1	n.a.	n.a.
May	1.0	n.a.	n.a.
June	1.0	n.a.	n.a.
July	1.3	n.a.	n.a.
August	1.2	n.a.	n.a.
September	1.2	n.a.	n.a.
October	n.a.	n.a.	n.a.
November(1)	n.a.	n.a.	n.a.
December(1)	n.a.	n.a.	n.a.
2016	n.a.	n.a.	n.a.
January	n.a.	n.a.	n.a.
February	n.a.	n.a.	n.a.
March	n.a.	n.a.	n.a.
April	n.a.	n.a.	n.a.
May	n.a.	4.2	n.a.
June	n.a.	3.1	n.a.
July	n.a.	2.0	n.a.
August	n.a.	0.2	n.a.
September	n.a.	1.1	n.a.
October	n.a.	2.4	n.a.
November	n.a.	1.6	n.a.
December	n.a.	1.2	n.a.
2017	n.a.	25.0	24.8
January	n.a.	1.3	1.6
February	n.a.	2.5	2.1
March	n.a.	2.4	2.4
April	n.a.	2.6	2.7
May	n.a.	1.3	1.4
June	n.a.	1.4	1.2
July	n.a.	1.7	1.7
August	n.a.	1.5	1.4
September	n.a.	2.0	1.9
October	n.a.	1.3	1.5
November	n.a.	1.2	1.4
December	n.a.	3.4	3.1
2018	n.a.	47.1	47.6
January	n.a.	1.6	1.8
February	n.a.	2.6	2.4
March	n.a.	2.5	2.3
April	n.a.	2.6	2.7
May	n.a.	1.9	2.1
June	n.a.	3.9	3.7
July	n.a.	2.8	3.1
August	n.a.	4.1	3.9
September	n.a.	6.6	6.5
October	n.a.	5.1	5.4
November	n.a.	2.9	3.2
December	n.a.	2.8%	2.6%

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

The following table sets forth WPI rates for the periods specified:

Inflation(1)

Evolution of the annual rate of change in the WPI

(% change from previous period, unless otherwise specified)

2014	28.3%
January	5.0
February	5.1
March	2.4
April	1.7
May	3.6
June	1.5
July	1.3
August	1.6
September	3.3
October	1.2
November	0.9
December	1.0
2015	n.a.
January	0.2
February	0.2
March	1.0
April	1.7
May	1.5
June	1.3
July	1.4
August	2.9
September	1.4
October	0.9
November	n.a.
December	n.a.
2016	34.5
January	9.0
February	5.0
March	2.4
April	1.5
May	3.6
June	2.9
July	2.8
August	0.4
September	0.4
October	0.6
November	1.2
December	0.6
2017	18.8
January	1.5
February	1.7
March	0.9
April	0.5
May	0.9
June	1.9
July	2.6
August	1.9
September	1.0
October	1.5
November	1.5
December	1.6
2018	73.5
January	4.6
February	4.8
March	1.9
April	1.8
May	7.5
June	6.5
July	4.7
August	4.9
September	16.0
October	3.0
November	0.1
December	1.3%

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

In 2016, the Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank by means of Communication “A” 5945 (as amended and restated by Communication “A” 6069) introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government by means of Law No. 27,271, introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by INDEC. Further, it implemented measures aimed at reducing the use of cash to settle transactions and increase electronic means of payment; and it simplified procedures for mortgage loans.

In 2017, the Central Bank expanded the options available to institutions to value real estate property which support mortgage loans. The UVA financing initially had a positive impact on small and medium sized enterprises (SMEs). By the end of 2017, various financial institutions (public and private) began offering new UVA-denominated credit lines for SMEs for both working capital and for capital assets acquisitions.

In 2018, with the aim of enhancing UVA-denominated funding of financial institutions, the minimum period for deposits and other periodic investments which are normally based on UVA was reduced to 90 days.

Regulation of the Financial Sector

The Central Bank regulates the financial sector. The Central Bank has the authority to set minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations in accordance with the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendencia de Entidades Financieras y Cambiarias (Superintendence of Financial and Exchange Institutions), which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

In 2011, the Central Bank published a roadmap for the implementation of Basel III. Since then, the Central Bank has taken steps to adopt these regulations with the aim of identifying risks relating to liquidity shortages in systemically important domestic financial institutions and began implementing a comprehensive set of reform measures under Basel III that will help prevent systemic vulnerabilities. Currently, the Central Bank monitors financial institutions’ compliance with established indicators and publishes such results in a financial stability report, which is published every six-months.

During the first half of 2016, the Basel Committee on Banking Supervision carried out a periodic review of Argentina’s adoption of international standards relating to the regulation of capital and bank liquidity. The primary purpose of this review was to ensure consistent application of these standards among all Basel Committee members. In 2017 and 2018, the Basel Committee on Banking Supervision published reports reflecting Argentina’s progress in the adoption of these standards. Further, in November 2018, the Bank of International Settlement published a report describing progress with regards to the adoption of such standards, evaluating the integrity and consistency of the regulation with respect to the standards and analyzing the results of the regulations.

Composition of the Financial Sector

As of December 31, 2018, there were 78 financial institutions operating in Argentina as compared to 81 in 2014. The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2014	2015	2016	2017	2018
State-owned banks(1)	12	13	13	13	13
Private banks	53	49	50	49	50
Financial entities other than banks	15	15	14	14	14
Credit Institutions (Cajas de Crédito)	1	1	1	1	1

Total	81	78	78	77	78

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2014	2015	2016	2017	2018
National institutions(1)	52	52	52	52	53
Foreign-owned institutions(2)	29	26	26	25	25

Total	81	78	78	77	78

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

Net assets of the financial system grew continuously in nominal terms since 2014 (except for 2016). Deposits have increased, with 2018 year-end total deposits having increased 317% as compared to 2014 year-end total deposits.

In 2016, the Credit Line for Productive Investments Program (originally launched in 2012 to increase local production and encourage investment) was replaced with the Credit Line for Productive Financing and Financial Inclusion Program. To qualify, financial institutions were required to maintain at least 15.5% of private non-financial sector deposits in pesos during the second half of 2016. This line of credit was extended during the first half of 2017, increasing to 18% the minimum requirement of private non-financial deposits in pesos. In December 2018, the Central Bank eliminated this line of credit.

Further, in 2017, the Central Bank increased the number of alternatives for the use of foreign currency deposits, in an attempt to reduce the financial costs and increase average life of available credit. These measures sought to improve pre-export financing of the private sector.

In 2018, the Central Bank implemented a set of measures aimed at reinforcing the credit market for MSMEs, including increased flexibility in relations to the minimum capital requirements that banks must integrate if funds are channel to MSMEs.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2014		2015		2016		2017		2018
State-owned banks:(1)
Assets	Ps.	592,575	Ps.	752,960	Ps.	1,154,748	Ps.	1,327,376	Ps.	2,206,045
Liabilities		531,406		667,561		1,040,432		1,189,633		1,979,127

Net		61,168		85,399		114,316		137,744		226,918
Private banks:
Assets		728,045		1,071,357		1,450,303		2,072,541		3,234,660
Liabilities		625,877		935,641		1,274,597		1,818,018		2,862,124

Net		102,168		135,716		175,706		254,523		372,536
Financial entities other than banks:
Assets		19,929		22,998		40,621		68,866		91,100
Liabilities		15,052		17,250		33,436		59,936		79,917

Net		4,877		5,748		7,185		8,930		11,183
Total assets and liabilities:
Assets		1,340,548		1,847,314		2,645,672		3,468,783		5,531,805
Liabilities		1,172,335		1,620,451		2,348,465		3,067,587		4,921,168

Total net	Ps.	168,213	Ps.	226,863	Ps.	297,207	Ps.	401,196	Ps.	610,637

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from the previous period)

	As of December 31,
	2014	2015	2016	2017	2018
State-owned banks:(1)
Assets	37.7%	27.1%	53.4%	14.9%	66.2%
Liabilities	37.0	25.6	55.9	14.3	66.4

Net	43.3	39.6	33.9	20.5	64.7
Private banks:
Assets	31.5	47.2	35.4	42.9	56.1
Liabilities	30.7	49.5	36.2	42.6	57.4

Net	36.2	32.8	29.5	44.9	46.4
Financial entities other than banks:
Assets	(2.8)	15.4	76.6	69.5	32.3
Liabilities	(9.0)	14.6	93.8	79.3	33.3

Net	23.0	17.9	25.0	24.3	25.2
Total assets and liabilities:
Assets	33.4	37.8	43.2	31.1	59.5
Liabilities	32.8	38.2	44.9	30.6	60.4

Total net	38.2%	34.9%	31.0%	35.0%	52.2%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Assets

Total assets of the financial system increased in nominal terms by 33.4% to Ps.1,340.5 billion in 2014, 37.8% to Ps.1,847.3 billion in 2015, 43.2% to Ps.2,645.7 billion in 2016 and31.1% to Ps.3,468.8 billion in 2017. In 2018, total assets of the financial system increased in nominal terms by 59.5% to Ps.5,532 billion, mainly due to the depreciation of the peso vis-à-vis the U.S. dollar.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2014		2015		2016		2017		2018
State-owned banks(1)	Ps.	241,043	Ps.	320,582	Ps.	359,248	Ps.	559,421	Ps.	802,674
Private banks		392,023		546,389		742,390		1,071,810		1,398,031
Financial entities other than banks		16,140		19,074		35,315		59,983		77,682

Total	Ps.	649,206	Ps.	886,046	Ps.	1,136,954	Ps.	1,691,214	Ps.	2,278,387

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2014	2015	2016	2017	2018
State-owned banks(1)	37.1%	36.2%	31.6%	33.1%	35.2%
Private banks	60.4	61.7	65.3	63.4	61.4
Financial entities other than banks	2.5	2.2	3.1	3.5	3.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2014		2015		2016		2017		2018
Non-financial public sector	Ps.	51,470	Ps.	75,254	Ps.	52,825	Ps.	37,738	Ps.	49,351
Financial sector (public and private)		10,729		13,199		26,426		44,306		61,653
Non-financial private sector		604,062		819,174		1,085,655		1,655,049		2,254,399
Provisions for doubtful accounts		(17,054)		(21,581)		(27,953)		(45,879)		(87,016)

Total	Ps.	649,206	Ps.	886,046	Ps.	1,136,954	Ps.	1,691,214	Ps.	2,278,387

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(% change from the previous period)

	As of December 31,
	2014	2015	2016	2017	2018
Non-financial public sector	6.3%	46.2%	(29.8)%	(28.6)%	30.8%
Financial sector (public and private)	(17.8)	23.0	100.2	67.7	39.2
Non-financial private sector	20.4	35.6	32.5	52.4	36.2
Provisions for doubtful accounts	30.0	26.5	29.5	64.1	89.7

Total	18.0%	36.5%	28.3%	48.7%	34.7%

Source:	Central Bank.

During 2014, Peso-denominated loans to the private and public sectors increased 18.6% as compared to 2013. U.S. dollar-denominated loans to the private and public sector decreased 9.8%, from U.S.$3.7 billion in 2013 to U.S.$3.3 billion in 2014. Peso-denominated loans to the private sector increased 20.3%, from Ps.457.0 billion in 2013 to Ps.549.6 billion in 2014.

During 2015, Peso-denominated loans to the private and public sectors increased by 38.4% as compared to 2014. U.S. dollar-denominated loans to the private and public sector decreased by 11.9%, from U.S.$3.3 billion in 2014 to U.S.$2.9 billion in 2015. Peso-denominated loans to the private sector increased by 37.4%, from Ps.549.8 billion in 2014 to Ps.755.4 billion in 2015.

During 2016, Peso-denominated loans to the private and public sectors increased by 14.0% as compared to 2015. U.S. dollar-denominated loans to the private and public sector increased by 214.5%, from U.S.$2.9 billion in 2015 to U.S.$9.2 billion in 2016. Peso-denominated loans to the private sector increased by 17.4%, from Ps.755.4 billion in 2015 to Ps.886.6 billion in 2016.

During 2017, Peso-denominated loans to the private and public sectors increased by 41.8% as compared to 2016. U.S. dollar-denominated loans to the private and public sector increased by 60.9%, from U.S.$9.2 billion in 2016 to U.S.$14.8 billion in 2017. Peso-denominated loans to the private sector increased by 45.9%, from Ps.886.6 billion in 2016 to Ps.1.293 billion in 2017.

During 2018, Peso-denominated loans to the private and public sectors increased by 18.6% as compared to 2017. U.S. dollar-denominated loans to the private and public sector increased by 4.7%, from U.S.$ 14.8 billion in 2017 to U.S.$15.5 billion in 2018. Peso-denominated loans to the private sector increased by 19.1%, from Ps.1.293 billion in 2017 to Ps.1,540.5 billion in 2018.

Risk classification overall did not vary significantly from 2014 through 2018, with practically no loans being classified as irrecoverable throughout the period.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2018)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	95.6%	95.3%	89.5%	80.5%	95.2%
Potentially problematic:
Under observation and inadequate payment(2)	2.0	1.8	4.6	4.7	2.0
Under negotiation or restructuring(3)	1.1	1.4	2.6	4.5	1.3
Problematic(4)	1.0	1.2	2.6	5.5	1.2
Insolvent(5)	0.3	0.3	0.7	4.7	0.3
Irrecoverable(6)	—	—	—	—	—

Total	100%	100%	100%	100%	100%

(1)

Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)

Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)

Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(4)

Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(5)

Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(6)

Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial and Exchange Institutions requires loan-loss reserves of 100% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.

Source: Central Bank.

Liabilities

Total liabilities of the financial system increased by 32.8% to Ps.1,172.3 billion in 2014, 38.2% to Ps.1,620.5 billion in 2015, 44.9% to Ps.2,348.5 billion in 2016 and 30.6% to Ps.3,067.6 billion in 2017. In 2018, total liabilities of the financial system increased in nominal terms by 60.4% to Ps.4,921.2 billion, mainly due to the depreciation of the peso vis-à-vis the U.S. dollar.

Deposits

During 2014, total deposits in Argentina’s banking system increased by 30.2% to Ps.979.4 billion as of December 31, 2014. Non-financial public sector deposits increased by 26.5% as of December 31, 2014. Deposits by the non-financial private sector increased by 31.5%, due to a 32.7% increase in demand deposits, a 36.2% increase in deposits in savings accounts and a 27.7% increase in term deposits as of December 31, 2014.

Broken down by currency, deposits were as follows as of December 31, 2014:

•	total Peso-denominated deposits increased by 25.8% to Ps.840.1 billion compared to the same date in 2013;

•	Peso-denominated deposits by the non-financial public sector increased by 17.6% to Ps.215.4 billion compared to the same date in 2013;

•	Peso-denominated deposits by the non-financial private sector increased by 28.9% to Ps.624.7 billion compared to the same date in 2013; and

•	total dollar-denominated deposits increased by 6.4% to U.S.$8.8 billion, compared to the same date in 2013.

During 2015, total deposits in Argentina’s banking system increased by 38.4% to Ps.1,355.4 billion as of December 31, 2015. Non-financial public sector deposits increased by 13.3% as of December 31, 2015. Deposits by the non-financial private sector increased by 47.4%, due to a 24.9% increase in demand deposits, a 48.5% increase in deposits in savings accounts and a 60.6% increase in term deposits as of December 31, 2015.

Broken down by currency, deposits were as follows as of December 31, 2015:

•	total Peso-denominated deposits increased by 37.1% to Ps.1,151.7 billion compared to the same date in 2014;

•	Peso-denominated deposits by the non-financial public sector increased by 22.6% to Ps.264.1 billion compared to the same date in 2014;

•	Peso-denominated deposits by the non-financial private sector increased by 42.1% to Ps.887.6 billion compared to the same date in 2014; and

•	total dollar-denominated deposits increased by 20.4% to U.S.$10.6 billion, compared to the same date in 2014.

During 2016, total deposits in Argentina’s banking system increased by 45.3% to Ps.1,969.0 billion as of December 31, 2016. Non-financial public sector deposits increased by 51.8% as of December 31, 2016. Deposits by the non-financial private sector increased 43.2%, due to a 38.3% increase in demand deposits, a 64.9% increase in deposits in savings accounts and a 14.5% increase in term deposits as of December 31, 2016.

Broken down by currency, deposits were as follows as of December 31, 2016:

•	total Peso-denominated deposits increased by 21.3% to Ps.1,397.5 billion compared to the same date in 2015;

•	Peso-denominated deposits by the non-financial public sector increased by 15.3% to Ps.304.4 billion compared to the same date in 2015;

•	Peso-denominated deposits by the non-financial private sector increased by 23.1% to Ps.1,093 billion compared to the same date in 2015; and

•	total dollar-denominated deposits increased by 131.3% to U.S.$24.5 billion, compared to the same date in 2015.

During 2017, total deposits in Argentina’s banking system increased by 24.2% to Ps.2,446.0 billion as of December 31, 2017. Non-financial public sector deposits increased by 3.6% as of December 31, 2017. Deposits by the non-financial private sector increased 30.2%, due to a 70.2% increase in deposits in savings accounts, a 24.7% increase in term deposits and a 13.0% increase in demand deposits as of December 31, 2017.

Broken down by currency, deposits were as follows as of December 31, 2017:

•	total Peso-denominated deposits increased by 25.0% to Ps.1,746.2 billion compared to the same date in 2016;

•	Peso-denominated deposits by the non-financial public sector increased by 21.0% to Ps.368.3 billion compared to the same date in 2016;

•	Peso-denominated deposits by the non-financial private sector increased by 26.1% to Ps.1,377.9 billion compared to the same date in 2016; and

•	total dollar-denominated deposits increased by 24.9% to U.S.$30.6 billion, compared to the same date in 2016.

During 2018, total deposits in Argentina’s banking system increased by 67.0% to Ps.4,085.2 billion as of December 31, 2018, mainly driven by interest rates increases and the cancellation of Lebacs. Non-financial public sector deposits increased by 88.9% as of December 31, 2018. Deposits by the non-financial private sector increased 61.8%, due to a 75.6% increase in term deposits, a 65.4% increase in saving accounts and a 15% increase in demand deposits as of December 31, 2018.

Broken down by currency, deposits were as follows as of December 31, 2018:

•	total Peso-denominated deposits increased by 53.2% to Ps.2,675.8 billion compared to the same date in 2017;

•	Peso-denominated deposits by the non-financial public sector increased by 96.7% to Ps.724.8 billion compared to the same date in 2017;

•	Peso-denominated deposits by the non-financial private sector increased by 41.6% to Ps.1,951 billion compared to the same date in 2017; and

•	total dollar-denominated deposits increased by 7.0% to U.S.$32.7 billion, compared to the same date in 2017.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2014	2015	2016	2017	2018
State-owned banks(1)	Ps. 466,142	Ps. 607,504	Ps. 919,438	Ps. 1,062,980	Ps. 1,796,873
Private banks	509,774	744,606	1,044,548	1,374,885	2,275,692
Financial entities other than banks	3,471	3,242	5,042	8,133	12,678

Total	Ps. 979,387	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998	Ps. 4,085,243.7

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2014	2015	2016	2017	2018
State-owned banks(1)	47.6%	44.8%	46.7%	43.5%	44.0%
Private banks	52.1	54.9	53.0	56.2	55.7
Financial entities other than banks	0.4	0.2	0.3	0.3	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2014	2015	2016	2017	2018
Non-financial public sector	Ps. 256,996	Ps. 291,104	Ps. 441,890	Ps. 457,957	Ps. 864,851
Financial sector (public and private)	1,747	1,659	5,451	6,053	12,996
Non-financial private sector	720,645	1,062,590	1,521,687	1,981,988	3,207,397
Demand deposits	176,858	220,829	305,445	345,060	396,692
Savings accounts	202,931	301,304	496,770	845,595	1,398,264
Term deposits	317,742	510,385	584,603	728,811	1,279,725
Others	23,113	30,072	134,869	62,522	132,716

Total deposits	Ps. 979,388	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998	Ps. 4,085,244

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(% change from the previous period)

	As of December 31,
	2014	2015	2016	2017	2018
Non-financial public sector	26.5%	13.3%	51.8%	3.6%	88.9%
Financial sector (public and private)	55.6	(5.1)	228.7	11.0	114.7
Non-financial private sector	31.5	47.4	43.2	30.2	61.8
Demand deposits	32.7	24.9	38.3	13.0	15.0
Savings accounts	36.2	48.5	64.9	70.2	65.4
Term deposits	27.7	60.6	14.5	24.7	75.6
Others	35.5	30.1	348.5	(53.6)	112.3

Total deposits	30.2%	38.4%	45.3%	24.2%	67.0%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2018, the annual average interbank rate on Peso-denominated loans was 44.3% (as compared to 25.4% as of December 31, 2017). The overdraft current account rate increased from 26.6% as of December 31, 2017 to 48.6% as of December 31, 2018. The annual average dollar-denominated interbank rate remained stable at 2.6% as of December 31, 2018.

As of December 31, 2018, nominal annual interest rates on Peso-denominated personal loans increased to 63.9% from 39.9% as of December 31, 2017 and the average interest rates on Peso-denominated mortgage loans increased from 18.7% as of December 31, 2017 to 47.7% as of December 31, 2018.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2014	2015	2016	2017	2018
Domestic currency:
Interbank(1)	17.9%	21.9%	29.1%	25.4%	44.3%
Overdraft Current Account(2)	23.9	24.9	31.2	26.6	48.6
Foreign currency:
Interbank(1)	1.0%	3.2%	2.2%	2.6%	2.6%

(1)	Average interbank rate.
(2)	Average interest rate on current account Peso-denominated overdrafts.

Source: Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on Peso-denominated term deposits increased from 14.8% in 2013 to 20.8% in 2014. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.61% in 2013 to 1.05% in 2014. The peso BADLAR rate for private banks decreased from 20.2% in December 2013 to 20.0% in December 2014.

The average nominal annual interest rate on Peso-denominated term deposits increased from 20.8% in 2014 to 21.7% in 2015. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.05% in 2014 to 1.8% in 2015. The peso BADLAR rate for private banks increased from 20.0% in December 2014 to 27.5% in December 2015.

The average nominal annual interest rate on Peso-denominated term deposits increased from 21.7% in 2015 to 24.4% in 2016. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.8% in 2015 to 0.9% in 2016. The peso BADLAR rate for private banks decreased from 27.5% in December 2015 to 20.0% in December 2016.

The average nominal annual interest rate on Peso-denominated term deposits decreased from 24.4% in 2016 to 19.1% in 2017. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 0.9% in 2016 to 0.5% in 2017. The peso BADLAR rate for private banks increased from 20.0% in December 2016 to 23.2% in December 2017.

The average nominal annual interest rate on Peso-denominated term deposits increased from 19.1% in 2017 to 32.0% in 2018. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.5% in 2017 to 1.0% in 2018. The peso BADLAR rate for private banks increased from 23.2% in December 2017 to 48.6% in December 2018.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits, Lebacs and Leliqs

(nominal annual interest rate)

	2014	2015	2016	2017	2018
Domestic currency:
Savings deposits	0.2%	0.2%	0.2%	0.3%	3.4%
Term deposits(1)	20.8	21.7	24.4	19.1	32.0
Average deposit rate(2)	14.3	14.7	16.1	11.9	23.5
Lebac(3)	27.7	28.8	30.0	32.6	35.7
Leliq(4)	—	—	—	—	64.8
Foreign currency:
Savings deposits	—	—	—	—	—
Term deposits(1)	1.05	1.8	0.9	0.5	1.0
Average deposit rate(2)	0.7	1.2	0.4	0.2	0.3
Lebac(3)	2.8%	3.4%	1.4%	n.a.	n.a

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term Lebacs.
(4)	Weighted average annual rate for all term Leliqs.

n.a. = not available.

Source: Central Bank.

As of the date of this Annual Report, all Lebacs had been cancelled. See “Monetary System—Monetary Policy Measures Implemented in 2018.”

Securities Markets

In the Argentine securities market, Government bonds dominate trading activities, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity.

Regulation of the Securities Markets

The Argentine securities markets are regulated by the CNV and the stock markets. The CNV supervises all agents that carry out transactions in Argentina’s public securities markets, including brokers, public companies, mutual funds and clearinghouses, and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The ByMA began its activities on May 23, 2017 and, subsequently, all listing of notes on the MERVAL were automatically transferred to ByMA. Currently, the primary markets are the ByMA and the Mercado Abierto Electrónico (“MAE”).

In the first half of the 1990s, changes to the legal framework provided for the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, as well as futures and options. This period was characterized by relatively low levels of regulation of the Argentine securities market and limited enforcement. In November 2013, Congress approved the Capital Markets Law No. 26, 831, which empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. The new standards were introduced through changes to the CNV’s rules implemented under Resolution 622/2013. On May 9, 2018, Congress enacted Law No. 27,440 (the “Productive Financing Law”) to (i) develop national capital markets to increase financing for MSMEs; (ii) promote access to housing by generating financing for mortgage loans; (iii) increase financial instruments that favor and promote long-term savings; (iv) strengthen the regulatory powers of the Comisión Nacional de Valores (National Securities Commission, or “CNV”); and (v) stimulate the federalization of capital markets through technology.

As of December 31, 2014, the market capitalization of Argentina’s main securities market (the Buenos Aires Stock Exchange) for equities was U.S.$455.2 billion, a 12% decrease compared to December 31, 2013, mainly as a result of changes in the exchange rate.

As of December 31, 2015, the market capitalization of Argentina’s main securities market for equities was U.S.$253.2 billion, a 44.4% decrease compared to December 31, 2014, mainly as a result of changes in the exchange rate.

As of December 31, 2016, the market capitalization of Argentina’s main securities market for equities was U.S.$284.7 billion, a 12.4% increase compared to December 31, 2015, mainly as a result of changes in the prices of equities.

As of December 31, 2017, the market capitalization of Argentina’s main securities market for equities was U.S.$366.3 billion, a 28.7% increase compared to December 31, 2016, mainly as a result of an increase in the prices of equity securities and the completion of various primary equity offerings by Argentine issuers.

During 2018, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2018, the market capitalization of Argentina’s main securities market for equities was U.S.$278.4 billion, a 24.0% decrease compared to December 31, 2017.

Mutual Funds and the FGS

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Sistema Solidario de Reparto (Argentine Integrated Pension System), structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. The Fund holds a wide range of financial assets, including without limitation public sector securities, shares of corporations, fixed and floating rate instruments, bonds, mutual funds, securities representing debt issued under trusts and mortgage bonds. As of December 2018, the Fund was valued at Ps.1,648.2 billion. Securities and obligaciones negociables (bonds) continued to be the FGS’s most important investments, representing 62.1% of the total value of the Fund.

Total Assets of the FGS

	2014	2015	2016	2017	2018
Assets (in billions of pesos)	Ps.472.2	Ps.664.0	Ps.875.4	Ps.1,202.6	Ps.1,648.2
Percentage increase from previous year	43.3%	40.6%	31.8%	37.4%	37.1%

Source: FGS.

FGS Special Lending and Other Programs

During 2014, the FGS established the Programa de Respaldo a Estudiantes de Argentina (Argentine Student Support Program or “Progresar”). The main goal of this program is to improve the conditions of at-risk families through improved access to education. The program aims to support youth between the ages of 18 and 24, with the main objectives of assuring their completion of secondary or higher education and offering training or internships at various workplaces.

On June 29, 2016, Congress enacted legislation approving the Historical Reparations Program for Retirees and Pensioners. The main aspects of this Program, which was designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Program granted retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involves expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The statute provides that assets held by the FGS, including equity interests, may be sold over time to if necessary to finance this Program.

Government Bonds

In terms of trading volume, the Argentine bond market is dominated by Government securities. The total traded amount of public bonds reached U.S.$58.0 billion in 2014, U.S.$56.4 billion in 2015, U.S.$70.4 billion in 2016, U.S.$126 billion in 2017 and U.S.$118.9 billion in 2018.

For a description of the types of bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds are issued in registered form and may be denominated in local or foreign currency. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards, set the rules that corporate issuers must follow to list equity securities on those markets.

In 2014, equity total trading volume increased by 45.4% to U.S.$4.8 billion from U.S.$3.3 billion in 2013. In 2015, equity total trading volume increased by 4.2% to U.S.$5.0 billion. In 2016, equity total trading volume decreased by 9.7% to U.S.$4.5 billion. In 2017, equity total trading volume increased by 58.7% to U.S.$7.1 billion. In 2018, equity total trading volume increased by 3.6% to U.S.$7.4 billion.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the dates specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2014		2015		2016		2017		2018
Market capitalization (in billions of U.S. Dollars)	U.S.$	455.2	U.S.$	253.2	U.S.$	284.7	U.S.$	366.3	U.S.$	278.4
Average daily traded amount		317.6		331.6		365.9		624.6		628.9
Shares		8.8		20.6		18.1		28.6		33.1
Corporate bonds		12.0		7.7		8.8		18.5		16.5
Public bonds		240.2		230.4		285.3		504.3		507.2
Others(1)		56.6		72.8		53.7		73.2		72.1
Total traded amount(2)		76,587		80,887.3		90,328.6		155,317		146,721
Shares		4,776		4,976.6		4,495.4		7,133		7,386
Corporate bonds		2,918		1,871.5		2,179.7		4,579		3,862
Public bonds		58,054		56,403.5		70,416.9		125,988		118,886
Others(1)	U.S.$	10,839	U.S.$	17,635.7	U.S.$	13,236.6	U.S.$	17,618	U.S.$	16,588

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.

Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities. These entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of national, provincial and municipal administrations, state-owned enterprises, certain public agencies and special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the BICE and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector, excluding the non-financial municipal sector.

The Central Administration comprises the executive, legislative and judicial branches of the Government, including the public ministries. National decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos (“AFIP”) with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the ANSES, which is a self-governing entity, the Armed Forces Pension Fund and the Federal Police Pension Fund. As of the date of this Annual Report, ten provinces and the City of Buenos Aires had transferred their social security obligations to ANSES. See “—Social Security.” These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial national public sector. Transfers from the Central Bank and the FGS to the Government, however, were included in the Government’s current fiscal revenues through December 31, 2015. Starting in 2016 (and on a pro-forma basis for 2014 and 2015), the Macri administration decided to present transfers to the Government from the Central Bank and the FGS separately below the primary fiscal balance. The Government also presented, as a separate line item under the heading of primary expenditures, the aggregate amount of obligations with suppliers that were not timely honored and deferred to a subsequent fiscal year.

Argentina’s provincial and local authorities are independent from the Government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces. See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below and throughout this Annual Report, the non-financial national public sector is referred to as the “Government.” Additionally, we refer to the fiscal balance of the non-financial national public sector as the “primary fiscal balance.” This primary fiscal balance does not reflect the issuance of Bocones, a debt instrument issued by the Government to discharge a portion of its payment obligations (e.g., with suppliers) or interest payments. The overall balance of the non-financial national public sector includes interest payments unless otherwise specified.

National Public Accounts

During the Macri administration, a new reporting methodology intended to increase transparency in the reporting of fiscal results was adopted. The main modifications made to the presentation of fiscal results consist of (i) excluding transfers from the Central Bank and FGS to the Government from total fiscal revenues, (ii) and excluding intra-public sector interest payments on public debt made by the Government from total primary expenditures and (iii) presenting tax revenues net of revenues and transfers co-participated with the provinces, pension contributions, subsidies and social security transfers of the Government.

Amounts in the discussion of fiscal results below are those set forth in the immediately following tables, with the exception of references to revenues from social security taxes, value-added taxes (“VAT”), income taxes, taxes on goods and services and taxes on fuel, each of which relate to data set forth in the table titled “Composition of Tax Revenues” presented in “—Tax Regime,” which include revenues (and transfers) “co-participated” with the provinces (see “—Fiscal Relations with the Provinces”) and pension contributions mandated by the Argentine Integrated Pension System.

Data for years prior to 2015 has not been revised to reflect changes in the reporting methodology adopted by the Macri administration. The analysis below employs data for 2014 and 2015, which includes property income, and data for 2016, 2017 and 2018, which excludes property income and BCRA and FGS transfers to the Government from total current fiscal revenues. 2015 data is also presented under the new methodology for comparative purposes.

Evolution of Fiscal Results: 2014 to 2018

From 2014 to 2018, the Government recorded deficits in both the primary fiscal balance and the overall balance, which primarily resulted from an increase in Government expenditures, including through the funding of social programs and increases in social security benefits. Expenditures grew during this period, as the Government significantly increased social security payments, public benefits and transfers to the provinces.

National Public Accounts

(in millions of pesos)

	2014 - Old methodology	2015 - Old methodology	2015 - New methodology(1)	2016 - New methodology(1)	2017 - New methodology(1)	2018 - New methodology(1)
Fiscal revenue
Current revenue:
National Administration taxes(2)	Ps. 563,416	Ps. 708,801	Ps. 708,801	Ps. 976,663	Ps. 1,117,613	Ps. 1,414,607
Social security tax(2)	300,889	419,419	419,419	558,087	727,254	901,922
Net operating result from state-owned enterprises	(26,012)	(24,627)	(24.627)	(44,011)	(46,641)	(70,981)
Other non-tax revenue(3)	158,489	194,516	74,718	94,116	150,446	271,828
Capital revenue(4)	426	457	457	443	2,770	12,202

Total fiscal revenues(5)	Ps. 997,208	Ps. 1,298,566	Ps. 1,178,768	Ps. 1,585,298	Ps. 1,951,442	Ps. 2,529,579

Primary expenditures(6)
Current expenditures:
National Administration wages	143,182	199,066	199,066	266,831	333,193	400,835
Goods and services	51,289	69,469	69,469	79,327	104,349	134,995
Social security(7)	363,385	535,697	535,697	734,717	1,022,541	1,291,678
Transfers to provinces	18,333	27,614	27,614	73,589	82,660	79,266
Other transfers(8)	284,304	374,174	374,174	573,125	599,858	738,462
Other expenditures	44,008	36,456	36,456	19,188	5,049	13,034
Capital expenditures	131,268	160,887	160,887	182,045	207,934	210,296

Total primary expenditures	1,035,769	1,403,363	1,403,363	1,928,823	2,355,584	2,868,566

Primary fiscal balance	Ps. (38,562)	Ps. (104,797)	Ps. (224,595)	Ps. (343,526)	Ps. (404,142)	Ps. (338,987)
Interest payments(9)	(71,158)	(120,840)	(79,166)	(131,260)	(224,907)	(388,940)
Privatization proceeds	—	—	—	—	—	—

Overall balance of non-financial public sector	Ps. (109,720)	Ps. (225,637)	Ps. (303.761)	Ps. (474,786)	Ps. (629,050)	Ps. (727,927)

(1)

Presented based on the new methodology and not comparable with data for 2014 and 2015 presented under the old methodology. “Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.

(2)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” table and thus reflects updated information.

(3)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS (in the old methodology), current transfers and other transfers.
(4)	Excludes revenues from privatization.
(5)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(6)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2014, 2015, 2016, 2017 and 2018 was Ps.1.3 billion, Ps.1.6 billion, Ps.0.59 billion, Ps.1.1 billion and Ps.0.46 billion, respectively.

(7)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(8)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), under the Heads of Households Program and to state-owned companies.
(9)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

Source: Ministry of Treasury.

National Public Accounts

(% of Nominal GDP)

	2014 Old methodology(8)	2015 Old methodology(8)	2015 New Methodology(9)	2016 New Methodology(9)	2017 New Methodology(9)	2018 New Methodology(9)
Fiscal revenue
Current revenue:
National Administration taxes(1)	12.3%	11.9%	11.9%	11.9%	10.5%	9.7%
Social security tax(1)	6.6	7.0	7.0	6.8	6.8	6.2
Net operating result from state-owned enterprises	(0.6)	(0.4)	(0.4)	(0.5)	(0.4)	(0.5)
Other non-tax revenue(2)	3.5	3.3	1.3	1.1	1.4	1.9
Capital revenue(3)	—	—	—	—	—	0.1
Total fiscal revenues(4)	21.8	21.8	19.8	19.3	18.3	17.3
Primary expenditures(5)
Current expenditures:
National Administration wages	3.1	3.3	3.3	3.2	3.1	2.7
Goods and services	1.1	1.2	1.2	1.0	1.0	0.9
Social security(6)	7.9	9.0	9.0	8.9	9.6	8.8
Transfers to provinces	0.4	0.5	0.5	0.9	0.8	0.5
Other transfers(7)	6.2	6.3	6.3	7.0	5.6	5.1
Other expenditures	1.0	0.6	0.6	0.2	0.0	0.1
Capital expenditures	2.9	2.7	2.7	2.2	2.0	1.4

Total primary expenditures	22.6	23.6	23.6	23.4	22.1	19.6

Primary fiscal balance	(0.8)	(1.8)	(3.8)	(4.2)	(3.8)	(2.3)
Interest payments(8)	1.6	2.0	1.3	1.6	2.1	2.7
Privatization proceeds	—	—	—	—	—	—

Overall balance of non-financial public sector	(2.4)%	(3.8)%	(5.1)%	(5.8)%	(5.9)%	(5.0)%

(1)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” tables and thus reflects updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS (in the old methodology), current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2014, 2015, 2016, 2017 and 2018 was Ps.1.3 billion, Ps.1.6 billion, Ps.0.59 billion, Ps.1.1 billion and Ps.0.46 billion, respectively.

(6)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to public sector entities (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
(9)

Presented based on the new methodology and not comparable with data for 2014 and 2015 presented under the old methodology. “Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.

Source:	Ministry of Treasury.

In 2014, the primary balance recorded a deficit of 0.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 2.4% of nominal GDP. In 2015, the primary fiscal balance recorded a deficit of 1.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 3.8% of nominal GDP. Based on the new methodology, in 2015, the primary balance recorded a deficit of 3.8.% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.1% of nominal GDP. Based on the new methodology, in 2016, the primary balance recorded a deficit of 4.2% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.8% of nominal GDP. Based on the new methodology, in 2017, the primary balance recorded a deficit of 3.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.9% of nominal GDP. Based on the new methodology, in 2018, the primary balance recorded a deficit of 2.3% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.0% of nominal GDP.

Fiscal Result of 2014 Compared to Fiscal Results of 2013

Primary fiscal balance. The primary deficit increased from Ps.22.5 billion in 2013 to Ps.38.6 billion in 2014. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2014. While total revenues increased by 40.9% in 2014, primary expenditures increased by 41.8%, resulting in a larger primary deficit.

Fiscal revenues. In 2014, fiscal revenues increased by 40.9% to Ps.997.2 billion from Ps.707.9 billion in 2013. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenue, which accounted for approximately 93.5% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 24.6% of the total increase;

•

an increase in other non-tax revenues, which accounted for approximately 26.0% of the total increase, primarily driven by an increase in the transfer of profits from the Central Bank from Ps.32.2 billion in 2013 to Ps.78.4 billion in 2014, and an increase in profits generated by the Argentine Integrated Pension System;

•	an increase in revenues from income tax, which accounted for approximately 15.6% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 15.3% of the total increase; and

•

an increase in revenues from taxes on foreign trade, which accounted for approximately 11.9% of the total change increase, mainly due to nominal peso-U.S. dollar exchange rate depreciation, which was partially offset by a decrease in taxes biodiesel exports, as a result of the impact of decreased oil and fuel commodity prices on the variable tax rate.

Primary expenditures. In 2014, primary expenditures (excluding interest payments) of the national public sector increased by 41.8% from Ps.730.4 billion in 2013 to Ps.1,035.8 billion in 2014. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 32.9% of the overall increase, increased by 54.7%, from Ps.183.7 billion in 2013 to Ps.284.3 billion in 2014. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•

social security outlays, which accounted for approximately 29.9% of the overall increase, increased by 33.6%, from Ps.272.1 billion in 2013 to Ps.363.4 billion in 2014, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2014, pensions increased by an average of 30.5%, including as a result of the Government’s extension of the social security system in September 2014 to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but have not contributed to the system for the required number of years. This extension applied to the self-employed and those subject to the monotributo (self-employment tax) system;

•

National Administration wages, which accounted for approximately 13.6% of the total increase, increased by 40.9% from Ps.101.6 billion in 2013 to Ps.143.2 billion in 2014, primarily as a result of the periodic adjustment to the salaries of public employees during 2014, which increased by an average of 35.8% in the aggregate, and a 3.8% increase in the number of national public sector employees from 396,138 as of December 31, 2013 to 411,045 as of December 31, 2014; and

•

capital expenditures, which accounted for approximately 13.3% of the overall increase, increased by 44.7% from Ps.90.7 billion in 2013 to Ps.131.3 billion in 2014. This increase was primarily due to an increase in direct Government investment and transfers to the provinces and the City of Buenos Aires, principally for the construction and maintenance of roads, as well the purchase of equipment for investments in railway and other infrastructure projects and, to a lesser extent, the Programa de Estímulo a la Inyección Excedente de Gas Natural (Natural Gas Stimulus Plan), investments in electricity generation projects, the development of housing infrastructure through the Techo Digno program, mortgage lending through the PRO.CRE.AR Bicentenario program and the development of economic and social infrastructure in the provinces and municipalities through the Joint Federal Fund. See “—Fiscal Relations with the Provinces—Revenue Transfers”.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.109.7 billion in 2014, compared to a deficit of Ps.64.5 billion in 2013.

Fiscal Result of 2015 Compared to Fiscal Results of 2014

Primary fiscal balance. The primary fiscal deficit increased from Ps.38.6 billion in 2014 to Ps.104.8 billion in 2015. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2015. While total revenues increased by 30.2% in 2015, primary expenditures increased by 35.5%, resulting in a larger primary deficit.

Fiscal revenues. In 2015, fiscal revenues increased by 30.2% to Ps.1,299 billion from Ps.997.2 billion in 2014. This increase was mainly driven by social security taxes, VAT, income tax, taxes on fuel, financial transactions and other non-tax revenue, which accounted for approximately 96.8% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 37.7% of the total increase;

•

an increase in other non-tax revenues, which accounted for approximately 11.4% of the total increase, primarily driven by an increase in profits generated by the Argentine Integrated Pension System and managed by the FGS;

•	an increase in revenues from income tax, which accounted for approximately 19.7% of the total increase; and

•

an increase in revenues from VAT, which accounted for approximately 19.3% of the total increase; and an increase in revenues from taxes on foreign trade, mainly due to an increase in imports tax contribution, which was partially offset by a decrease in export tax revenues.

Primary expenditures. In 2015, primary expenditures (excluding interest payments) of the national public sector increased by 35.5% from Ps.1,035.8 billion in 2014 to Ps.1,403.4 billion in 2015. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 24.4% of the overall increase, increased by 31.6%, from Ps.284.3 billion in 2014 to Ps.374.2 billion in 2015. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•

social security outlays, which accounted for approximately 46.9% of the overall increase, increased by 47.4%, from Ps.363.4 billion in 2014 to Ps.535.7 billion in 2015, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2015, pensions increased by an average of 33.0%;

•	National Administration wages, which accounted for approximately 15.2% of the total increase, increased by 39.0% from Ps.143.2 billion in 2014 to Ps.199.1 billion in 2015; and

•

capital expenditures, which accounted for approximately 8.1% of the overall increase, increased by 22.6% from Ps.131.3 billion in 2014 to Ps.160.9 billion in 2015. This increase was primarily due to capital expenditures in energy, transport and housing infrastructure.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.225.6 billion in 2015, compared to a deficit of Ps.109.7 billion in 2014.

Fiscal Result of 2016 Compared to Fiscal Results of 2015

In March 2016, the Macri administration adopted a new methodology for the reporting of fiscal results. For that reason, fiscal results for 2016 are not directly comparable to fiscal results for 2015 calculated using the prior methodology. Therefore, the analysis set forth below is based on fiscal results for 2015 presented on the basis of the new methodology for comparative purposes, which are not comparable to data available for 2014 and prior years.

Primary fiscal balance. The primary fiscal deficit recorded for 2016 was Ps.343.5 billion, compared to a deficit of Ps.224.6 billion for 2015 (calculated pursuant the new methodology). Total fiscal revenues increased by 34.5% in 2016, and primary expenditures (excluding interest payments) increased by 37.4%.

Fiscal revenues. In 2016, fiscal revenues increased by 34.5% to Ps.1,585.3 billion from Ps.1,178.8 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly driven by an increase in revenues generated by other taxes, including fines related with the Tax Amnesty Law (as defined below), social security taxes, VAT, tax on financial transactions, import taxes and income tax.

Primary expenditures. In 2016, primary expenditures (excluding interest payments) of the national public sector increased by 37.4% to Ps.1,928.8 billion in 2016 from Ps.1,403.4 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 37.9% of the overall increase in expenditure, increased by 37.2% to Ps.734.7 billion in 2016 from Ps.535.7 billion in 2015 (calculated pursuant to the new methodology), mainly as a result of an increase in the number of retirees and successive increases in pension payments;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 37.9% of the overall increase, increased by 53.2% to Ps.573.1 billion in 2016 from Ps.374.2 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, and transfers to local transportation providers and the “Acciones de Sustentabilidad de Suministro de Energía Eléctrica” Program. Since March 2016, family allowances to self-employed and temporary workers have been extended. This measure is available to 514,000 children and their families;

•

national administration wages, which accounted for approximately 12.9% of the total increase, increased by 34.0% to Ps.266.8 billion in 2016 from Ps.199.1 billion in 2015 (calculated pursuant to the new methodology); and

•	capital expenditures, increased from Ps.160.9 billion in 2015 (calculated pursuant to the new methodology) to Ps.182.0 billion in 2016.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.474.8 billion in 2016, compared to a deficit of Ps.303.8 billion in 2015 (calculated pursuant to the new methodology).

Fiscal Result of 2017 Compared to Fiscal Results of 2016

Primary fiscal balance. The primary fiscal deficit recorded for 2017 was Ps.404.1 billion, compared to a deficit of Ps.343.5 billion for 2016. Total revenues increased by 23.1% in 2017, while primary expenditures (excluding interest payments) increased by 22.1%.

Fiscal revenues. In 2017, fiscal revenues increased by 23.1% to Ps.1,951.4 billion from Ps.1,585.3 billion in 2016. This increase was mainly driven by an increase in revenues generated by VAT, social security taxes and income tax.

Primary expenditures. In 2017, primary expenditures (excluding interest payments) of the national public sector increased by 22.1% to Ps.2,355.6 billion in 2017 from Ps.1,928.8 billion in 2016. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 67.4% of the overall increase in expenditures, increased by 39.2%, from Ps.734.7 billion in 2016 to Ps.1,022.5 billion in 2017, mainly as a result of increases in pension payments pursuant to Law No. 26.417 (which also affects non-contributory pensions);

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 6.3% of the overall increase, increased by 4.7%, from Ps.573.1 billion in 2016 to Ps.599.9 billion in 2017. This increase was mainly due to an increase in certain subsidies, in particular, subsidies to the transport sector. During 2017, transfers to the energy sector decreased by 39.9% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, transfers to universities and the Plan Nacional de Inversiones Hidrocarburíferas (National Plan for Hydrocarbon Investments) designed to stimulate the production and export of gas and oil; and

•

national administration wages, which accounted for approximately 15.6% of the total increase, increased by 24.9% from Ps.266.8 billion in 2016 to Ps.333.2 billion in 2017. Capital expenditures, increased from Ps.182.0 billion in 2016 to Ps.207.9 billion in 2017.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.629.1 billion in 2017, compared to a deficit of Ps.474.8 billion in 2016.

Fiscal Result of 2018 Compared to Fiscal Results of 2017

Primary fiscal balance. The primary fiscal deficit recorded for 2018 was Ps.339.0 billion, compared to a deficit of Ps.404.1 billion for 2017. Total revenues increased by 29.6% in 2018, while primary expenditures (excluding interest payments) increased by 21.8%.

Fiscal revenues. In 2018, fiscal revenues increased by 29.6% to Ps.2,529.6 billion from Ps.1,951.4 billion in 2017. This increase was mainly driven by an increase in revenues generated by VAT, tax on financial transactions and imports and exports taxes.

Primary expenditures. In 2018, primary expenditures (excluding interest payments) of the national public sector increased by 21.8% to Ps.2,868.6 billion in 2018 from Ps.2,355.6 billion in 2017. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 52.5% of the overall increase in expenditures, increased by 26.3%, from Ps.1,022.5 billion in 2017 to Ps.1,291.7 billion in 2018, mainly as a result of increases in pension payments pursuant to Law No. 26.417 (which also affects non-contributory pensions);

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 27.0% of the overall increase, increased by 23.1%, from Ps.599.9 billion in 2017 to Ps.738.5 billion in 2018. This increase was mainly due to an increase in certain subsidies, in particular, transfers to the energy sector, which increased by 41.6% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances; and

•

national administration wages, which accounted for approximately 13.2% of the total increase, increased by 20.3% from Ps.333.2 billion in 2017 to Ps.400.8 billion in 2018. Capital expenditures, increased from Ps.207.9 billion in 2017 to Ps.210.3 billion in 2018.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.727.9 billion in 2018, compared to a deficit of Ps.629.1 billion in 2017.

Tax Regime

Overview

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Treasury is responsible for the collection of federal fiscal revenues. The Ministry of Treasury carries out this task mainly through the AFIP.

On December 27, 2017, the Argentine Congress approved the Tax Reform, which is intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance.

These reforms will gradually come into effect over the next five years. The fiscal cost of the reform was estimated at 0.3% of GDP. The reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit), foster employment and diminish poverty on a sustainable basis. The main aspects of the Tax Reform are the following:

•

Interest and capital gains obtained by Argentine tax residents (individuals and undivided estates located in Argentina) derived from the sale or disposition of bonds issued by the federal government, the provinces and municipalities and the City of Buenos Aires will be subject to income tax at a rate of (a) 5%, in the case of Peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of Peso-denominated securities with an indexation clause or foreign currency-denominated securities; gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

•

Holders of debt securities issued by the federal government, the provinces and municipalities and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in or channel their funds through non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Lebacs were excluded from the exemptions applicable to non-Argentine residents. See “Recent Developments—Public Sector Finances—Tax Regime.”

•

Corporate income tax will be gradually reduced to 30% for 2018, and to 25% for fiscal years thereafter. Withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%.

The Tax Reform also provided for other amendments to the social security contributions regime, tax administrative procedures law, criminal tax law, tax on liquid fuels and excise taxes.

Further, on December 29, 2017, the 10% tax on mid-range vehicles (price ranging from Ps.380,000 and Ps.900,000) was eliminated but the 20% tax on high-end vehicles (priced above Ps.900,000) was maintained.

On December 29, 2017, Law No. 27,430 was published in the Official Gazette providing for specific income tax exemptions on certain financial assets held by individuals that are Argentine residents and non-Argentine residents. Pursuant to Law No. 27,430, non-Argentine residents that are residents of a “cooperative jurisdiction” and whose funds originate in a “cooperative jurisdiction,” are exempt from paying income tax on (A) capital gains generated by the sale or exchange of shares or securities representing underlying shares to the extent they are (i) placed through a public offering authorized by the CNV; (ii) traded in stock markets authorized by the CNV under segments that ensure offer interference with time-price priority; or (iii) sold through a tender offer or exchange regime authorized by the CNV; and (B) interest and capital gains generated by (i) sovereign bonds issued by the federal, provincial or municipal governments or by the City of Buenos Aires (excluding Lebacs); (ii) negotiable obligations that meet the requirements set forth under Article 36 of Law No. 23,576; (iii) publicly placed debt securities issued by Argentine financial trusts; (iv) publicly placed quotas of Argentine mutual funds included under Article 1° of Law No. 24,083; and (v) securities issued abroad representing underlying shares issued by Argentine companies and offered publicly with the CNV’s authorization.

In general terms, if a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” interest income generated by Peso-denominated securities without a currency adjustment clause that do not qualify for any exemption will be taxed at a rate of 5%, while interest income generated by Peso-denominated securities with a currency adjustment clause or by foreign currency-denominated securities will be taxed at a rate of 15%. If a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” capital gains generated by the sale or exchange of financial assets that do not qualify for any exemption will be taxed at a rate of 5% or 15%, depending on the specific asset involved.

If a non-Argentine beneficiary is a resident of a “non-cooperative jurisdiction” or the funds used to purchase such Argentine financial assets originate in a “non-cooperative jurisdiction,” a 35% tax rate will be applied to the statutorily provided tax base for interest and/or capital gains. See “Public Sector Finances—Tax Regime.”

Further, to buttress fiscal revenue, the Government adopted a series of measures designed to increase tax revenues in 2019, including most notably (i) taxing exports of goods and services, (ii) increasing wealth taxes, (iii) subjecting public sector employee wages to income tax, (iv) eliminating tax deductions and other similar regulations having the effect of reducing taxable income, and (v) deferring by one year the planned reduction in the financial transaction tax. See “Recent Developments—The Republic of Argentina—Recent Political History.”

Data set forth in this section differs from the data presented in “—National Public Accounts” section because this data includes revenues (and transfers) “co-participated” with the provinces. See “—Fiscal Relations with the Provinces.”

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital;

•	taxes on fuel; and

•	other taxes on goods and services (such as consumption taxes and tax on financial transactions).

Traditionally, the Government derived most of its revenue from VAT, social security contributions and income taxes.

Tax revenues for the year ended December 31, 2018 totaled Ps.3,435.4 billion, an increase of 31.0% as compared to 2017. The increase was primarily the result of:

•	an increase in nominal wages of the public and private sectors;

•	an increase in prices of products and services; and

•	continued improvements in tax collection mechanisms.

During 2018:

•

increased consumption (in nominal terms) resulted in a 44.3% increase in VAT revenues, as compared to 2017, which was partially offset by increased VAT returns to grain producers and exporters and a 50% reduction in the tax rate imposed on the sale of certain live animals and uncooked meats;

•	the Government imposed a tax on the provision of digital services, increasing tax revenues during the second half of 2018;

•	revenues from taxes on financial transactions increased by 35.6%, mainly as a result of an increase in banking transactions;

•	social security taxes increased by 24.6%, mainly driven by an increase in taxable wages (in nominal terms), which was partially offset by a decrease in formal employment;

•

income tax revenues increased by 33.7%, primarily due to larger income tax advances and payments made by companies and individuals and an increase in tax collections on financial income of non-residents; and

•

duties on foreign trade increased by 60.7%. Import tax revenues increased by 51.7%, mainly as a result of an increase in the nominal exchange rate, which was partially offset by a reduction in average duties applied to imports and in the volume of imports, while export duty revenues increased by 72.7%, mainly as a result of increase in the nominal exchange rate.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	2014	2015	2016(3)	2017(3)	2018(3)
VAT	Ps.331,203	Ps.433,076	Ps.583,217	Ps.765,336	Ps.1,104,580
Tax on Financial Transactions	77,651	98,736	133,721	172,838	234,300
Social security taxes(1)	307,656	415,410	555,320	733,527	913,904
Taxes on income	269,809	384,536	436,927	555,023	742,052
Corporate income tax	132,178	185,725	235,866	294,546	399,623
Personal income tax	125,503	188,218	174,248	234,117	293,343
Other	12,128	10,593	26,814	26,360	49,086
Import and export taxes	115,283	113,053	130,080	141,373	227,128
Taxes on capital	14,575	18,538	19,976	22,786	15,296
Taxes on fuel	44,490	56,478	75,664	102,846	116,409
Other taxes on goods and services	29,020	40,291	59,908	87,765	98,067
Other	5,599	6,931	117,594	56,676	7,407

Tax regularization	1,340	1,306	110,721	46,131	(8,646)
Other	4,260	5,624	6,873	10,544	16,052
Gross tax revenues(2)	1,195,287	1,567,050	2,112,408	2,646,993	3,470,020
Tax refunds	(11,215)	(8,831)	(14,983)	(24,953)	(34,600)

Net tax revenues	Ps.1,184,072	Ps.1,558,219	Ps.2,097,425	Ps.2,622,040	Ps.3,435,420

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Treasury.

Composition of Tax Revenues

(% of total Government fiscal revenues)

	2014	2015	2016(3)	2017(3)	2018(3)
VAT	28.0%	27.8%	27.8%	29.2%	32.2%
Tax on Financial Transaction	6.5	6.3	6.3	6.6	6.8
Social security taxes(1)	26.0	26.7	26.5	28.0	26.6
Taxes on income	22.6	24.5	20.6	21.2	21.6
Corporate income tax	11.0	11.8	11.1	11.2	11.6
Personal income tax	10.6	12.0	8.3	8.9	8.5
Other	1.0	0.7	1.2	1.0	1.4
Import and export taxes	9.7	7.3	6.2	5.4	6.6
Taxes on capital	1.2	1.2	1.0	0.9	0.4
Taxes on fuel	3.8	3.6	3.6	3.9	3.4
Other taxes on goods and services	2.5	2.6	2.9	3.3	2.9
Other	0.5	0.4	5.6	2.2	0.2

Tax regularization	0.1	0.1	5.3	1.8	(0.3)
Other	0.4	0.4	0.3	0.4	0.5
Gross tax revenues(2)	100.9	100.6	100.7	101.0	101.0
Tax refunds	(0.9)	(0.6)	(0.7)	(1.0)	1.0

Net tax revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Treasury.

The information below is a brief description of the principal taxes levied by the Government as of December 2018 except for social security taxes. For a description of social security taxes see “—Social Security.”

Value Added Tax

VAT is levied on sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the provider of the service is registered as a VAT taxable person. VAT is also applied on imports of consumer products.

As of December 31, 2018, the general VAT rate was 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	25-70
Alcoholic beverages	8–26
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	20
Electronic products	11
Cars, engines and motorcycles	20
Services
Insurances	0.1–23
Satellite and Cell phones (mobile phones)	5

Source:	Ministry of Treasury.

Taxes on Financial Transactions

The tax on financial transactions was introduced in 2001 as an exceptional measure and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. As a result, the tax on credits and debits from checking accounts will remain in force until December 31, 2022. Proceeds of this tax have been earmarked to the social security system/pension payments.

Taxes on Mobile Phones

Since 2010, the Government has collected a tax on mobile phones, which is recorded as “other taxes.” This tax is equal to 1% of customer payments to cell phone companies (net of VAT). In December 2017, the Government enacted legislation increasing the tax on mobile phones to 5% of customer payments to cell phone companies (net of VAT).

Taxes on Income, Utilities and Capital Gains

Argentine residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to income tax on Argentine sourced income.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is exempt from income tax. The Government has exempted or created special incentives (in the form of tax breaks) for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•	Impuesto a las ganancias (income tax).

•

Individuals that are Argentine residents for income tax purposes are taxed on their worldwide income at a rate that ranges from 5% to 35%. A 15% rate applies to net gains derived from trade of securities.

•

All business entities are taxed on their worldwide net income at a flat rate of 30%. Branches of a foreign companies are also subject to an additional tax at a rate of 7% at the time of remittance of profits to their parent company.

•	Non-resident individuals and entities are taxed on Argentine sourced income at a rate of 35%.

•

Individuals and undivided estates are taxed on interest, yield, discounts, premiums, dividends, utilities and capital gains arising from sales of securities and digital currencies at a tax rate that ranges between 5% and 15%, subject to certain exceptions, as provided in Law No. 27,430. See “—Tax Regime––Overview.”

•

Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on lotteries and gaming proceeds). The rate of this tax is 31% and it is levied on 90% of the net amount of gains from lotteries and games.

•

Impuesto a la Ganancia Mínima Presunta (notional minimum income tax). Subject to certain exceptions, such as stock and other equity interests in entities subject to income tax, a 1% tax is levied on the value of certain assets held by businesses and individuals at the end of each fiscal year in excess of a minimum threshold. In the case of companies, amounts paid on account of income tax are deductible from this tax to avoid double taxation. The minimum income tax rate supplements the income tax rate. The fiscal obligation in each year is set at the higher of both taxes. However, if the minimum income tax exceeds income tax, the excess can be credited against future income tax payment obligations for up to ten years. The notional minimum income tax on companies has been abrogated for tax periods initiated after January 1, 2019.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import duties. Import duties are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or per unit (expressed as a fixed amount per unit), or a combination of both. Rates for import duties range from 0% to 35%. Imports of capital goods that are not produced in Argentina are taxed at a 2% rate, while those produced in Argentina are subject to, in general, a 14% rate. Certain products, such as textiles, footwear, toys, dairy products and peaches are taxed at special rates. Export duties were introduced in 2002. Export duties became an important source of revenue for the Government beginning in 2003, primarily as a result of the high international prices for commodities and the depreciation of the peso, which during the initial years increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos. Domestic inflation and the real appreciation of the peso eroded the competitiveness of Argentine exports.

Upon assuming office, the Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%, among others. See “The Argentine Economy-Macri Administration 2015-2018-Foreign Trade and foreign exports.” However, in 2018, after a series of factors that affected the Argentine economy, the Macri administration reintroduce export duties on all exports effective January 1, 2019. See “The Argentine Economy—Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration.”

Set forth below are certain export duties rates that were in effect as of December 31, 2018.

•	exports of crude oil and fuels:

•	if the international price per barrel of crude oil and fuel is less than U.S.$71.00, the applicable export duty is 1%; and

•	if international price per barrel of crude oil and fuel is higher than U.S.$71.00, the export duty is calculated according to the following formula:

where D is export duty, PI is international price and VC is “price cut” (maximum net amount after taxes that an exporter can be paid; as of December 31, 2018, the “price cut” stood at U.S.$70.00 per barrel);

•	5% on exports of metal waste;

•	5%-10% on exports of hides and skins;

•	5%-10% on exports of natural cork;

•	20% on exports of paper and cardboard for recycling;

•	27% on exports of soy oils and other products derived from soy;

•	30% on exports of oilseeds from soy;

•	100% on exports of natural gas; and

•

12% on exports of consumer goods and services with a cap of Ps.4 per U.S.$1.00 for each U.S. Dollar for commodities and low value-added manufactures and Ps.3 per U.S.$1.00 for all other products. If such exports are also taxed pursuant to one of the duties described above, this 12% rate is added to the such export duties, subject to the abovementioned caps. This duty will be applicable until December 31, 2020.

In 2014, export duties on food and beverages, agricultural products and fuel products represented 39.3%, 36.2% and 10.7% of total export duties, respectively.

In 2015, export duties on food and beverages, agricultural products and fuel products represented 40.6%, 43.90% and 2.3% of total export duties, respectively.

In 2016, export duties on food and beverages, agricultural products and fuel products represented 55.2%, 41.7% and 1.5% of total export duties, respectively.

In 2017, export duties on food and beverages, agricultural products and fuel products represented 57.2%, 42.2%, 0.1% of total export duties, respectively.

In 2018, export duties on food and beverages, agricultural products and fuel products represented 49.9%, 27.7% and 3.48% of total export duties, respectively.

Import and export duties revenues increased by 60.7%, from Ps.141.4 billion in 2017 to Ps.227.1 billion in 2018. Export duty revenues increased by 72.7% in 2018 as compared to 2017, mainly due to an increase in the nominal exchange rate, which was partially offset by a decrease in exports volume. Import duty revenues increased by 51.7% due to an increase in the nominal exchange rate, which was partially offset by a decrease in imports volume.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on the sales of real estate. In the aggregate, taxes on capital accounted for less than 0.5% of the government’s overall tax revenues in 2018.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas. Through 2018, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors. Taxes on the sale of fuels are assessed per unit (expressed as a fixed amount per litre of liquid fuels, updated quarterly and published by AFIP on its website based on the CPI variations published by INDEC).

Tax Enforcement

Argentina historically had a low rate of tax collection. The Government has taken steps to improve its level of tax collection since 2003, when the Plan Antievasión (Anti-evasion Program) was approved by Congress. Recent initiatives introduced by the Government to improve tax collection include the following:

Double taxation and tax cooperation agreements

Argentina has signed cooperation agreements with numerous countries (including in recent years the United Arab Emirates (2016), Switzerland (2016), United States (2016), Brazil (2017), Panama (2017), Morocco (2018) and Canada (2018)) to promote international cooperation in tax matters through the exchange of information and increase the transparency of cross-border commercial transactions. These agreements provide for the sharing of tax information in documentary form and, in certain circumstances, allow representatives of a country’s competent authority to conduct interviews and examine records in the territory of a counterparty. In other cases, these agreements provide for mutual assistance in customs procedures.

Argentina is also a party to the 1988 Convention on Mutual Administrative Assistance in Tax Matters and to the 2014 Multilateral Competent Authority Agreement promoted by the OECD. In 2018, Argentina entered into a memorandum of understanding with the OECD establishing the OECD Latin America Academy for Tax and Financial Crime Investigation, which intends to promote a global approach to the treatment of tax evasion to tackle tax and financial crimes.

Argentina is also a party to double taxation agreements with numerous countries (including in recent years Chile (2016) and Qatar (2018)).

Tax Amnesty Law

In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allowed Argentine tax residents holding funds or assets located in Argentina or abroad that had not been reported to the Argentine tax authorities to (i) report such assets (until October 31, 2016, in the case of cash, and until March 31, 2017, in the case of other property), without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. A special tax was applicable on the value of the undeclared cash and assets, unless adherent taxpayers subscribed certain investment securities. Among other aspects, the regime also provided benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. All argentine provinces other than Corrientes, Chubut and Formosa have adhered to the Tax Amnesty Law.

Through April 3, 2017, U.S.$116.8 billion in cash holdings, real estate and securities had been repatriated and a total of Ps.148.6 billion had been collected as tax revenues by the Government.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s expenditures for the periods specified, calculated using an accrual method, which records revenues and expenditures in the period in which they are accrued, regardless of the period in which payments are received or made. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction.”

Composition of National Administration’s Expenditures(1)

(% of Nominal GDP)

	2014	2015	2016	2017	2018
General administration	1.0%	1.0%	1.2%	1.3%	0.7%
Defense and security	1.3	1.3	1.3	1.2	1.0
Justice	0.4	0.4	0.4	0.4	0.4
Social programs	13.4	14.5	14.5	15.0	13.8
Social security(2)	9.3	10.3	10.7	11.2	10.5
Culture, education, science and technology	1.9	2.0	1.9	1.9	1.6
Health	0.9	0.9	0.9	0.9	0.8
Housing	0.9	0.8	0.5	0.4	0.4
Social welfare	0.4	0.4	0.4	0.5	0.4
Labor	0.1	0.1	0.1	0.1	0.1
Public expenditures on economic infrastructure and services	6.8	5.0	4.7	3.2	2.9
Public debt service(3)	1.9	1.8	3.7	3.0	3.8

Total	24.8%	24.0%	25.9%	24.1%	22.6%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Treasury.

Composition of National Public Expenditures(1)

(% of total Government expenditures)

	2014	2015	2016	2017	2018
General administration	3.9%	4.2%	4.8%	5.2%	3.2%
Defense and security	5.4	5.5	5.0	5.0	4.6
Justice	1.4	1.6	1.5	1.7	1.7
Social programs	54.1	60.2	56.1	62.2	60.9
Social security(2)	37.5	42.7	41.4	46.6	46.6
Culture, education, science and technology	7.7	8.4	7.3	7.8	6.9
Health	3.5	3.9	3.5	3.7	3,6
Housing	3.4	3.2	2.1	1.7	1.7
Social welfare	1.7	1.5	1.4	2.0	1.8
Labor	0.4	0.4	0.3	0.4	0.2
Public expenditures on economic infrastructure and services	27.5	20.8	18.2	13.2	12.8
Public debt service(3)	7.7	7.7	14.4	12.7	16.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Treasury.

Expenditures for social programs, investments in public infrastructure and services and public debt service represented the largest portion of Government’s expenditures, accounting on average for 89.1% of total Government expenditures from 2014 through 2018.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2014 to 2018, social programs expenditures accounted on average for 58.7% of annual National Administration expenditures, of which social security payments alone accounted on average for 43.0%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the Government’s annual budget must be allocated to education, science and technology.

Public Infrastructure and Services

The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

For more information see “—Infrastructure Development.”

On November 16, 2016, Congress enacted legislation establishing a new PPP system, and the Macri administration issued the main implementing regulations in February 2017. See “The Argentine Economy—Macri Administration: 2015-2018—Measures to Increase Productivity, Competitiveness and Transparency—Private Public Partnerships.”

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted and conditioned the continuation of the works to the completion of those procedures. During 2017, these projects were redefined and adapted to the findings of the environmental impact report resulting from a public hearing held by Congress, as mandated by the Supreme Court meetings and construction resumed in 2018.

Public Debt Service

The Government has only recorded interest paid on performing debt. The data discussed below does not include interest accrued on Untendered Debt, a portion of which was settled in April 2016 and in subsequent transactions thereafter. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. In settling outstanding disputes with holdout creditors, the Government took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Government’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.” Interest paid on the debt securities issued since April 2016 (the net proceeds of which were applied in whole or in part to settle claims under Untendered Debt) are reflected under Public Debt Service. In 2014, interest payments as a percentage of total expenditures increased to 7.7%, and increased by 94.2% in nominal terms, mainly due to higher interest payments for Bonares, Discount Bonds and interest payments on debt owed to multilateral agencies. In 2015, interest payments as a percentage of total expenditures remained stable at 7.7%, and increased by 26.0% in nominal terms, mainly due to payments on Bonares, Discount Bonds and Treasury notes. In 2016, interest payments as a percentage of total expenditures increased to 14.5%, and increased by 180% in nominal terms, mainly due to interest payments on Bonares, Discount Bonds and Treasury notes and interest accrued on securities issued since April 2016, in part to settle claims under Untendered Debt. Interest payments as a percentage of total expenditures decreased from 14.4% in 2016 to 12.7% in 2017, but increased by 5.8% in nominal terms, mainly due to payments under Birads, Bontes and Treasury notes. In 2018, interest payments as a percentage of total expenditures increased from 12.7% in 2017 to 16.8% in 2018 and increased by 70.7% in nominal terms, mainly due to payments on Birads, Bontes and Treasury notes. See “Public Sector Debt—Foreign Currency-Denominated Debt—Performing Foreign Currency-Denominated Debt Service.”

Defense and Security

Government expenditures in defense and security represented 5.4% of total expenditures in 2014, 5.5% of total expenditures in 2015, 5.0% of total expenditures in each of 2016 and 2017 and 4.6% of total expenditures in 2018.

General Administration Expenses

In 2014, general administration expenses as a percentage of total government expenditures decreased from 4.4% in 2013 to 3.9% in 2014, but increased by 33.0% in nominal terms as compared to 2013. This decrease was mainly driven by a slower pace of growth of general administration expenses in 2014 as compared to other government expenditures.

In 2015, general administration expenses as a percentage of total government expenditures increased from 3.9% in 2014 to 4.2%, and increased by 36.4% in nominal terms as compared to 2014.

In 2016, general administration expenses as a percentage of total government expenditures increased from 4.2% in 2015 to 4.8% in 2016, and increased by 67.9% in nominal terms as compared to 2015.

In 2017, general administration expenses as a percentage of total government expenditures increased from 4.8% in 2016 to 5.2% in 2017, and increased by 32.1% in nominal terms as compared to 2016.

In 2018, general administration expenses as a percentage of total government expenditures decreased from 5.2% in 2017 to 3.2% in 2018, and decreased by 21.2% in nominal terms as compared to 2017.

Infrastructure Development

The following table sets forth the composition of the Government’s expenditure (including subsidiaries) in infrastructure development for the years indicated.

Composition of Public Expenditures

(% of total expenditures)

	2014	2015	2016	2017	2018
Public expenditures on economic infrastructure	27.5%	20.8%	18.2%	13.2%	12.8%
Energy, fuels and mining	18.8	12.2	11.0	6.0	6.3
Communications	0.8	0.8	0.4	0.4	0.4
Transport	6.6	6.2	5.5	5.6	5.2
Ecology and environment	0.3	0.2	0.2	0.3	0.2
Agriculture	0.5	0.5	0.4	0.5	0.3
Industry	0.3	0.4	0.5	0.4	0.3
Trade, tourism and other services	0.2%	0.3%	0.1%	0.1%	0.1%

Source:	Ministry of Treasury.

Composition of Public Expenditures

(% of GDP)

	2014	2015	2016	2017	2018
Public expenditures on economic infrastructure	6.8%	5.0%	4.7%	3.2%	2.9%
Energy, fuels and mining	4.7	2.9	2.9	1.5	1.4
Communications	0.2	0.2	0.1	0.1	0.1
Transport	1.6	1.5	1.4	1.3	1.2
Ecology and environment	0.1	0.1	0.1	0.1	0.1
Agriculture	0.1	0.2	0.1	0.1	0.1
Industry	0.1	0.1	0.1	0.1	0.1
Trade. tourism and other services	—	0.1%	—	—	—

Source:	INDEC and Ministry of Treasury.

Since 2016, the Government has shifted the emphasis of expenditures in infrastructure developments away from subsidies driven policies to investment driven policies. Subsidies for energy consumptions have been reduced while significant reforms were introduced to enhance private sector investment in the energy sector. See “The Argentine Economy—Energy Sector Reforms.” Similarly, the Government has reduced subsidies to the transportation sector but increased the overall investment through construction of infrastructure dedicated to transportation such as airports and railway improvements. See “The Argentine Economy—Macri Administration: 2015-2018—Measures to increase productivity, competitiveness and transparency.”

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is prepared on a tri-annual basis, Congress only approves the budget for the following year. Once a budget is approved, the Government can transfer the allocated amounts to the various agencies and to the provinces and the City of Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

On September 17, 2018, the Macri administration submitted to Congress its budget proposal for the 2019 fiscal year (the “2019 Budget”), which was approved on November 15, 2018. The 2019 Budget contemplated balanced public accounts and a reduction in the public sector primary deficit from an estimated 2.6% of GDP in 2018 to 0% of GDP in 2019. The deficit reduction assumed limiting expenses and increasing in revenues at the federal and provincial levels. Among other things, the 2019 Budget reinforces the allocation of public revenues adopted since 2016, which allows the provinces to assume directly commitments previously defined by the central Government. The 2019 Budget contemplated that the provinces receive 50% of the federal tax collection compared to 47% in 2018 and 40% in 2015.

The table below presents a comparison of the 2019 budget against the 2018 results.

	Budget Comparison (in millions of pesos)
	Actual 2018		Budget 2019		Difference
					Ps.	%
Current Revenues		Ps.2,588,357		Ps.3,622,139.6	Ps.1,033,782.2	39.9%
Tax Revenues		1,414,607		2,134,302.3	719,695.4	50.9
Social Security Contributions		901,922		1,208,553.1	306,630.9	34.0
Non-Tax Revenues		79,655		88,681.2	9,026.5	11.3
Sales of Goods and Services of the Public Administration		6,770		7,062.2	291.8	4.3
Property Taxes		175,292		179,862.1	4,570.2	2.6
Current Transfers		1,684		2,672.6	988.7	58.7
Other Revenues		8,427		1,006.1	(7,421.3)	(88.1)
Operating Surplus of Public Entities		—		—	—	n.a.

Current Expenditures		3,118,191		4,102,292.8	984,102.1	31.6
Consumption Expenditures		536,201		677,615.8	141,414.6	26.4
Personnel		400,835		530,927.7	130,092.5	32.5
Goods and services		135,366		146,688.1	11,322.1	8.4
Property Taxes		388,978		596,273.3	207,295.7	53.3
Social Security Expenditures		1,291,678		1,792,971.9	501,293.6	38.8
Other expenditures		12,625		7,726,40	(4,898.8)	(38.8)
Current Transfers		817,728		951,383.5	133,655.7	16.3
Operating Deficit of Public Entities		70,981		76,321.9	5,341.3	7.5

Primary Result		(529,833)		(480,153.2)	49,680.1	(9.4)
Capital Revenues		12,202		99,121.5	86,919.3	712.3
Capital Expenditures		210,296		215,033.1	4,736.9	2.3
Real Direct Investment		92,294		121,494.1	29,200.3	31.6
Capital Transfers		103,466		80,895.6	(22,570.3)	(21.8)
Financial Investment		14,537		12,643.4	(1,893.1)	(13.0)
Total Revenues		2,600,560		3,721,261.1	1,120,701.5	43.1

Total Expenditures		3,328,487		4,317,325.9	988,839.0	29.7

Total Primary Expenditures		2,939,509		3,721,261.1	781,751.8	26.6

Primary Result		(338,950)		—	338,949.7	n.a.

Financial Result	Ps.	(727,927)	Ps.	(596,064.8)	131,862.5	(18.1)%

Source:	2019 Budget and Ministry of Treasury.

The 2019 Budget projected a zero primary fiscal deficit, compared to the 2.3% of GDP fiscal deficit recorded in 2018, primarily as a result of deceleration in the rate of growth of current expenditures compared to current revenues. The proceeds of financings (including IMF financing) contemplated by the Republic for 2019 are budgeted to cover a portion of the Republic’s payment obligations due in such year.

The 2019 Budget continued with the expansion of social programs promoted by the Macri administration to meet the needs of vulnerable segments of society, including the following:

•

Childhood Programs: The 2019 Budget allocated funds for (i) the continued implementation of the Plan Nacional de Primera Infancia (National Plan for Early Childhood), which establishes several projects with the goal of guaranteeing children access to health, education and stimulation, including Primeros Años (Early Years), Aprendiendo en Casa (Learning at Home) and Espacios de Primera Infancia (Spaces of Early Childhood); (ii) the expansion of the Child Allowance Program, targeting children who, in spite of meeting the requirements, still do not benefit from this program; (iii) the expansion of family allowances; and (iv) programs to fight children obesity and malnutrition.

•

Poverty Reduction Efforts: The 2019 Budget provided for the continued support of (i) income-transfer programs, such as Hacemos Futuro (which reformulated Argentina Trabaja and Ellas Hacen programs) and Progresar, which are designed to revert or reduce school desertion, encouraging completion of primary and secondary education and training in technical trades, and to combat poverty; (ii) the Programa Empalme, which allows workers to temporarily maintain their social benefits, which become part of their salary when they find formal employment, encouraging employment and reducing labor costs; and (iii) the launch of the Salario Social Complementario, a program that provides a monthly stimulus to entrepreneurs and employees of community enterprises to promote their initiatives, such that they can become a sustainable source of income. Further, the 2019 Budget contemplated measures designed to increase access to credit.

•

Access to Government Services: The 2019 Budget allocated transfers for the El Estado en tu Barrio initiative, a program dedicated to easing access to Government services. Since 2016, this program has completed approximately one million transactions. The 2019 budget also allocated funds to develop and expand the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) seeking to: (i) improve access to essential health services by the population, (ii) improve the efficiency of the health system, optimize and integrate the different sub-sectors to reduce segmentation and fragmentation, and (iii) ensure high quality standards in health services.

•

Access to Water. The 2019 Budget allocated funds for the continuation of the Plan Nacional del Agua (National Water Plan) launched in April 2016, which seeks to achieve 100% nationwide coverage of drinkable water and 75% coverage of sewer systems.

Overall, a 38.8% increase in social security expenditures was budgeted for 2019, compared to 2018.

The 2019 budget designated funding for investments in various infrastructure projects, including a projects related to a national water plan, a national transportation plan relating to roads, rail cargo, ports and waterways infrastructure and urban public transport, a national housing and habitat plan, energy sector projects and education infrastructure projects.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collection. The provinces rely on revenue transfers from the Government, primarily through the Co-Participation Regime (as defined below). See “—Revenue Transfers.” Under the Co-participation Regime, the provinces delegate to the Government their constitutional authority to collect certain taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2014 to 2018, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 14.2% of nominal GDP, while the provinces (including the City of Buenos Aires), on average, collected annual revenues of approximately 13.6% of nominal GDP (including co-participation amounts). The following table sets forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos)(1)

	As of December 31,
	2014		2015		2016		2017		2018
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	241,369.6	Ps.	314,906.1	Ps.	425,473.2	Ps.	580,721.8	Ps.	768,200.5
National taxes:
Co-participation		240,384.8		329,953.0		464,142.7		628,282.3		1,006,862.0
Other national taxes		63,566.4		85,469.8		98,996.,8		126,342.5		69,886.8

Total national taxes		303,951.2		415,422.8		563,139.4		754,624.9		1,076,748.9

Total administration taxes		545,320.8		730,328.9		988,612.6		1,335,346.7		1,844,949.4
Other non-tax revenue		40,395.8		45,883.1		65,454.3		85,466.6		136,453.3
Sale of goods and services of the public administration		4,119.1		5,026.4		7,137.0		11,092.9		13,975.3
Property taxes		3,019.3		3,971.8		13,574.2		18,551.4		38,537.2
Current transfers		37,495.1		49,081.3		96,227.9		126,617.7		120,684.2

Total current revenues		630,350.0		834,291.5		1,171,006.0		1,577,075.2		2,154,599.5
Capital revenue		42,073.9		53,281.1		59,041.0		74,069.9		66,212.2

Total revenues		672,423.9		887,572.6		1,230,046.9		1,651,145.1		2,220,811.6

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		352,985.8		502,172.8		692,434.6		883,476.5		1,106.988.6
Consumer goods		17,014.2		23,866.1		30,410.6		39,152.7		49,.440.4
Services		45,729.4		67,692.1		83,812.5		120,891.6		159,777.0

Total consumption expenditures		415,729.4		593,731.0		806,657.8		1,043,.520.7		1,316,206.1
Interest payments		11,590.3		15,851.8		27,134.9		47,107.1		100,384.2
Current transfers		158,649.5		212,518.8		303,634.9		382,650.9		512,966.6

Total current expenditures		585,969.2		822,101.6		1,137,427.6		1,473,278.7		1,929,556.8
Capital expenditures
Direct investment		68,462.1		93,854.8		114,906.7		191,670.9		222,405.7
Capital transfers		18,174.1		24,132.0		34,062.8		43,555.9		63,902.0
Financial investment		6,333.6		9,216.8		19,820.4		26,909.4		33,750.6

Total capital expenditures		92,969.8		127,203.6		168,789.8		262,136.2		320,058.3

Total expenditures		678,939.0		949,305.2		1.306,217.4		1,735,414.9		2,249,615.1

Fiscal balance	Ps.	(6,515.1)	Ps.	(61,732.6)	Ps.	(76,170.5)	Ps.	(84,269.8)	Ps.	(28,803.5)

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Treasury.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified, in percentage terms.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from the previous year)(1)

	As of December 31,
	2014	2015	2016	2017	2018
Revenues
Current revenues:
Administration taxes:
Provincial taxes	37.5%	30.5%	35.1%	36.5%	32.3%
National taxes:
Co-participation	36.7	37.3	40.7	35.4	60.3
Other national taxes	38.8	34.5	15.8	27.6	(44.7)
Total national taxes	37.1	36.7	35.6	34.0	42.7

Total administration taxes	37.3	33.9	35.4	35.1	38.2

Other non-tax revenue	47.0	13.6	42.7	30.6	59.7
Sale of goods and services of the public administration	45.8	22.0	42.0	55.4	26.0
Property taxes	58.8	31.5	241.8	36.7	107.7
Current transfers	69.6	30.9	96.1	31.6	(4.7)

Total current revenues	39.6	32.4	40.4	34.7	36.6
Capital revenue	42.5	26.6	10.8	25.5	(10.6)

Total revenues	39.8	32.0	38.6	34.2	34.5

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	37.6	42.3	37.9	27.6	25.3
Consumer goods	39.2	40.3	27.4	28.7	26.3
Services	38.2	48.0	23.8	44.2	32.2

Total consumption expenditures	37.7	42.8	35.9	29.4	26.1
Interest payments	55.3	36.8	71.2	73.6	113.1
Current transfers	37.2	34.0	42.9	26.0	34.1

Total current expenditures	37.9	40.3	38.4	29.5	31.0
Capital expenditures
Direct investment	39.4	37.1	22.4	66.8	16.0
Capital transfers	61.9	32.8	41.2	27.9	46.7
Financial investment	20.4	45.5	115.0	35.8	25.4

Total capital expenditures	41.7	36.8	32.7	55.3	22.1

Total expenditures	38.4	39.8	37.6	32.9	29.6

Fiscal balance	(31.1)%	847.5%	23.4%	10.6%	(65.8)%

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Treasury.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP)(1)

	As of December 31,
	2014	2015	2016	2017	2018
Revenues
Current revenues:
Administration taxes:
Provincial taxes	5.3%	5.3%	5.2%	5.5%	2.9%
National taxes:
Co-participation	5.2	5.5	5.6	5.9	3.0
Other national taxes	1.4	1.4	1.2	1.2	0.7

Total national taxes	6.6	7.0	6.8	7.1	3.7

Total administration taxes	11.9	12.3	12.0	12.5	6.6
Other non-tax revenue	0.9	0.8	0.8	0.8	0.4
Sale of goods and services of the public administration	0.1	0.1	0.1	0.1	0.0
Property taxes	0.1	0.1	0.2	0.2	0.1
Current transfers	0.8	0.8	1.2	1.2	0.3

Total current revenues	13.8	14.0	14.2	14.8	7.4
Capital revenue	0.9	0.9	0.7	0.7	0.4

Total revenues	14.7	14.9	14.9	15.5	7.8

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	7.7	8.4	8.4	8.3	4.4
Consumer goods	0.4	0.4	0.4	0.4	0.2
Services	1.0	1.1	1.0	1.1	0.5

Total consumption expenditures	9.1	10.0	9.8	9.8	5.1

Interest payments	0.3	0.3	0.3	0.4	0.1
Current transfers	3.5	3.6	3.7	3.6	1.8

Total current expenditures	12.8	13.8	13.8	13.8	7.1

Capital expenditures
Direct investment	1.5	1.6	1.4	1.8	0.6
Capital transfers	0.4	0.4	0.4	0.4	0.2
Financial investment	0.1	0.2	0.2	0.3	0.1

Total capital expenditures	2.0	2.1	2.1	2.5	0.8

Total expenditures	14.8	15.9	15.9	16.3	7.9

Fiscal balance	(0.1)%	(1.0)%	(0.9)%	(0.8)%	—

(1)	Amounts calculated using the accrual method.
Source:	INDEC and Ministry of Treasury.

Revenue Transfers

Currently, revenue transfers between the Government and the provinces take place under the Co-Participation Regime and several other special revenue-distribution arrangements. The 1988 Co-Participation Law as amended in 2002 (the “Co-Participation Law”) governs the current co-participation regime (the “Co-Participation Regime”). Originally intended as a temporary measure, the Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces and the City of Buenos Aires have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified. The Comisión Federal de Impuestos (Federal Tax Commission), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-Participation Regime.

Until December 31, 2017, after effecting the deductions based on the special distribution arrangements described below, the Co-Participation Law required the Government to transfer to a federal co-participation fund 64.0% of income tax revenues (net of Ps.580 million, as described below), 89.0% of value-added tax revenues, 100.0% of revenues from the notional minimum income tax and 93.7% of revenues from the personal assets tax, 30.0% of the revenues generated by the tax on financial transactions and the revenues from excise tax and other minor taxes. As of January 1, 2018, the Fiscal Consensus eliminated the 64.0% cap on income tax revenues subject to automatic distribution under the Co-Participation Regime. As a consequence of this elimination, commencing in 2018, 100% of the income tax revenues form part of the co-participation fund and must be distributed in accordance with the Co-Participation Regime. In addition, the Fiscal Consensus establishes that 100.0% of revenues generated by the tax on financial transactions will be allocated to ANSES, after giving effect to the 30.0% priority allocation of this revenue to the provinces under the federal Co-Participation Regime.

The special distribution arrangements in place through December 31, 2018 in addition to the federal Co-Participation Regime include the following:

•

VAT. 11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to those provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•	Taxes on Liquid Fuels and Carbon Dioxide. 10.40% of revenues generated by taxes on liquid fuels and carbon dioxide is allocated to the provinces and the City of Buenos Aires;

•	Taxes on personal goods. After deducting Ps.3.0 billion to INCUCAI, 6.27% are allocated to provinces whose social security funds had not been transferred to the federal Government;

•

Monotributo (self-employment tax). Revenue from the self-employment tax is divided into a tax component and a social security component. The tax component is allocated: 70% to ANSES system and 30% as provided in the Co-Participation Law. The social security component is entirely allocated to ANSES.

Agreement for a New Federalism

Before the Fiscal Consensus, a 1992 agreement among the Government, the provinces and the City of Buenos Aires permitted the Government to withhold 15% of total tax revenues subject to the Co-Participation Regime to fund ANSES. This 15% withholding was extended annually and finally enacted in 2006 under Article 76 of Law No. 26,078, Presupuesto de Gastos y Recursos de la Administración Nacional para el Ejercicio 2006 (the “2006 National Budget Law”). In November 2015, the Supreme Court of Argentina declared that withholding unconstitutional as applied to the provinces of Córdoba, San Luis and Santa Fe, and ordered the Government to return the funds that had been withheld from these provinces since 2006, plus accrued interest.

In 2016, the Macri administration reached agreements with all provinces, other than Córdoba, San Luis and Santa Fe (which had the benefit of the Supreme Court rulings) for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law (the Programa Acuerdo para el Nuevo Federalismo or “Agreement for a New Federalism”). The Agreement for a New Federalism entitled the provinces to gradually recover their share of the 15% previously withheld by the Government, subject to certain conditions. A special financing facility through ANSES provided the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a five year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe to implement the payments to those provinces ordered by the Supreme Court.

Other Arrangements with the Provinces

Since the late 1990s, the Government entered into different arrangements with the provinces to regularize their fiscal situation. Under these arrangements, the Government provides financial assistance to the provinces in various forms and subject to various conditions. Some of these programs are highlighted below.

Bogars. Between 2002 and 2004, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds (subject to indexation via CER) were issued by the Provincial Development Fund in an aggregate principal amount of Ps.21.7 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of the province’s share of revenues from the tax on financial transactions and co-participation taxes. In practice, the Government deducted payments due by the provinces under the Bogar from transfers of co-participation taxes to the provinces. As of December 31, 2012, Ps.35.6 billion, or 94.6%, of Bogar had been refinanced under the program established in 2010 to refinance the debt owed by the provinces to the Government. The increase in the amount outstanding since the first refinancing, in December, 2012, was due to the CER indexation adjustments.

Fiscal Responsibility Law. The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces and the City of Buenos Aires, that approved it. To date, 21 of 23 provinces have approved the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•

the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•

the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (other than in connection with expenditures for the promotion of economic activity, employment and social assistance). Any province in breach of this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Treasury to incur debt or issue guarantees; and

•	the Ministry of Treasury must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the Federal Co-Participation Regime.

Since 2009, Congress has approved amendments to the Fiscal Responsibility Law to grant flexibility to the fiscal regulation. This increased flexibility refers both to public expenditure growth and to the level of financial results. In addition, the provinces may not incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during the relevant year. These amendments have sought to aid provincial governments in addressing their fiscal deficits.

On October 25, 2016, the then Minister of the Treasury and Public Finance along with all provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law in the Government’s 2017 budget. The amendments sought to reduce the overall public sector deficit in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

On August 17, 2017, the Consejo Federal de Responsabilidad Fiscal (Fiscal Responsibility Council), composed of the ministers of economy and/or finance of the City of Buenos Aires and all provinces (excluding San Luis, which elected not to participate), approved the Fiscal Consensus, establishing rules designed to enhance sound public finance practices at the national and provincial levels and ensure that each jurisdiction maintains control over its expenses, such as capping increases in public expenditures for any given period at the inflation rate for that period, and capping increases in overall public employment at the rate of population growth. The Fiscal Consensus also limits tax increases, especially on taxes on labor and production and the financing of labor and production, in order to foster economic growth at the national and provincial level. On December 22, 2017, Congress approved the Fiscal Consensus as an amendment to the Fiscal Responsibility Law, setting guidelines to enhance the solvency of national and provincial public sector accounts with the aim of reducing the overall public sector deficit. As of the date of this Annual Report, all of the provincial legislatures (except for the legislatures of La Pampa and San Luis) and the legislature of the City of Buenos Aires had approved the Fiscal Consensus.

In August 2018, the Macri administration enacted Decree No. 756/18, eliminating the Fondo Federal Solidario (Joint Federal Fund). The Joint Federal Fund was created in March 2009 for infrastructure expenditures in the provinces and municipalities and was financed by 30% of the tax revenues generated by soy exports, which were distributed among the provinces pursuant to the Co-Participation Law. To compensate the provinces for the loss in revenues, in September 2018, the Macri administration created the Programa de Asistencia Financiera a Provincias y Municipios (Federal Financial Assistance Program to Provinces and Municipalities) through which the Government committed to transfer a total of Ps.4.1 billion to all jurisdictions that signed the Fiscal Consensus (as defined below).

Social Security

Nationalization of the Pension Funds System

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. As of December 2018, the FGS was valued at Ps.1648 billion.

Decree No. 2,103/08 requires that the FGS invest in financial assets that include, among other instruments, Government bonds or local securities of recognized solvency. ANSES prioritizes investments that mitigate the financial impact that economic and social trends have on the public pension system, act as a reserve fund providing an appropriate investment of any public pension system surpluses, contribute to preserve the value and profitability of FGS’s resources and the sustainable development of the public pension system and address any shortfalls in such system’s or ANSES’s financing.

The FGS has decision making bodies and control bodies. The Executive Director of ANSES manages the FGS with the assistance of an Executive Committee (composed of the Secretary of Finance, Treasury and Economic Policy of the Ministry of Treasury). The Deputy Director of Operations of the FGS is the Executive Secretary of the Executive Committee and also its Operating Manager. Decisions are taken by simple majority, although the Executive Director of ANSES has veto rights. In addition to the Council of the FGS (which includes representatives of workers, retirees, businessmen, legislators, the cabinet of ministers and of the ANSES), the activities of the FGS are audited by a Join Congressional Commission for Control of Funds, the Audit of the FGS, the General Audit of the Nation and the Office of the Ombudsman of the Nation.

Social Security Framework

ANSES is a self-governing entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

A significant portion of ANSES’s investments portfolio includes Government bonds.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and the City of Buenos Aires. The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits for retirees and for eligible individuals:

•	Ordinary pensions, consisting of:

•

Prestación básica universal (Basic pension). ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•

Prestación compensatoria (Compensatory pension). ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time during which contributions were made.

•

Prestación adicional por permanencia (Additional pension). Recipients of the basic pension and compensatory pension also receive an additional pension. The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•	Special pensions, consisting of:

•	Retiro por invalidez (Disability retirement). Allowance granted to disabled individuals under the age of 65.

•	Jubilación por edad avanzada (Pension for the elderly). Allowance granted to individuals over the age of 70 who do not qualify for a basic retirement pension.

•

Pensión por fallecimiento (Death pension). Allowance granted to certain dependents of a deceased retiree, if at the time of the retiree’s death, such dependents were unable to work due to a disability.

•

Universal Child Allowance: ANSES provides a monthly pension child per under the age of 18 and per disabled child (with no age limit) of workers in the informal sector of the economy, employees with income below the minimum monthly wage and the unemployed.

•	Asignación Universal por Embarazo (Universal Pregnancy Allowance). ANSES provides a monthly allowance to pregnant women, who have no medical insurance, from the twelfth week of pregnancy.

In September 2014, the Government extended the social security system to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but had not contributed to the system for the required number of years. This extension contributed to the 30.5% average increase in pensions during 2014.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•

the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries may opt for a new plan called Más y Mejor Empleo (More and Better Jobs), as well as the Seguro de Capacitación y Empleo (Training and Employment Insurance) and the Programa Familias por la Inclusión Social (Families for Social Inclusion Program).

Currently, the national social security system is funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business);

•

mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•

the monotributo (self-employment tax) system applicable to self-employed individuals (under which amounts are determined on an individual basis according to assumed income ranges for various lines of work).

Other fiscal revenues allocated to cover costs of ANSES through include the following:

•

11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•	70% of revenues from the monotributo (self-employment tax);

•	100% of revenues from the emergency tax on cigarettes; and

•	100% of the tax on financing transactions.

Evolution of Social Security Revenues and Expenditures

From 2014 to 2018, the social security system balance shifted from a Ps.26,162.2 billion surplus in 2014 to a Ps.72,783 billion deficit in 2018. This change was primarily due to a 284% net increase in social security payments, primarily due to an increase in the number of beneficiaries and the automatic increase in benefit amounts mandated by Law No. 26,417 (the Social Security Mobility Law), which was enacted in October 2008 to address the mobility of public social security regimes. This law guarantees a minimum pension, which is adjusted semi-annually by reference to changes in both the wage index published by INDEC and tax revenues.

On December 18, 2018, the Supreme Court ruled that the ANSES had incorrectly applied the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE”) index to calculate pension payments and should have utilized the Salarios Básicos de la Industria y la Construcción (ISBIC) index instead. As a result, an estimated 12,000 pensioners are owed compensations to make up for the misapplication of indices.

Social security revenues. In 2014, social security revenues increased by 30.3% as compared to 2013 from Ps.236.1 billion in 2013 to Ps.307.7 billion. In 2015, social security revenues increased by 35.0% as compared to 2014 from Ps.307.7 billion to Ps.415.4 billion. In 2016, social security revenues increased by 33.9% as compared to 2015 from Ps.415.4 billion to Ps.556.1 billion, mainly driven by an increased taxable wages as compared to 2015, and changes in legislation, including the increase of the maximum taxable base for the calculation of contributions. In 2017, social security revenues increased by 31.9% as compared to 2016 from Ps.556.1 billion to Ps.733.5 billion, mainly driven by an increase in taxable wages as compared to 2016. In 2018, social security revenues increased by 24.6% as compared to 2017 from Ps.733.5 billion to Ps.913.9 billion, mainly driven by an increase in taxable wages as compared to 2017.

Social security expenditures. In 2014, social security expenditures increased by 35.1% to Ps.425.3 billion. In 2015, social security expenditures increased by 43.8% to Ps.611.5 billion. In 2016, social security expenditures increased by 44.4% to Ps.883.1 billion. In 2017, social security expenditures increased by 35.4% to Ps.1,195.7 billion. In 2018, social security expenditures increased by 28.7% to Ps.1,538.3 billion.

Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)

On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guaranteed a basic income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners entitled retirees to claim retroactive compensation in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to pay for this program. See “—Nationalization of the Pension Funds System.”

On December 28, 2017, Congress passed the Pension Reform Law, which seeks to improve the sustainability and predictability of Argentina’s pension program. To that effect, the basic formula for the periodic adjustment of retirements, pensions and the Asignación Universal por Hijo (Universal Child Allowance) was modified effective March 2018 to provide for quarterly adjustments based on a formula that combines the registered inflation for the period (which weighs 70% in the formula) with the RIPTE, an index published by the Ministry of Labor that measures the salary increases of state employees (which weighs 30% in the formula). The Pension Reform Law also guaranteed a one-time supplemental payment in 2018 to beneficiaries of the Prestación Básica Universal (Universal Basic Benefit) who have established 30 or more years of service with effective contributions, to ensure that the beneficiary’s pension received in 2018 totals eighty-two percent (82%) of the value of the Minimum Living Wage.

The Pension Reform Law also deferred statutory mandatory retirement age from the age of 65 to 70 (for men) and from 60 to 70 (for women). This deferral does not extend to employees who satisfied the applicable legal requirement to request pension benefits before turning 70. Public sector employees are also excluded from this regime.

President Macri decreed one-time distributions to certain categories of recipients of pensions and other welfare payments to mitigate the impact of the Pension Reform Law for those beneficiaries.

PUBLIC SECTOR DEBT

Overview

Unless otherwise specified, all amounts of the Republic’s outstanding securities included in this section “Public Debt” were calculated as of December 31, 2018.

The Republic’s total gross public debt consists of foreign currency-denominated and Peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government. Except where indicated, foreign currency-denominated debt and Peso-denominated debt is comprised of performing and non-performing debt (including Untendered Debt). Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2018 plus compensatory or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

As of December 31, 2018, nominal claims on account of Untendered Debt (including solely for this purpose claims that the Republic considers time-barred), as registered in the public accounts of the Ministry of Treasury, totaled approximately U.S.$2.8 billion.

The Republic’s total gross public debt, including Untendered Debt, for the years 2014 through 2018, was:

•	U.S.$239.3 billion, as of December 31, 2014;

•	U.S.$240.7 billion, as of December 31, 2015;

•	U.S.$275.4 billion, as of December 31, 2016;

•	U.S.$320.9 billion, as of December 31, 2017; and

•	U.S.$332.2 billion, as of December 31, 2018.

A significant portion of the Untendered Debt that remained outstanding in December 31, 2015 was subject to legal proceedings in courts of various international jurisdictions and monetary judgments against the Republic have been entered in many proceedings. Monetary judgments generally include penalty interest and interest on interest depending on the applicable legislation of each jurisdiction. As of December 31, 2015, Untendered Debt, as registered in the public accounts of the Ministry of Treasury, totaled U.S.$6.1 billion of past due principal amounts and principal that had not become due, but excluding past due interest, penalty interest and interest on interest. A significant portion of the Untendered Debt outstanding as of December 31, 2015 has been settled since, on the basis of the Republic’s Settlement Proposal.

As of December 31, 2018, the Republic’s total gross public debt was U.S.$332.2 billion. Peso-denominated debt totaled Ps.2,967.8 billion (U.S.$78.5 billion), representing 23.6% of the Republic’s total gross public debt, of which 27.8% corresponded to CER-index linked debt. Foreign currency-denominated debt totaled U.S.$253.7 billion, representing 76.4% of the Republic’s total gross public debt.

As of December 31, 2018, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	38.0% of total gross public debt, or U.S.$126.2 billion, primarily consisted of Public Debt held by National Public Sector Agencies;

•	44.6% of total gross public debt, or U.S.$148.1 billion, was Public Debt held by private sector creditors; and

•	17.4% of total gross public debt, or U.S.$57.9 billion, primarily consisted of Public Debt held by multilateral and bilateral lenders.

As of December 31, 2018, total gross public debt (excluding non-performing debt and Untendered Debt) by type of instrument was as follows: 66.6%, or U.S.$219.5 billion, in bonds; 17.6%, or U.S.$57.9 billion, in loans from multilateral and bilateral lenders; 8.1% or U.S.$26.8 billion, in treasury notes and treasury bills; 4.0% or U.S.$13.3 billion in temporary advances from the Central Bank; 3.0% or U.S.$9.9 billion, in guaranteed debt (guaranteed treasury notes for renewable energy projects unrelated to the PPP projects, treasury notes and promissory notes), 0.4% or U.S.$1.2 billion, in loans from commercial banks; and 0.2%, or U.S.$0.7 billion, in National Guaranteed Loans.

As of December 31, 2018, non-performing debt (excluding Untendered Debt) totaled U.S.$104.8 million, or less than 0.03% of total gross public debt, of which U.S.$60.5 million represented non-performing debt not yet due and U.S.$44.4 million corresponded to non-performing debt subject to restructuring or in arrears.

Between 2011 and 2015, the Government borrowed against freely available international reserves from the Central Bank to fund the repayment of public debt. Through a 2010 emergency decree, the Argentine Debt Repayment Fund was established to fund the repayment of debt held by private creditors. Additionally, the Central Bank advanced funds to service debt with international financial institutions and bilateral official sector creditors. For each amount borrowed, the Central Bank received a non-transferrable 10-year Treasury note.

The following table shows the amounts borrowed from the Central Bank specifically to fund the repayment of public debt for the periods indicated.

	Government Borrowing from the Central Bank(1) (in billions of U.S. dollars)
	2014		2015		2016	2017	2018
Payments to Official Sector	U.S.$	3.0		—	—	—	—
Debt Repayment Fund		7.9		10.6	—	—	—

Total	U.S.$	10.9	U.S.$	10.6	—	—	—

(1)	Temporary advances in local currency by the Central Bank to the Government are not included.
Source:	Ministry of Treasury.

Debt Record

Introduction

From time to time, the Republic has carried out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation. During the past 27 years, the Republic has entered into three restructurings of external and domestic debt in default: the Brady Plan, the 2005 Debt Exchange and the 2010 Debt Exchange. In 2001, in an effort to avoid a default, the Republic conducted a major voluntary exchange, referred to as the “Mega Canje,” of existing Government bonds for new bonds with longer maturities. However, the debt exchange provided only temporary relief and failed to contain the surge in the Government’s borrowing costs. In 2014, the Republic reached a settlement agreement with the members of the Paris Club, a group of official sector creditors, in connection with outstanding debt owed to Paris Club members on which the Republic had defaulted during the 2001-2002 economic crisis.

Paris Club

The Republic restructured debt due to members of the Paris Club, a group of sovereign creditors, through five separate agreements in 1985, 1987, 1989, 1991 and 1992. During the debt crisis that began in 2001, the Republic defaulted on its outstanding debt owed to Paris Club members. As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. On May 29, 2014, the Republic reached a settlement agreement with the Paris Club to cancel the total outstanding debt in five years. Under the terms of the settlement agreement, between 2014 and 2018, the Republic made principal payments amounting to U.S.$4,958 million. The outstanding balance accrues interest at a rate of 3.00% per annum.

Commercial Banks

In 1985 and 1987, the Republic negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan

In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96.0% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.3 billion of interest in arrears.

The Republic serviced the Brady Bonds until its default in 2001. Approximately 95.7% of the then outstanding U.S. dollar-denominated Brady Bonds and 81.3% of the then-outstanding euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2018, approximately U.S.$80.7 million (including interest accrued at contractual rates but excluding penalty interest) of Brady Bonds and FRBs that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding.

2001 Debt Crisis

On December 24, 2001, the Government (under the temporary administration of President Rodríguez Saá) declared a moratorium on a substantial portion of the Republic’s public debt. President Duhalde, his successor, endorsed the moratorium when he took office some days later. The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2019), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure the Republic’s public debt.

On February 6, 2002, the Government officially suspended payments on the Republic’s public debt and authorized the Ministry of Treasury to undertake a restructuring of these obligations. Subsequently, the Government issued various measures refining the scope of the suspension of debt payments. As a result of these measures, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued after the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

2005 Debt Exchange

On January 14, 2005, Argentina invited holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities. The aggregate eligible amount of securities that were eligible to participate in the exchange (including principal of the eligible securities plus accrued but unpaid interest accumulated through December 2001) was approximately U.S.$81.8 billion. The aggregate eligible amount of securities tendered in the 2005 Debt Exchange was (in each case together with past due interest) approximately U.S.$62.3 billion, representing 76.2% of the aggregate eligible amount of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2038 Par Bonds due December 31, 2038;

•	the 2033 Discount Bonds due December 31, 2033;

•	the 2045 Quasi-Par Bonds due December 31, 2045; and

•	the 2035 GDP-Linked Securities with a notional amount of GDP-linked securities expiring no later than December 15, 2035.

Until December 31, 2014, participants in the 2005 Debt Exchange had the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the Untendered Debt.

Mandatory repurchase clauses require Argentina to allocate defined amounts to the repurchase of bonds issued in the 2005 Debt Exchange and certain other indebtedness. In addition, Argentina is required to repurchase bonds issued in the 2005 Debt Exchange if the Republic’s GDP exceeds a pre-established threshold.

The terms of the securities issued in the 2005 Debt Exchange were as follows.

The 2038 Par Bonds:

•	were issued in an aggregate principal amount of U.S.$15.0 billion;

•	mature in 2038; and

•

bear interest at fixed rates rising from 1.33% to 5.25% (for 2038 Par Bonds denominated in U.S. dollars), from 1.20% to 4.74% (for 2038 Par Bonds denominated in euros), from 0.24% to 0.94% (for 2038 Par Bonds denominated in Japanese yen), and from 0.63% to 2.48% (for 2038 Par Bonds denominated in pesos).

The 2033 Discount Bonds:

•	were issued in an aggregate principal amount of U.S.$11.9 billion;

•	mature in 2033; and

•

bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds denominated in euros), 4.33% (for 2033 Discount Bonds denominated in Japanese yen), and 5.83% (for 2033 Discount Bonds denominated in pesos).

The 2045 Quasi-Par Bonds:

•	were issued in an aggregate principal amount of Ps.24.3 billion (approximately U.S.$8.3 billion);

•	mature in 2045; and

•	bear interest at a fixed rate of 3.31%.

The 2035 GDP-Linked Securities:

•	were issued in a notional amount of approximately U.S.$62.3 billion;

•	were issued originally as a single unit with the underlying 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds;

•	expire no later than December 15, 2035; and

•

provide for payments in respect of any given reference year only if a number of conditions are met relating to the performance of the Republic’s GDP in such year; the total amount to be paid during the life of the 2035 GDP-Linked Securities, per unit of 2035 GDP-Linked Security, cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The outstanding principal amount of all 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds denominated in pesos is adjusted for inflation based on the CER, a unit of account whose value in pesos is indexed to consumer price inflation in Argentina, as measured by changes in the CPI. See “Presentation of Statistical and Other Information—Certain Methodologies.”

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

2010 Debt Exchange

On April 30, 2010, Argentina launched an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment (the “April Invitation”).

Holders of eligible securities who participated in either the April Invitation or in the offer conducted by Argentina in Japan concurrently with the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2033 Discount Bonds (2010) due December 2033 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2038 Par Bonds (2010) due December 2038 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2017 Globals due 2017 and denominated in U.S. dollars; and

•	the 2035 GDP-Linked Securities (2010) expiring no later than December 2035 and denominated in U.S. dollars, euros, Japanese yen and pesos.

In December 2010, Argentina launched a reopening of the April Invitation in the domestic market (the “December Invitation”). The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The terms of the securities issued in the 2010 Debt Exchange were as follows:

The 2038 Par Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$2.0 billion;

•	mature in 2038; and

•

bear interest at fixed rates rising from 2.50% to 5.25% (for 2038 Par Bonds (2010) denominated in U.S. dollars), from 2.26% to 4.74% (for 2038 Par Bonds (2010) denominated in euros), from 0.45% to 0.94% (for 2038 Par Bonds (2010) denominated in Japanese yen) and from 1.18% to 2.48% (for 2038 Par Bonds (2010) denominated in pesos).

The 2033 Discount Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$3.4 billion;

•	mature in 2033; and

•

bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds (2010) denominated in U.S.dollars), 7.82% (for 2033 Discount Bonds (2010) denominated in euros), 4.33% (for 2033 Discount Bonds (2010) denominated in Japanese yen) and 5.83% (for 2033 Discount Bonds (2010) denominated in pesos).

The 2017 Globals:

•	were issued in an aggregate principal amount of approximately U.S.$950 million;

•	mature in 2017; and

•	bear interest at a fixed rate of 8.75%.

The 2035 GDP-Linked Securities (2010):

•	were issued in a notional amount of approximately U.S.$12.2 billion;

•	expire no later than December 15, 2035; and

•

provide for payments in respect of any given reference year only if a number of conditions relating to the performance of the Republic’s GDP in such year are met; the total amount to be paid during the life of the 2035 GDP-Linked Securities (2010), per unit of 2035 GDP-Linked Security (2010), cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities.

Brady Bond Invitation

During December 2010, Argentina announced an invitation to the holders of the Brady Bonds, or the “Brady Invitation,” to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010), 2017 Globals, 2035 GDP-linked Securities (2010) and cash payment. The Brady Invitation was, however, subject to the requirement that the Court of Appeals affirm the lower court’s ruling allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds. On July 20, 2011, the Court of Appeals reversed the lower court. As a result, on August 5, 2011, Argentina cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

The Pari Passu Litigation and the Settlement Proposal

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. For additional information regarding litigation in the United States, including the pari passu litigation and the Republic’s Settlement Proposal to settle claims on the Untendered Debt, See “—Legal Proceedings.”

Indirect Debt

The Government guarantees principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2018, the Government guaranteed third-party obligations (which excludes obligations under PPP projects) for an aggregate amount of U.S.$9.8 billion (including past due principal and interest) as compared to U.S.$7.1 billion as of December 31, 2017, consisting of the following obligations:

•	U.S.$1.4 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer;

•	U.S.$909.6 million in debt owed by public sector entities other than the Government (such as Banco de la Nación Argentina); and

•	U.S.$7.4 million in debt of private sector entities; none of these debts were secured by assets of the Republic.

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. A description of these security arrangements follows:

National Guaranteed Loans. These Peso-denominated loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law). As of December 31, 2018, the outstanding principal amount of National Guaranteed Loans was approximately U.S.$683.5 million.

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstaltfür Wiederaufbau (Germany’s development bank). The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2018, the value of the collateral was U.S.$234.6 million. A portion of the interest payable on Brady Bonds was also collateralized.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued unsecured bonds maturing in 2008 (instead of 30-year Brady Bonds) to Spanish banks. These bonds were guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001. In 2014, the Government settled on all amounts owed to the Spanish government for a total payment of U.S.$93.7 million, and reached an agreement on a payment schedule. As December 31, 2018, the amount outstanding owed to the Spanish government totaled U.S.$39.1 million.

Evolution of Public Debt

From 2014 through 2018, the Republic’s total gross public debt (including Untendered Debt) increased by 38.8% from U.S.$239.3 billion as of December 31, 2014 to U.S.$332.2 as of December 31, 2018, mainly as a result of debt issuances exceeding amortization payments, inflation adjustments of certain outstanding bonds and compounding interest during the 2014 to 2017 period and, since 2018, disbursements under the SBA entered into with the IMF. These factors were partially offset by the nominal depreciation of the peso, which reduced Peso-denominated debt when expressed in U.S. dollars.

As of December 31, 2018, foreign currency-denominated debt totaled U.S.$253.7 billion and represented 76.4% of total gross public debt compared to U.S.$220.6 billion and 68.7% of total gross public debt as of December 31, 2017. The increase in absolute terms in foreign currency-denominated debt as of December 31, 2018 as compared to December 31, 2017 was mainly due to the incurrence of multilateral debt for U.S.$29.7 billion (including disbursements under the SBA entered into with the IMF), the issuance of Birads for U.S.$9 billion and the issuance of Bonares due 2024 for U.S.$3.0 billion and Bonares due 2025 for U.S.$4.0 billion (both issued as part of certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions), and guaranteed Treasury notes for renewable energy projects for U.S.$2.9 billion. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

From 2014 to 2015, the Republic had limited access to international capital markets and as a result, most of the new debt incurred in this period represented domestic debt issued in pesos and U.S. dollars. Moreover, during this period, a substantial portion of the domestic debt issued by the Government was held by other public sector entities. As of December 31, 2018, 38.0% of the Republic’s total public debt was held by public sector entities, and 31.7% of the Republic’s total foreign currency-denominated debt was held by public sector entities as of December 31, 2018.

The following table sets forth information on the Republic’s total gross public debt as of the dates indicated.

Total Gross Public Debt(1)

(in millions of U.S. dollars)

	2014		2015		2016		2017		2018
Peso-denominated Debt:(2)
Performing	U.S.$	77,876	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274	U.S.$	78,427
Non-performing principal arrears		4		3		3		3		2
Untendered Debt(5)		107		81		90		92		67
Total Peso-denominated debt		77,987		73,903		87,161		100,368		78,496
As a % of total gross public debt		32.6%		30.7%		31.6%		31.3%		23.6%
Foreign currency-denominated debt:(4)
Performing		143,763		148,780		179,806		217,677		250,854
Non-performing debt not yet due (3)		60		60		60		60		60
Non-performing principal arrears		36		33		32		35		34
Non-performing interest arrears		9		8		8		9		8
Non-performing compensatory interest		—		—		—		—		—
Untendered Debt(5)		17,472		17,881		8,378		2,785		2,739
Total foreign currency-denominated debt		161,339		166,762		188,285		220,566		253,696
As a % of total gross public debt		67.4%		69.3%		68.4%		68.7%		76.4%

Total gross public debt (including arrears) (6)		239,326		240,665		275,446		320,935		332,192

Collateral and other credits		(1,734)		(1,891)		(1,818)		(1,853)		(1,639)

Total public debt less collateral and other credits (including arrears)	U.S.$	237,592	U.S.$	238,774	U.S.$	273,628	U.S.$	319,082	U.S.$	330,553

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		44.7%		52.6%		53.1%		56.6%		86.0%

Total gross public debt (including arrears) as a % of annual Government revenues		205.2%		241.0%		249.6%		287.7%		473.1%

Exchange rate(8)		8.55		13.01		15.85		18.77		37.81
CER(8)		4.38		5.04		6.84		8.38		12.34

(1)	Total debt was calculated using the exchange rate at the end of each period.
(2)

Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, temporary advances from the Central Bank, Treasury notes, Treasury bills, commercial-bank debt, promissory notes and others). Includes debt instruments initially issued in U.S. dollars but converted into pesos. For a list of these instruments, see “—Debt Record.” Beginning in 2014, Bogars are not included in the total gross public debt.

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, Treasury notes, Treasury bills, commercial-bank debt and others).
(5)

Includes claims on principal and/or interest that the Republic considers time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

(6)	Includes Untendered Debt, collateral and other credits representing an obligation from the main obligor to reimburse the Republic for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source:	INDEC and Ministry of Treasury.

In 2014, the Republic’s total gross public debt increased by 7.1% to U.S.$239.3 billion (44.7% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$57.0 billion in Peso-denominated debt;

•	the issuance of U.S.$36.9 billion in foreign currency-denominated debt; and

•	compounding of U.S.$0.03 billion in interest.

These factors were partially offset by principal payments that totaled U.S.$52.8 billion, exchange rate fluctuations that reduced debt by U.S.$15.3 billion, inflation adjustments of U.S.$1.2 billion and a methodological adjustment that excluded obligations due between 2018 and 2020 under Bogar by a total of U.S.$5.6 billion.

In 2015, the Republic’s total gross public debt increased by 0.6% to U.S.$240.7 billion (52.6% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$61.8 billion in Peso-denominated debt; and

•	the issuance of U.S.$33.8 billion in foreign currency-denominated debt.

These factors were partially offset by principal payments that totaled U.S.$62.6 billion, exchange rate fluctuations that reduced debt by U.S.$26.9 billion and CER linked debt adjustments of U.S.$5.1 billion.

In 2016, the Republic’s total gross public debt increased by 14.5% to U.S.$275.4 billion (53.1% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$52.5 billion in Peso-denominated debt;

•	the issuance of U.S.$44.8 billion in foreign currency-denominated debt; and

•	CER linked debt adjustments of U.S.$1.9 billion.

These factors were partially offset by principal payments that totaled U.S.$44.5 billion and exchange rate fluctuations that reduced debt by U.S.$10.4 billion.

In 2017, the Republic’s total gross public debt increased by 16.5% to U.S.$320.9 billion (56.6% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$69.4 billion in Peso-denominated debt; and

•

the issuance of U.S.$75.1 billion in foreign currency-denominated debt, of which U.S.$12.0 billion corresponded to Bonares due 2024 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$83.9 billion and exchange rate fluctuations that reduced debt by U.S.$10.1 billion.

In 2018, the Republic’s total gross public debt increased by 3.5% to U.S.$332.2 billion (86.0% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$62.5 billion in Peso-denominated debt; and

•

the issuance of U.S.$76.3 billion in foreign currency-denominated debt, of which U.S.$7.0 billion corresponded to Bonares due 2024 and Bonares due 2025 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$75.6 billion, exchange rate fluctuations that reduced debt by U.S.$46.8 billion, and CER-indexation adjustments that reduced debt by U.S.$7.4 billion.

The following table sets forth information on intra-public sector issuances between January 1, 2014 and December 31, 2018, which provided financing to the Treasury.

Intra-Public Sector Issuances(1)

(in millions of U.S. dollars)

	For the year ended December 31,
	2014		2015		2016		2017		2018
Temporary advances(2)	U.S.$	8,544	U.S.$	33,130	U.S.$	21,617	U.S.$	26,969	U.S.$	17,395
Peso-denominated debt		8,544		33,130		21,617		26,969		17,395
Foreign currency-denominated debt		—		—		—		—		—
Treasury notes		5,293		6,437		11,598		8,964		4,200
Peso-denominated debt(3)		4,672		5,796		10,879		8,964		4,200
Foreign currency-denominated debt (4)		621		641		718		—		—
Bonares		3,437		2,527		945		1,615		2,120
Peso-denominated debt(5)		2,537		1,070		945		1,585		—
Foreign currency-denominated debt(6)		900		1,456		—		29		2,120
Boncers		—		—		643		4,038		893
Peso-denominated debt(7)		—		—		643		4,038		893
Foreign currency-denominated debt		—		—		—		—		—
Bontes		—		—		—		5,648		102
Peso-denominated debt(8)		—		—		—		5,648		102
Foreign currency-denominated debt		—		—		—		—		—
Treasury bills		—		—		12,054		655		—
Peso-denominated debt(9)		—		—		—		115		—
Foreign currency-denominated debt(10)		—		—		12,054		540		—
Promissory notes		—		1,140		1,028		1,125		—
Peso-denominated debt(11)		—		1,140		1,028		1,125		—
Foreign currency-denominated debt		—		—		—		—		—
Botapos		—		—		—		1,096		—
Peso-denominated debt(12)		—		—		—		1,096		—
Foreign currency-denominated debt		—		—		—		—		—
Nontransferable notes Central Bank		10,940		10,640		376		—		—
Peso-denominated debt		—		—		—		—		—
Foreign currency-denominated debt (13)		10,940		10,640		376		—		—
Loans from BNA		2,307		3,506		—		—		—
Peso-denominated debt(14)		2,307		3,506		—		—		—
Foreign currency-denominated debt		—		—		—		—		—
Bonads		347		2,157		—		—		—
Peso-denominated debt(15)		347		2,157		—		—		—
Foreign currency-denominated debt		—		—		—		—		—
Bonacs		—		457		—		—		—
Peso-denominated debt(16)		—		457		—		—		—
Foreign currency-denominated debt		—		—		—		—		—

Total Argentine securities issued	U.S.$	30,866	U.S.$	59,995	U.S.$	48,260	U.S.$	50,110	U.S.$	24,711

(1)

The figures in the table show the amount in U.S. dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table. The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in U.S. dollars of such financings between January 1 and December 31 for each of the years in the period 2014 to 2018. The exchange rate used is that of the issue date.

(2)	Financing from the Central Bank.
(3)	Treasury notes with an interest rate ranging from 0% to 18.5% and maturity dates between February 12, 2014 and December 26, 2019.
(4)	Treasury notes with an interest rate ranging from 0% to 5% and maturity dates between February 3, 2014 and March 26, 2018.
(5)	Bonares with an interest rate ranging from BADLAR plus 200 basis points to BADLAR plus 325 basis points and maturity dates between March 18, 2016 and April 3, 2022.
(6)	Bonares with a fixed interest rates ranging from 7% to 9% and maturity dates between April 17, 2017 and April 18, 2037.
(7)	Boncers with an interest rate ranging from 2.25% to 4.25% and maturity dates between April 28, 2020 and November 29, 2022.
(8)	Bontes with an interest rate of BADLAR plus 100 basis point and maturing dates between August 8, 2019 and November 21, 2020.
(9)	Treasury bills with zero rate and maturing on March 16, 2018.
(10)	Treasury bills with zero rate and maturity dates between February 23, 2018 and December 14, 2018.
(11)	Promissory notes with maturity dates between March 3, 2016, March 20, 2016 and March 20, 2018.
(12)	Botapos with an interest rate equal to the tasa de política monetaria (monetary policy rate) and maturing on June 21, 2020.

(13)

Includes nontransferable notes issued to the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between January 3, 2016 and April 29, 2026.

(14)

These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points. Principal amortized in 24 consecutive monthly installments starting on the fifth business day of January 2013, 2014, 2015 and 2016, or the fifth business day of the month following 6 months of disbursement to be met, and thereafter on the fifth business day of each month.

(15)	Bonads with a fixed interest rate ranging from 0.75% to 2.50% and maturing on February 22, 2017 and June 4, 2018.
(16)	Bonacs with a floating interest rate (Lebacs and others) and maturing on March 31, 2016 and September 30, 2016.
Source:	Ministry of Treasury.

Debt by Interest Rate

The following tables set forth information on the Republic’s total gross public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate(1)

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
Fixed rate(2)	U.S.$	116,627	U.S.$	127,611	U.S.$	154,438	U.S.$	172,553	U.S.$	190,021
Floating rate		89,627		85,427		85,659		94,644		104,587
BADLAR		21,378		18,574		15,078		16,175		7,030
LIBOR		9,668		9,910		11,641		14,443		17,128
LIBOR minus 1%(3)		53,847		48,388		48,687		48,687		48,687
Floating IADB Rate		556		299		387		549		759
IMF		—		—		—		—		28,032
Others(4)		4,178		8,256		9,866		14,790		2,952
Zero rate(5)		33,072		27,626		35,349		53,738		37,584

Total gross public debt	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192

(1)	Includes past due principal and interest (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$21.7 billion as of December 31, 2018.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025 and 2026), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the lower of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion and the amount of promissory notes in foreign currency was U.S.$385 million. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion, the amount of treasury notes was U.S.$809 million and the amount of promissory notes was U.S.$1.1 billion. As of December 31, 2016, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$24.1 billion, the amount of treasury notes was U.S.$1.7 billion and the amount of promissory notes was U.S.$1.2 billion. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion and treasury notes was U.S.$550.8 million. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion and the amount of treasury notes was U.S.$232.7 million. As of December 31, 2016, the amount of treasury bills was U.S.$8.1 billion. As of December 31, 2017, the amount of treasury bills was U.S.$19.8 billion. As of December 31, 2018, the amount of treasury bills was U.S.$14.2 billion.

Source:	Ministry of Treasury.

Total Gross Public Debt by Type of Interest Rate(1)

(% of total gross public debt)

	As of December 31,
	2014	2015	2016	2017	2018
Fixed rate(2)	48.7%	53.0%	56.1%	53.8%	57.2%
Floating rate	37.4	35.5	31.1	29.5	31.5
BADLAR	8.9	7.7	5.5	5.0	2.1
LIBOR	4.0	4.1	4.2	4.5	5.2
LIBOR minus 1%(3)	22.5	20.1	17.7	15.2	14.7
Floating IADB Rate	0.2	0.1	0.1	0.2	0.2
IMF	—	—	—	—	8.4
Others(4)	1.7	3.4	3.6	4.6	0.9
Zero rate(5)	13.8	11.5	12.8	16.7	11.3

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$21.7 billion as of December 31, 2018.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025 and 2026), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion and the amount of promissory notes in foreign currency was U.S.$385 million. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion, the amount of treasury notes was U.S.$809 million and the amount of promissory notes was U.S.$1.1 billion. As of December 31, 2016, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$24.1 billion, the amount of treasury notes was U.S.$1.7 billion and the amount of promissory notes was U.S.$1.2 billion. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion and treasury notes was U.S.$550.8 million. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion and the amount of treasury notes was U.S.$232.7 million.    As December 31, 2018, the amount of treasury bills was U.S.$14.2 billion. As December 31, 2017, the amount of treasury bills was U.S.$19.8 billion. As December 31, 2016, the amount of treasury bills was U.S.$8.1 billion.

Source: INDEC and Ministry of Treasury.

As of December 31, 2018, the composition of the public debt (excluding Untendered Debt) by interest rate included:

•

fixed rate Peso-denominated debt, such as 2045 Quasi-Par Bonds, 2033 Discount Bonds, Boncers, Bontes, Treasury bills, Dual Bonares, Bogato, Bonares, National Guaranteed Loans, 2038 Par Bonds, Bocones and others;

•	fixed rate foreign currency-denominated debt, such as Birads, Bonares, 2033 Discount Bonds, 2038 Par Bonds, Biraes, Biraf and others, bilateral debt, multilateral debt and Treasury notes;

•	zero rate Peso-denominated debt, such as temporary advances from the Central Bank, Treasury bills, Treasury notes and promissory notes;

•	zero rate foreign currency-denominated debt, such as promissory notes, treasury notes for renewable energy projects, and multilateral debt;

•

floating rate Peso-denominated debt, such as Treasury notes, Botapo, Bonares Pesos, and others, promissory notes, Bocones, loans from Banco de la Nación Argentina, and all debt issued at BADLAR, savings, Lebacs or term deposit interest rates; and

•

floating rate foreign currency-denominated debt, such as LIBOR rate instruments, loans from multilateral organizations (including the IMF) and bilateral debt, nontransferable notes issued to the Central Bank (Central Bank 2021, 2022, 2023, 2024, and 2025, in compensation for advances applied to cancel the debt with private creditors, multilateral organizations and bilateral lenders), and nontransferable notes issued to the Central Bank for an increase in the Republic of Argentina’s quota in the IMF, a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, the Republic divides its debt into three categories: short-term debt, medium- and long-term debt, arrears and Untendered Debt. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding. Compensatory and default interest and Untendered Debt are also included in the total amount of debt outstanding.

The following tables set forth the Republic’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
Short-term(1)	U.S.$	22,160	U.S.$	18,808	U.S.$	37,049	U.S.$	39,537	U.S.$	38,733
Medium-term and long-term(2)		199,539		203,852		229,887		278,474		290,609
Arrears:
Principal		40		36		35		38		36
Interest		9		8		8		9		8
Compensatory Interest(3)		—		—		—		—		—

Total arrears		49		44		43		47		44

Untendered Debt(4)		17,578		17,962		8,468		2,877		2,805

Total gross public debt(5)	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Total Gross Public Debt by Term

(% of total gross public debt)

	As of December 31,
	2014	2015	2016	2017	2018
Short-term(1)	9.3%	7.8%	13.5%	12.3%	11.7%
Medium-term and long-term(2)	83.4	84.7	83.5	86.8	87.5
Arrears:	—	—	—	—	—
Principal	—	—	—	—	—
Interest	—	—	—	—	—
Compensatory Interest(3)	—	—	—	—	—

Total arrears	—	—	—	—	—

Untendered Debt(4)	7.3	7.5	3.1	0.9	0.8

Total gross public debt(5)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)

Debt with original maturity of more than one year. Includes Bonares due 2024 and Bonares due 2025 issued in 2017 and 2018 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

The Republic’s short-term debt increased to 11.7% of total gross public debt as of December 31, 2018 from 9.3% as of December 31, 2014, primarily due to the issuance of Treasury bills for an aggregate amount of U.S.$20.1 billion, temporary advances from de Central Bank for an aggregate amount of U.S.$10.8 billion, Bonar Dual 2019 for an aggregate amount of U.S.$4.2 billion, and Treasury notes for an aggregate amount of U.S.$2.6 billion in 2018.

In 2018, the Republic’s short-term debt decreased by 2.0% to U.S.$38.7 billion from U.S.$39.5 billion in 2017, primarily due to a decrease in Treasury notes from U.S.$9.8 billion in 2017 to U.S.$2.6 billion in 2018 and in temporary advances from the Central Bank from U.S.$15.0 billion in 2017 to U.S.$10.8 billion in 2018.

The Republic’s medium- and long-term debt decreased in relative terms to 88.3% of total gross public debt as of December 31, 2018 compared to 90.7% of total gross public debt as of December 31, 2014, and increased in absolute terms by U.S.$76.3 billion to U.S.$293.5 billion as of December 31, 2018 from U.S.$217.2 billion as of December 31, 2014, primarily due to disbursements under the SBA entered into with the IMF, issuances exceeding amortization payments, inflation adjustment of certain outstanding bonds, and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced Peso-denominated debt when expressed in U.S. dollars.

Distribution of Total Gross Public Debt by Type of Creditor and Term

The following tables set forth information relating to the Republic’s performing and non-performing public debt (including Untendered Debt) by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	2014	2015	2016	2017	2018
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	—	—	—	U.S.$	28,032
Inter-American Development Bank	11,341	11,207	11,422	11,778		12,332
World Bank	6,007	5,852	6,048	6,328		6,879
Corporación Andina de Fomento	2,419	2,590	2,641	3,039		3,467
FONPLATA	53	82	81	115		167
European Investment Bank	5	—	—	—		71
International Fund for the Development of Agriculture	32	38	39	45		45
Central American Bank for Economic Integration	—	—	—	3		3
The OPEC Fund for International Development	—	—	—	20		41
Total multilateral debt	19,857	19,768	20,230	21,327		51,037
Paris Club	8,124	7,272	5,859	5,296		3,596
Bilateral debt	901	1,911	1,986	2,984		3,316
Total bilateral debt	9,026	9,183	7,845	8,280		6,912
Total official debt	28,883	28,952	28,075	29,607		57,950

Bonds:
Peso-denominated bonds	34,332	34,512	43,798	56,592		43,400
Foreign currency-denominated bonds	111,711	117,952	140,902	165,334		171,851

Total bonds	146,043	152,463	184,700	221,926		215,252

Treasury bills:(1)
Peso-denominated bills	—	—	—	—		3,189
Foreign currency-denominated bills	—	—	—	6,068		717
Total Treasury bills	—	—	—	6,068		3,906
Temporary advances from the Central Bank	11,547	9,746	9,347	10,182		2,478
Treasury notes:(2)
Peso-denominated notes	3,694	5,445	2,455	—		233
Foreign currency denominated notes	734	59	—	522		—
Total Treasury notes	4,427	5,504	2,455	522		233
Commercial banks	3,123	3,126	1,069	2,434		1,194
National Guaranteed Loans	2,877	2,076	1,845	1,139		684
Bogars	—	—	—	—		—
Guaranteed Debt
Promissory notes	1,483	998	898	797		504
Guarantees (Avales)	1,095	927	1,438	1,239		931
Guaranteed Treasury notes	—	—	—	4,499		7,417

Total Guaranteed Debt	2,578	1,925	2,336	6,535		8,852

Total medium-term and long-term debt	199,478	203,791	229,826	278,414		290,548

Short-term debt:
Bonds:(3)
Peso-denominated bonds	—	—	—	—		4,208
Foreign-currency-denominated bonds	—	—	—	—		—
Total Bonds	—	—	—	—		4,208
Treasury bills:(4)
Peso-denominated bills	—	—	5,678	2,906		8,010

Foreign currency-denominated bills		—		—		8,595		10,823		12,056
Total Treasury bills		—		—		14,273		13,729		20,066
Treasury notes:(5)
Peso-denominated		3,351		1,543		6,023		9,515		2,629
Foreign currency-denominated bills		954		641		950		257		—
Total Treasury notes		4,305		2,183		6,973		9,772		2,629
Temporary advances from the Central Bank		17,855		15,771		14,768		14,972		10,819
Promissory notes		—		854		1,035		1,065		1,013
Total short-term debt		22,160		18,808		37,049		39,537		38,733

Total performing debt		221,639		222,599		266,875		317,951		329,282

Non-performing debt(6)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(7)		—		—		—		—		—
Suppliers		—		—		—		—		—
Commercial banks		60		60		60		60		60

Total non-performing debt not yet due		60		60		60		60		60

Non-performing principal and interest arrears:
Paris Club		—		—		—		—		—
Other bilateral debt		—		—		—		—		—
Commercial banks		38		34		32		36		34
Suppliers		11		10		11		11		10
Compensatory interest		—		—		—		—		—

Total non-performing principal and interest arrears		49		44		43		47		44

Total non-performing debt		109		104		103		107		105

Untendered Debt(8)		17,578		17,962		8,468		2,877		2,805

Total gross public debt including arrears(9)	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192

(1)	Includes medium and long term negotiable instruments issued by public auctioning or private placements, such as Letes, Lecaps, Lecer and Lelink.
(2)

Includes medium and long term non-negotiable instruments held by public-sector entities or certain private entities (specifically, Compañía Administradora del Mercado Mayorista Electrico S.A. (“COMMESA”) and China Machinery Engineering Argentina S.A. (“CMEA”)).

(3)

Includes Bonares due 2024 and Bonares due 2025 issued in 2017 and 2018 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

(4)	Includes short term negotiable instruments issued by public auctioning or private placements , such as Letes, Lecaps, Lecer and Lelink.
(5)	Includes short term non-negotiable instruments held by public-sector entities or certain private entities (specifically, COMMESA and CMEA).
(6)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(7)	Bilateral debt is debt with sovereign governments.
(8)	Includes claims on principal and/or interest that the Republic considers time-barred.
(9)	Figures include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Total Gross Performing and Non-Performing Public Debt by Creditor (as a % of total gross public debt)
	As of December 31,
	2014	2015	2016	2017	2018
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	—	—	—	8.4%
Inter-American Development Bank	4.7	4.7	4.1	3.7	3.7
World Bank	2.5	2.4	2.2	2.0	2.1
Corporación Andina de Fomento	1.0	1.1	1.0	0.9	1.0
FONPLATA	—	—	—	—	0.1
European Investment Bank	—	—	—	—	—
International Fund for the Development of Agriculture	—	—	—	—	—
Central American Bank for Economic Integration	—	—	—	—	—
The OPEC Fund for International Development	—	—	—	—	—
Total multilateral debt	8.3	8.2	7.3	6.6	15.4
Paris Club	3.4	3.0	2.1	1.7	1.1
Bilateral debt	0.4	0.8	0.7	0.9	1.0

Total bilateral debt	3.8	3.8	2.8	2.6	2.1

Total official debt	12.1	12.0	10.2	9.2	17.4

Bonds:
Peso-denominated bonds	14.3	14.3	15.9	17.6	13.1
Foreign currency-denominated bonds	46.7	49.0	51.2	51.5	51.7

Total Bonds	61.0	63.4	67.1	69.1	64.8

Treasury Bills:
Peso-denominated treasury bills	—	—	—	—	1.0
Foreign currency-denominated treasury bills	—	—	—	1.9	0.2
Total Treasury Bills	—	—	—	1.9	1.2
Temporary advances from the Central Bank	4.8	4.0	3.4	3.2	0.7
Treasury notes
Peso-denominated treasury notes	1.5	2.3	0.9	—	0.1
Foreign currency-denominated treasury notes	0.3	—	—	0.2	—
Total Treasury notes	1.8	2.3	0.9	0.2	0.1
Commercial banks	1.3	1.3	0.4	0.8	0.4
National Guaranteed Loans	1.2	0.9	0.7	0.4	0.2
Bogars	—	—	—	—	—
Guaranteed Debt:
Promissory notes	0.6	0.4	0.3	0.2	0.2
Guarantees (Avales)	0.5	0.4	0.5	0.4	0.3
Guaranteed Treasury notes	—	—	—	1.4	2.2
Total Guaranteed Debt	1.1	0.8	0.8	2.0	2.7

Total medium-term and long-term debt	83.4	84.7	83.4	86.8	87.5

Short-term debt:
Bonds:
Peso-denominated bonds	—	—	—	—	1.3
Foreign currency-denominated bonds	—	—	—	—	—
Total Bonds	—	—	—	—	1.3
Treasury bills:
Peso-denominated bills	—	—	2.1	0.9	2.4
Foreign currency-denominated bills	—	—	3.1	3.4	3.6
Total Treasury bills	—	—	5.2	4.3	6.0
Treasury notes:
Peso-denominated treasury notes	1.4	0.6	2.2	3.0	0.8
Foreign currency-denominated treasury notes	0.4	0.3	0.3	0.1	—
Total Treasury notes	1.8	0.9	2.5	3.0	0.8
Temporary advances from the Central Bank	7.5	6.6	5.4	4.7	3.3
Promissory notes	—	0.4	0.4	0.3	0.3
Total short term debt	9.3	7.8	13.5	12.3	11.7

Total performing debt	92.6	92.5	96.9	99.1	99.1

Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2)	—	—	—	—	—
Suppliers	—	—	—	—	—
Commercial banks	0.03	0.03	0.02	0.02	0.02

Total non-performing debt not yet due	0.03	0.03	0.02	0.02	0.02

Non-performing principal and interest arrears:
Paris Club	—	—	—	—	—
Other bilateral debt	—	—	—	—	—
Commercial banks	0.02	0.01	0.01	0.01	0.01
Suppliers	—	—	—	—	—
Compensatory interest	—	—	—	—	—
Total non-performing principal and interest arrears	0.02	0.02	0.02	0.01	0.01

Total non-performing debt	0.05	0.04	0.04	0.03	0.03

Untendered Debt(3)	7.3	7.5	3.1	0.9	0.8

Total gross public debt (4)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes claims on principal and/or interest that the Republic considers time-barred.
(4)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Performing Debt

Medium-term and long-term debt

Medium-term and long-term debt decreased in relative terms to 88.2% of total performing debt as of December 31, 2018 from 90.0% as of December 31, 2014, but increased by U.S.$91.1 billion in absolute terms to U.S.$290.5 billion as of December 31, 2018 from U.S.$199.5 billion as of December 31, 2014, as a result of issuances of new bonds, guaranteed treasury notes and treasury bills, disbursements under the SBA entered into with the IMF and inflation adjustments of certain outstanding bonds. This increase was partially offset by exchange rate fluctuations (the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars and the nominal depreciation of the peso, which reduced Peso-denominated debt when expressed in U.S. dollars).

Short-term debt

Short-term debt increased in relative terms to 11.8% of total performing debt as of December 31, 2018 from 10.0% as of December 31, 2014, and increase by U.S.$16.6 billion in absolute terms to U.S.$38.7 billion as of December 31, 2018 from U.S.$22.2 billion as of December 31, 2014, primarily as a result of increases in the amount of Treasury bills, Treasury notes and promissory notes issued. This increase was partially offset by a decrease in temporary advances from the Central Bank.

Changes in Total Gross Performing Public Debt by Creditor in 2018

Multilateral debt increased in relative terms to 15.4% of the Republic’s total gross public debt as of December 31, 2018 from 6.6% as of December 31, 2017, and increased by U.S.$29.7 billion in absolute terms to U.S.$51.0 billion as of December 31, 2018 from U.S.$21.3 billion as of December 31, 2017, primarily as a result of disbursements under the SBA agreement entered into with the IMF.

Bilateral debt decreased in relative terms to 2.1% of the Republic’s total gross public debt as of December 31, 2018 from 2.6% as of December 31, 2017, and decreased by U.S.$1.4 million in absolute terms to U.S.$6.9 billion as of December 31, 2018 from U.S.$8.3 billion as of December 31, 2017.

Bond debt decreased in relative terms to 64.8% of the Republic’s total gross public debt as of December 31, 2018 from 69.1% as of December 31, 2017, and decreased by U.S.$6.7 billion in absolute terms to U.S.$215.3 billion as of December 31, 2018, from U.S.$221.9 billion as of December 31, 2017. This decrease resulted primarily from amortization payments and exchange rate fluctuations (the nominal depreciation of the peso, which reduced Peso-denominated debt when expressed in U.S. dollars), which were partially offset by CER adjustments and compounding interest.

In 2017, the Government began issuing medium-term and long-term Treasury bills. Medium-term and long-term Treasury bills decreased in relative terms to 1.2% of the Republic’s total gross public debt as of December 31, 2018, from 1.9% as of December 31, 2017, and decreased by U.S.$2.2 billion in absolute terms to U.S.$3.9 billion as of December 31, 2018 from U.S.$6.1 billion as of December 31, 2017.

Medium-term and long-term temporary advances from the Central Bank decreased in relative terms to 0.7% of the Republic’s total gross public debt as of December 31, 2018, from 3.2% as of December 31, 2017, and decreased by U.S.$7.7 billion in absolute terms to U.S.$2.5 billion as of December 31, 2018 from U.S.$10.2 billion as of December 31, 2017.

Medium-term and long-term Treasury notes debt decreased in relative terms to 0.1% of the Republic’s total gross public debt as of December 31, 2018 from 0.2% as of December 31, 2017, and decreased by U.S.$289.8 million in absolute terms to U.S.$233 million as of December 31, 2018 from U.S.$522 million as of December 31, 2017.

Commercial bank debt decreased in relative terms to 0.4% of the Republic’s total gross public debt as of December 31, 2018 from 0.8% as of December 31, 2017, and decreased by U.S.$1.2 billion in absolute terms to U.S.$1.2 billion as of December 31, 2018 from U.S.$2.4 billion as of December 31, 2017.

National Guaranteed Loans decreased in relative terms to 0.2% of the Republic’s total gross public debt as of December 31, 2018 from 0.4% as of December 31, 2017, and decreased by U.S.$455.8 million in absolute terms to U.S.$683.5 billion as of December 31, 2018 from U.S.$1.1 billion as of December 31, 2017.

Guaranteed debt increased in relative terms to 2.7% of the Republic’s total gross public debt as of December 31, 2018 from 2.0% as of December 31, 2017, and increased by U.S.$2.3 billion in absolute terms to U.S.$8.9 billion as of December 31, 2018 from U.S.$6.5 billion as of December 31, 2017, primarily as a result of an increased in the issuances of guaranteed treasury notes.

Short-term bonds increased in relative terms to 1.3% of the Republic’s total gross public debt as of December 31, 2018 and increased in absolute terms to U.S.$4.2 billion as of December 31, 2018.

Short-term Treasury bills increased in relative terms to 6.0% of the Republic’s total gross public debt as of December 31, 2018 from 4.3% as of December 31, 2017, and increased by U.S.$6.3 billion in absolute terms to U.S.$20.1 billion as of December 31, 2018 from U.S.$13.7 billion as of December 31, 2017.

Short-term Treasury notes decreased in relative terms to 0.8% of the Republic’s total gross public debt as of December 31, 2018 from 3.0% as of December 31, 2017, and decreased by U.S.$7.1 billion in absolute terms to U.S.$2.6 billion as of December 31, 2018 from U.S.$9.8 billion as of December 31, 2017.

Short-term Temporary advances from the Central Bank decreased in relative terms to 3.3% of the Republic’s total gross public debt as of December 31, 2018, from 4.7% as of December 31, 2017, and decreased by U.S.$4.2 billion in absolute terms to U.S.$10.8 billion as of December 31, 2018 from U.S.$15.0 billion as of December 31, 2017.

Short-term debt decreased in relative terms to 11.7% of the Republic’s total gross public debt as of December 31, 2018 from 12.3% as of December 31, 2017, and decreased by U.S.$803.7 million in absolute terms to U.S.$38.7 billion as of December 31, 2018 from U.S.$39.5 billion as of December 31, 2017.

Non-Performing Debt (excluding Untendered Debt)

Non-Performing Debt (excluding Untendered Debt) decreased by U.S.$4.3 million in absolute terms to U.S.$105 million as of December 31, 2018 from U.S.$109 billion as of December 31, 2014.

Foreign Currency-Denominated Debt

The following tables set forth information regarding the Republic’s total foreign currency-denominated debt, including past due principal and interest and compensatory and default interest, as of the dates indicated.

Foreign Currency-Denominated Public Debt by Instrument(1)

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
Performing debt	U.S.$	143,763	U.S.$	148,780	U.S.$	179,806	U.S.$	217,677	U.S.$	250,854
Multilateral debt		19,857		19,768		20,230		21,327		51,037
Non-transferable notes to the Central Bank 2016, 2020, 2021, 2022, 2023, 2024 and 2025, 2026		53,847		48,388		48,687		48,687		48,687
Birad		—		—		19,250		29,000		38,000
Bonar		12,614		28,188		29,442		25,358		24,104
2033 Discount Bonds		14,970		14,585		14,483		15,008		14,834
Treasury bills		—		—		8,595		16,891		12,773
2038 Par Bonds		12,790		12,167		11,975		12,719		12,441
Bonar 2024		3,911		7,230		7,448		19,695		15,426
of wich Agreements Bonar 24		—		—		—		11,973		7,705
Guaranteed Treasury notes		—		—		—		4,449		7,417
Bilateral debt		9,026		9,183		7,845		8,280		6,912
Birae						2,632		6,298		6,004
2033 Discount Bonds (2010)		4,733		4,404		4,316		4,708		4,559
Bonar 2025								1,536		5,555
of wich Agreements Bonar 25		—		—		—		—		4,019
2038 Par Bonds (2010)		1,915		1,737		1,690		1,901		1,821
Biraf		—		—		—		411		406
Promissory notes		385		249		123		84		48
Bontes		—		—		—		4		4
Bocones		3		3		3		3		3
Commercial banks		1		1		1		1		1
Treasury notes		1,687		699		950		257		—
2017 Globals		966		966		966		—		—
Baade		249		272		—		—		—
Boden		5,700		—		—		—		—
Other		1,107		939		1,172		1,011		821
Non-performing debt		105		101		100		105		103
Non-performing debt not yet due		60		60		60		60		60
Non-performing debt arrears		44		41		40		44		42
Compensatory Interest		—		—		—		—		—
Untendered debt(3)		17,472		17,881		8,378		2,785		2,739

Total foreign currency-denominated debt	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696

(1)	Includes performing and non-performing debt (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.
(3)

Corresponds to Bonares due 2024 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2024 were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

(4)

Corresponds to Bonares due 2025 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2025 were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Source: Ministry of Treasury.

Gross Foreign Currency-Denominated Public Debt(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2014		2015		2016		2017		2018
Foreign currency-denominated debt	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696
As a % of GDP		28.6		26.0		33.8		34.3		48.8
As a % of Government revenues		131.4		119.0		159.1		174.5		268.5
As a % of exports		197.1		238.2		263.8		300.5		334.8
As a % of international reserves		513.1		652.4		479.0		400.6		385.5
As a % of total gross public debt		67.4%		69.3%		68.4%		68.7%		76.4%

(1)	Includes performing and non-performing (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: INDEC and Ministry of Treasury.

Foreign Currency-Denominated Debt in 2018

In 2018, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$19.3 billion, consisting of U.S. Dollar-denominated bonds maturing in 2023, 2028 and 2048 for an aggregate principal amount of U.S.$9.0 billion, Bonar Dual for an aggregate principal amount of U.S.$3.6 billion maturing in 2019 and 2020, Bonares due 2020 for an aggregate principal amount of U.S.$2.1 billion and treasury notes subscribed by the China Machinery Engineering Argentina Sociedad Anónima for an aggregate principal amount of U.S.$250.6 million. Further, in 2018, Bonares due 2024 and Bonares due 2025 for an aggregate principal amount of U.S.$308.7 million and U.S.$4.0 billion, respectively, were issued as part of certain transactions entered into by the Republic on March 28, April 19, December 20, and December 27, 2018 for a total aggregate amount of U.S.$3.4 billion, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

The following table sets forth information regarding the Republic’s total foreign currency-denominated debt by type of currency as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt, by Currency(1)

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
U.S. dollars	U.S.$	134,782	U.S.$	142,841	U.S.$	163,423	U.S.$	193,592	U.S.$	201,060
Euro		23,909		21,422		22,752		24,697		22,770
Japanese yen		2,043		1,937		1,651		1,463		1,128
Special Drawing Rights		26		24		20		19		28,048
Other(2)		580		537		439		796		690

Total foreign currency-denominated debt	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696

(1)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Figures include Danish crown, Swedish crown, Swiss franc, Canadian dollar, Australian dollar and Kuwaiti dinar.

Source: Ministry of Treasury.

As of December 31, 2018, the Republic’s total gross foreign currency public debt was denominated as follows:

•	79.3% in U.S. dollars;

•	9.0% in euro;

•	0.4% in Japanese yen; and

•	11.3% in other foreign currencies (including Special Drawing Rights).

Performing Foreign Currency-Denominated Debt Service

In 2014, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$3.5 billion (0.6% of nominal GDP for 2014). In 2015, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$5.8 billion (0.9% of nominal GDP for 2015). In 2016, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$6.5 billion (1.2% of nominal GDP for 2016), including interests paid on debt issued to settle with creditors that litigated against the Republic on Untendered Debt. See “Public Sector Debt—Legal Proceedings.”. In 2017, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$8.4 billion (1.3% of nominal GDP for 2017). The increase in the Republic’s performing foreign currency-denominated debt service in 2017 resulted primarily from a larger stock of outstanding debt, including new issues during 2017 (Birads, Biraes, Birafs, Treasury bills, Bonares due 2024, Bonares due 2025, Bonares due 2037 and Bonares due 2018). In 2018, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$9.6 billion (1.8% of nominal GDP for 2018).

The following table sets forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated, as of December 31, 2018.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2019				2020				2021				2022
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	866	U.S.$	417	U.S.$	849	U.S.$	388	U.S.$	827	U.S.$	355	U.S.$	757	U.S.$	326
World Bank		510		229		445		217		384		204		280		194
Corporación Andina de Fomento		370		153		456		138		466		120		451		100
International Fund for Agricultural Development		6		1		6		1		6		1		6		—
FONPLATA		17		8		12		8		21		7		20		6
Central American Bank for Economic Integration		—		—		—		—		—		—		—		—
The OPEC Fund for International Development		3		2		3		2		3		2		3		2
European Investment Bank		—		2		—		2		10		2		10		2
IMF		—		919		—		954		3,680		992		14,016		799
Total multilateral debt		1,771		1,730		1,770		1,710		5,396		1,683		15,544		1,429
Bilateral debt (excluding Paris Club)		271		188		299		174		311		156		289		137
Paris Club		3,596		220		—		—		—		—		—		—
Total Bilateral debt		3,866		408		299		174		311		156		289		137
Total official debt		5,638		2,138		2,070		1,884		5,708		1,838		15,832		1,566
Bonds		13,148		8,184		11,309		7,655		15,412		6,828		18,221		6,363
Of which
Agreements Bonar 24(3)		5,218		239		2,487		109		—		—		—		—
Agreements Bonar 25(4)		1,958		175		2,061		59		—		—		—		—
Treasury bills		12,773		—		—		—		—		—		—		—
Commercial Banks		0.1		—		0.1		—		0.2		—		0.2		—
Guaranteed Debt:
Promissory notes		30		—		17		—		1		—		—		—
Guarantees (Avales)		191		56		197		41		217		26		175		9
Guaranteed Treasury notes		49		—		244		—		359		—		365		—

Total Guaranteed Debt		270		56		458		41		578		26		540		9

Total performing foreign currency-denominated debt service	U.S.$	31,828	U.S.$	10,378	U.S.$	13,836	U.S.$	9,580	U.S.$	21,697	U.S.$	8,692	U.S.$	34,594	U.S.$	7,939

	2023				2024				2025				2026
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	755	U.S.$	300	U.S.$	797	U.S.$	274	U.S.$	755	U.S.$	247	U.S.$	730	U.S.$	221
World Bank		250		185		264		177		265		167		289		158
Corporación Andina de Fomento		378		81		363		63		310		46		185		32
International Fund for Agricultural Development		5		—		5		—		3		—		3		—
FONPLATA		20		5		20		4		19		3		10		2
Central American Bank for Economic Integration		0.3		0.2		0.3		0.2		0.3		0.1		0.3		0.1
The OPEC Fund for International Development		3		1		3		1		3		1		3		1
European Investment Bank		10		2		10		1		10		1		10		1
IMF		10,336		270		—		5		—		—		—		—
Total multilateral debt		11,756		844		1,462		526		1,366		465		1,230		414
Bilateral debt (excluding Paris Club)		291		120		290		103		289		85		280		67
Paris Club		—		—		—		—		—		—		—		—
Total Bilateral debt		291		120		290		103		289		85		280		67
Total official debt		12,048		964		1,752		629		1,655		549		1,510		481
Bonds		14,806		5,608		14,675		5,251		17,535		4,878		8,816		4,037
Of which
Agreements Bonar 24(3)		—		—		—		—		—		—		—		—
Agreements Bonar 25(4)		—		—		—		—		—		—		—		—
Treasury bills		—		—		—		—		—		—		—		—
Commercial Banks		—		—		—		—		—		—		—		—
Guaranteed Debt
Promissory notes		—		—		—		—		—		—		—		—
Guarantees (Avales)		32		2		1		—		1		—		—		—
Guaranteed Treasury notes		371		—		371		—		371		—		371		—

Total Guaranteed Debt		403		2		372		—		372		—		371		—

Total performing foreign currency-denominated debt service	U.S.$	27,257	U.S.$	6,573	U.S.$	16,799	U.S.$	5,880	U.S.$	19,562	U.S.$	5,427	U.S.$	10,697	U.S.$	4,519

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2018.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
(3)

Corresponds to Bonares due 2024 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. These agreements, for a total aggregate amount of U.S.$1.4 billion, were denominated in U.S. dollars and were amortized in installments corresponding to interest and capital payments under the Bonares due 2024. A portion of these agreements accrued interest at a 6-month LIBOR interest rate plus a spread of 290 basis points, whilst the remaining portion of these agreements accrued interest at a 6-month LIBOR interest rate plus a spread of 550 basis points. The amounts indicated in this table as principal payments due in 2019 and 2020 correspond to the estimated nominal value of Bonares due 2024 to be canceled at the scheduled maturity of these agreements upon the Republic’s payment of the amounts specified under such transactions. However, such Bonares due 2024 were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

(4)

Corresponds to Bonares due 2025 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. These agreements amortized in installments corresponding to interest and capital payments under the Bonares due 2025. A portion of these agreements was denominated in U.S. dollars and accrued interest at a 6-month LIBOR interest rate plus a spread of 290 basis points, whilst the remaining portion was denominated in Swiss Francs and accrued interest at an annual rate of 1.7%. The amounts indicated in this table as principal payments to be made in 2019 and 2020 corresponded to the estimated nominal value of Bonares due 2025 to be canceled at the scheduled maturity of these agreements upon the Republic’s payment of the amounts specified under such transactions. However, such Bonares due 2025 were cancelled in August 2019. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt in 2019.”

Source: INDEC and Ministry of Treasury.

Peso-Denominated Debt

The following table sets forth information regarding the Republic’s total Peso-denominated debt as of the dates indicated.

Peso-Denominated Debt by Instrument(1)

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
Performing	U.S.$	77,876	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274	U.S.$	78,427
Temporary advances from the Central Bank		29,402		25,517		24,115		25,153		13,297
Bontes		—		—		10,511		14,807		1,586
Treasury bills		—		—		5,678		—		11,199
Boncer		—		—		2,271		8,715		9,392
2045 Quasi-Par Bonds		11,432		8,649		3,938		9,975		7,290
Bonares		13,512		10,178		9,510		10,198		5,682
Bonar Dual		—		—		—		—		3,638
Bogato		—		—		—		—		3,123
2033 Discount Bonds		4,672		3,535		9,636		4,065		2,970
Treasury notes		7,045		6,988		8,478		12,943		2,861
Botapos		—		—		—		5,561		2,761
Promissory notes		1,098		1,603		1,809		4,175		1,469
Commercial Banks		3,121		3,124		1,068		36		1,193
National Guaranteed Loans		2,877		2,076		1,845		1,139		684
2038 Par Bonds		1,004		760		846		867		633
Bocones		1,461		880		789		782		471
2033 Discount Bonds (2010)		56		42		47		49		36
2038 Par Bonds (2010)		4		3		3		3		3
Bonads		2,000		6,526		5,526		1,526		—
Bonacs		—		3,845		668		—		—
Other		191		94		330		280		139
Non-performing debt		111		84		3		3		2
Non-performing debt not yet due		—		—		—		—		—
Non-performing debt arrears		4		3		3		3		1
Untendered debt(2)		107		81		90		92		67

Total peso-denominated debt	U.S.$	77,987	U.S.$	73,903	U.S.$	87,161	U.S.$	100,368	U.S.$	78,496

(1)	Includes performing and non-performing (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.

Source: Ministry of Treasury.

Total Peso-denominated debt totaled Ps.2,967.8 billion (U.S.$78.5 billion, or 23.6% of gross public total debt) as of December 31, 2018 compared to Ps.666.9 billion (U.S.$78.0 billion, or 32.6% of gross public total debt) as of December 31, 2014. The decrease as a percentage of total debt is primarily as a result of:

•	the increase in the issuances during 2017 of foreign currency-denominated debt instruments including Bontes, Bonares and Treasury bills; and

•

the impact of the depreciation of the peso, which more than offset the increase in Peso-denominated debt caused by adjustments to inflation on the a portion of the Peso-denominated debt that by its terms adjusts for inflation based on CER.

Performing Peso-Denominated Debt Service

In 2014, interest on the Republic’s Peso-denominated debt increased by 78.8% from Ps.23.7 billion in 2013 to Ps.42.4 billion (U.S.$5.2 billion, or 59.6% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps.12.0 billion in 2014), 2005 and 2010 Exchange Bonds (Ps.2.5 billion in 2014), loans from BNA (Ps.2.3 billion in 2014), Bocones (Ps.618 million in 2014), Treasury notes (Ps.519 million in 2014) and National Guaranteed Loans (Ps.155 million in 2014). This increase was partially offset by reductions in interest payments on Bogars (Ps.750 million in 2014) and Bodenes (Ps.9 million in 2014).

In 2015, interest on the Republic’s Peso-denominated debt increased by 57.6% from Ps.42.4 billion in 2014 to Ps.66.8 billion (U.S.$7.2 billion, or 55.3% of total interest). This increase was primarily due to higher interest payments on Treasury notes (Ps.7.7 billion in 2015), Bonacs (Ps.7.4 billion in 2015), 2005 and 2010 Exchange Bonds (Ps.5.9 billion in 2015), Bonares (Ps.3.3 billion in 2015), Bonads (Ps.337 million in 2015), Bocones (Ps.322 million in 2015) and National Guaranteed Loans (Ps.270 million in 2015). This increase was partially offset by reductions in interest payments on other Peso-denominated debt (Ps.445 million in 2015), loans from BNA (Ps.376 million in 2015) and Bodenes (Ps.9 million in 2015).

In 2016, interest on the Republic’s Peso-denominated debt increased by 32.4% from Ps.66.8 billion in 2015 to Ps.88.5 billion (U.S.$6.0 billion, or 47.8% of total interest). This increase was primarily due to higher payments on Bonares and Bonacs. This increase was partially offset by lower payments on debt restructuring bonds related with CER. In terms of the overall cost of serving public debt, Peso-denominated debt service decreased as a result of the depreciation of the Peso.

In 2017, interest on the Republic’s Peso-denominated debt increased by 90.4% from Ps.88.5 billion in 2016 to Ps.168.5 billion (U.S.$10.2 billion, or 54.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bonads and Bonac.

In 2018, interest on the Republic’s Peso-denominated debt increased by 45.4% from Ps.168.5 billion in 2017 to Ps.245.0 billion (U.S.$8.7 billion, or 47.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bontes and Botapo.

The following table sets forth information regarding the Republic’s projected debt service on its performing Peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2019				2020				2021				2022
	Principal		Interest		Principal		Interest		Principal		Principal		Principal		Interest
Bonds	U.S.$	7,953	U.S.$	6,325	U.S.$	12,904	U.S.$	4,934	U.S.$	5,810	U.S.$	2,465	U.S.$	2,605	U.S.$	1,722
National Guaranteed Loans		14		34		18		33		—		33		—		33
Commercial banks		1,192		1		2		—		—		—		—		—
Suppliers		—		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		13,297		—		—		—		—		—		—		—
Treasury notes		2,632		1,204		229		—		—		—		—		—
Treasury bills		10,429		—		770		—		—		—		—		—
Promissory notes		1,141		21		—		6		—		6		—		6

Total performing Peso-denominated debt service	U.S.$	36,657	U.S.$	7,585	U.S.$	13,922	U.S.$	4,974	U.S.$	5,810	U.S.$	2,504	U.S.$	2,605	U.S.$	1,761

	2023				2024				2025				2026
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Bonds	U.S.$	2,935	U.S.$	1,220	U.S.$	463	U.S.$	913	U.S.$	1,495	U.S.$	864	U.S.$	3,023	U.S.$	815
National Guaranteed Loans		—		33		—		33		—		33		—		33
Commercial banks		—		—		—		—		—		—		—		—
Suppliers		117		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Treasury bills		—		—		—		—		—		—		—		—
Promissory notes		—		6		—		6		—		6		—		6

Total performing Peso-denominated debt service	U.S.$	3,051	U.S.$	1,259	U.S.$	463	U.S.$	952	U.S.$	1,495	U.S.$	903	U.S.$	3,023	U.S.$	854

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2018.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.

Source: Ministry of Treasury.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided the Republic with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2014 to 2018, outstanding amounts owed by the Government to multilateral creditors increased by U.S.$31.2 billion (or 157.0%) to U.S.$51.0 billion, mainly due to disbursements made in 2018 under the SBA entered into with the IMF.

•	During 2014, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.3 billion.

•	During 2015, the Government made principal payments to multilateral lenders of U.S.$2.0 billion, compared to disbursements by multilateral lenders to the Government of U.S.$1.9 billion.

•	During 2016, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.4 billion.

•	During 2017, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.9 billion.

•	During 2018, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$31.8 billion.

From 2014 to 2018, the total amount of interest payments to multilateral lenders (including the IADB, the World Bank, IMF and other institutions) was U.S.$3.3 billion. The Government also guarantees multilateral debt owed by the provinces. These obligations totaled U.S.$712.6 million as of December 31, 2018. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

On June 7, 2018, the Ministry of Treasury and the IMF staff reached an understanding on the terms of a 36-month SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. Further, on June 7, 2018, the Macri administration entered into a U.S.$2.5 billion agreement with the IADB, a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF, in each case, to be disbursed within the 12 months following the execution of the agreement. On October 26, 2018, the IMF’s Executive Board approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021. Since June 2018, the Government has drawn approximately U.S.$20.6 billion under the SBA. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments - Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2014		2015		2016		2017		2018
World Bank:
Disbursements	U.S.$	571	U.S.$	642	U.S.$	936	U.S.$	903	U.S.$	1,244
Principal payments		(670)		(790)		(740)		(632)		(698)
Disbursements, net of principal payments		(99)		(148)		197		271		546
Interest payments		(129)		(138)		(119)		(141)		(177)
Payment of commissions		—		(1)		(3)		(4)		(5)

Net (outflows) inflows		(227)		(287)		75		126		365
International Monetary Fund:
Disbursements		—		—		—		—		28,252
Principal payments		—		—		—		—		—
Disbursements, net of principal payments		—		—		—		—		28,252
Interest payments		—		—		—		—		(153)
Payments of commissions		—		—		—		—		(249)
Net (outflows) inflows		—		—		—		—		27,850
Inter-American Development Bank:
Disbursements		1,277		770		1,210		1,244		1,405
Principal payments		(936)		(990)		(869)		(888)		(865)
Disbursements, net of principal payments		340		(220)		341		356		540
Interest payments		(366)		(420)		(429)		(388)		(393)
Payments of commissions		(10)		(9)		(18)		(15)		(17)

Net (outflows) inflows		(35)		(649)		(106)		(46)		129
FAD:(1)
Disbursements		14		14		8		8		6
Principal payments		(4)		(4)		(5)		(5)		(5)
Disbursements, net of principal payments		9		10		3		3		1
Interest payments		—		—		—		(2)		(1)

	As of December 31,
	2014		2015		2016		2017		2018
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		9		10		2		1		(1)

FONPLATA:(2)
Disbursements		11		41		11		44		65
Principal payments		(11)		(16)		(11)		(10)		(13)
Disbursements, net of principal		—		24		—		34		52
Interest payments		(2)		(2)		(2)		(6)		(5)
Payments of commissions		—		(1)		(3)		—		(1)

Net (outflows) inflows		(2)		21		(5)		27		45

Corporación Andina de Fomento:
Disbursements		408		420		283		703		774
Principal payments		(180)		(217)		(232)		(305)		(346)
Disbursements, net of principal		228		202		51		398		428
Interest payments		(50)		(61)		(68)		(83)		(111)
Payments of commissions		(4)		(5)		(4)		(5)		(5)

Net (outflows) inflows		173		136		(22)		310		312

The OPEC Fund for International Development:
Disbursements		—		—		—		21		21
Principal payments		—		—		—		—		—
Disbursements, net of principal		—		—		—		21		21
Interest payments		—		—		—		—		(1)
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		—		21		20
Central American Bank for Economic Integration:
Disbursements		—		—		—		3		—
Principal payments		—		—		—		—		—
Disbursements, net of principal		—		—		—		3		—
Interest payments		—		—		—		—		—
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		—		3		—
The European Investment Bank:
Disbursements		—		—		—		—		71
Principal payments		(5)		(5)		—		—		—
Disbursements, net of principal		(5)		(5)		—		—		71
Interest payments		(1)		(1)		—		—		—
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		(5)		(5)		—		—		70

Total disbursements		2,280		1,886		2,448		2,926		31,838
Total principal payments		(1,805)		(2,022)		(1,857)		(1,840)		(1,928)
Disbursements, net of principal		475		(136)		591		1,086		29,910
Total interest payments		(548)		(622)		(619)		(620)		(842)
Total commissions		(15)		(15)		(28)		(24)		(277)

Total net (outflows) inflows	U.S.$	(88)	U.S.$	(774)	U.S.$	(56)	U.S.$	442	U.S.$	28,790

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of Treasury.

International Monetary Fund

The IMF organized two separate financial aid packages for the Republic during the years leading up to the collapse of the Convertibility Regime—one in December 2000, and the other in August 2001. As part of these packages, the IMF increased the amount available to the Republic under its credit facilities and secured for the Republic other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, the Republic reduced its outstanding IMF debt from U.S.$14.0 billion as of December 31, 2001 to U.S.$9.5 billion as of December 31, 2005. In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 33.3% reduction of the Central Bank’s reserves from U.S.$28.1 billion to U.S.$18.6 billion. The Government issued a 10-year U.S. dollar-denominated non-transferable Treasury note to repay the Central Bank for this financing. Given that the IMF liability was exchanged for Central Bank liability of the same value, the IMF repayment did not affect the Government’s total debt.

Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visits the country, collects economic and financial information, and discusses the country’s economic developments and policies with officials. The IMF staff then prepares a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina concluded on December 18, 2017. The report is publicly available on the IMF’s website at https://www.imf.org/~/media/Files/Publications/CR/2017/cr17409.ashx. The contents of this website are not intended to be incorporated by reference into this Annual Report.

In June 2018, the Macri administration entered into a 36-month standby Agreement with the IMF. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

As of December 31, 2018, the IMF had disbursed 20.2 SDRs (approximately U.S.$28.0 billion) under the SBA.

World Bank

Between 2014 and 2018, the World Bank disbursed approximately U.S.$4.3 billion in loans to the Republic partly for activities designed to foster economic recovery, both at the national and provincial levels, including for infrastructure and education projects, as well as for various social development programs such as health and the environment. As of December 31, 2018, the aggregate principal amount outstanding under loans made by the World Bank was U.S.$6.9 billion, compared to U.S.$6.3 billion as of December 31, 2017. As of December 31, 2018, approximately U.S.$3.2 billion of committed loans from the World Bank remained undisbursed.

Between 2014 and 2018, Argentina made principal payments in an aggregate amount of U.S.$3.5 billion under World Bank loans, and a total of U.S.$702.7 million on account of interest.

IADB

Between 2014 and 2018, the IADB disbursed approximately U.S.$5.9 billion in loans to Argentina, partly for activities designed to foster economic growth and partly for various social development programs such as health, infrastructure and education. As of December 31, 2018, the aggregate principal amount outstanding under loans made by the IADB was U.S.$12.3 billion, compared to U.S.$11.8 billion as of December 31, 2017. As of December 31, 2018, approximately U.S.$5.1 billion of IADB committed loans remained undisbursed.

Between 2014 and 2018, the Republic made principal payments in an aggregate amount of U.S.$4.5 billion under IADB loans and U.S.$2.0 billion on account of interest.

FONPLATA

Between 2014 and 2018, FONPLATA disbursed an aggregate amount of U.S.$172.1 million to Argentina for economic development and social programs. As of December 31, 2018, the aggregate principal amount outstanding under loans made by FONPLATA was U.S.$167.3 million, compared to U.S.$114.9 million as of December 31, 2017. As of December 31, 2018, approximately U.S.$327.9 million in approved loans from FONPLATA remained undisbursed.

Between 2014 and 2018, Argentina made principal payments in an aggregate amount of U.S.$61.7 million under FONPLATA loans and U.S.$18.2 million on account of interest.

CAF

Between 2014 and 2018, CAF disbursed approximately U.S.$2.6 billion to Argentina mostly in loans for infrastructure programs. As of December 31, 2018, the aggregate principal amount outstanding under loans made by CAF was U.S.$3.5 billion, compared to U.S.$3.0 billion as of December 31, 2017. As of December 31, 2018, approximately U.S.$2.2 billion in approved loans from CAF remain undisbursed.

Between 2014 and 2018, Argentina made principal payments in an aggregate amount of U.S.$1.3 billion under CAF loans and U.S.$374 million on account of interest.

IFAD

Between 2014 and 2018, the International Fund for Agricultural Development (“IFAD”) disbursed an aggregate amount of U.S.$49.7 million to Argentina for economic development and social programs. As of December 31, 2018, the aggregate principal amount outstanding under loans made by IFAD was U.S.$45.2 million, compared to U.S.$44.8 million as of December 31, 2017. As of December 31, 2018, approximately U.S.$50.4 million in approved loans from IFAD remained undisbursed.

Between 2014 and 2018, Argentina made principal payments in an aggregate amount of U.S.$23.8 million under IFAD loans and U.S.$4.5 million on account of interest.

EIB

Between 2014 and 2018, the European Investment Bank (“EIB”) disbursed an aggregate amount of U.S.$70.6 million to Argentina for economic development and infrastructure. As of December 31, 2018, the aggregate principal amount outstanding under loans made by EIB was U.S.$70.6 million and U.S.$80.0 million in approved loans from EIB remained undisbursed.

Between 2014 and 2018, Argentina made principal payments in an aggregate amount of U.S.$9.3 million under EIB loans and U.S.$1.4 million on account of interest.

OFID

Between 2014 and 2018, the Organization of Petroleum Exporting Countries’ (“OPEC”) Fund for International Development (“OFID”) disbursed an aggregate amount of U.S.$42 million to Argentina for economic development programs. As of December 31, 2018, the aggregate principal amount outstanding under loans made by OFID was U.S.$41.3 million, compared to U.S.$20.1 million as of December 31, 2017. As of December 31, 2018, approximately U.S.$58.7 million in approved loans from OFID remained undisbursed.

BCIE

Between 2014 and 2018, the Banco Centroamericano de Integración Económica (Central American Bank for Economic Integration or “BCIE”) disbursed approximately U.S.$2.6 million to Argentina mostly in loans for infrastructure programs. As of December 31, 2018, U.S.$197.4 million in approved loans from BCIE remain undisbursed.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt includes debt that is referred to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. Substantially all of Argentina’s bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks. A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is generally treated under the Paris Club framework. On May 28, 2014, Argentina reached an agreement with the members of the Paris Club for the cancellation of the debt owed by Argentina, amounting to U.S.$9,690 million (U.S.$4,955 million in principal U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest). See “—Debt Record—Paris Club.”

Legal Proceedings

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. Plaintiffs in these actions generally asserted that the Republic failed to make timely payments of interest and/or principal on their bonds, and sought judgments for the nominal value of and accrued interest on those bonds.

As discussed in greater detail under “—The Settlement,” to date, the Republic has reached agreements with most of its creditors, and stipulations of dismissal and orders of satisfaction of judgment have been filed and approved by the courts in numerous actions. The Republic continues to seek to resolve its outstanding litigation, and has reached agreements in principle with many additional creditors.

Pari passu litigation

In February 2012, plaintiffs in 13 actions in New York, involving claims for bonds issued under the 1994 Fiscal Agency Agreement (the “1994 FAA Bonds”) for a nominal value of U.S.$428 million, plus interest, obtained an order of the District Court finding that the Republic was in breach of the pari passu clause and enjoining the Republic from making scheduled interest payments on the 2005 and 2010 Exchange Bonds unless the Republic paid the plaintiffs in full. The order was stayed pending appeals and became effective on June 18, 2014, after the U.S. Supreme Court denied the Republic’s petition for a writ of certiorari of the Court of Appeal’s orders affirming the pari passu injunctions.

On October 30, 2015, the District Court issued new pari passu injunctions substantially similar to the ones already in effect, in 49 additional proceedings, involving claims for a nominal value over U.S.$2.1 billion under the 1994 FAA Bonds, plus billions more in pre-and post-judgment interest. Numerous additional motions seeking to extend the reach of the pari passu injunctions were filed and were pending in January 2016, when the Republic approached holders of Untendered Debt to settle outstanding disputes.

As part of the Settlement, the pari passu injunctions were lifted. See “—The Settlement.”

On August 10, 2016, the District Court denied plaintiffs’ 2015 motions for pari passu relief in two separate actions without prejudice, indicating that such requests were moot given the changed circumstances based on the actions of the Macri administration that rendered the pari passu injunctions no longer necessary. On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 Settlement Proposal and alleged a continued violation of the pari passu clause, the District Court again found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds.

In April 2018, several plaintiffs holding an aggregate nominal value of U.S.$5.44 million in Argentina issued bonds filed motions seeking injunctions based on Argentina’s alleged breach of the pari passu clause. On November 6, 2018, the District Court denied the motions, holding that Argentina is no longer in breach of the pari passu clause. Plaintiffs did not file an appeal.

Class Action litigation in the United States

Multiple class actions were filed in the District Court against the Republic of Argentina on behalf of holders of 2001 defaulted bonds, and the classes were certified in 13 of these actions. Nine of the certified class actions were settled and dismissed on the terms of the Settlement standard option. See “—The Settlement.” On August 23, 2017, the Republic paid U.S.$3.06 million to settle one class action and as a result the class action was dismissed with prejudice on September 27, 2017. On May 16, 2018, Argentina paid U.S.$21.7 million to settle eight class actions and as a result the class actions were dismissed with prejudice on May 29, 2018. Another certified class action was dismissed before settlement, and as of December 31, 2018, plaintiffs in three remaining certified class actions have not yet sought judgments.

On January 22, 2018, a plaintiff filed a complaint in the District Court on behalf of a putative class of beneficial owners of 2005 and 2010 Exchange Bonds governed by U.S. and English law. The complaint sought interest on overdue interest payments that were delayed while the District Court’s pari passu injunctions were in effect from 2014 to 2016. On November 2, 2018, the District Court granted Argentina’s motion to dismiss the complaint, holding that plaintiff did not have standing to bring suit, the bonds did not create a contractual obligation for interest on overdue interest, and the court did not have jurisdiction over the English-law bonds. Plaintiff did not file an appeal.

The Settlement

On February 5, 2016, the Republic published on the then Ministry of Finance’s website the Settlement Proposal to settle eligible claims on Untendered Debt, including bonds in litigation in the United States, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions which had barred the Republic from making payment on certain external indebtedness unless it made a ratable payment to those holders of defaulted debt who had been awarded such injunctions. See “—Pari passu litigation.” The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was available to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains available to plaintiffs holding Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the principal amount of the relevant debt securities plus an amount of up to 50% of that original principal. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the procedures set forth and published by the Republic and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the agreement is countersigned by the Republic. The Settlement Proposal is not available for claims on principal or interest that are time-barred.

Creditors who settled their claims pursuant to the Settlement Proposal have agreed to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

The District Court, on March 2, 2016, issued an order indicating it would vacate all pari passu injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Republic had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the Second Circuit Court of Appeals affirmed the District Court’s order. See “—Pari passu litigation.”

On March 31, 2016, the Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the Settlement Proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court, on April 22, 2016, ordered the vacatur of all pari passu injunctions.

On May 5, 2016, interest payments on 2005 and 2010 Exchange Bonds payable to the trustee were transferred by the trustee to holders of such bonds.

On July 20, 2016, Argentina published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds.

In December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard settlement proposal to settle the clauses of 100% of the outstanding Samurai Bonds. The meetings took place in February 2019 and Argentina completed payments in June 2019.

Individual litigation in the United States

On April 12, 2016, the District Court granted Argentina’s motion to dismiss a complaint filed by a group of creditors seeking a declaration that the settlement-related documents sent to Argentina —which Argentina had not countersigned—were binding settlement agreements. The District Court held that in the absence of a countersignature by Argentina, no binding contracts with the plaintiffs had been formed. Plaintiffs appealed this dismissal and the appeal remains pending as of the date of this Annual Report.

On June 1, 2016, a creditor filed suit against Argentina in the District Court based on its purported ownership of an unidentified amount of Argentine bonds governed by New York, German, English and Italian law. Argentina and plaintiff requested that Argentina’s response to plaintiff’s complaint be due 60 days after plaintiff has filed proof that it served Argentina via the Hague Service Convention. The District Court granted that request on July 28, 2016. Plaintiff has not filed such proof of service. Following a settlement, the suit was dismissed on August 15, 2019 pursuant to a stipulation of dismissal entered by the parties.

In November 2016, a creditor filed two suits against Argentina in the District Court based on its ownership of bonds with a nominal value of approximately U.S.$62.1 million, €3.0 million, and CHF 2.0 million governed by New York law, German law and Swiss law. Plaintiff includes claims for breach of the pari passu provision substantially similar to the claims later dismissed by the District Court on December 22, 2016 and October 22, 2018 in similar cases. The cases are stayed and Argentina’s response to the complaints is pending as of the date of this Annual Report.

On December 22, 2016, the District Court granted Argentina’s partial motion to dismiss claims in three actions involving bonds with an aggregate nominal amount of U.S.$20.9 million, finding all of plaintiffs’ claims for principal and interest that accrued more than six years before the filing of the complaints to be time-barred. In addition, the District Court dismissed plaintiffs’ claims for specific performance and damages based on the Republic’s alleged breach of the pari passu clause, holding that Argentina is not in violation of the pari passu clause, as it found that Argentina’s payment to other creditors while plaintiffs’ bonds remained unpaid did not violate the pari passu clause, and that there is no separate claim for damages for breach of the pari passu clause.

On January 2, 2018, three individuals initiated a lawsuit against Argentina based on their purported ownership of Custody Certificates issued by Argentina under the 2001 Tax Credit Program established by Decree No. 1005/2001. The Custody Certificates are alleged to represent the principal of Argentina-issued bonds governed by New York law and held in trust in Argentina, with a nominal value of approximately U.S.$35.8 million. Plaintiffs seek damages and the issuance of a pari passu injunction. On January 15, 2019, the District Court granted Argentina’s motion to dismiss, partly because the Custody Certificates did not provide for jurisdiction in the District Court. Plaintiffs filed an appeal on February 11, 2019, which remains pending as of the date of this Annual Report.

On April 24, 2018, a plaintiff filed an amended complaint seeking a money judgment for principal and interest, based on its purported ownership of U.S.$760,000 in principal of 1994 FAA bonds. Plaintiff includes claims for breach of the pari passu provision substantially similar to the claims dismissed by the District Court on December 22, 2016 in a similar case. Argentina moved to partially dismiss the complaint on June 25, 2018, and briefing was completed on July 13, 2018. On October 22, 2018, the District Court granted Argentina’s motion to dismiss, dismissing all claims that accrued more than six years before the action was commenced and all pari passu claims. On November 26, 2018, plaintiff filed an appeal, which remains pending as of the date of this Annual Report.

On September 10, 2018, the District Court granted Argentina’s motion to dismiss a complaint filed based on plaintiff’s purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed German law. The District Court found all of plaintiff’s claims to be time-barred, rejecting plaintiff’s arguments that Argentina’s legislative enactments, financial publications, statements from public officials, or the 2010 Exchange Offer tolled the statute of limitations. On September 21, 2018, plaintiffs filed an appeal, which remains pending as of the date of this Annual Report.

Efforts to attach or execute Argentine property in U.S. Litigation

In the United States, creditors’ execution remedies against a foreign state are limited by the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) to assets of such foreign state that are used for a commercial activity in the United States. The FSIA also provides special protection from attachment and execution to reserves of foreign central banks and military and diplomatic property. While most attempts to execute property of the Republic or of alleged alter egos of the Republic have been rejected by the courts in most cases, in a few instances plaintiffs seeking payment under Argentina’s Untendered Debt had succeeded in attaching and restraining assets of the Republic.

Proceedings for foreign recognition of U.S. judgments

Certain plaintiffs have sought, and in some instances obtained, recognition of their U.S. judgments in foreign courts, including in the United Kingdom, Luxembourg, France, Belgium, Switzerland, Ghana and Argentina. These plaintiffs have settled their claims against Argentina.

Litigation in Germany

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxembourg.

Litigation in Japan

On February 10, 2010, the Republic was served with a complaint filed by the commissioned companies for bondholders in Japan, claiming approximately JPY11 billion in nominal value, plus interest, in connection with four series of defaulted bonds issued by the Republic under Japanese law. Plaintiffs withdrew most of their claim as a result of their participation in the 2010 Debt Exchange. In January 2013 a Tokyo District Court dismissed the complaint, finding that the commissioned companies for bondholders lacked standing to bring the complaint. In January 2014, the Tokyo High Court affirmed the District Court’s ruling and the plaintiffs then appealed to the Supreme Court. On June 2, 2016, the Supreme Court reversed the High Court judgment and remanded the case to the Tokyo District Court for further proceedings. On June 8, 2016, the Republic settled claims under three series of defaulted bonds issued by the Republic under Japanese law for a nominal value of JPY933,000,000.

On March 26, 2018, the Tokyo District Court issued a new judgment against Argentina, and the Republic’s appeal is currently pending before the Tokyo High Court. In furtherance of discussions maintained with the Commissioned Companies for Bondholders relating to the implementation of its February 2016 Settlement Proposal with holders of its outstanding bonds governed by Japanese law, on December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard settlement proposal to settle the clauses of 100% of the outstanding Samurai Bonds. The meetings took place in February 2019 and Argentina completed payments in June 2019. See “Recent Developments—Public Sector Debt—Legal Proceedings—Litigation in Japan.”

Litigation in Spain

On April 10, 2014, a plaintiff who obtained a judgment in Germany initiated proceedings before a court in Madrid in order to attach the Republic’s assets located in Spain. On May 14, 2015, the court permitted that plaintiff to execute its German judgment on the Republic’s property in Spain. In December 2015, the court denied the Republic’s request to vacate that order and the Republic appealed the ruling. On September 28, 2016, the Court of Appeals granted the Republic’s appeal and vacated the lower court’s execution order. See “Recent Developments—Public Sector Debt—Legal Proceedings—Litigation in Spain.”

Litigation in Argentina

Since the 2001 economic crisis, the Republic has been sued in Argentina on claims relating to steps it took during the crisis, seeking, among other things, payment on defaulted bonds. These lawsuits generally have been unsuccessful. The Supreme Court of Argentina has issued several decisions in which it consistently upheld the constitutionality of the emergency measures adopted as a result of the 2001 economic crisis, including the deferral of payment on bonds. Most of these local lawsuits have been dismissed.

Recognition and enforcement of foreign judgments in Argentina. Argentine law permits the enforcement in Argentina of a final judgment issued by a competent foreign court, provided that the defendant’s right to an adequate defense is guaranteed, the judgment or award does not contravene principles of Argentine public order, and the judgment or award is not incompatible with another judgment previously or simultaneously issued by an Argentine court. Foreign creditors have generally not brought suits or sought to enforce their foreign judgments or awards in Argentina.

In Argentina, plaintiffs in four actions have sought recognition of U.S. judgments totaling approximately U.S.$24 million. In three of these cases the proceedings reached the Supreme Court, which confirmed the respective Court of Appeals decisions dismissing the claims for recognition of the foreign judgment. As of the date of this Annual Report, the fourth case is pending before the lower court. In all cases in which Argentine courts dismissed a claim for recognition and enforcement of the U.S. judgments, the courts held, as the Republic had argued, that although the Republic’s issuance of the bonds in which plaintiff had an interest constituted a commercial activity, the Republic’s declaration of a default as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court. Since the Republic published the Settlement proposal in February 2016, it has entered into settlement agreements with all plaintiffs who have sought recognition of U.S. judgments in Argentina.

Enforcement of arbitration awards in Argentina. In order for a creditor to collect on an award against the Republic in Argentina, the creditor must first notify the competent authorities and request payment with funds from the current fiscal year’s budget. If there are no such funds available, the creditor may request that the payment of the award be included in the budget for the following fiscal year. In order for the award to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the creditor must notify the competent authorities before July 31 of the previous year. If the creditor complies with these requirements but the Republic does not include the award in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the creditor is entitled to attempt to execute upon assets of the Republic in order to satisfy the award.

In addition, there are cases regarding bonds which are subject to Argentine law.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID Convention), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

Between 2013 and 2019, Argentina has settled eight final awards issued by ICSID tribunals against Argentina totaling U.S.$1.2 billion. All amounts described above refer to principal damages claims, excluding interest and costs.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

In October 2013 and May 2016, Argentina settled three final UNCITRAL awards against Argentina totaling U.S.$259.8 million.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. On July 10, 2018, the Second Circuit Court of Appeals issued a decision affirming the District Court’s decision.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. filed a complaint against the Republic seeking compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF.